417

08002577

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eqstra Holdings Limited

*CURRENT ADDRESS 12 Corobrick Road
Meadowdale
P.O Box 1590, Bedfordview, 2008
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2008
THOMSON REUTERS

FILE NO. 82- 35198

FISCAL YEAR 6/25/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/15/08

EQSTRA

Eqstra Holdings Limited

(Formerly Imperial Investment Holdings (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 1998/011672/06)
JSE share code: EQS ISIN: ZAE000117123
("Eqstra" or "the Company")

6-25-07
AR/S

A pre-listing statement of Eqstra relating to the listing of Eqstra on the JSE Limited with effect from the commencement of business on 12 May 2008

This pre-listing statement is not an invitation to subscribe for shares in Eqstra, but is issued in compliance with the Listings Requirements of the JSE Limited for the purpose of providing information to the public with regard to Eqstra. An abridged version is intended for publication on 30 April 2008.

---

20 March 2008

This pre-listing statement is being mailed together with the Imperial circular

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Merchant bank, corporate adviser and transaction sponsor

Legal adviser

TWB
TUGENDHAFT WAPNICK BANCHETTI AND PARTNERS

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd

Reporting accountants and auditors

Deloitte.

Equity capital markets adviser

RMB|Morgan Stanley

Important information

The definitions and interpretations commencing on page 4 of this pre-listing statement apply *mutatis mutandis*, to this important information.

This pre-listing statement has been prepared on the assumption that the resolutions proposed in the notice of general meeting forming part of the Imperial circular, which is mailed together with this pre-listing statement, will be passed at the combined general meeting of shareholders of Imperial to be held on 18 April 2008, and to the extent applicable, will be registered, and that the unbundling by Imperial of its investment in Eqstra, details of which are reflected in the Imperial circular, will be implemented.

The Eqstra directors, whose names are set out on page 8 of this pre-listing statement, collectively and individually, accept full responsibility for the accuracy of the information provided in this pre-listing statement and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement false or misleading, and confirm that they have made all reasonable enquiries in this regard and confirm that this pre-listing statement contains all information required by the Listings Requirements.

The Issuer Services Division of the JSE has agreed, subject to the fulfilment of the outstanding conditions precedent as reflected in the Imperial circular, to the listing of the issued ordinary share capital of Eqstra in the Diversified Industrials sub-sector of the General Industrials sector of the JSE lists under the name "Eqstra" with effect from the commencement of business on Monday 12 May 2008.

On the commencement of listing, the authorised share capital of Eqstra will comprise ordinary shares, "A" deferred ordinary shares and "B" deferred ordinary shares. The ordinary shares, "A" deferred ordinary shares and "B" deferred ordinary shares will have a par value of 0.1 cent each. The authorised share capital consists of 360 000 000 ordinary shares, 20 000 000 "A" deferred ordinary shares and 20 000 000 "B" deferred ordinary shares. The issued share capital will initially comprise 212 129 870 ordinary shares, then increase to 258 389 870 ordinary shares, (after taking into account the MCC minority transactions as set out in 7.2 of this document) 16 781 968 "A" deferred ordinary shares and 14 516 617 "B" deferred ordinary shares. All ordinary shares rank *pari passu*.

The ordinary shares will only be traded in electronic form on the JSE and accordingly all shareholders who hold ordinary shares in certificated form will have to dematerialise their certificated shares should they wish to trade on the JSE.

Deloitte & Touche, Registered Auditors, whose reports are included in this pre-listing statement, has given and has not withdrawn its consent to the inclusion of its name and reports in this pre-listing statement in the form and context in which they appear.

This pre-listing statement is available in English. Additional copies may be obtained during normal business hours between 20 March 2008 and 19 May 2008, both days inclusive, from Eqstra's registered office, Rand Merchant Bank and the transfer secretaries, the addresses of which are set out in the "Corporate information and advisers" section of this pre-listing statement.

Corporate information and advisers

Company secretary and registered office

Liezl Moller, CA(SA)
12 Corobrick Road
Meadowdale
(PO Box 1590, Bedfordview, 2008)

Transfer secretaries

Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Merchant bank, corporate adviser and transaction sponsor

Rand Merchant Bank
(A division of FirstRand Bank Limited)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Date of incorporation

19 June 1998

Place of incorporation

South Africa

Legal adviser

Tugendhaft Wapnick Banchetti & Partners
20th Floor, Sandton City Office Towers
5th Street
Sandown
Sandton, 2196
(PO Box 786728, Sandton, 2146)

Reporting accountants and auditors

Deloitte & Touche
Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Sponsor

Merrill Lynch South Africa (Proprietary) Limited
138 West Street
Sandown
Sandton, 2196
(PO Box 651987, Benmore, 2010)

Table of contents

The definitions and interpretations commencing on page 4 of this pre-listing statement apply, *mutatis mutandis*, to this table of contents.

Important dates and times

The definitions and interpretations commencing on page 4 of this pre-listing statement have, where necessary, been used in the important dates and times as set out below:

	2008
Combined general meeting to be held at Imperial Place Jeppe Quondam, 79 Boeing Road East, Bedfordview at 10:00 on	Friday, 18 April
Results of the combined general meeting released on SENS on	Friday, 18 April
Results of the combined general meeting published in the press on	Monday, 21 April
Publication of abridged pre-listing statement on	Wednesday, 30 April
Last day to trade in Imperial shares on the JSE to participate in the unbundling on	Friday, 9 May
Imperial shares trade ex the entitlement to the Eqstra distribution shares on	Monday, 12 May
Listing of Eqstra from the commencement of business on	Monday, 12 May
Announcement of the specified ratio in respect of the apportionment of the costs/base costs of Eqstra for taxation/CGT purposes on	Wednesday, 14 May
Record date to participate in the unbundling on	Friday, 16 May
Eqstra share certificates will be posted by registered post, at the risk of the certificated Imperial ordinary shareholder concerned, to certificated shareholders and dematerialised shareholders will have their safe custody accounts at the CSDP or broker updated on	Monday, 19 May

Notes:

1. These dates and times are subject to change. Any material changes to the above dates will be released on SENS and published in the press.
2. All times given in this pre-listing statement are local times in South Africa.

Definitions and interpretations

Throughout this pre-listing statement and the annexures hereto, unless otherwise stated or the context otherwise indicates, the words and expressions in the first column shall have the meanings stated opposite them in the second column and words and expressions in the singular shall include the plural and *vice versa*. words importing natural persons shall include corporations and associations of persons and *vice versa* and any reference to one gender shall include the other gender:

"ALCO"	asset and liability committee;
"articles"	the articles of association of Eqstra;
"BEE"	Black Economic Empowerment;
"board" or "directors"	the board of directors of the Company at the last practicable date whose names appear on page 8 of this pre-listing statement;
"Bonus Scheme"	the Imperial Bonus Right Scheme;
"CEO"	chief executive officer;
"certificated shareholders"	shareholders who elect to hold certificated ordinary shares in Eqstra;
"certificated shares"	Eqstra ordinary shares which are not dematerialised and title to which is represented by a share certificate or document of title;
"CFO"	chief financial officer;
"Companies Act"	the Companies Act (Act 61 of 1973), as amended;
"conditions precedent"	the conditions precedent to which the unbundling and listing of Eqstra is subject, as reflected in the Imperial circular;
"CSDP"	a Central Securities Depository Participant accepted as a participant in terms of the Securities Services Act (Act 36 of 2004), as amended;
"Deloitte"	Deloitte & Touche, Registered Auditors;
"deferred ordinary shares"	"A" deferred ordinary and "B" deferred ordinary shares of 0.1 cent each in the share capital of the Company issued to Ukhamba and Lereko Mobility, respectively;
"Eqstra" or "the Company"	Eqstra Holdings Limited (previously known as Imperial Investment Holdings (Proprietary) Limited) (Registration number 1998/011672/06), a company duly registered and incorporated under the company laws of South Africa, the holding company of the Group, all the shares of which are to be listed on the JSE, prior to the unbundling, based on the suspensive conditions of the unbundling, as described in the Imperial circular, being met;
"Eqstra distribution shares"	the Eqstra ordinary shares held by Imperial, which will be unbundled to Imperial shareholders in terms of the unbundling and in accordance with the Imperial circular;
"Eqstra ordinary shares"	issued ordinary shares of par value 0.1 cent each in the issued ordinary share capital of Eqstra;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act (Act 9 of 1933), as amended;
"executive directors"	the CEO and the CFO of Eqstra, each of whom is involved in the day to day running of the business and is in full time salaried employment of the Company and/or its subsidiaries;
"Government"	the Government of South Africa;

"the Group"	the Company, its subsidiaries and associates;
"HE"	headline earnings;
"HEPS"	headline earnings per share;
"IFRS"	International Financial Reporting Standards;
"Imperial"	Imperial Holdings Limited (Registration number 1946/021048/06), a public company duly registered and incorporated in accordance with the laws of South Africa, all of the issued Imperial ordinary shares and Imperial preference shares of which are listed on the JSE;
"Imperial board"	the board of directors of Imperial at the last practicable date;
"Imperial circular"	a bound document, dated 20 March 2008, containing the circular to Imperial shareholders, relating to the unbundling of Imperial's entire shareholding in Eqstra to Imperial ordinary shareholders, which is enclosed in the envelope together with this pre-listing statement;
"Imperial deferred ordinary shares"	issued deferred ordinary shares in Imperial of a par value of 4 cents each held by Ukhamba, which convert to ordinary shares when certain predetermined growth rates in HE are achieved;
"Imperial combined general meeting"	the combined general meeting of Imperial shareholders to be held at the registered office of Imperial, Imperial Place, Jeppe Quondam, 79 Boeing Road East, Bedfordview at 10:00 on 18 April 2008 to consider and vote on the necessary resolutions to effect the unbundling and listing;
"Imperial Group"	Imperial and any of its subsidiaries or associates from time to time;
"Imperial ordinary shares"	ordinary shares of par value 4 cents each in the issued share capital of Imperial listed on the JSE;
"Imperial ordinary shareholders"	holders of Imperial ordinary shares;
"Imperial preference shares"	4 540 041 non-redeemable non-participating preference shares of a par value of 4 cents each in the issued share capital of Imperial, listed on the JSE;
"Imperial preference shareholders"	holders of Imperial preference shares;
"Imperial preferred ordinary shares"	issued preferred ordinary shares of a par value of 4 cents each, issued to Lereko Mobility, which rank pari passu in all respects with ordinary shares in respect of voting and which will automatically convert into Imperial ordinary shares on 30 September 2010 on a one-for-one basis;
"Imperial registers"	the applicable register of members of Imperial;
"Imperial shareholders"	the holders of Imperial ordinary shares, Imperial preference shares, Imperial deferred ordinary shares and Imperial preferred ordinary shares;
"Income Tax Act"	the Income Tax Act (Act 58 of 1962), as amended;
"Jibar"	the Johannesburg Interbank Agreed Rate, being the mid-market rate for deposits in rand displayed on the appropriate page of the Reuters screen;
"JSE"	JSE Limited (Registration number 2005/022939/06), a public company duly registered and incorporated with limited liability under the company laws of South Africa, licensed to operate as an exchange under the Securities Services Act (Act 36 of 2004), as amended;
"last practicable date"	the last practicable date before the finalisation of this pre-listing statement, being 11 March 2008;
"LDT"	the last day to trade in Imperial shares *cum* the rights in respect of the Eqstra shares;

"Lereko Mobility"	Lereko Mobility (Proprietary) Limited (Registration number 2004/034154/07), whose ordinary shares are owned 49% by Imperial and 51% by Lereko Consortium, established for the purposes of acquiring and holding Imperial preferred ordinary shares and converted ordinary shares, as the case may be, in Imperial;
"listing"	the listing of the ordinary shares of Eqstra on the JSE on the listing date;
"listing date"	the proposed date of the initial listing of Eqstra on the JSE, which is expected to be on Monday, 12 May 2008, when Imperial ordinary shareholders commence trading their unbundled Eqstra shares;
"Listings Requirements"	the Listings Requirements of the JSE, as amended from time to time;
"MCC"	the MCC group of companies consisting of Civil Finance Company (Proprietary) Limited (Registration number 1980/001068/07), Explotech Marketing Services (Proprietary) Limited (Registration number 1975/003533/07), Five Six Seven Glen Austin (Proprietary) Limited (Registration number 1980/01068/07), MCC Contracts (Proprietary) Limited (Registration number 1983/008084/07), Mutual Construction Company (Transvaal) (Proprietary) Limited (Registration number 1988/002721/07), Dorstland Earth Moving (Proprietary) Limited (Registration number 1990/001/343/07) and MCC Mining (Proprietary) Limited (Registration number 1968/012783/07);
"MCC minorities"	collectively the minority shareholders in the issued share capital of the relevant MCC company;
"MCC minority transaction"	the proposed buy-out of the MCC minorities in exchange for shares in the listed Eqstra;
"memorandum"	the memorandum of association of Eqstra;
"MLSA"	Merrill Lynch South Africa (Proprietary) Limited (Registration number 1995/001805/07), a private company duly registered and incorporated in accordance with the laws of South Africa;
"NACQ"	nominal annual rate compounded quarterly;
"Nozala"	Nozala Investments (Proprietary) Limited (Registration number 1996/004733/07), a private company duly registered and incorporated in accordance with the laws of South Africa;
"preferred ordinary shares"	issued preferred ordinary shares of a par value of 4 cents each, issued to Lereko Mobility, which rank *pari passu* in all respects with Imperial ordinary shares in respect of voting and which will automatically convert into Imperial ordinary shares on 30 September 2010 on a one-for-one basis;
"Rand" or "R"	South African Rand, the official currency of South Africa;
"record date"	the date on which Imperial ordinary shareholders are required to be registered as such in the Imperial registers in order to participate in the unbundling, which is expected to be on 16 May 2008;
"Rand Merchant Bank" or "RMB"	Rand Merchant Bank, a division of FirstRand Bank Limited (Registration number 1929/001225/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"registered office"	the registered office of Imperial, Imperial Place Jeppe Quondam, 79 Boeing Road East, Bedfordview;
"resolutions"	the resolutions required to be approved by Imperial shareholders to implement the unbundling and listing as reflected in the Imperial circular;
"SARB"	South African Reserve Bank;
"SENS"	Securities Exchange News Service of the JSE;

"Share Purchase Scheme"	the Imperial Executive Share Purchase Scheme;
"shareholders" or "Eqstra shareholders"	the holders of Eqstra ordinary shares and deferred ordinary shares;
"South Africa"	the Republic of South Africa;
"Strate"	Strate Limited (Registration number 1998/022242/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa which is licensed as a central securities depository in terms of section 32 of the Securities Services Act (Act 36 of 2004), as amended;
"this document" or "this pre-listing statement"	this pre-listing statement and the annexures hereto, to be issued by Eqstra on or about 20 March 2008, regarding the listing of Eqstra on the JSE;
"transfer secretaries"	Computershare Investor Services (Proprietary) Limited (Registration number 2004/003647/07), a private company duly registered and incorporated in South Africa whose address is Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107);
"TWB"	Tugendhaft Wapnick Banchetti & Partners, legal advisers and attorneys to Imperial;
"Ukhamba"	Ukhamba Holdings (Proprietary) Limited (Registration number 1998/017702/07), a private company incorporated in South Africa;
"unbundling"	the unbundling by Imperial of all the shares held by it in Eqstra by way of a distribution *in specie* which will occur immediately after the listing in terms of section 90 of the Companies Act and section 46 of the Income Tax Act, whereby Imperial ordinary shareholders recorded in the register on 16 May 2008 will receive one Eqstra ordinary share for every one Imperial ordinary share held;
"VAT"	Value-Added Tax payable in terms of the Value-Added Tax Act (Act 89 of 1991), as amended; and
"VWAP"	the volume weighted average price of a share traded on the JSE, calculated over the relevant period of consecutive trading days, which shall include any trading day on which the relevant share has not traded, to four decimal places when quoted in Rand.

EQSTRA

Eqstra Holdings Limited

(Formerly Imperial Investment Holdings (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 1998/011672/06)
JSE share code: EQS ISIN: ZAE000117123
("Eqstra" or "the Company")

Directors

Executive	***Non-Executive***
Walter Stanley Hill *(CEO)*	Dr Daniel Christiaan Cronje *(Chairman)**
Erich Clarke *(CFO)*	Sankie Dolly Mthembi-Mahanyele*
	Anthony John Phillips*
	Marthinus Johannes Croucamp*
	Veli Joseph Mokoena
	Salukazi Dakile-Hlongwane
	Dr Popo Simon Molefe
	* Independent

Pre-listing statement

1. Introduction and purpose

The directors of Imperial, a diversified industrial company listed on the JSE, have taken the decision after extensive deliberation and wide consultation to unbundle Eqstra to Imperial ordinary shareholders. Eqstra will be separately listed on the JSE under the "Diversified Industrials sub-sector of the General Industrials" sector. The JSE has approved the listing of Eqstra's ordinary shares under the code "EQS" and ISIN: ZAE000117123.

Through its decentralised approach, Imperial has proven its ability to create businesses of considerable scale. The Imperial board are of the opinion that Eqstra, which comprises Imperial Fleet Services, Imperial Flexi Fleet, Saficon Industrial Equipment, Impact Forklifts (UK), MCC and the distributorships for Terex and New Holland earthmoving equipment, has reached a level of scale and maturity to attract it's own debt and equity capital base.

Eqstra has transformed itself from a leasing company into a diversified leasing, industrial, construction and mining equipment importer and distributor as well as being a major player in the hard rock opencast contract mining and plant hire sectors. This transformation is a result of a combination of organic growth, acquisitions and successfully obtaining distributorships for construction and mining equipment and industrial products. These sectors offer significant growth potential given the global demand for commodities and the South African infrastructural development curve. It has an asset base of approximately R8 billion at 25 June 2007, comprising passenger and commercial vehicles, materials handling and earthmoving equipment.

The Imperial board believes that the unbundling will enhance shareholder value through:

- unlocking the growth potential of Eqstra by structuring its balance sheet appropriately for the asset intensive nature of its business and the annuity income stream generated;
- unlocking more growth potential for Imperial by the elimination of the high capital demands of the leasing business from its portfolio of businesses;
- providing shareholders with direct exposure to industrial, commodity and infrastructure-related investments;
- achieving sharper focus in the operations of the two listed entities; and
- an improved exposure to the intrinsic value of the two listed entities.

2. Information relating to Imperial

Imperial was incorporated in South Africa on 15 March 1946 and is listed on the JSE under the "Diversified Industrials" sub-sector of the "General Industrials" sector, JSE code 'IPL'. It is a diversified multi-national mobility group with activities spanning motor vehicle and related operations across virtually all modes of transport for people and freight. While capitalising on the synergies between its businesses, its decentralised management structure actively encourages entrepreneurship, innovation and industry-specific best practices.

The Imperial group currently operates through six divisions: logistics, car rental and tourism, distributorships, dealerships, insurance and leasing and capital equipment. The activities of group associates include financial services through Imperial Bank. Imperial is active in South Africa, selected parts of Africa, the United Kingdom, Europe, Scandinavia and Australia.

The Imperial group's activities in these markets encompass a wide range of related sales and services:

- integrated logistics solutions, combining asset ownership and intellectual capital;
- car rental and tourism;
- motor vehicle and aircraft import and distribution, passenger and commercial vehicle dealerships, sales and after-sales services;
- related financial services businesses aimed at extracting further value from mobility product offerings, namely banking and insurance; and
- leasing, industrial, construction and mining equipment import and distribution, contract mining and plant hire.

Since it listed in 1987, the Imperial group's motor dealerships have expanded from 11 to more than 200 and from a single franchise to 34. Its truck fleet has increased from 1 120 to 5 603, its passenger car fleet has increased from 1 650 to 37 828. It has grown from three divisions comprising motor dealerships, car rental and logistics to seven with the addition of leasing and capital equipment, vehicle distribution, insurance and aviation to the portfolio. Revenue has increased from R219 million to R66.2 billion and the staff complement has grown from 1 720 to 43 792.

Subsequent to a recent review of its business mix and pursuant to Imperial's objective of achieving optimal growth and returns, a decision was made to exit capital-intensive activities by disposing of aviation leasing and the unbundling of the leasing and capital equipment division.

3. Information relating to Eqstra

3.1 Incorporation

Eqstra was incorporated and registered in South Africa on 19 June 1998 as a private company under registration number 1998/011672/07.

3.2 Group structure

Eqstra will consist of the following three divisions, which are currently managed within Imperial as stand-alone and autonomous divisions:

3.2.1 Passenger and Commercial Vehicles

Carries out leasing and value-added services in the passenger, light, medium and heavy commercial vehicle market in South Africa and various African territories.

3.2.2 Industrial Equipment

Carries out the distribution, leasing and value-added services in the industrial equipment, materials handling and power generation markets in South Africa, various African territories and in the United Kingdom.

3.2.3 Construction and Mining

Imports and distributes heavy-duty capital equipment used in the construction and mining sectors, carries out opencast hard rock contract mining and plant hire. Operates in South Africa and various African territories.

3.3 Nature of business

3.3.1 Overview

Eqstra is a diversified leasing, industrial, construction and mining equipment importer and distributor as well as being a major player in the hard rock opencast contract mining and plant hire sectors. Eqstra has reached significant scale, with revenue of R5.2 billion and total assets of approximately R8 billion at 25 June 2007.

It trades under various stand-alone brand names in its respective markets and only the Passenger and Commercial Vehicle division trades under the Imperial name. It is not anticipated that the rebranding of this division will have any adverse impact on the business.

There is currently no Government protection, other than applicable local tariff protection, or any investment encouragement law affecting the business of Eqstra.

3.3.2 Business model

Eqstra's primary strategy is to be a business-to-business focused organisation that differentiates its product offerings through value-added products and vertical integration focused around specific asset classes. The following diagram illustrates Eqstra's business model:

Figure 1: Eqstra value chain


1
Distribute asset
2
Lease or rent out asset
3
Value add (maintenance, parts, insurance)
4
Sell asset after lease period
Wholesale margin
Interest differential
Value add margin
Disposal margin

Eqstra's business model allows for the management of an asset "from factory to scrap yard". Wholesale margin is captured at the initial point of the asset life by supplying the product directly, negotiating directly with original equipment manufacturers or distributors. Interest differential margin is extracted via the ability of the division to leverage its balance sheet and have a lower cost of financing than that of the customer. The value-added margin is extracted by providing a complete package to clients via operating rentals that include maintenance, parts, insurance and related services such as operators, fleet management and reporting. The contracts are priced in a way that ensures the full absorption of asset costs via the value-added services. As a result, a profit is typically realised on disposal. The disposal margin is captured through the in-house disposal outlets and where prudent, assets are refurbished and either added to the relevant division's used equipment rental fleet or disposed of.

Figure 2 further explains the value-added approach as well as the vertical integration that exists.

Figure 2: Eqstra value chain

Division	Distribute	Lease or rent out	Value-add	Sell asset
Passenger and Commercial Vehicles	• Bulk procurement	• Long-term leases with blue-chip client base • Approximately 25%[1] market share • Funding terms matched with lease contracts	• Maintenance contracts and insurance products • Truck trailer load body and tanker manufacturing • Commercial vehicle workshops and panel shops for repairs	• Dispose of assets through own channels
Industrial Equipment	• Exclusive distributor of Toyota and Clarklift forklifts, BT Warehousing Equipment, Kalmar Container Handling Equipment, Accelerate Battery Charges, Hawker Batteries and Charges, Hako Industrial Cleaning Equipment, JCB Teletruck (non-exclusive) • The majority of all forklifts sold are leased to customers	• 38%[2] of SA forklift market • Significant scope to increase footprint outside of forklifts	• Significant value-add from operators, maintenance, parts and insurance	• Dispose of assets through own channel • Refurbishing asset for a "second life" after initial lease period
Construction and Mining	• Distribution rights for Terex and New Holland Construction (mining and construction equipment) and Carraro parts	• Largest opencast hard-rock mining contractor in SA • Focused on shorter-term plant hire, attractive asset • Considerable vertical integration and leasing opportunities available	• Developed into a respected hard-rock contract mining expert in SA • Significant maintenance expertise and national infrastructure • Aftersales, finance and insurance facilitation	• Internationally tradable machinery • Refurbishing asset for a "second life" after initial contract period

Source: (1) Eqstra estimate based on South African Vehicle Rental and Leasing Association total market size.
(2) As per World Industrial Truck Statistics orders placed on Original Equipment Manufacturer factories.

3.4 Operations

3.4.1 Passenger and Commercial Vehicles

The Passenger and Commercial Vehicles Leasing division provides fleet management solutions for all makes of vehicles including passenger, light, medium and heavy commercial vehicles to the South African and sub-Saharan markets. In addition to being a market leader in the South African market, this division has considerable fleet interests in Namibia, Swaziland, Lesotho and Botswana with a rapidly expanding footprint in East and West Africa. Through its business units, the division targets the needs of both the corporate and government sectors.

The current fleet is valued at R2.7 billion.

Value-added products offered by the division include: managed maintenance, accident management services, contract hire, in-house workshops, panel shops, tanker/body building, auction, wholesale and retail facilities.

Divisional overview

R'million	2007	2006	2005
Revenue	2 023	1 545	1 409
Operating profit	318	307	308
Assets	3 415	2 881	2 450
Liabilities	2 819	2 376	1 850

Figure 3: Passenger and Commercial Vehicles divisional structure

Business unit	Target market	Products/Services
Imperial Fleet Services	Passenger and light commercial vehicles to corporate enterprises in sub-Saharan Africa	Full Maintenance Lease/Operating Lease Contract hire Managed products Value-added services
Imperial FlexiFleet	Medium and heavy commercial vehicles, and specialist equipment to corporate enterprises in South Africa	Full Maintenance Lease/Operating Lease Contract hire Managed products Workshops Panelshops Tanker/Body building Value-added services
HYPERCAR	Retail, wholesale and auction of passenger and light commercial vehicles in South Africa	Retail outlets Vehicle auction and related financial services Virtual vehicle sourcing dealership




Imperial

3.4.2 *Industrial Equipment*

The Industrial Equipment division has a similar business model to the Passenger and Commercial Vehicles Leasing division; it, however, operates in the industrial equipment and materials handling sectors. This division enjoys market share leadership in the South African forklift market. The Industrial Equipment division is focused around the product lines rather than the Imperial brand. The current forklift rental and leasing fleet consists of 7 689 units in South Africa and 3 317 units in the United Kingdom.

The division is the exclusive distributor of Toyota and Clarklift Forklifts, BT Warehousing Equipment, Kalmar Heavy Duty Forklifts and container handlers and Accelerate Battery Chargers in Southern Africa. In addition, the division markets an extensive range of quality materials handling accessories. The division has a non-exclusive distribution agreement with JCB Teletruck in Southern Africa and has exposure to the UK market through Impact Handling, a forklift rental dealer. The Toyota forklift distribution agreement for South Africa was renewed on 1 April 2007 and is valid for three years.

The range of services offered in Southern Africa include long and short-term rental service and maintenance contracts, sales of new and used equipment and parts, fleet management, driver training and battery bay management. In addition to providing leasing equipment, the division also provides value-added services such as repairs and maintenance, distribution of equipment and insurance thereof.

Divisional overview

R'million	2007	2006	2005
Revenue	1 303	982	885
Operating profit	177	168	150
Assets	1 687	1 562	1 523
Liabilities	1 466	1 330	1 223

WAREHOUSING EQUIPMENT | TOYOTA INDUSTRIAL EQUIPMENT | Kalmar *Make things easy* | CLARK THE FORKLIFT | JCB TELETRUK



Internal combustion and electrical reach trucks



Reach trucks
High level order picker
Power pallet trucks
Pallet trucks



Container Handlers
Heavy duty forklifts
Log handlers



Internal combustion and electrical reach trucks



Internal combustion 4 x 4 and 4 x 2 forklifts

TUF FORKLIFTS
Quality Pre-Owned Forklifts
A division of Toyota Forklift

3.4.2.1 TUF Forklifts

Tuf Forklifts provides a network for distributing pre-owned diesel, gas and electric forklifts of all makes, with handling capacity from 1.8 tonnes to 32 tonnes. All equipment is fully reconditioned and three classes of warranty are provided; each designed to suit client needs and budget requirements, ensuring peace of mind every time a client purchases a Tuf Forklift machine. Tuf Forklifts has branches in eight locations, providing access to the major manufacturing centres of South Africa. Tuf Forklifts provides the Industrial Equipment division with a mechanism to effectively manage the residual value of its leased assets.

IMPACT HANDLING POWERFUL PARTNERS

3.4.2.2 Impact Handling Plc (United Kingdom)

Impact Forklift Trucks is an independent forklift rental dealer in the UK. Impact was established in Hull, in 1985. Imperial acquired the business in 2000.

Impact has recently been awarded the Nissan Forklift dealership for territory covering 50% of the UK Industrial Equipment market.

3.4.3 Construction and Mining

This division focuses on providing opencast mining services, renting mining and construction equipment as well as importing and distributing New Holland Construction and Terex mining and construction equipment. The continued resources and construction boom has provided a significant opportunity for Eqstra to provide equipment and related services to the construction and mining industry. Significant contracts have been won from the resources sector (especially platinum) and the construction sectors.

Divisional overview

R'million	**2007**	**2006**	**2005**
Revenue	1 895	493	–
Operating profit	343	69	–
Assets	2 584	969	–
Liabilities	2 009	664	–

3.4.3.1 Contract Mining

MCC specialises in opencast contract mining of chrome, platinum, gold as well as base metals. MCC is an industry leader in opencast hard rock mining and environmental mining as well as planning, bulk earthworks and ground rehabilitation. MCC will design and implement a mining plan and deliver the final product at an economical cost per cubic meter or tonnes. In-depth project planning, rehabilitation, surface blasting, hard rock mining and ore recovery are all part of the complete mining package offered by MCC. MCC does not take any operational mining risk, which remains with the mining company. The MCC group offers one of the largest fleets of opencast mining equipment in South Africa. The MCC group's commitment extends to providing drilling and blasting expertise by providing explosive technology and products to support the mining and earthmoving industry. MCC's project management division offers an all-in-one service, backed by the most sophisticated software and design expertise to assist clients in assessing any job and recommending the right plant at the most economical cost per unit. Project management is a service that is equipped with experienced qualified professionals. This division has operated throughout Southern Africa with projects currently in South Africa, Zimbabwe and Namibia.

MCC opencast mining is currently moving in excess of 5 million cubic meters of overburden and ore per month. The fleet consists of:

- Excavators: 50 to 360 tonnes;
- Haul trucks (Rigid and Articulated): 35 to 135 tonnes; and
- Support equipment includes loaders, dozers and water carts.

3.4.3.2 Plant Hire

MCC Plant Hire rents its heavy earthmoving equipment to customers on an hourly basis with clearly defined daily minimums. Its customers vary from large blue chip corporations to smaller construction operators where deposits are required up-front to secure estimated usage.

MCC Plant Hire has national representation throughout South Africa. Its fleet consists of over 500 large earth-moving units. MCC has extensive workshop and plant rebuilding facilities to support its operation.

Plant available for hire includes:

- Graders
- Rollers 10 Tonnes Smooth Drum/Pad Foot
- Excavators 20 to 110 tonnes
- Dozers 12 to 105 tonnes
- Loaders 2.7 to 7.5 cubic metres
- Water tankers 8 000l to 30 000l
- Hydraulic Hammers 30 tonnes
- Articulated dump trucks 20 to 60 tonnes
- Rigid dump trucks 30 to 100 tonnes

3.4.3.3 Construction and Mining Equipment

Eqstra recently acquired the distribution rights to New Holland Construction equipment and the Terex mining and construction range of products. Terex and New Holland Construction are well-known brands in the international market that are independently managed and largely compete in different market segments. Established international brands are well accepted locally and Eqstra is well placed to build on its existing footprint to become a significant supplier of capital equipment.

Construction equipment is comprised of a full range of prime movers and haulers with a mass or payload of less than 100 tonnes. This includes excavators, dozers, wheel loaders, graders, backhoe loaders and off-road articulated and rigid trucks. Other equipment allied to the construction and building industries comprises road building machines, telehandlers, skid steer loaders, compaction rollers and cranes.

The range of equipment involved in surface mining operations includes large excavators with a mass exceeding 100 tonnes and rigid haul trucks with a payload in excess of 100 tonnes. Other significant product lines include drill rigs, crushing and screening equipment.

New Holland Construction Product Line



Heavy line	Compact line
Crawler dozers Crawler excavators Graders Wheel loaders	Backhoe loaders Skid Steer loaders Telehandlers Mini excavators Mini Wheel loaders

Terex Africa Product Line



Materials Processing and Mining	Construction	Cranes
Mining excavators Haul trucks Drill rigs	**Heavy Line** Excavators Wheel loaders Graders Rigid trucks and ADT's **Compact Line** Backhoe loaders Mini excavators Mini wheel loaders	All terrain Rough terrain Crawler Reach stackers Tower cranes

3.4.4 *Market leader*

Eqstra is a leading provider in each of its business areas except for construction and mining equipment where the Terex and New Holland Construction brands have recently been launched.

Division	Market information	Major customers	Material competitors
Passenger and Commercial Vehicles	• Average length of contracts, passenger and light commercial 42 months, medium commercial 60 months, heavy commercial 72 months	• Clover SA • Distell • Albany Bakeries • Wurth South Africa Co • Sappi Manufacturing • Chemical Specialities • Cell C • Ellerine Furnishers • Merafong Municipality • Chevron South Africa • The Sisonke Partnership t/a Kite Logistics • Agricultural Research Council • Tracker Network • Holcim SA • PG Glass • Mobile Telephone Networks	• Avis • Debis • Fleet Africa • Absa-Leaseplan

Division	Market information	Major customers	Material competitors
Industrial Equipment	• No one client accounts for more than 5% of revenue	• Shoprite • DHL • Spar • Tigerbrands • Toyota SA • VWSA • Parmalat • ABI • Viamax • TFD • PFG • Clover SA	• Linde • Hyster • TCM • Mitsubishi • Nissan • Crown
Contract Mining and Plant Hire	• All contracts are based on volumetric measurements extended against tendered rates, thereby reducing exposure due to unforeseen geological conditions. Rehabilitation is typically included, but no risk or liability is carried by the contractor	• Aquarius Platinum • Lonmin Platinum • Eland Platinum • Zimbabwe Platinum • Associated Manganese • Roshcon • Concor • Wilson Bailey Homes (WBHO) • Steffenutti & Bressan	• Sentula • Moolman Bros • Concor • Basil Read • Diesel Power • Aqua Plant • Al's plant Hire • Morado Plant Hire • CAT Rental Store • Teichmann • Alpha Plant Hire
Capital Equipment	• Eqstra is a new entrant to this market, aiming to capture market share	• Anglo Platinum • AngloGold Ashanti • Anglo Coal • De Beers • Moolman Bros • MCC • Basil Read • Diesel Power • Group Five • Sasol • Anglo V3 • Marlborough Crane Hire	• Caterpillar • Komatsu • Hitachi Liebherr • Volvo • Hyundai • Bell

3.4.5 *Strengths*

Eqstra's strength lies in its long track record, vertical integration and diversity. Eqstra is focused along a central theme of extracting the maximum value from every asset through vertical integration and value-added products and services. Over a long period Eqstra has accumulated expertise in understanding the high-quality assets it leases out and owns. This often allows for the creation of a second lease life for most equipment. Eqstra's focus is on movable assets of high quality, which ensures that assets are easily tradable (sometimes internationally) and market value is readily achievable. Established relationships with equipment suppliers ensure that Eqstra's assets are revenue generating, rather than held for inventory, and as a result the business has a relatively low working capital requirement.

The average length of the leasing contracts varies from 42 to 72 months, depending on the asset class. These leases provide annuity income that more than covers the related interest, amortisation and value-added costs.

3.4.6 BEE credentials

Eqstra will comply with relevant BEE legislation and anticipates obtaining an independent assessment from a recognised BEE rating agency. From an ownership perspective, Eqstra is anticipated to have approximately 16% black equity ownership at the outset (including the impact of the MCC minority transaction).

Eqstra's legal entities will be created prior to the unbundling without the BEE equity ownership component. However, immediately after the unbundling, Ukhamba will subscribe for "A" deferred ordinary shares and Lereko Mobility will subscribe for "B" deferred ordinary shares, in Eqstra, respectively. These two classes of shares will give the BEE shareholders a 12.9% interest in Eqstra, thereby enabling them to enjoy similar rights as those which they enjoy in relation to the corresponding shares in Imperial.

In addition to the existing BEE shareholders, Nozala, a BEE shareholder in MCC, will convert its holding in MCC Contracts (Proprietary) Limited and Mutual Construction Company (Transvaal) (Proprietary) Limited into 8 272 000 Eqstra shares upon listing.

3.4.6.1 Impact of the unbundling on the Imperial BEE arrangements

Imperial has implemented two BEE equity ownership transactions to date, one with Ukhamba and the other with Lereko Mobility. It is the intention for both Ukhamba and Lereko Mobility to be placed in the same economic position post the unbundling as they were in before the unbundling. The effect on the Ukhamba and Lereko Mobility BEE transactions is dealt with below.

In order to accommodate the unbundling, the terms and conditions of Imperial's deferred ordinary shares and preferred ordinary shares will be amended in terms of the special resolutions amending Articles 55 and 56 of the articles of association of Imperial, which form part of the notice of general meeting attached to the Imperial circular.

3.4.6.2 Ukhamba

At the last practicable date, Ukhamba held 5 973 421 ordinary shares and 16 781 968 deferred ordinary shares in Imperial. In terms of the unbundling, Ukhamba will receive 5 973 421 ordinary shares in Eqstra.

In order to ensure that Ukhamba is not disadvantaged by the unbundling, Ukhamba will be offered to subscribe for 16 781 968 "A" deferred ordinary shares in Eqstra at their par value of 0.1 cent each. As a consequence, the hurdle rate which regulates the conversion of the deferred ordinary shares to Imperial ordinary shares will be amended to exclude Eqstra while an equivalent hurdle rate, based on Eqstra's performance, will apply to the Eqstra "A" deferred ordinary shares.

Save as set out above, the salient terms and conditions of the "A" deferred ordinary shares, which are contained in Article 56 of the articles, are substantially the same as the current Imperial deferred ordinary shares except for the hurdle rates that govern their conversion into ordinary shares.

Mechanics of conversion of the "A" deferred ordinary shares into Eqstra ordinary shares

- *Principles of conversion*

  To the extent that Eqstra's actual HE for any year exceeds the predetermined Base HE Hurdles, a portion of these excess earnings will be deemed to be attributable to Ukhamba (refer paragraph entitled "Value attributable to Ukhamba" below). At the end of each financial year of the initial conversion period, a certain number of "A" deferred ordinary shares will convert into Eqstra ordinary shares. This number will be determined such that the earnings attributable to Ukhamba over that financial year equates to the market value of these ordinary shares based on the five-month VWAP of an Eqstra ordinary share, calculated over the five-month period commencing on 1 March and ending on 31 July.

- *Conversion of deferred ordinary shares in financial years 2008 to 2011*

  The number of "A" deferred ordinary shares that will convert into Eqstra ordinary shares in the 2008 financial year will be equal to the number of deferred ordinary shares in Imperial that convert into ordinary shares in Imperial. The number of "A" deferred ordinary shares that convert thereafter into Eqstra ordinary shares will be determined based the principles below:

- *Base HE Hurdles*

  Base HE Hurdles have been set for the three remaining financial years of the initial conversion period, being 2009 to 2011. The 2008 base HE for Eqstra were calculated as R485 941 413 which is escalated annually by 13%.

- *HE Thresholds*

  Two HE Thresholds, namely the 1st HE Threshold and the 2nd HE Threshold, have been set for each of the three financial years of the initial conversion period, and have been determined as follows:

  - the 1st HE Threshold for each financial year will be equal to 101.8% (being 115% divided by 113%) of the Base HE Hurdle for the applicable financial year; and
  - the 2nd HE Threshold for each financial year will be equal to 103.5% (being 117% divided by 113%) of the Base HE Hurdle for the applicable financial year.

- *Value attributable to Ukhamba*

  A portion of Eqstra's Actual HE above the Base HE Hurdles will be deemed to be attributable to Ukhamba each financial year within the initial conversion period, calculated as follows:

  - 25% of the amount that Actual HE exceeds the Base HE Hurdle; plus
  - 25% of the amount that Actual HE exceeds the 1st HE Threshold; plus
  - 25% of the amount that Actual HE exceeds the 2nd HE Threshold.

  In effect, Ukhamba will be attributed:

  - a proportion of actual HE in excess of the Base HE Hurdle;
  - a greater proportion of actual HE in excess of the 1st HE Threshold, being the second-highest threshold; and
  - an even greater proportion of actual HE in excess of the 2nd HE Threshold, being the highest threshold.

  Consequently, greater value is deemed to be attributable to Ukhamba as Eqstra achieves higher HE growth.

- *Calculation of converted shares*

  At the end of each financial year of the initial conversion period, the amount calculated as the value deemed to be attributable to Ukhamba will be 'translated' into a number of Eqstra ordinary shares based on the five-month VWAP of Eqstra's ordinary shares, as listed on the JSE, over the five-month period commencing on 1 March and ending on 31 July.

  This number of "A" deferred ordinary shares will then convert into Eqstra ordinary shares, subject to pre-determined annual minimum and maximum limits referred to below, which will be subsequently listed on the JSE on or about seven days after the approval of the annual financial statements by the board of directors.

- *Provisos for conversion calculation*

  - The Base HE Hurdles and HE Thresholds will be adjusted to account for share issues and share buybacks resulting in a change in the capital base of the Company
  - If Eqstra's actual HE fall short of the adjusted base HE hurdle in a particular financial year, the following year's Base HE Hurdle will be increased by an amount equal to this deficit
  - The Base HE Hurdles and HE Thresholds will be adjusted to account for unbundlings, special dividends and material changes to expected inflation rates
  - For the calculation of the number of "A" deferred ordinary shares that convert into Eqstra ordinary shares, where the five-month VWAP of Eqstra's ordinary shares (as referred to above) is below the NAV per share of Eqstra, then the NAV per share will be used in place of the five-month VWAP for the purposes of this calculation
  - The calculation of the number of "A" deferred ordinary shares that convert into Eqstra ordinary shares on an annual basis, during the initial conversion period, will be subject to an annual minimum of 1 000 000 shares, adjusted for movements in Eqstra's weighted average number of shares in issue, provided that HEPS has grown by 10%;

- The calculation of the number of "A" deferred ordinary shares that convert into Eqstra ordinary shares on an annual basis, during the initial conversion period, will be subject to an annual maximum of 2.5% of Eqstra's weighted average number of ordinary shares in issue; and
- If the annual maximum or minimum number of shares referred to above is applied in a financial year, the determination of the number of "A" deferred ordinary shares that convert into Eqstra ordinary shares in the following year, excluding the financial year immediately following the end of the initial conversion period, will be:
  - reduced by the difference between the minimum number of shares that applied in the previous year and that number of shares that would have converted in the absence of the minimum being applied; or
  - increased by the difference between the maximum number of shares that applied in the previous year and that number of shares that would have been converted in the absence of a maximum being applied.

- *The extended conversion period*

  To the extent that there remain "A" deferred ordinary shares that have not converted into Eqstra ordinary shares by the end of the initial conversion period, the transaction will continue into the extended conversion period. The number of "A" deferred ordinary shares that will convert into Eqstra ordinary shares on an annual basis during the extended conversion period will be determined, on a non-cumulative basis, as follows:

  - if Eqstra's HEPS growth over the previous financial year equals or exceeds 10%, then 500 000 "A" deferred ordinary shares will convert into Eqstra ordinary shares;
  - if Eqstra's HEPS growth over the previous financial year equals or exceeds 11%, then 750 000 "A" deferred ordinary shares will convert into Eqstra ordinary shares;
  - if Eqstra's HEPS growth over the previous financial year equals or exceeds 12%, then 1 000 000 "A" deferred ordinary shares will convert into Eqstra ordinary shares;
  - if Eqstra's HEPS growth over the previous financial year equals or exceeds 13%, then 1 250 000 "A" deferred ordinary shares will convert into Eqstra ordinary shares; and
  - If Eqstra's HEPS growth over the previous financial year is lower than 10%, there will be no conversion of "A" deferred ordinary shares into Eqstra ordinary shares for that particular year.

3.4.6.3 Lereko Mobility

At the last practicable date, Lereko Mobility held 14 516 617 preferred ordinary shares in Imperial. These shares pay fixed coupons, which, in aggregate, amount to 535 cents per annum per preferred ordinary share.

In order to implement the unbundling in the most efficient manner, Imperial has decided not to amend the terms and conditions (and, in particular, the preferred dividend), of the preferred ordinary shares in Imperial. Therefore, Imperial will continue to pay the same fixed dividend coupons to the preferred ordinary shareholders.

However, in order to ensure that Lereko Mobility is not disadvantaged by the unbundling, Lereko Mobility will, as part of the unbundling, be offered to subscribe for 14 516 617 "B" deferred ordinary shares in Eqstra at their par value of 0.1 cent each.

To this end, Eqstra will convert 20 000 000 of its authorised ordinary shares into 20 000 000 "B" deferred ordinary shares to facilitate the issue of 14 516 617 "B" deferred ordinary shares to Lereko Mobility. The terms and conditions of the "B" deferred ordinary shares are contained in Article 57 of the articles.

Dispensation has been received from the JSE to create and authorise these shares to have full voting rights despite the fact that they will not be listed on the JSE.

The salient terms and conditions of the "B" deferred ordinary shares in Eqstra, which will otherwise be substantially the same as the preferred ordinary shares in Imperial, will not entitle holders to a dividend in the normal course of events in the period up to, and including, 30 September 2010. Accordingly, the "B" deferred ordinary shares to be issued by Eqstra to Lereko Mobility will have the following key features:

- they will not pay a regular dividend in the period up to, and including, 30 September 2010;
- they will convert on a one-for-one basis into Eqstra ordinary shares on 30 September 2010;
- they will rank *pari passu* with Eqstra ordinary shares in terms of voting; and
- they will be subject to a call option in favour of Eqstra, exercisable on 15 June 2015, over a formula-determined number of converted shares, at their par value of 0.1 cent each.

Eqstra call option

In terms of the original vendor funding, Imperial provided Lereko Mobility with junior funding in the form of notional vendor funding. The notional vendor funding is currently reflected as an asset in Imperial's books and will be split between Imperial and Eqstra. The split of the notional vendor funding will allow Eqstra to have a call option over a formula-determined number of Eqstra converted shares exercisable on 15 June 2015 at their par value of 0.1 cent each.

Lereko Mobility will therefore provide Eqstra with a right to repurchase on 15 June 2015 a formula-determined number of the Eqstra converted shares at their par value of 0.1 cent each, in terms of the Eqstra call option. The number of the Eqstra call option shares to be repurchased by Eqstra, in terms of the Eqstra call option, will be determined based on the 20-day VWAP to be calculated over the period of 20 consecutive trading days up to and including 1 June 2015.

The number of Eqstra call option shares which Eqstra shall be deemed to have purchased, shall be arrived at on the application of the following formula:

$$N = \frac{NV}{\text{20-day VWAP} - 0.1 \text{ cent}}$$

Where:

N = the number of converted shares purchased, rounded to the nearest whole number;

NV = P_{EQS} x R1,944,977.646 + M x (S_{EQS} – P_{EQS} x FLOOR), subject to NV being limited to a maximum amount equal to P_{EQS} x R2 290 985 185;

M = 2 903 323, which price will be subject to adjustments relating to certain corporate events;

P_{EQS} = the percentage that $VWAP_{EQS}$ constitutes of the sum of $VWAP_{IPL}$ and $VWAP_{EQS}$, where $VWAP_{IPL}$ and $VWAP_{EQS}$ are the volume weighted average prices of an Imperial share and an Eqstra share, respectively, in each case calculated over the 20 consecutive trading days following the LDT in respect of the Eqstra unbundling;

S_{EQS} = VWAP, provided that:

(a) if VWAP is less than P_{EQS} x FLOOR, it shall be deemed to be P_{EQS} x FLOOR;

(b) if VWAP is greater than P_{EQS} x CAP, it shall be deemed to be P_{EQS} x CAP;

FLOOR = R208.6675, which price will be subject to adjustments relating to certain corporate events;

CAP = R327.8439, which price will be subject to adjustments relating to certain corporate events;

$VWAP_{IPL}$ = the VWAP per share, quoted to four decimal places, for trades in Imperial shares made on the JSE, calculated over the 20 consecutive trading days following LDT in respect of the Eqstra unbundling; and

$VWAP_{EQS}$ = the VWAP per share, quoted to four decimal places, for trades in Eqstra shares made on the JSE, calculated over the 20 consecutive trading days following LDT in respect of the Eqstra unbundling.

The consideration payable by Eqstra, upon its exercise of the Eqstra call option, will be the par value of 0.1 cent per share multiplied by the number of shares as calculated using the above formula. This consideration will be paid by Eqstra from available cash resources, subject to the requirements of the Companies Act and the JSE.

Prior to effecting a repurchase of the ordinary shares, in terms of the Eqstra call option, a working capital confirmation as set out in the JSE Listings Requirements, will be provided to the JSE. The directors of Eqstra will, after the repurchase of the ordinary shares, publish an announcement containing, *inter alia*, the working capital statement as set out in paragraph 11.27 of the Listings Requirements.

Eqstra's claim under the Eqstra call option will be subordinated to the claims of the preference share funders, in respect of the dividends payable on the preference shares and the redemption amount thereof and to the debenture holders in respect of their claims against Lereko Mobility in terms of the debenture trust deed, both in respect of the interest and redemption amount thereof.

Lereko Mobility call option

In order to enable Lereko Mobility to retain the same, or some lesser, number of ordinary shares after the exercise of the Eqstra call option, Lereko Mobility will have a right to simultaneously acquire from Eqstra that number of ordinary shares as will equal the number of Eqstra converted shares that Eqstra would have purchased in terms of the Eqstra call option, or part thereof. The price per ordinary share at which Lereko Mobility will have the right to acquire such number of ordinary shares will be the 20-day VWAP, up to and including 1 June 2015. Exercise of the Lereko Mobility call option is conditional upon the exercise of the Eqstra call option.

Eqstra resolutions

Details of the resolutions which were passed by Eqstra prior to the issue of this pre-listing statement, as a prelude to the unbundling, *inter alia*, to accommodate the various transactions referred to in this paragraph 3.4.6, are contained in the notice of general meeting of Eqstra for the meeting held on 14 March 2008, which is one of the documents available for inspection in paragraph 13.

3.4.6.4 *Conditions precedent to the issue of the "A" and "B" deferred ordinary shares*

The issue of the "A" and "B" deferred ordinary shares by Eqstra will be subject to the fulfilment of the following conditions precedent:

- the conclusion of the third addendum to the subscription and shareholders agreement in respect of the preferred ordinary shares;
- the shareholders of Eqstra in general meeting passing the resolutions required to implement the transactions;
- the approval by the shareholders of Imperial of the Eqstra unbundling; and
- the listing of the Eqstra shares on the JSE.

3.5 Strategy and prospects

The directors of Eqstra are optimistic about the growth prospects available in South Africa, Africa and internationally. The company enjoys market leadership in South Africa in leasing and fleet management, industrial equipment and opencast hard rock contract mining.

Eqstra has proven strategies in place to take advantage of the opportunities that exist, which include, but are not limited to:

- Stakeholders – Continue to re-invent the businesses to have a value-added and sought after association with customers, shareholders, employees and business partners.
- Organic growth – Focus on organic growth in existing lines of business through customer retention and increased market penetration.
- Commodities and Construction – Positioned to benefit from the commodities and construction boom.
- International – Export and apply the business model to English speaking sub-Saharan Africa and Europe by moving into countries where Eqstra operations are already established ensuring appropriate returns versus risk profiles.
- Diversification – Diversify the business into other medium-ticket asset classes offering a total value-added proposition and develop businesses to fill gaps in the current value chain.

- Acquisitions – Identify complementary "bolt-on" businesses that will enhance shareholder value and customer retention and fit into the Eqstra decentralised and entrepreneurial philosophy.
- Vertical Integration – Promote synergies between divisions and individual business units to ensure maximum profitability and increase customer offering; and
- Value-add – Continue to develop new value-added products and services to complement the Eqstra business model.

Approximately 90% of Eqstra's profits and revenues are derived in South Africa. Eqstra is extremely well-positioned to benefit from the infrastructure spend and the continued demand for platinum and uranium. It is anticipated that the demand for platinum and uranium will continue due to the global demand for catalytic converters and nuclear power. This will create significant opportunities for the Contract Mining business. The current electricity crisis may impact underground mining operations, but MCC will not be directly affected as all the contract-mining activities are above ground and are not dependent on electricity.

With the increased infrastructure spend and buoyant resources sector Terex and New Holland Construction are ideally positioned to take advantage of this increased demand. This, together with the financial backing of Eqstra to create regional after sales support networks, will establish them in a very strong market position in the Southern Africa region

The Passenger and Commercial Vehicle and Industrial Equipment businesses will continue to benefit from the anticipated growth in the South African economy. Higher interest and inflation rates and a weakening currency dramatically increases the corporate market's desire to lease rather than own vehicles. Impact Forklifts (UK) will benefit from the recently awarded Nissan forklift dealership agreement which gives Eqstra a combined coverage of 50% of the UK forklift market.

Future growth will be achieved through a combination of organic growth, selective acquisitions, diversification of asset classes and value-added services. Although we are proud of our South African heritage the company will grow its African and global presence over time as opportunities arise.

The directors of Eqstra are committed to social economic upliftment and development in South Africa and subscribe to the Government's transformation initiatives. At listing Eqstra will have three black empowerment partners, namely Ukhamba, Lereko Mobility and Nozala with a combined shareholding of approximately 16%.

3.6 Experienced management team

The Eqstra Executive Committee members have an an established track record and extensive experience. Over the last five years, revenue has increased from R1 905 million to R5 228 million (174% increase), operating assets have increased from R3 209 million to R7 199 million (124% increase) and the staff complement has increased from 1 515 to 4 657 employees (207% increase).

No part of Eqstra will be managed by a third party.

4. Financial information

Prior to the listing of Eqstra and as detailed in paragraph 6.2 below, the Imperial Leasing and Capital Equipment division will be restructured into a single legal entity, being Eqstra. The historical financial information for Eqstra, previously known as Imperial Investment Holdings (Proprietary) Limited, a dormant company, in respect of the 25 June 2007 year-end, is contained in Annexure 1 to this pre-listing statement.

The independent reporting accountants' report on the historical financial information of Imperial Investment Holdings (Proprietary) Limited is set out in Annexure 2 to this pre-listing statement.

Historical financial information for the Imperial Leasing and Capital Equipment division in respect of the financial years ended 25 June 2005, 25 June 2006 and 25 June 2007, is set out in Annexure 3 to this pre-listing statement.

The independent reporting accountants' report on the historical financial information of the Imperial Leasing and Capital Equipment division is set out in Annexure 4 to this pre-listing statement.

The unaudited interim financial information for the Imperial Leasing and Capital Equipment division for the six months ended 31 December 2007 is set out in Annexure 5 to this pre-listing statement.

The unaudited *pro forma* financial information for the six months ended 31 December 2007 is set out in Annexure 6 to this pre-listing statement.

The independent reporting accountants' report on the unaudited *pro forma* financial information of Eqstra is set out in Annexure 7 to this pre-listing statement.

Up to the last practicable date, there has been no material change in the financial or trading position of Eqstra since the interim reporting period ended 31 December 2007.

4.1 Funding considerations

4.1.1 Capital adequacy and capital management

The board of Eqstra has approved the capital adequacy policy, which aims at ensuring that the Company has sufficient amounts of equity to meet its growth ambitions and to cover unexpected losses that may result from market or operational risks. The required amount of capital has been determined at a divisional and asset class level and by analysing the nature and track record of the particular division.

Based on these calculations the Company has determined a minimum capital adequacy requirement of 17%. On unbundling it is expected that Eqstra will have a capital adequacy ratio in excess of 21%.

The capital requirements of the business will be continuously monitored and reported to the ALCO on a regular basis to ensure that the capital management principles are adhered to.

The capital management process together with the liability management functions are critical aspects taken into consideration by the rating agency in determining the public rating of Eqstra. Eqstra is expected to publish its credit rating shortly after being unbundled and it is a requirement in terms of the funding package that the company will have a public credit rating from at least one international rating agency. Based on the work that has been carried out by the board together with certain international rating agencies, it is the expectation of the board that this rating will be within the A national scale rating band.

The public rating of the Company by at least one international rating agency is seen as a critical requirement for the future raising of funding directly from the debt capital markets in the form of commercial paper and corporate bonds.

4.1.2 The funding strategy

The funding strategy for Eqstra has been determined by the ALCO ensuring that the funding has a maturity profile that exceeds that of the run-off profile of the underlying assets, reduces refinancing risk and as much as possible matches the interest rate exposure of the assets.

4.1.2.1 Funding requirements

The funding requirements have been broken down into three main geographic regions where funding is being raised in each region on a different basis. The three regions are South Africa and common monetary areas ("SA funding package"), rest of Africa and the United Kingdom. The rest of Africa and United Kingdom funding is being done on a bilateral basis by each business in the various underlying jurisdictions. The SA funding package will have common terms and conditions and is expected to have participation from both local and international financial institutions. The expected range of funding commitments under each of these regions is as follows:

SA funding package	R6 350 million
Rest of Africa	R600 million
United Kingdom	R650 million

4.1.2.2 SA funding package

This package is broken down into three main facilities, being a long-term, short-term and general banking facility. The long-term funding has a legal maturity date of five years with a step up in the margin after year three, if the funding has not been repaid from long-term capital market funding raised. The short-term funding has a legal maturity date of two years with a step up in rate after one year if the funding has not been repaid from short-term capital market funding.

The general banking facilities have notice periods of between 30 and 90 days and will be used mainly to finance intra-month funding requirements.

To provide Eqstra with sufficient standby committed liquidity facilities, the short-term facility referred to above, when repaid or for the undrawn portion of the facility after one year, will convert into an equal amount of 18-month notice committed standby liquidity facilities. These standby facilities will be used to mitigate any refinancing risk on the short term capital market funding expected to be raised.

The expected ranges of the facilities within the SA funding package are shown below:

	(R'million)
Long-term facility	R3 500
Short-term facility	R1 700
General banking facility	R1 150
	R6 350

The 18-month notice committed standby facility will be equal to the short-term facility amount.

4.1.2.3 *Rest of Africa and United Kingdom funding packages*

The rest of Africa and the United Kingdom funding packages will be done on a bilateral basis, with funding being matched to assets. The total facility for the rest of Africa is expected to be equivalent to R600 million in local currencies.

The UK facility is expected to be equivalent of £43 million or approximately R650 million.

4.1.3 *Material loans*

The material borrowings at the last practicable date are contained in Annexure 15 to this pre-listing statement. As noted above, new funding has been arranged for Eqstra, which funding will be drawn down upon the implementation of the corporatisation of Eqstra prior to listing. The details of the lenders that have signed up to the SA funding package as at the last practicable date are as follows

Name of lender (R'million)	**Long-term facility**	**Short-term facility**	**General banking facility**
ABSA Bank Limited	750	500	150
FirstRand Bank Limited	750	500	150
Investec Bank Limited	300	–	100
Nedbank Limited	1 000	500	600
The Hongkong and Shanghai Banking Corporation Limited – Johannesburg Branch	200	–	–
The Standard Bank of South Africa Limited	500	200	150
	3 500	**1 700**	**1 150**

Certain commitment fees will be paid by Eqstra on the undrawn portion of the above facilities.

Taking into account these commitment fees, it is expected that the initial weighted average funding cost of the SA funding package will be 3-month Jibar plus 1.55% or currently 12.75% NACQ. It is expected that this funding rate will reduce to a level of 3-month Jibar plus 1.35% once capital market funding has been accessed.

If the capital market funding is not accessed, it would be expected that this rate would increase to 3-month Jibar plus 1.67% after 364 days and to 3-month Jibar plus 2.28% after three years assuming that no capital market funding or alternative bank funding was raised.

4.1.3.1 *Refinancing process*

Prior to unbundling, Imperial will draw down on the new SA funding package detailed above for the purpose of repaying all existing debt in the Leasing and Capital Equipment divisions. Upon reorganisation of the Imperial group and prior to unbundling, these facilities will be ceded to Eqstra.

4.1.3.2 *Guarantees*

For the SA funding package Eqstra, together with its subsidiaries in South Africa and the common monetary area will guarantee all facilities. The new facilities are unsecured.

4.1.4 Borrowing powers

Extracts from the articles reflecting the borrowing powers of Eqstra exercisable by the directors and the manner in which such borrowing powers may be varied are set out in Annexure 8 to this pre-listing statement. The borrowing powers of directors of subsidiaries are restricted only by the limits, if any, imposed by Eqstra.

Save for foreign bank funding provided to Impact Forklift in the United Kingdom, the Company has not applied for foreign funding and borrowings have therefore not been restricted in terms of Exchange Control Regulations.

There are no restrictions on the borrowing powers of Eqstra and its subsidiaries other than as contained in the articles as set out in Annexure 8 to this pre-listing statement and the funding agreements mentioned in paragraph 4.1.2 above.

4.1.5 Borrowings

MCC has loans maturing within 12 months, which relate to instalment sale loans with Imperial Capital Limited, Wesbank, Stannic and Nedbank Limited. These loans will be settled with the term facilities that have been negotiated. The detailed schedule of borrowings is illustrated in Annexure 15.

There is currently no loan capital outstanding.

4.1.6 Material inter-company finance and other transactions

Material inter-company finance at the last practicable date	**R'000**
Imperial Capital Limited	1 447 999
Imperial Group (Proprietary) Limited	2 061 224
Imperial Mobility Finance BV	321 569
Imperial Logistics International GmbH Co. KG	75 552
Ukhamba Investments Group (Proprietary) Limited	28 919

The loans are unsecured, have no fixed terms of repayment and are interest bearing.

It is the intention that the inter-company finance as set out above, will be replaced with the newly arranged funding package, as described in paragraph 4.1.2 above.

4.1.7 Loans receivable

No material loans were made by Eqstra and/or any of its subsidiaries at the last practicable date, except for a loan of R72 million to the Imperial Executive Share Purchase Scheme in order to fund loans made by the trust to Eqstra executives as set out under 5.6.

4.2 Material commitments, lease payments and contingent liabilities

4.2.1 Capital expenditure commitments

Capital expenditure commitments	**R'000**
Authorised by directors but not contracted (to be incurred over 18 months)	1 838 684
Contracted	1 277 091
	3 115 775

The above capital expenditure commitments are in relation to property, plant and equipment and leasing assets. The Group has no material expenditure commitments regarding intangible assets. Capital expenditure will be funded by a combination of external borrowings, cash flow from operations and proceeds on sale of leasing assets in the normal course of business.

4.2.2 Lease commitments

Lease commitments at the last practicable date	**R'000**
Property rentals	65 938

External lease payments relate to operating lease obligations of Eqstra and its subsidiaries in relation to committed minimum lease payments for the financial year ending 30 June 2008.

4.2.3 Contingent liabilities

The Company has issued guarantees amounting to:

Imperial Fleet Services (Botswana) (Proprietary) Limited	R150 000 000
Imperial New Holland Equipment (Proprietary) Limited	€15 000 000

Other than as disclosed above, there are no other material commitments, lease payments and contingent liabilities.

4.3 Intangible assets

Goodwill is created on any acquisition or business combination where the purchase price exceeds the fair value of all tangible and identifiable intangible assets and liabilities including the fair value of any contingent liability brought on balance sheet.

In terms of the new revisions to IFRS 3, Business Combinations, which Eqstra adopted early, goodwill of R880 million has not been recognised as part of the MCC minority transaction.

4.4 Working capital statement

The Eqstra board is satisfied, having considered the effects of the unbundling and the separate listing of Eqstra, that:

- the Company and the Group will be able, in the ordinary course of business, to pay its debts for a period of 12 months from the date of this pre-listing statement;
- the assets of the Company and the Group will be in excess of the liabilities of the Company and the Group, for a period of 12 months after the date of this pre-listing statement, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 25 June 2007;
- the ordinary share capital and reserves of the Company and the Group will be adequate for a period of 12 months from the date of this pre-listing statement; and
- the working capital of the Company and the Group will be adequate for a period of 12 months from the date of this pre-listing statement.

5. Directors and senior management

5.1 Details of the directors and senior management

The names, ages, business addresses, functions, qualifications, occupations, nationalities and brief resumes of the directors and senior management are set out in Annexure 9 to this pre-listing statement.

Other than detailed in the paragraph below, none of the directors have declared:

- any bankruptcies, insolvencies, or individual voluntary compromise arrangements;
- any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors of any company where the director is or was a director with an executive function of such company at the time of or within the twelve months preceding any such event(s);
- any compulsory liquidations, administrations or partnership voluntary arrangements of any partnership where the director is or was a partner at the time of or within the twelve months preceding such event(s);
- any receiverships of any asset(s) of the director or of a partnership of which the person is or was a partner at the time of or within the twelve months proceeding such event(s);
- any details of any public criticism of the director by statutory or regulatory authorities, including recognised professional bodies, and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company; and/or
- any offence involving dishonesty.

During 2007, Imperial placed its subsidiary Safedrive Holdings (Proprietary) Limited ("Safedrive") into liquidation when it emerged in the course of a dispute between Imperial and the minority shareholders of Safedrive, that Safedrive, which was managed by the managing director appointed by the minority shareholders, was unable to pay its debts in consequence of improper conduct of the affairs of Safedrive by the managing director. This matter is presently the subject of an enquiry in terms of section 417 of the Companies Act which is being conducted by the liquidator of Safedrive, supported by Imperial. At the time of the liquidation, Walter Hill was a non-executive director of Safedrive.

All of the existing directors have submitted or will submit to the JSE duly completed director's declarations in compliance with Schedule 21 of the Listings Requirements, while newly appointed directors will submit to the JSE duly completed declarations in compliance with Schedule 21 of the Listings Requirements.

Sections 26, 27 and 28 of the Eqstra articles of association define directors, alternate directors and describes the powers and duties of directors.

5.2 Terms of office of directors

Executive directors have no fixed-term service contracts and conditions of employment are governed by engagement letters. Executive directors retire between the age of 55 and 63. Pension and provident funds are defined contribution schemes and no provision is made for restraint of trade contract payments for executives. No person has the right to appoint any director other than in the terms of the articles and except Ukhamba.

5.3 Directors' powers

The relevant provisions of the articles of association of Eqstra governing the qualification, remuneration and borrowing powers of directors are set out in Annexure 8 to this pre-listing statement.

The borrowing powers of Eqstra and its subsidiaries have not been exceeded in the past three years.

5.4 Directors' interests in securities

The interests of the directors and their associates in Imperial shares at the last practicable date and as they are expected to be in Eqstra immediately following the listing are disclosed below:

Director	Beneficial			
	Direct	Indirect	Total	Percentage in Eqstra
Executive				
W S Hill	177 783	–	177 783	0.001
E Clarke	34 000	–	34 000	0.000
Non-executive				
V J Mokoena	35 000	–	35 000	0.000
	246 783	**–**	**246 783**	

5.5 Directors' interests in transactions

No director has or had any interest, whether direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group taken as a whole and which was effected by the Company during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

No director has been paid any monies to induce them to become a director in the three years preceding the date of this pre-listing statement.

The Eqstra articles of association provide that any director who has an interest in a contract or arrangement with the Company is obliged to declare that interest in terms of the Companies Act and shall not be entitled to vote in a resolution relating thereto.

5.6 Remuneration of directors

The remuneration received by the directors is in respect of their directorships in the Group. Relevant extracts detailing directors' remuneration are set out under directors' emoluments in Annexure 3 to this pre-listing statement.

Executive directors may be eligible for incentive-based bonus payments at the discretion of the Remuneration Committee. The listing of Eqstra on the JSE will not result in any changes to the remuneration of the directors. W S Hill will in June 2012 become entitled to a performance bonus of a maximum of R4 500 000 depending on the profit before tax of Eqstra for the five years from June 2008 to June 2012.

Other than the amounts due to the Imperial share scheme as indicated in the table below, no loans have been made or security furnished by Eqstra and or any of its subsidiaries to or for the benefit of any director.

Director	Number of shares	Company	Amount due (R'000)
W S Hill	150 000	Eqstra Holdings Limited	22 755
E Clarke	34 000	Eqstra Holdings Limited	5 043
V J Mokoena	35 000	Imperial Holdings Limited	5 269

During the year ending 30 June 2008, there are no fees paid or accrued to a third party *in lieu* of director's fees and no management function is to be outsourced in the foreseeable future.

There are no service contracts, existing or proposed, between any director and the Company or any subsidiary and any member of the administrative/management or supervisory bodies that provides for benefits on termination of employment other than payments in lieu of salary and benefits and any expenses owed. No provision is made for retrenchment packages or restraint of trade payments.

6. Share capital and share premium

6.1 Authorised and issued share capital

The authorised and issued share capital of the Company, on unbundling, after issue of the "A" and "B" deferred ordinary shares and after the acquisition of the shareholding in MCC of the MCC minorities is set out below. Eqstra has no treasury shares or debentures.

	R'000
Authorised	
360 000 000 ordinary shares of 0.1 cent (one-tenth of a cent) each	360
20 000 000 "A" deferred ordinary shares of 0.1 cent (one-tenth of a cent) each	20
20 000 000 "B" deferred ordinary shares of 0.1 cent (one-tenth of a cent) each	20
Total authorised share capital	400
Issued	
258 389 870 ordinary shares of 0.1 cent (one-tenth of a cent) each	258
16 781 968 "A" deferred ordinary shares of 0.1 cent (one-tenth of a cent) each	17
14 516 617 "B" deferred ordinary shares of 0.1 cent (one-tenth of a cent) each	15
Share premium	1 486 573
Total issued share capital	1 486 863

At the date of listing, the authorised share capital of Eqstra will comprise 360 000 000 (three hundred and sixty million) ordinary shares with a par value of 0.1 cent (one-tenth of a cent) each, 20 000 000 (twenty million) "A" deferred ordinary shares with a par value of 0.1 cent (one-tenth of a cent) each and 20 000 000 (twenty million) "B" deferrèd ordinary shares with a par value of 0.1 cent (one-tenth of a cent) each. No new Imperial ordinary shares will be issued under the existing share incentive schemes of Imperial prior to the listing. There have been no consolidations of Eqstra shares in the last three years.

6.2 Alterations to share capital

To prepare the Company for listing, Imperial embarked on a corporate action which resulted in the creation of Eqstra, which in turn acquired the various Group businesses and subsidiaries from Imperial through the issue of shares to Imperial and the assumption of the debt associated with the relevant assets as well as entering into the MCC minority transaction. Other than as set out above, there have been no alterations to the Eqstra share capital or any of its subsidiaries in the three years preceding the last practicable date.

Prior to the listing, the authorised share capital of Eqstra has been increased from R1 000 to R400 000 comprising 400 000 000 ordinary shares of 0.1 cent each. Thereafter 40 000 000 ordinary shares were converted into 20 000 000 "A" deferred ordinary shares and 20 000 000 "B" deferred ordinary shares.

6.3 Eqstra share incentive schemes

Eqstra has adopted new share incentive schemes, the settlement principles and provisions are set out in Annexure 10 to this pre-listing statement.

The Company will become a party to the amended Imperial Bonus Right Scheme in respect of employees of Eqstra who were granted bonus rights prior to the unbundling and who will be employed by the group subsequent to the unbundling. Please refer to paragraph 5.10 of the Imperial circular for additional details.

6.4 Dividends and dividend policy

The Eqstra directors intend to declare an annual dividend. Management does not anticipate to declare a dividend for the period to 30 June 2008. The dividend policy will be reviewed by the Eqstra directors from time to time in light of the then prevailing circumstances, capital adequacy and cash requirements of Eqstra. Dividends will be declared in the third quarter of each calendar year.

Given the strong growth prospects for the business, it is anticipated that the dividend payout ratio will be conservatively managed between 30% and 35% of attributable headline earnings.

Any dividend remaining unclaimed for a period of three years from its declaration may, in accordance with the articles, be forfeited by resolution of the directors for the benefit of the Company. There are no arrangements under which future dividends are waived or agreed to be waived.

6.5 Control of share capital

The unissued authorised shares of the Company are under the control of the directors in terms of the provisions of sections 221 and 222 of the Companies Act and any issue thereof is subject to the Listings Requirements.

6.6 Rights attaching to Eqstra shares

All Eqstra ordinary shares have equal rights to participate in the capital of Eqstra. Any variation in the rights attaching to Eqstra ordinary shares will require a special resolution of Eqstra shareholders in general meeting in accordance with the articles.

In accordance with the articles, at any general meeting of Eqstra shareholders, every Eqstra shareholder present in person or by authorised representative shall have one vote on a show of hands, provided that a proxy shall, irrespective of the number of Eqstra shareholders that proxy represents, have only one vote. On a poll, every Eqstra shareholder present in person or by proxy shall have one vote for each ordinary share held by him/it.

Subject to the Companies Act, and subject to such authorities, consents and requirements as may from time to time be stipulated by law and the Listings Requirements, the Company may from time to time reduce its issued share capital, share premium account, stated capital and/or capital redemption reserve fund by the passing of an ordinary resolution.

No preferential rights or option, whether a contract or arrangement, have been provided to any person to subscribe for any Eqstra securities.

6.6.1 Ordinary shares

At the date of listing, all ordinary shares will rank *pari passu* in every respect. There are no preferential conversion or exchange rights of any kind attached to Eqstra ordinary shares. Subscribing for shares will include acquiring them from a person to whom they were allotted or agreed to be allotted with a view to selling them.

6.6.2 "A" deferred ordinary shares

Please refer to Special Resolution Number 1 in the notice of general meeting annexed to the Imperial circular setting out the revised hurdles for Imperial and to Article 56 of the articles which sets out the hurdles for Eqstra in respect of the "A" deferred ordinary shares.

6.6.3 "B" deferred ordinary shares

The "B" deferred ordinary shares to be issued by Eqstra to Lereko Mobility will have the following key features:

- will not pay any dividend until 30 September 2010;
- will convert on a one-for-one basis into Eqstra shares on 30 September 2010;
- will rank *pari passu* with Eqstra ordinary shares in terms of voting; and
- will be subject to a call option in favour of Eqstra in June 2015 in respect of a formula determined number of such shares, at their par value of 0.1 cent each.

7. Information on shareholders

7.1 Major shareholders

Eqstra has been operating as a stand-alone division of Imperial for the five years prior to the last practicable date. Following the unbundling, Imperial will no longer be the controlling shareholder and Imperial ordinary shareholders will hold Eqstra ordinary shares in proportion to their shareholdings in Imperial. Based on their Imperial shareholdings at the last practicable date and taking into account the shares issued for the minority interests in MCC and the "A" and "B" deferred ordinary shares issued to Ukhamba and Lereko, Eqstra shareholders, directly or indirectly, beneficially holding 5% or more of the issued share capital of Eqstra, excluding Eqstra directors, will be as follows:

Name	Number of issued shares immediately following the listing (millions)	Percentage of issued share capital immediately following the listing
Public Investment Corporation	39.0	13.5
Topclass Ventures (Proprietary) Limited (an MCC minority)[1]	31.2	10.8
Imperial Corporate Services (Imperial Treasury shares)	23.9	8.2
Ukhamba Holdings (Proprietary) Limited[2]	22.8	7.9
Lereko Mobility (Proprietary) Limited[3]	14.5	5.0

Notes:

1. The major shareholder in Topclass Ventures (Proprietary) Limited is the Michael Reid Barnes Family Trust.
2. Ukhamba Holdings (Proprietary) Limited is owned by Imperial (46.9%) and Ukhamba (53.1%) Ukhamba is in turn owned by the Ukhamba Trust and the Ukhamba Development Trust. The Ukhamba Trust was established to benefit all of Imperial's historically disadvantaged employees.
3. Lereko Mobility (Proprietary) Limited shareholders are Imperial (49%) and Lereko Consortium (51%). Lereko Consortium is a broad-based empowerment grouping that includes a women's group and Lereko Investments (Proprietary) Limited as its shareholders.

Save as indicated above, the directors are not aware of the existence of any shareholder who beneficially owns 5% or more of the issued share capital of Imperial, and will hence own 5% or more of Eqstra, based on the shareholdings in Imperial at the last practicable date. Subsequent to the unbundling, as far as the directors are aware, there will be no controlling shareholders of Eqstra.

7.2 MCC minority transaction

In anticipation of the unbundling, an agreement has been reached for Eqstra to acquire, subject to the listing of Eqstra, the shareholding of the MCC minorities in MCC by issuing the minority shareholders with new shares in the listed Eqstra. As a consequence, MCC minorities will receive 46 260 000 shares in Eqstra, representing approximately 16% of the issued shares of Eqstra as consideration and MCC will be one of the largest business units in Eqstra. The acquisition of the MCC minority interest will better position Eqstra for growth as it simplifies and strengthens the capital structure and aligns shareholder interests.

Certain of the MCC minorities will be subject to a six-month "lock-up" period during which the those MCC minorities will not be entitled to dispose of their Eqstra shares prior to the expiry of six months from 30 April 2008, onwards.

Additional detail on the MCC minority transaction is included in the Imperial circular.

7.3 Imperial's intention with its residual stake in Eqstra

Imperial is evaluating options regarding the monetisation of its residual stake in Eqstra in the short to medium term. This residual stake is the effect of the treasury shares held through Imperial Corporate Services (as detailed in paragraph 7.1 above). Options being evaluated could include a disposal to a strategic buyer, including a possible sale to a BEE buyer, or an equity market disposal.

8. Acquisitions and disposals

8.1 Business and property acquisitions

The material business and property acquisitions made during the three years preceding the last practicable date are set out in Annexure 14 to this pre-listing statement. Other than the MCC minority transaction referred to in paragraph 7.2 above and the various acquisitions from Imperial referred to in paragraph 6.2 above, there are currently no proposed acquisitions by Eqstra or any of its subsidiaries of any securities, the business undertakings of any other companies or any immovable property or fixed assets or any options to acquire such property or fixed assets.

8.2 Disposals

There has been no material property disposed of during the three years preceding the last practicable date.

8.3 Principal immovable property and leasehold properties

Details of the principle immovable properties owned by Eqstra and its subsidiaries and those leased by Eqstra and its subsidiaries are set out in Annexure 11 to this pre-listing statement.

9. General

9.1 Corporate governance

Eqstra has adopted the corporate governance principles of Imperial that has long espoused high standards of ethical behaviour and corporate governance. Eqstra is committed to the principles of openness, integrity and accountability in its dealings with all stakeholders and supports the code of corporate practices and conduct as recommended by the King II Report on Corporate Governance. Extracts of the corporate governance policies adopted by Eqstra are set out in Annexure 12 to this pre-listing statement.

9.2 Litigation statement

Eqstra is not party to any legal or arbitration proceedings, whether actual, pending or threatened.

9.3 Material contracts

Save as otherwise disclosed in this pre-listing statement and in the Imperial circular relating to the MCC minority transaction and as disclosed in paragraph 4 of the Imperial circular, which is enclosed in the envelope together with this pre-listing statement, and those referred in paragraph 6.2 above, there are no material contracts that have been entered into by the Company or a member of the Group within the two years immediately preceding the last practicable date or are, or may be, material to Eqstra or its subsidiaries at the last practicable date, otherwise than in the ordinary course of business.

No contracts entered into at any time contain an obligation or settlement that is material to Eqstra or its subsidiaries at the last practicable date.

9.4 Material changes

Other than the new funding facilities detailed in paragraph 4.1.2 above and the MCC minority transaction detailed in paragraph 7.2 above, there have been no material changes in the financial or trading position of Eqstra and its subsidiaries that has occurred between 1 January 2008 and the last practicable date.

9.5 Management contracts

There are no management contracts currently outsourced or expected to be outsourced.

9.6 Exchange Control

9.6.1 Emigrants from the common monetary area

The unbundled Eqstra shares received by Imperial ordinary shareholders who are emigrants from the Common Monetary Area and whose registered address is outside South Africa, will:

- in the case of dematerialised Imperial shareholders be credited to their blocked share accounts at the CSDP controlling their blocked portfolios; and

- in the case of certificated Imperial ordinary shareholders whose documents of title have been restrictively endorsed under the Exchange Control Regulations, be endorsed "Non-Resident" and will be sent to the Authorised Dealer in foreign exchange controlling their blocked assets.

9.6.2 All other non-residents of the common monetary area

The unbundled Eqstra shares received by the Imperial ordinary shareholders who are non-residents of South Africa and who have never resided in South Africa and whose registered address is outside the common monetary area will:

- in the case of dematerialised Imperial ordinary shareholders be credited to their share accounts at the CSDP controlling their portfolios; and
- in the case of a certificated Imperial ordinary shareholder whose documents of title have been restrictively endorsed under the Exchange Control Regulations, be deposited with an Authorised Dealers in foreign exchange in South Africa nominated by such Imperial ordinary shareholder. It will be incumbent on the Imperial ordinary shareholder concerned to nominate the Authorised Dealer and to instruct the nominated Authorised Dealer as to the disposal of the relevant shares. If the information regarding the Authorised Dealer is not given, the unbundled Eqstra shares will be held in trust for the Imperial ordinary shareholder concerned pending the receipt of the necessary information or instruction.

9.7 Impact of the unbundling on the existing Imperial share incentive schemes

Two of the share schemes that Imperial currently has in place, require to be amended in order to accommodate the unbundling:

- the Share Purchase Scheme; and
- the Bonus Scheme.

The Share Purchase Scheme enables Imperial to award options to selected employees of the Imperial Group to purchase Imperial ordinary shares. The purchase price, together with interest thereon, is payable by the participant over an extended period and the shares are pledged by the participant to the trustees of the scheme as security for the payment. The scheme was designed to focus management performance on creating shareholder value. The current rules of the Share Purchase Scheme do not make specific provision for a transaction of the nature of the unbundling.

The Bonus Scheme is a typical "phantom share scheme" which enables Imperial to award selected employees of the Imperial Group the right to receive a cash bonus based on the appreciation in the number of notional Imperial shares awarded to the participant, from the time of the award to the date of the bonus payment which is to occur after a period of several years. The scheme was, likewise, designed to focus management performance on creating shareholder value. The current rules of the Bonus Scheme do not make specific provision for a transaction of the nature of the unbundling.

The Imperial board is of the view that participants in the schemes should not be advantaged or prejudiced by the unbundling, and should be placed in a position after the unbundling that leaves them as close as possible to the position that they would have been in, had it not been for the unbundling. Specifically, as well, in respect of the Bonus Scheme, the bonus payment obligation to the participant in terms of that scheme ought to be transferred from Imperial to Eqstra, in respect of participants who were granted bonus rights prior to the unbundling and who will be employed by Eqstra after the unbundling. Accordingly, the directors have proposed the following amendments to the two schemes:

9.7.1 The Share Purchase Scheme

- The scheme is to be amended to provide that the Eqstra shares which will be received by a participant in terms of the unbundling will be subject to the pledge referred to in paragraph 9.7 above; and
- at the same time, in order to enlist the consent of the participants to the amendment proposed above, certain provisions of the scheme which, it is considered, are unfavourable for participants and detract from the purpose and objective of the scheme, will be amended, essentially to permit an extension of the time period for payment of the purchase price in circumstances where the aggregate of the market value of the Imperial shares and Eqstra shares, which are the subject of the pledge, is less than the outstanding debt.

9.7.2 The Bonus Scheme

- In respect of offers granted and accepted by participants prior to the unbundling, the bonus is to be calculated with reference to the market value at the bonus payment date of the Imperial notional shares linked to the bonus and an equivalent number of Eqstra notional shares, less the market value of the Imperial notional shares at the date of the grant of the bonus right, so that the participant is not disadvantaged by the unbundling; and
- all participants who were granted bonus rights prior to the unbundling, and who, consequent upon the unbundling, are employed by Eqstra, will be paid their bonus entitlement by Eqstra instead of by Imperial.

In order to give effect to these proposals, the Share Purchase Scheme and the Bonus Scheme require to be amended in the respects set out in Ordinary Resolution Number 3 and Ordinary Resolution Number 4 contained in the notice of general meeting attached to and forming part of the Imperial circular, to which amendments the participants under the schemes have consented, their consent being a requirement in terms of the schemes. The directors will not vote their respective shares in Imperial on the resolutions relating to the amendments to the above schemes in which they have an interest.

10. Advisers' consents and interests

Each of the merchant bank and transaction sponsor, sponsor, legal adviser, reporting accountants and transfer secretaries have consented in writing to act in the capacities stated and to their names being included in this pre-listing statement and have not withdrawn their consent prior to the publication of this pre-listing statement.

None of the advisers of the Company had an interest in the issued share capital of the Company at the last practicable date.

The reporting accountants and auditors have given, and have not withdrawn, their consent to the issue of this pre-listing statement with their reports included herein in the form and context in which they appear.

11. Expenses relating to the listing

The cash expenses of the listing, as detailed below, are estimated to R16 million. All the fees payable to the parties below are exclusive of VAT.

Service	**Service provider**	**Amount (R'000)**
Advisory	RMB	11 100
Sponsor	MLSA	138
Legal fees (including structuring and preparation of all unbundling agreements and resolutions and tax advisory fees on the BEE transactions)	TWB	2 000
Funding facilities fees	Webber Wentzel Bowens	300
Reporting accountants and auditors	Deloitte	750
True and fair opinion	Deloitte	400
Design and implementation of share incentive scheme	PricewaterhouseCoopers	65
Printing and publication costs	INCE	500
Design and launch of new corporate identity	Roy Clucas Design Process/Inscape	350
Investor relations	College Hill	300
Trade name search and registration	Spoor and Fisher	15
JSE listing and documentation fees	JSE	71
		15 989

These costs will be borne by Eqstra.

No amounts were paid, or have accrued as payable, within three years preceding the last practicable date, or are proposed to be paid to any promoter.

No promoter had any material beneficial interest, direct, or indirect, in the promotion of Eqstra or in any property acquired or proposed to be acquired by Eqstra out of the proceeds of the issue or during the three years preceding the last practicable date.

There have been no commissions paid or payable in respect of underwriting. There have been no commissions, discounts, brokerages or other special terms granted during the three years preceding the last practicable date in connection with the issue or sale of any securities, stock or debentures in the capital of Eqstra, where this has not been disclosed in any audited annual financial statements.

12. Conditions precedent to the unbundling

Shareholders are referred to paragraph 5.3 of the Imperial circular which contains the suspensive conditions to the unbundling, including that the articles of association of Eqstra and its subsidiaries must be approved by the JSE at least six days prior to the last day to trade.

13. Directors' responsibility statement

The directors of Eqstra, whose names are given on page 8 of this pre-listing statement, collectively and individually, accept full responsibility for the accuracy of the information given and certify to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this pre-listing statement contains all information required by the Listings Requirements.

14. Documents available for inspection

Copies of the following documents will be available for inspection at the South African registered office of Eqstra during normal business hours (excluding Saturdays, Sundays and South African public holidays) from the date of issue of this pre-listing statement up to and including 19 May 2008:

- the memoranda and articles of association of Eqstra and its major subsidiaries;
- the annual financial statements of the Imperial Leasing and Capital Equipment division for the three financial years ended 25 June 2005, 25 June 2006, 25 June 2007 and unaudited interim results for the six months ended 31 December 2007, together with all notes, certificates or information required by the Companies Act;
- the signed independent reporting accountants' report on the historical information of Eqstra;
- written consents of the merchant bank and sponsor, investment bank and transaction sponsor to Eqstra, attorneys, reporting accountants and auditors and transfer secretaries to the inclusion of their names in this document in the context and form in which they appear;
- the Imperial Bonus Right Scheme and the Imperial Executive Share Purchase Scheme (as amended);
- notice of general meeting of Eqstra, held on 14 March 2008;
- the MCC minority transaction agreements;
- service agreements with executive directors and executive management;
- a copy of the Imperial circular and the documents referred to in paragraph 15 thereof; and
- a signed copy of this pre-listing statement (available in English only).

There are no trust deeds or agreements affecting the governance of Eqstra or the interests of Eqstra shareholders.

SIGNED AT JOHANNESBURG ON BEHALF OF THE BOARD OF DIRECTORS OF EQSTRA.

Walter Hill
Chief Executive Officer

20 March 2008
Johannesburg

Report of historical financial information of Imperial Investment Holdings (Proprietary) Limited

BASIS OF PREPARATION

The financial statements have been prepared in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa. The principal accounting policies adopted in the preparation of the financial statements are consistent in all material respects with those applied in the previous year. The detailed accounting policies of this holding company and the group are reflected in note 1 of the group annual financial statements in annexure 3.

Balance sheet
At 25 June

	Notes	2007 R	2006 R	2005 R
ASSETS				
Current assets				
Amount owing by holding company	2	78 623	78 623	342 403
Taxation				7 484
Total assets		**78 623**	**78 623**	**349 887**
EQUITY				
Capital and reserves				
Share capital	3	100	100	100
Distributable reserve		78 523	78 523	117 140
Total equity		**78 623**	**78 623**	**117 240**
Current liabilities				
Accounts payable		–	–	232 647
Total equity and liabilities		**78 623**	**78 623**	**349 887**

Income statement
For year ended 25 June

	Notes	2007 R	2006 R	2005 R
Operating costs		–	7 063	–
Operating loss		–	(7 063)	–
Finance costs	4	–	(32 277)	–
Loss before taxation		–	(39 340)	–
Taxation	5	–	(723)	(2 579)
Loss after taxation		–	(38 617)	2 579

Statement of changes in equity
For year ended 25 June

	Share capital R	Distributable reserve R	Total R
Balance at 25 June 2004	100	114 561	114 661
Net profit for the year	–	2 579	2 579
Balance at 26 June 2005	100	117 140	117 240
Net loss for the year		(38 617)	(38 617)
Balance at 25 June 2006	100	78 523	78 623
Net profit for the year	–	–	–
Balance at 25 June 2007	100	78 523	78 623

Cash flow statement
For year ended 25 June

	Notes	2007 R	2006 R	2005 R
Cash flows from operating activities				
Cash utilised in operating activities	7.1	–	(239 710)	(1 737 296)
Interest paid		–	(32 277)	–
Taxation refunded/(paid)	7.2	–	8 207	(18 528)
		–	(263 780)	(1 755 824)
Cash flows from financing activities				
Amounts advanced by holding company		–	263 780	1 755 824
Net change in cash and cash equivalents		–	–	–
Cash and cash equivalents at beginning of the year		–	–	–
Cash and cash equivalents at end of the year		–	–	–

NOTES TO THE FINANCIAL STATEMENTS

	2007 R	2006 R	2005 R
2. Amount owing by holding company			
Imperial Holdings Limited	78 623	78 623	342 403
The loan is unsecured, bears no interest, and has no fixed terms of repayment.			
3. Share capital			
Authorised			
1 000 ordinary shares of R1.00 each			
Issued			
100 ordinary shares of R1.00 each	100	100	100
4. Finance costs			
Receiver of Revenue	–	32 277	–
5. Taxation			
South African normal tax			
– Prior year	–	(723)	–
– Prior year adjustments	–	–	(2 579)
	–	(723)	(2 579)

6. Statutory expenses

All statutory expenses are borne by Imperial Holdings Limited.

	2007 R	2006 R	2005 R

7. Notes to the cash flow statement

7.1 Cash utilised in operating activities

	2007 R	2006 R	2005 R
Net loss before taxation	–	(39 340)	–
Adjustments for:			
Finance costs	–	32 277	–
	–	(7 063)	–
Movements in working capital	–	(232 647)	(1 737 296)
Decrease in accounts payable	–	(239 710)	(1 737 296)

7.2 Reconciliation of taxation paid during year

	2007 R	2006 R	2005 R
Credit in income statement	–	723	2 579
Movement in taxation balance	–	7 484	(21 107)
Amounts refunded	–	8 207	(18 528)

Independent reporting accountants' report on the historical financial information of Imperial Investment Holdings (Proprietary) Limited

The Directors
Imperial Investment Holdings (Proprietary) Limited
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview, 2007
South Africa

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE AUDITED HISTORICAL, BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT (COLLECTIVELY REFERRED TO AS "THE HISTORICAL FINANCIAL INFORMATION") OF IMPERIAL INVESTMENT HOLDINGS (PROPRIETARY) LIMITED

Introduction

At your request and for the purposes of the pre-listing statement to Imperial Holdings Limited shareholders, to be dated on or about 20 March 2008, we present our report on the historical financial information in respect of the unbundling of the Imperial Leasing and Capital Equipment Division as set out in Annexure 1 of the pre-listing statement, in compliance with the Listings Requirements of the JSE Limited ("JSE").

Responsibility

The compilation, contents and presentation of the pre-listing statement are the responsibility of the Company's directors. Our responsibility is to express an opinion on the historical financial information included as Annexure 1 to the pre-listing statement.

Scope

We have audited the financial information of Imperial Investment Holdings (Proprietary) Limited for the year ended 25 June 2007 and reviewed the financial information for the years ended 25 June 2006 and 25 June 2005.

Basis of opinion

Audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the historical financial information relating to the year ended 25 June 2007 is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of the accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Review opinion

We conducted our review in accordance with the International Standard on Review Engagements 2410 applicable to the review of Financial Information. This standard requires that we plan and perform the review to obtain moderate assurance that the historical financial information for the years ended 25 June 2006 and 25 June 2005, presented in terms of International Financial Reporting Standards and IAS 34, is free of material misstatement. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and this provides less assurance than an audit. We have not performed an audit of the abovementioned historical financial information and, accordingly, we do not express an audit opinion thereon.

Audit opinion

In our opinion, the historical financial information of Imperial Investment Holdings (Proprietary) Limited for the year ended 25 June 2007 fairly presents, in all material respects, the financial position at that date, and the results of the operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the historical financial information of Imperial Investment Holdings (Proprietary) Limited for the years ended 25 June 2006 and 25 June 2005, are not fairly presented, in all material respects, in accordance with International Financial Reporting Standards, IAS 34 and the JSE Listings Requirements.

Consent

We consent to the inclusion of this report, which will form part of the pre-listing statement to shareholders of Imperial Holdings Limited, to be issued on or about 20 March 2008, in the form and context in which it appears.

Yours faithfully

Deloitte & Touche

Per **B W Smith**
Partner

11 March 2008

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, 20 Woodlands Drive
Woodmead
Sandton
2196

National Executive: G G Gelink, *Chief Executive;* A E Swiegers, *Chief Operating Officer;* G M Pinnock, *Audit;* D L Kennedy, *Financial Advisory Services and Tax;* L Geeringh, *Consulting;* L Bam, *Corporate Finance and Strategy;* C R Beukman, *Finance;* T J Brown, *Clients and Markets;*
N T Mtoba, *Chairman of the Board.*

A full list of partners and directors is available on request.

Report of historical financial information of the Imperial Leasing and Capital Equipment division

1. Introduction

The group consists of various separate legal entities and divisions that make up the Leasing and Capital Equipment division of Imperial Holdings Limited, these being Imperial Fleet Services, Imperial Flexi Fleet, Saficon Industrial Equipment, Impact Handling (UK), MCC and the distributorships for Terex and New Holland earth moving equipment. Collectively these businesses comprise the Passenger and Commercial vehicles division, Industrial Equipment division and Construction and Mining division as detailed more fully in the body of the PLS under section 3. The information contained in this annexure also includes certain immaterial entities which will not be taken over by Eqstra, the impact of which is shown in Annexure 6 and explained in note 3 to the *pro forma* financials as contained in that Annexure. Various acquisitions have taken place over the past three years, most notably the MCC Group of Companies in 2006 and Terex Africa in 2007, which has given rise to rapid growth.

In November 2007, Imperial announced the potential unbundling of this division. As part of the unbundling process, a dormant investment holding company has been identified (Imperial Investment Holdings (Proprietary) Limited) to be the holding company that will allow Imperial to unbundle and list the division separately on the JSE. On 30 April 2008, the respective businesses comprising the Imperial Leasing and Capital Equipment division will be sold as a going concern at net book value to their new entities to form Eqstra Holdings Limited ("Eqstra").

The financial information of the Leasing and Capital Equipment Division for the three years ended 25 June is set out below. The report on this historical financial information is the responsibility of the directors.

Other than the restructuring and the *pro forma* effects, which are set out in Annexure 6, no material fact or circumstance has occurred between the latest financial year end of the division and the date of the prelisting statement.

2. Basis of preparation

The financial statements are prepared in accordance with the accounting policies as outlined in note 1 to the group annual financial statements.

The financial statements represent the combined financial statements of the Leasing and Capital Equipment division, which previously operated as separate entities within Imperial. As indicated above, on 30 April 2008 the group will be unbundled into a consolidated group of companies through a transaction under common control and the restructuring rules of the Income Tax Act.

3. Commentary

2007

During the year, the division successfully refined its business model towards a higher value-added composition with the smooth integration of the MCC acquisition. It also obtained the distributorships for Terex and New Holland Construction equipment effective from January and set up the appropriate infrastructure to capitalise on the strong demand for capital equipment throughout the sub-continent and for the divisions own requirements. Terex and New Holland Construction are global brands whose suitability for sub-Saharan markets is evident in the level of orders received to date. This strategic realignment is expected to address growing competition from manufacturers and banks by broadening the divisions range of services and lessening the dependence on pure financial margin as a source of income. The division also expanded its passenger vehicle operations and is now active in Nigeria, Kenya and Tanzania in addition to its activities in the SADC territories. The industrial equipment business secured strategic franchises to entrench its position in this market and the UK-based materials handling rental business is being expanded into a national operation.

Overall, the division achieved an excellent performance, with revenue increasing by 73% and operating profit by 59%. After, finance charges, which increased by 43%, net profit before tax was 64% higher. The division grew its asset base by R2.2 billion. Diversification into the ownership and operation of higher-yielding earthmoving equipment benefited the division, as MCC and Terex gained several new opencast mining contracts in the platinum industry and executed them successfully. These contracts are continuing and substantial new business is under consideration. The plant-hire business, although a relatively small contributor to earnings, is also benefiting from increased demand.

The passenger and commercial vehicle leasing business grew its fleet by 13% to 17 875 units, excluding the run-off of the government contract fleet. We continue to expand our business into the rest of Africa, with operations in Namibia, Botswana, Kenya, Tanzania, Angola and Nigeria.

The forklift leasing business in South Africa performed well, growing its fleet by 3% to 7 689 units. The forklift business in the UK surrendered the Toyota forklift franchise during the year but continues to operate as a general forklift leasing company and achieved good growth in earnings. The UK fleet is 3% higher at 3 317 units.

In addition to the Terex and New Holland Construction distributorship, we established a battery power management business, supplying forklift batteries, charges and generators.

R1.0 billion was added to the divisions fleet value during the year as net capital expenditure grew by 60%. Inventories, mainly stocks of Terex and New Holland Construction equipment, increased by R640 million.

2006

The divisions revenue increased by 32% to R3 028 million and operating profit by 18% to R540 million, Profit before-tax exceptional items grew by 19%. The first-time inclusion of MCC made a positive contribution to results. Market conditions for this division remained challenging, with low inflation, low interest rates and increased competition from vehicle manufacturers in certain of our core markets. Demand for fleet management outsourcing was sluggish, but the diversity of the division and its new ventures ensured a very respectable performance. The full maintenance leasing market has declined during the year, but we succeeded in increasing our fleet size, excluding the units added by the MCC acquisition, by 8.5%. The forklift business in Southern Africa delivered a fine performance, but the results from Impact Forklift in the UK were below expectation. In South Africa, pricing was under pressure due to the strong Rand with price reductions limiting revenue growth to 13% whilst record unit sales were achieved. We are still supplying vehicles in terms of the RTG contract to certain national government departments under an extension of the contract that officially expired at the end of May 2005. We anticipate some further revenue in our 2006/2007 financial year in terms of this contract. The unpaid debt of the National Prosecuting Authority remains unresolved. Legal action has been instituted and a positive outcome is anticipated.

The acquisition of a controlling interest in the MCC Plant Hire and Mining Contracting group has proven to be a good strategic fit with our business and has performed to expectation. We are pleased with the opportunities created by this acquisition to expand our exposure to significant infrastructure spending in both the public and private sectors in Sub-Saharan Africa in the foreseeable future.

2005

The market environment remained challenging during the year. Despite this, the division recorded a 12% increase in fleet size. Revenue improved by 15% to R2.3 billion, driven both by volume growth and increased motor retailing activity in Hypercar, the divisions newly established used car chain.

Profitability came under pressure with operating profits declining by 11% to R456 million. This was caused by new business that was added during the period which did not make a profit contribution as yet and lower interest rates which resulted in interest margin compression due to a portion of the group's capital market debt funding having been raised at fixed rates. A significant provision was raised due to non-payment by the National Prosecuting Authority ("NPA") of a substantial claim which the division has against it, recovery of which is being pursued. Although the company and its legal advisors are of the view that the claim will succeed, it is considered prudent to make a provision in view of the NPA's refusal to pay the amount claimed.

Our United Kingdom operation also disappointed, but we had an excellent result from our South African forklift operations. Hypercar came close to breakeven with good volumes. The divisions contract with certain South African Government departments expired at end of May 2005. This contract was extended on a short term basis pending a tender process.

While used vehicle prices have come under pressure, we managed to realise profits on the transfer and sale of vehicles, confirming our prudent depreciation policies.

Leasing and Capital Equipment division

Balance sheet
At 25 June

	Notes	2007 R'000	2006 R'000	2005 R'000
Assets				
Non-current assets		5 542 260	4 477 626	3 278 831
Intangible assets	4	60 547	57 184	3 965
Property, plant and equipment	5	240 722	193 497	113 765
Leasing assets	6	4 989 776	3 985 961	2 970 377
Deferred tax assets	7	65 218	48 735	20 727
Other investments and loans	8	35 152	14 955	7 695
Amounts owing by Imperial Holdings' subsidiaries	28	150 845	177 294	162 302
Current assets		2 151 032	1 025 870	697 863
Inventories	9	937 743	292 832	309 548
Trade and other receivables	10	946 613	631 441	338 861
Taxation in advance		98 071	64 043	35 516
Cash resources	11	168 605	37 554	13 938
Total assets		**7 693 292**	**5 503 496**	**3 976 694**
Equity and liabilities				
Capital and reserves				
Group equity funding	12	390 945	254 806	45 044
Non-distributable reserves	13	4 197	2 937	1 628
Distributable reserves		740 409	778 224	799 468
Ordinary shareholders' interest		1 135 551	1 035 967	846 140
Minority interest		254 493	190 407	34 405
Total shareholders' equity		**1 390 044**	**1 226 374**	**880 545**
Non-current liabilities		4 497 307	3 188 687	2 484 817
Interest bearing borrowings	14	281 930	158 496	29 000
Deferred tax liabilities	7	397 608	271 877	93 755
Amounts owing to Imperial Holdings' subsidiaries	28	3 817 769	2 758 314	2 362 062
Current liabilities		1 805 941	1 088 435	611 332
Trade and other payables	16	1 595 920	844 704	499 407
Provisions for liabilities and other charges	15	118 280	60 522	40 634
Current tax liabilities		52 261	52 397	34 739
Current portion of interest-bearing borrowings	14	39 480	130 812	36 552
Total liabilities		**6 303 248**	**4 277 122**	**3 096 149**
Total equity and liabilities		**7 693 292**	**5 503 496**	**3 976 694**

Leasing and Capital Equipment division

Income statement
For the years ended 25 June

	Notes	2007 R'000	2006 R'000	2005 R'000
Revenue	17	5 227 725	3 027 592	2 301 026
Net operating expenses	18	(3 467 507)	(1 804 890)	(1 316 907)
Profit from operations before depreciation and recoupments		1 760 218	1 222 702	984 119
Depreciation, amortisation and recoupments	19	(902 203)	(682 680)	(527 899)
Operating profit		858 015	540 022	456 220
Foreign exchange losses		(10 554)	(34 381)	(11 156)
Fair value gains to foreign exchange derivatives		(2 165)	28 348	4 065
Profit before financing costs		845 296	533 989	449 129
Finance costs including fair value gains and losses	20	(305 137)	(209 939)	(186 754)
Finance income	20	25 217	14 316	21 712
Profit before taxation and exceptional items		565 376	338 366	284 087
Exceptional items	21	(9 685)		
Profit before taxation		555 691	338 366	284 087
Income tax expense	22	178 846	91 808	86 556
Profit after taxation		376 845	246 558	197 531
Attributable to:				
Equity holders of the division	30	269 689	220 684	189 140
Minority interest		107 156	25 874	8 391
Profit after taxation		376 845	246 558	197 531

Leasing and Capital Equipment division

Cash flow statement
For the years ended 25 June

	Notes	2007 R'000	2006 R'000	2005 R'000
Cash flows from operating activities				
Cash receipts from customers		5 011 805	2 859 699	2 573 592
Cash paid to suppliers and employees		(3 325 056)	(1 554 196)	(1 530 370)
Cash generated by operations	23(a)	1 686 749	1 305 503	1 043 222
Net financing costs		(279 920)	(195 623)	(165 042)
Income tax paid		(75 966)	(39 252)	(81 885)
		1 330 863	1 070 628	796 295
Cash flows from investing activities				
Acquisition of businesses	23(b)	(92 532)	(252 009)	3 549
Costs on sale of business	23(c)	(11 985)		
Purchase of intangible assets		(4 333)	(3 363)	(1 480)
Purchase of property, plant and equipment		(123 747)	(48 082)	(36 559)
Purchase of leasing assets		(2 615 698)	(1 786 768)	(1 573 356)
Proceeds from sale of intangible assets		2 009		
Proceeds from sale of property, plant and equipment		56 327	6 093	4 826
Proceeds from sale of leasing assets		747 929	621 087	445 255
Additional investments in and loans to subsidiary and associated companies, net of disposals		(1 342)		
Purchase of equities and loans (advanced)/repaid		(16 389)	25 684	8 778
		(2 059 761)	(1 437 358)	(1 148 987)
Cash flows from financing activities				
Holding company funding		136 139	344 419	2 151
Dividends paid		(350 574)	(246 467)	(74 771)
Net movement of amounts owing to Imperial Holdings Limited's subsidiaries		1 151 255	358 041	544 233
Increase in long-term borrowings		(50 205)	(55 761)	(146 056)
		886 615	400 232	325 557
Net decrease/(increase) in cash and cash equivalents		**157 717**	**33 502**	**(27 135)**
Cash and cash equivalents at beginning of year		**10 888**	**(22 614)**	**4 521**
Cash and cash equivalents at end of year	23(d)	**168 605**	**10 888**	**(22 614)**

Leasing and Capital Equipment division

Statement of changes in equity
For the years ended 25 June

	Group equity funding R'000	Non distributable reserves R'000	Distributable reserves R'000	Minority interest R'000	Total R'000
Balance at 25 June 2004	**42 893**	**(17 643)**	**679 824**	**31 264**	**736 338**
Net gains arising on translation of foreign companies		19 271		25	19 296
Net gains not recognised in the income statement		19 271		25	19 296
Net attributable profit for the year			189 140	8 391	197 531
Net acquisitions funded by holding company	2 151				2 151
Dividends			(69 496)	(5 275)	(74 771)
Balance at 25 June 2005	**45 044**	**1 628**	**799 468**	**34 405**	**880 545**
Net gains arising on translation of foreign companies		1 309		10	1 319
Net gains not recognised in the income statement		1 309		10	1 319
Net attributable profit for the year			220 684	25 874	246 558
Net acquisitions funded by holding company	209 762			134 657	344 419
Dividends			(241 928)	(4 539)	(246 467)
Balance at 25 June 2006	**254 806**	**2 937**	**778 224**	**190 407**	**1 226 374**
Net gains arising on translation of foreign companies		4 432			4 432
Movement in hedge accounting reserve		(3 172)			(3 172)
Net gains not recognised in the income statement		1 260			1 260
Net attributable profit for the year			269 689	107 156	376 845
Net acquisitions funded by holding company	136 139				136 139
Dividends			(307 504)	(43 070)	(350 574)
Balance at 25 June 2007	**390 945**	**4 197**	**740 409**	**254 493**	**1 390 044**

Leasing and Capital Equipment division

Business and Geographical Segmentation
For the years ended 25 June

	2007 R'000	2006 R'000	2005 R'000
BUSINESS SEGMENTS			
Segment revenues			
Passenger and commercial vehicles	2 022 761	1 545 079	1 408 770
Industrial equipment	1 303 465	981 709	885 419
Construction and mining	1 894 556	492 960	
	5 220 782	3 019 748	2 294 189
Group and eliminations	6 943	7 844	6 837
Consolidated revenue	5 227 725	3 027 592	2 301 026
Segment result (profit before financing costs)			
Passenger and commercial vehicles	318 286	307 079	308 210
Industrial equipment	176 938	167 582	149 705
Construction and mining	342 990	68 564	
	838 214	543 225	457 915
Group and eliminations	7 082	(9 236)	(8 786)
Consolidated profit before interest	845 296	533 989	449 129
Segment assets			
Passenger and commercial vehicles	3 415 266	2 881 464	2 449 572
Industrial equipment	1 686 510	1 561 979	1 523 081
Construction and mining	2 584 198	968 844	
	7 685 974	5 412 287	3 972 653
Group and eliminations	7 318	91 209	4 041
Consolidated total assets	7 693 292	5 503 496	3 976 694
Segment liabilities			
Passenger and commercial vehicles	2 818 537	2 376 171	1 850 010
Industrial equipment	1 465 781	1 330 144	1 222 541
Construction and mining	2 009 094	664 466	
	6 293 412	4 370 781	3 072 551
Group and eliminations	9 836	(93 659)	23 598
Consolidated total liabilities	6 303 248	4 277 122	3 096 149
Segment capital expenditure			
Passenger and commercial vehicles	1 204 022	993 101	1 069 628
Industrial equipment	599 527	535 898	540 543
Construction and mining	937 093	294 754	
	2 740 642	1 823 753	1 610 171
Group and eliminations	3 136	14 460	1 224
Gross capital expenditure	2 743 778	1 838 213	1 611 395
Less: Proceeds on disposal	(806 265)	(627 180)	(450 081)
Net capital expenditure	1 937 513	1 211 033	1 161 314
Segment depreciation and amortisation			
Passenger and commercial vehicles	481 366	413 851	334 271
Industrial equipment	276 825	234 271	234 795
Construction and mining	181 311	68 154	
	939 502	716 276	569 066
Group and eliminations	(1 861)	3 359	1 113
Consolidated depreciation and amortisation	937 641	719 635	570 179

Leasing and Capital Equipment division

Business and Geographical Segmentation (continued)
For the years ended 25 June

	2007 R'000	2006 R'000	2005 R'000
GEOGRAPHIC SEGMENTS			
Segment revenues			
South Africa	4 649 163	2 478 178	1 863 399
Africa	256 025	278 225	179 981
Rest of world	322 537	271 189	257 646
	5 227 725	3 027 592	2 301 026
Segment result (profit before financing costs)			
South Africa	764 422	455 007	380 949
Africa	48 090	56 115	45 319
Rest of world	32 784	22 867	22 861
	845 296	533 989	449 129
Segment assets			
South Africa	6 770 527	4 556 566	3 172 590
Africa	404 427	399 878	293 114
Rest of world	518 338	547 052	510 990
	7 693 292	5 503 496	3 976 694
Segment liabilities			
South Africa	5 529 385	3 514 809	2 486 960
Africa	324 103	316 182	206 380
Rest of world	449 760	446 131	402 809
	6 303 248	4 277 122	3 096 149
Segment capital expenditure			
South Africa	2 484 424	1 563 113	1 345 833
Africa	62 267	87 699	148 017
Rest of world	197 087	187 401	117 545
Gross capital expenditure	2 743 778	1 838 213	1 611 395
Less: Proceeds on disposal	(806 265)	(627 180)	(450 081)
	1 937 513	1 211 033	1 161 314
Segment depreciation and amortisation			
South Africa	777 091	582 791	437 795
Africa	64 189	74 055	53 254
Rest of world	96 361	62 789	79 130
	937 641	719 635	570 179

Notes to the group annual financial statements

1. Accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below and are consistent in all material respects with those applied during the previous year:

1.1 Basis of preparation

The consolidated financial statements are stated in rands and are prepared in accordance to and comply with International Financial Reporting Standards ("IFRS"), effective for the group's financial year. The consolidated financial statements are prepared on the historical cost basis, modified by the restatement of certain financial instruments to fair value.

Consolidation

The consolidated financial statements incorporate the financial statements of the company and all its subsidiaries. Subsidiary undertakings, which are those companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, have been consolidated, except when the subsidiaries are held exclusively with a view to their disposal, which is highly probable, and are then accounted for as non-current assets held for sale. Where the group's interest in subsidiary undertakings is less than 100 percent, the share attributable to outside shareholders is reflected as minority interests. The accounts of subsidiary undertakings are generally drawn up at 25 June each year. Where audited accounts are not drawn up at this date, the latest audited accounts available are used.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency in the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequent profits are credited to minorities and any losses attributable to minorities in excess of the minority interest are allocated against the interests of the parent.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition, or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the group.

All intercompany transactions, balances and unrealised surpluses and deficits have been eliminated.

Segment information

The principal segments of the group have been identified on a primary basis by business segment and on a secondary basis by significant geographical region. The basis is representative of the internal structure used for management reporting.

Segment revenue reflects both sales to external parties and intergroup transactions across segments. The segment result is presented as segment profit before exceptional items including net finance costs and income from associates. Taxation is excluded in arriving at segment results.

Segment operating assets and liabilities are only those items that can be specifically identified within a particular segment.

Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in rands, which is the functional currency of the company and the presentation currency for the consolidated financial statements.

Income statements having a different functional currency are translated into South African currency at the weighted average exchange rates for the year and the balance sheets are translated at the exchange rates ruling on the balance sheet date. All resulting exchange differences are classified as a foreign currency translation reserve and reflected as part of shareholders' equity.

On disposal of foreign entities, such translation differences are recognised in the income statement as part of the gain or loss on sale.

Transactions in currencies other than rands are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on translation are included in net profit or loss for the period, except where the item is a designated cash flow hedge, in which case the gain or loss will be deferred in equity.

In order to hedge its exposure to foreign exchange risks, the group enters into forward contracts and options. See below for details of the group's accounting policies in respect of such derivative financial instruments.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the closing rate.

1.2 Investment in associates

Investments in associates are accounted for using the equity method of accounting, except when the investments are held exclusively with a view to their subsequent disposal, which is highly probable, and are then accounted for as non-current assets held for sale. Associates are undertakings over which the group has the power to exercise significant influence, but which it does not control.

Equity accounting involves recognising in the income statement the group's share of the associates' profit or loss for the year. The group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate, less any impairment in the value of the investments.

Losses of the associates in excess of the group's interest in those associates are not recognised unless the group has a commitment to provide funding to the associate. Any excess of the cost of acquisition over the group's share of the fair values of the identifiable net assets of the associate at the date of acquisition is recognised as goodwill. Any deficiency of the cost of acquisition below the group's share of the fair values of the identifiable net assets of the associate at the date of acquisition (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Where a group entity transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate. Losses may provide evidence of a potential impairment of the investment, in which case appropriate provision is made for impairment.

1.3 Joint ventures

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity that is subject to joint control.

The group's interest in jointly controlled entities is accounted for using the equity method of accounting as described in note 1.2 above, except when the investments are held exclusively with a view to their subsequent disposal, which is highly probable, and are then accounted for as non-current assets held for sale.

1.4 Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the net identifiable assets, liabilities and contingent liabilities of a subsidiary, associate or joint venture at the date of acquisition. Goodwill is recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Cash-generating units represent the business operations from which the goodwill was originally generated.

On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

1.5 Other intangible assets

Expenditure on acquired patents, trademarks, licences and computer software is capitalised and amortised using the straight-line basis over their useful lives, generally between two and eight years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment, where it is considered necessary.

1.6 Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss, or whether an impairment loss recognised in a previous period has reversed or decreased. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. Impairment losses recognised on goodwill relating to a cash-generating unit are not reversed in a subsequent period.

A reversal of an impairment loss is recognised only if there has been a change in the estimates used to determine the assets carrying amount. A reversal of an impairment loss is recognised in income immediately.

1.7 Property, plant and equipment and leasing assets

Land is reflected at cost and is not depreciated. New property investments and developments are reflected at cost, which includes holding and direct development costs incurred until the property is available for occupation.

Cost also includes the estimated costs of dismantling and removing the assets and where appropriate cost is split into significant components. Major improvements to leasehold properties are capitalised and written off over the period of the leases. Where land and buildings are held as portfolio properties and benefits are shared with policyholders, such property is fair valued through the income statement.

All other assets are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on the straight-line basis to write off the cost of each component of an asset to its residual value over its estimated useful life as follows:

Buildings and leasehold improvements	20 years
Equipment and furniture	3 to 10 years
Motor vehicles	3 to 5 years
Leasing assets	3 to 10 years

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually.

Where significant components of an asset have different useful lives to the asset itself, these components are depreciated over their estimated useful lives.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where a reversal of a previously recognised impairment loss is recognised, the depreciation charge for the asset is adjusted to allocate the assets revised carrying amount, less residual value, on a systematic basis over its remaining useful life.

Gains and losses on disposal are determined by reference to their carrying amount and are taken into account in determining operating profit.

1.8 Capitalised borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

1.9 Inventories

Inventories are stated at the lower of cost or net realisable value, due recognition having been made for obsolescence and redundancy. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Cost is determined as follows:

Vehicles	Specific cost
Spares, accessories and finished goods	Weighted average cost
Petrol and oil	First-in, first-out
Merchandise	First-in, first-out

Work in progress includes direct costs and a proportion of overhead but excludes interest expense.

1.10 Financial instruments

Financial instruments are initially measured at fair value plus transaction costs, where applicable, when the group becomes a party to the contractual provisions of the contract. Subsequent to initial recognition, these instruments are measured as set out below.

Equity and debt security instruments

Equity and debt security instruments are initially recognised at cost on trade date.

At subsequent reporting dates, debt securities that the group has the intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, excluding those held-to-maturity debt securities designated as fair value through profit or loss at initial recognition, less any impairment losses recognised to reflect irrecoverable amounts. Premiums or discounts arising on acquisition are amortised on the yield-to-maturity basis and are included in the income statement.

Equity and debt security instruments other than held-to-maturity debt securities are classified as either fair value through profit and loss or available for sale, and are measured at subsequent reporting dates at fair value.

Where equity and debt security instruments are held for trading purposes, gains and losses arising from changes in fair value are included in the income statement for the period.

Available-for-sale investments and gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Loans receivable

Loans are recognised at the date that the amount is advanced.

At subsequent reporting dates they are measured at amortised cost, less any impairment losses recognised to reflect irrecoverable amounts.

Trade and other receivables

Trade and other receivables originated by the group are stated at nominal value as reduced by appropriate allowances for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at the balance sheet date.

Loans payable

Interest bearing loans are initially recorded on the day that the loans are advanced at the net proceeds received.

At subsequent reporting dates, interest-bearing borrowings are measured at amortised cost. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on the accrual basis in the income statement using the effective interest rate method, and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Where interest bearing loans have interest rate swaps changing the interest rate from fixed to variable or *vice versa*, they are treated as hedged items and carried at fair value. Gains and losses arising from changes in fair value are included in the income statement for the period.

Where the group has the intention to repurchase its own interest bearing loans in a recognised marketplace, such loans are designated as held for trade and are carried at fair value. Gains and losses arising from changes in fair value are included in the income statement for the period.

Trade payables

Trade payables are stated at their nominal value.

Derivative instruments

Derivative financial instruments are initially recognised at fair value, and subsequently measured at fair value. The group uses derivative financial instruments primarily relating to foreign currency protection and to alter interest rate profiles.

The group designates certain derivatives as hedging instruments. They are classified as:

- fair value hedge: a hedge of exposure to changes in fair value of recognised assets and liabilities;
- cash flow hedge: hedges a particular risk associated with a recognised asset or liability or a highly probable forecast transaction;
- hedges of a net investment in a foreign operation.

Foreign currency forward contracts ("FECs") are used to hedge foreign currency fluctuations relating to certain firm commitments and forecast transactions.

Interest rate swap agreements can swap interest rates from either fixed to variable or from variable to fixed and are used to alter interest rate profiles.

Any gains or losses on fair value hedges are included in the income statement for the period.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and any ineffective portion is recognised immediately in the income statement.

If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects the income statement.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with fair value gains or losses reported in the income statement.

Fair value calculations

Investments are fair valued based on regulated exchange-quoted ruling bid prices at the close of business on the last trading day on or before the balance sheet date. Fair values for unquoted equity instruments are estimated using applicable fair value models. If a quoted bid price is not available for dated instruments, the fair value is determined using pricing models or discounted cash flow techniques. Any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at its cost, including transaction costs, less any provisions for impairment.

All other financial assets and liabilities' fair values are calculated by present valuing the best estimate of the future cash flows using the risk-free rate of interest plus an appropriate risk premium.

Derecognition

The group derecognises a financial asset when its contractual rights to the cash flow from the financial asset expire, or if it transfers the asset together with its contractual rights to receive the cash flows of the financial assets.

The group derecognises a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

1.11 Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The group as lessor

Finance leases

Amounts due under finance leases are treated as instalment credit agreements.

Operating leases

Income is recognised in the income statement over the period of the lease term on the straight-line basis.

Assets leased under operating leases are included under the appropriate category of asset in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar items of property, plant and equipment.

The group as lessee

Finance leases

Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total lease commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease.

Operating leases

Operating lease costs are recognised in the income statement over the lease term on the straight-line basis. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

1.12 Share-based payments

The group operates equity-settled share-based compensation plans for senior employees and executives.

Equity-settled share-based payments are measured at fair value at the date of grant using the Black-Scholes model. The fair value determined at the grant date of the equity-settled share-based payment is expensed on the straight-line basis over the vesting period with a corresponding entry to equity. The expense takes into account the best estimate of the number of shares that are expected to vest. Non-market conditions such as time-based vesting conditions and non-market performance conditions are included in the assumptions for the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates on the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised, or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

1.13 Retirement benefit obligations

The group operates a number of retirement schemes around the world. These schemes have been designed and are administered in accordance with the local conditions and practices in the countries concerned and are defined contribution schemes. The pension costs relating to these schemes are assessed in accordance with the advice of qualified actuaries and are expensed as incurred.

1.14 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Leave pay provision

This is determined based on the outstanding number of days leave due to employees applied to the total cost of their employment.

Bonus provision

Within the group there are various formulas to calculate bonuses payable to employees. Based on this, the different operations make an estimate of the total amount due.

Warranty and after-sales services

Where the group sells vehicles on which it will incur warranty and after-sales costs, an estimate of this is made based on past experience.

Other provisions

The group is involved in different industries and locations that require many different provisions. These include onerous contracts, decommissioning and restructuring costs, and long-service payments.

1.15 Taxation

The charge for current tax is based on the results for the year as adjusted for items, that are non-assessable or disallowable. It is calculated using tax rates that have been substantially enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit.

In principle, deferred tax liabilities are recognised for all temporary differences arising from depreciation on property, plant and equipment, revaluations of certain non-current assets and provisions for pensions and other retirement benefits. Deferred tax assets are raised only to the extent that their recoverability is probable. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group is able to and intends to settle its current tax assets and liabilities on a net basis.

1.16 Revenue recognition

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Where there are guaranteed buy-back arrangements in terms of which significant risks and rewards of ownership have not transferred to the purchaser, the transaction is accounted for as a lease.

Revenue arising from the rendering of services is recognised on the accrual basis in accordance with the substance of the agreement.

Revenue from vehicle maintenance plans is recognised only to the extent of the value of parts and services provided, with the balance being recognised at the end of the vehicle maintenance plan.

Where the group acts as agent and is remunerated on a commission basis, the commission is included in revenue. Where the group acts as principal, the total value of business handled is included in revenue.

1.17 Headline earnings

The group is an integrated group that, as part of its operations, sells vehicles through its own outlets. As a result, profits and losses arising on the disposal of its leasing assets are items of a trading nature, rather than capital items. For this reason, the above items are not adjusted in the headline earnings calculations.

2. Significant accounting judgements and estimates

The preparation of the financial statements requires the group's management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The following accounting policies have been identified as involving particularly complex or subjective decisions or assessments.

2.1 Impairment of assets

As outlined in the accounting policies, an impairment loss is recognised when the recoverable amount of an asset is estimated to be less than its carrying amount. In assessing value in use, future cash flows are discounted to their present value using a pre-tax discount rate. Management applies its best estimate of the range of economic conditions that will exist over the remaining useful life of an asset. Whilst external evidence is favoured, management applies judgement in circumstances where external evidence is limited.

2.2 Residual values and useful lives

The group depreciates its assets over their estimated useful lives taking into account residual values, which, following the adoption of IAS 16 (Property, Plant and Equipment), are re-assessed on an annual basis.

The actual lives and residual values of these assets can vary depending on a variety of factors.

Technological innovation. product life cycles and maintenance programmes all impact the useful lives and residual values of assets. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

2.3 Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the world-wide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated taxes based on estimates. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

2.4 Contingent liabilities

Management applies its judgement to the probabilities and advice it receives from its attorney, advocates and other advisers in assessing if an obligation is probable, more likely than not, or remote. This judgement application is used to determine if the obligation is recognised as a liability or disclosed as a contingent liability.

2.5 Revenue recognition

Revenue from vehicle maintenance plans is recognised only to the extent of the value of parts and services provided, with the balance recognised at the end of the plan.

3. Impact of new issued standards and interpretations

3.1 Effect of newly issued standards

The following new or revised IFRS have been issued with effective dates applicable to future financial statements of the group:

IAS 1 – amendment to International Accounting Standard 1 – Presentation of Financial Statements: Capital Disclosures

The amendment requires the group to disclose information that will enable users of its financial statements to evaluate the entity's objectives, policies and processes of managing capital. The amendment first becomes applicable to the group for the financial year ending 30 June 2008.

IAS 23 – Borrowing Costs

This standard has been amended to remove the option to expense borrowing costs incurred on qualifying assets.

The amendment should have no significant impact on the group's results, and first becomes applicable for the financial year ending 30 June 2009.

IFRS 7 – Financial Instruments: Disclosures

The IFRS essentially combines IAS 30 – disclosure in the financial statements of banks and IAS 32 – Financial Instruments: Disclosure and Presentation. The disclosure requirements under IAS 32 have been expanded to include sensitivity analyses as well as disclosure of classes of financial assets and liabilities.

The standard first becomes applicable to the group for the financial year ending 30 June 2008, and the impact on the group is expected to be limited to an extension of current disclosure.

IFRS 8 – Operating Segments

This IFRS introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment result. This statement will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

The standard first becomes applicable to the group for the financial year ending 30 June 2010, and is not expected to have any significant impact on the group.

IFRIC 10 – Interim Financial Reporting

The interpretation addresses an apparent conflict between the requirements of IAS 34 – interim financial reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. The interpretation concludes that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill, or an investment in either an equity instrument or a financial asset carried at cost.

The interpretation will have no significant impact on the group's results, and first becomes applicable for the financial year ending 30 June 2008.

IFRIC 11 – Group and Treasury Share Transactions

This interpretation addresses two issues. The first is whether the transactions should be accounted for as equity-settled or as cash-settled share-based payment arrangements, and the second where a share-based payment transaction involves two or more entities within the same group.

The interpretation will have no significant impact on the group's results, and first becomes applicable for the financial year ending 30 June 2008.

IFRIC 12 – Service Concession Arrangements

This interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services – such as roads, energy distribution, prisons or hospitals – to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.

The interpretation will have no impact on the group's results, and first becomes applicable for the financial year ending 30 June 2009.

IFRIC 13 – Customer Loyalty Programmes

This interpretation addresses accounting by entities that grant loyalty awards to customers who buy other goods or services. The interpretation deals with the accounting treatment of the obligations to provide free or discounted goods or services granted under such a programme.

The interpretation will have no impact on the group's results, and first becomes applicable for the financial year ending 30 June 2010.

IFRIC 14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction

When determining the limit on a defined benefit asset in accordance with IAS 19 – employee benefits, under IFRIC 14 entities are required to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan.

The interpretation should have no significant impact on the group's results, and first becomes applicable for the financial year ending 30 June 2009.

Circular 8/2007 – Headline Earnings

This circular provides rules for calculating headline earnings by accounting standard. In addition this circular requires a detailed disclosure reconciling the headline earnings to the earnings applied in the earnings per share calculation.

Specific departures from the old formula are as follows:

- Not all gains or losses on the closure, sale or termination of a business will automatically be excluded from headline earnings.
- A new approach is required for the recognition of a deferred tax asset of the acquiree, following a business combination.
- Additional adjustments for any linked unit (where a share and debenture trade as a linked unit).
- A new specific banking industry rule for remeasurements relating to private equity activities (associates or joint ventures) regarded as operating/trading activities, per the circular.

This circular will broaden the scope of disclosure for the entity and may have an impact on the headline earnings reported by the group, because gains or losses on the sale of the group's fleets, which have been included in our headline earnings per share calculation, may now be specifically excluded. This circular will be applicable for the year ending 30 June 2008.

4. Intangible assets

	Trademarks R'000	Computer software R'000	Goodwill and other R'000	Total R'000
Year ended 25 June 2007				
– Cost	39	24 991	56 898	81 928
– Accumulated impairment and amortisation	19	21 135	227	21 381
	20	3 856	56 671	60 547
Net book value at beginning of year	27	3 003	54 154	57 184
Net disposal of businesses		(74)	1 933	1 859
Additions		4 333		4 333
Disposals		(2 009)		(2 009)
Amortisation	(7)	(1 397)		(1 404)
Currency adjustments			584	584
Net book value at end of year	20	3 856	56 671	60 547
Year ended 25 June 2006				
– Cost	39	11 005	54 381	65 425
– Accumulated impairment and amortisation	12	8 002	227	8 241
	27	3 003	54 154	57 184
Net book value at beginning of year	9	944	3 012	3 965
Additions	20	3 343	50 328	53 691
Amortisation	(2)	(1 284)	(11)	(1 297)
Currency adjustments			825	825
Net book value at end of year	27	3 003	54 154	57 184
Year ended 25 June 2005				
– Cost	19	7 658	3 250	10 927
– Accumulated impairment and amortisation	10	6 714	238	6 962
	9	944	3 012	3 965
Net book value at beginning of year	11	1 027	3 032	4 070
Additions	546	934		1 480
Amortisation	(548)	(1 017)	(20)	(1 585)
Net book value at end of year	9	944	3 012	3 965

A CGU represents the business operation from which goodwill was originally generated. The recoverable amount of a CGU is determined on the value in use.

Value in use

Value in use is calculated using discounted cash flows. Cash flow projections are based on three to five-year budgeted information approved by senior management. Cash flows beyond the initial period are extrapolated using average growth rates. Discount and growth rates are used that are relevant to the particular industry and geographic location in which a CGU operates.

CGU's were tested for impairment and no impairment was required.

5. Property, plant and equipment

	Land, buildings and leasehold improvements R'000	Equipment and furniture R'000	Motor vehicles R'000	Total R'000
Year ended 25 June 2007				
– Cost	141 199	96 478	96 566	334 243
– Accumulated depreciation and impairment	7 596	50 545	35 380	93 521
	133 603	45 933	61 186	240 722
Net book value at beginning of year	125 369	21 845	46 283	193 497
Net acquisition of businesses	(4 201)	1 919	708	(1 574)
Additions	47 317	34 628	41 802	123 747
Disposals	(40 143)	(1 054)	(15 130)	(56 327)
Depreciation	(1 483)	(11 388)	(13 765)	(26 636)
Profit/(Loss) on disposal	5 456	(181)	1 063	6 338
Currency adjustments	1 288	164	225	1 677
Net book value at end of year	133 603	45 933	61 186	240 722
Year ended 25 June 2006				
– Cost	134 562	87 445	76 579	298 586
– Accumulated depreciation and impairment	9 193	65 600	30 296	105 089
	125 369	21 845	46 283	193 497
Net book value at beginning of year	76 824	15 928	21 013	113 765
Net acquisition of businesses	30 671	7 316	12 760	50 747
Additions	18 015	5 949	24 118	48 082
Disposals	(5)	(293)	(5 795)	(6 093)
Depreciation	(1 492)	(6 952)	(7 787)	(16 231)
(Loss)/Profit on disposal	(624)	(322)	1 580	634
Currency adjustments	1 980	219	394	2 593
Net book value at end of year	125 369	21 845	46 283	193 497
Year ended 25 June 2005				
– Cost	85 664	66 734	41 305	193 703
– Accumulated depreciation and impairment	8 840	50 806	20 292	79 938
	76 824	15 928	21 013	113 765
Net book value at beginning of year	60 890	12 843	18 910	92 643
Net acquisition of businesses		1 133	209	1 342
Additions	16 548	8 538	11 473	36 559
Disposals	(34)	(127)	(4 665)	(4 826)
Depreciation	(1 743)	(6 650)	(6 613)	(15 006)
(Loss)/Profit on disposal	(40)	4	1 740	1 704
Currency adjustments	1 203	187	(41)	1 349
Net book value at end of year	76 824	15 928	21 013	113 765

	2007 R'000	2006 R'000	2005 R'000
6. Leasing assets			
Cost	6 803 414	5 422 636	4 222 442
Accumulated depreciation	1 813 638	1 436 675	1 252 065
	4 989 776	3 985 961	2 970 377
Net book value at beginning of year	3 985 961	2 970 377	2 319 357
Net acquisition of businesses		487 829	18 807
Additions and reclassifications	2 615 698	1 786 768	1 573 356
Disposals	(747 929)	(621 087)	(445 255)
Depreciation	(909 601)	(702 107)	(553 588)
Impairment costs	(2 400)		
Profit on disposal	29 100	36 321	40 576
Currency adjustments	18 947	27 860	17 124
Net book value at end of year	4 989 776	3 985 961	2 970 377
7. Deferred taxation			
Movement of deferred tax assets and liabilities			
Balance at beginning of year	223 142	73 028	45 775
Transferred this year	94 626	105 379	61 267
Over provisions in prior years	35 636	2 439	(2 389)
Assessed loss carried forward	(68)	(44 971)	(20 630)
Currency movements	(1 949)	2 169	(9 716)
Arising on acquisitions and disposals	(18 997)	85 098	(1 279)
	332 390	223 142	73 028
Analysis of deferred tax assets and liabilities			
– Provisions	(44 883)	(19 205)	(13 045)
– Property, plant and equipment	6 511	5 276	1 133
– Leasing assets	442 511	342 977	158 425
– Inventories	3 276	(3 785)	(6 558)
– Assessed tax loss	(40 752)	(22 081)	(32 024)
– Other	(34 273)	(80 040)	(34 903)
	332 390	223 142	73 028
Deferred tax comprises			
– Assets	65 218	48 735	20 727
– Liabilities	397 608	271 877	93 755
	332 390	223 142	73 028
8. Other investments and loans			
Listed Investments at market value	24 215	11 556	
Finance lease receivables and other loans	10 937	3 399	7 695
	35 152	14 955	7 695
Maturity analysis of finance lease receivables and loans			
Maturing after one year but within five years	10 937	3 399	7 695
	10 937	3 399	7 695
Effective interest rates			
Finance lease receivables and other loans	5.0% – 14.0%	5.5% – 16.5%	3.3% – 13.5%

	2007 R'000	2006 R'000	2005 R'000

9. Inventories

	2007 R'000	2006 R'000	2005 R'000
New vehicles	525 638	98 251	93 117
Used vehicles	175 327	131 788	167 611
Spares, accessories and finished goods	199 540	54 392	38 009
Petrol and oil	731	50	49
Work in progress	36 507	8 351	10 762
	937 743	292 832	309 548
Inventories carried at net realisable value included above	118 390	107 590	152 334

10. Trade and other receivables

	2007 R'000	2006 R'000	2005 R'000
Trade	848 895	633 129	359 453
Pre-payments and other	97 718	(1 688)	(20 592)
	946 613	631 441	338 861

11. Cash resources

	2007 R'000	2006 R'000	2005 R'000
Cash on hand and at bank	168 605	37 554	13 938
Effective interest rates	3.25% – 8.5%	3.0% – 6.75%	2.0% – 6.3%

12. Group equity funding

	2007 R'000	2006 R'000	2005 R'000
– MCC Contracts	96 890	96 890	
– Mutual Construction Company (Tvl)	48 133	48 133	
– Five Six Seven Glen Austin	10 000	10 000	
– Civil Finance Company	5 957	5 957	
– Explotech Marketing Services	12 135	12 135	
– Saficon Industrial Equipment	29 788	28 338	28 338
– Impact Handling	38 583	36 647	
– Imperial Fleet Services (PVPS)	16 001	16 001	16 001
– Fleet Support Services	700	700	700
– Imperial Fleet Services AA Botswana	5	5	5
– Terex Africa	63 829		
– Orenstein & Koppel	67 993		
– Imperial Specialised Freight Nigeria	931		
	390 945	254 806	45 044

Group equity funding represents the investment in subsidiaries held by Imperial Holdings Limited.

13. Non-distributable reserves

	2007 R'000	2006 R'000	2005 R'000
Foreign currency translation reserve	7 369	2 937	1 628
Hedging reserve	(3 172)		
	4 197	2 937	1 628

	2007 R'000	2006 R'000	2005 R'000

14. Interest bearing borrowings

	2007 R'000	2006 R'000	2005 R'000
Long term			
– Instalment sale creditors	292 410	233 642	
– Unsecured loans	29 000	29 000	29 000
	321 410	262 642	29 000
Short term			
– Call borrowings and bank overdrafts		26 666	36 552
Total borrowings	321 410	289 308	65 552
Less: Current portion of interest bearing borrowings	39 480	130 812	36 552
	281 930	158 496	29 000

Details of long-term borrowers are as follows:

	Interest rate analysis	2007 R'000	2006 R'000	2005 R'000
– Nedbank	Prime less 2.8%	85 726	59 789	
– Stannic	Prime less 2.65%	120 723	22 026	
– Wesbank	Prime less 2.65%	85 380	51 319	
– Zimplats	Prime	581	3 474	
– Imperial Bank	Prime less 2%		97 034	
– Imperial Holdings Limited	10.0% to 13.0%	29 000	29 000	29 000
		321 410	262 642	29 000
Call borrowings	9.6%		26 666	36 552
		321 410	289 308	65 552

Details of security held by borrowers are as follows:

	Type of finance	Security held	Terms of repayment	Book value of security 2007 R'000
– Nedbank	Instalment sale	Earthmoving equipment	Monthly	79 562
– Stannic	Instalment sale	Earthmoving equipment	Monthly	103 874
– WesBank	Instalment sale	Earthmoving equipment	Monthly	99 685
– Zimplats	Instalment sale	Earthmoving equipment	Monthly	581
– Imperial Holdings Limited	Loan	Unsecured	N/a	–

15. Provisions for liabilities and other charges

	Leave pay R'000	Bonuses R'000	Warranty and after sales R'000	Other R'000	Total R'000
Year ended 25 June 2007					
Balance at beginning of year	13 426	15 950	1 422	29 724	60 522
Amounts added	13 346	39 357	5 456	8 834	66 993
Unused amounts reversed	(734)	(757)	(97)	(2 638)	(4 226)
Charged to income	12 612	38 600	5 359	6 196	62 767
Amounts utilised	(4 895)	(21 494)		(1 996)	(28 385)
Acquisition of business	1 845	510	20 696		23 051
Other	264	8	156	(103)	325
Balance at end of year – payable in less than one year	23 252	33 574	27 633	33 821	118 280
Year ended 25 June 2006					
Balance at beginning of year	9 872	10 966	1 122	18 674	40 634
Amounts added	6 613	14 775	343	8 185	29 916
Unused amounts reversed	(450)		(43)	(181)	(674)
Charged to income	6 163	14 775	300	8 004	29 242
Amounts utilised	(4 441)	(13 881)		879	(17 443)
Acquisition of business	1 855	4 196		3 103	9 154
Other	(23)	(106)		(936)	(1 065)
Balance at end of year – payable in less than one year	13 426	15 950	1 422	29 724	60 522
Year ended 25 June 2005					
Balance at beginning of year	8 185	12 326	391	15 348	36 250
Amounts added	2 934	12 165	767	4 069	19 935
Unused amounts reversed	(213)	(2 163)	(36)	(834)	(3 246)
Charged to income	2 721	10 002	731	3 235	16 689
Amounts utilised	(1 828)	(12 205)		(1 987)	(16 020)
Acquisition of business	800	859		523	2 182
Other	(6)	(16)		1 555	1 533
Balance at end of year payable in less than one year	9 872	10 966	1 122	18 674	40 634

	2007 R'000	2006 R'000	2005 R'000
16. Trade and other payables			
Trade	690 927	331 459	244 542
Other payables and accruals	885 535	502 612	248 297
Fair value of derivatives	19 458	10 633	6 568
	1 595 920	844 704	499 407

	2007 R'000	2006 R'000	2005 R'000
17. Revenue			
An analysis of the company's revenue is as follows:			
Sales of goods	1 642 538	700 930	582 906
Rendering of services	3 585 187	2 326 662	1 718 120
	5 227 725	3 027 592	2 301 026
Revenue includes revenue with subsidiaries of Imperial Holdings Limited			
Sales of goods	4 059	16 220	40 004
Rendering of services	20 191	5 373	36 161
	24 250	21 593	76 165
18. Net operating expenses			
Purchase of goods	1 702 825	731 175	683 048
Changes in inventories before net acquisitions of businesses	(280 074)	54 410	(14 860)
Cost of outside services	918 946	324 081	200 761
Staff costs	595 626	362 976	270 869
Impairment costs	2 400		
Other operating income	(87 211)	(84 258)	(100 964)
Other operating costs	614 995	416 506	278 053
	3 467 507	1 804 890	1 316 907
The above costs are arrived at after including:			
Auditors' remuneration			
Audit fees	4 447	3 930	2 114
Other services	303	244	973
	4 750	4 174	3 087
Rental and operating lease charges			
Plant and equipment	557	764	262
Properties	7 170	11 345	10 493
Motor vehicles	1 373	140	3 295
	9 100	12 249	14 050
Consultancy and other technical fees	3 797	1 055	922
Defined contribution retirement plan costs in staff costs	29 457	18 370	15 589
19. Depreciation, amortisation and recoupments			
Intangible assets	1 404	1 297	1 585
Property, plant and equipment	26 636	16 231	15 006
Leasing assets	909 601	702 107	553 588
	937 641	719 635	570 179
Profit on disposal of property, plant and equipment	(6 338)	(634)	(1 704)
Profit on disposal of leasing assets	(29 100)	(36 321)	(40 576)
	902 203	682 680	527 899

	2007 R'000	2006 R'000	2005 R'000

20. Financing

	2007 R'000	2006 R'000	2005 R'000
Interest paid	304 920	209 939	186 754
Fair value gains arising from interest – bearing borrowings and interest – swap instruments	217		
	305 137	209 939	186 754
Finance income	(25 217)	(14 316)	(21 712)
Net finance cost	279 920	195 623	165 042

No finance cost were capitalised during the year.

21. Exceptional items

	2007 R'000	2006 R'000	2005 R'000
Loss on sale of businesses	(9 685)		

22. Income tax expense

Taxation charge

	2007 R'000	2006 R'000	2005 R'000
South African normal taxation			
– Current	53 921	20 134	40 190
– Prior year over provisions	(24 420)	(1 969)	(50)
	29 501	18 165	40 140
– Foreign taxes			
– Current	13 580	10 796	5 757
– Prior year over provisions	(1 445)		
	12 135	10 796	5 757
– Deferred taxation			
– Current year	94 626	105 379	61 267
– Prior year over provisions	35 636	2 439	(2 389)
– Assessed loss current year	(68)	(45 691)	(21 455)
– Assessed loss from prior year		720	825
	130 194	62 847	38 248
Secondary Taxation on Companies	7 016		2 411
	178 846	91 808	86 556
Reconciliation of tax rates:	%	%	%
Profit before taxation – effective rate	32.2	27.1	30.5
Taxation effect of:			
– Disallowable charges	(6.5)	1.8	(1.4)
– Secondary Tax on Companies	1.3		0.8
– Prior year under provision	2.0	0.1	(0.9)
	29.0	29.0	29.0

	2007 R'000	2006 R'000	2005 R'000

23. Notes to the cash flow statement

(a) Cash generated by operations

	2007 R'000	2006 R'000	2005 R'000
Profit before net financing costs	845 296	533 989	449 129
Adjustments for non-cash movements			
– Amortisation of intangible assets, net of recoupments	1 404	1 297	1 585
– Depreciation of property, plant and equipment	26 636	16 231	15 006
– Depreciation of leasing assets, net of recoupments	880 501	665 786	513 012
– Profit on disposal of property, plant and equipment	(6 338)	(634)	(1 704)
– Impairment of assets	2 400		
– Fair value adjustments	2 165	(28 348)	(4 065)
Cash generated by operations before changes in working capital	1 752 064	1 188 321	972 963
Working capital movements			
– Increase in inventories	(280 074)	54 410	(14 860)
– Increase in accounts receivable	(215 368)	(133 311)	7 637
– Increase in accounts payable	430 127	196 083	77 482
	1 686 749	1 305 503	1 043 222

(b) Acquisition of subsidiaries and businesses

	2007 R'000	2006 R'000	2005 R'000
Property, plant and equipment	3 141	50 747	1 342
Leasing assets		487 829	18 807
Other investments and loans		10 282	
Inventories	373 529	33 955	
Accounts receivable	133 570	93 687	2 327
Long-term loans receivable		22 662	
Accounts payable	(393 302)	(125 096)	(5 520)
Provisions	(23 350)	(9 154)	(2 182)
Taxation (owing)/pre-paid	9 949	(582)	(646)
Deferred tax assets/(liabilities)	18 997	(85 098)	1 279
Interest bearing borrowings	(31 935)	(277 551)	(18 956)
Cash and cash equivalents	41 169	62 124	4 177
Goodwill	1 933	50 328	
	133 701	314 133	628
Less: Cash resources acquired	(41 169)	(62 124)	(4 177)
Cash flow on acquisition	92 532	252 009	(3 549)

(c) Proceeds on sale of business

	2007 R'000	2006 R'000	2005 R'000
Property, plant and equipment	4 715		
Other intangibles	74		
Other investments and loans	168		
Inventories	9 749		
Accounts receivable	3 318		
Accounts payable	(15 944)		
Provisions for liabilities and other charges	(299)		
Interest bearing borrowings	(4 081)		
Cash and cash equivalents	786		
Net asset value	(1 514)		
Less: Cash resources disposed	(786)		
Loss on disposal	(9 685)		
Proceeds on disposal	(11 985)		

(d) Cash and cash equivalents

	2007 R'000	2006 R'000	2005 R'000
Cash resources	168 605	37 554	13 938
Short-term loans and overdrafts		(26 666)	(36 552)
	168 605	10 888	(22 614)

	2007 R'000	2006 R'000	2005 R'000

24. Commitments

Capital expenditure commitments to be incurred

	2007 R'000	2006 R'000	2005 R'000
Contracted	851 857	1 166 838	979 855
Authorised by directors but not contracted	472 808	37 565	–
	1 324 665	1 204 403	979 855

The expenditure is substantially for the replacement of leasing assets to be used by the company. Expenditure will be financed from proceeds on disposals and existing facilities.

25. Contingent liabilities

A counterclaim from a customer in an amount of R27 million is being defended by the group.

The group has issued guarantees to suppliers amounting to R295 million.

26. Operating lease receivable

The minimum future lease payments receivable under non-cancellable operating leases are as follows:

	One to five years	Less than one year	2007 R'm	2006 R'm	2005 R'm
– Forklifts	744	383	1 127	1 049	1 025
– Vehicles	3 088	955	4 043	3 005	2 695
	3 832	1 338	5 170	4 054	3 720

27. Financial instruments

Financial risk factors

The group's activities expose it to a variety of financial risks, market risk, including interest rate risk, currency risk and price risk, credit risk and liquidity risk.

Derivative instruments are used by the company for hedging purposes. Such instruments used by the company are forward exchange contracts and fixed interest rate agreements. The company does not speculate in the trading of derivative instruments.

Currency risk

This is the risk of losses arising from the effects of adverse movements in exchange rates on net foreign currency asset or liability positions.

The group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise.

Exchange rate exposures are managed utilising forward exchange contracts and currency options.

The group maintains a fully covered exchange rate position in respect of foreign currency borrowings. Each division manages its own trade exposure. Trade-related import exposures are managed through the use of natural hedges arising from foreign assets as well as forward exchange contracts.

At the year end the settlement dates on open forward contracts ranged up to 12 months. The average exchange rates shown include the cost of forward cover. The amounts represent the net rand equivalents of commitments to purchase and sell foreign currencies, and have all been recorded at fair value.

27. Financial instruments (continued)

The group has entered into certain forward exchange contracts that relate to specific balance sheet items at 25 June 2007 and specific foreign commitments not yet due. The details of these contracts are as follows:

	Foreign amount (million)	Average rate	Contract value R'million	Fair value R'million
Foreign currency - 2007				
Imports				
US Dollars	3	7.22	22	22
Euro	2	9.68	17	17
Pound sterling	1	13.94	2	3
Japanese yen	3 483	16.26	214	205
			255	247
Foreign currency - 2006				
Imports				
US Dollars	3	6.36	21	25
Euro	1	8.34	11	13
Japanese yen	2 562	17.66	145	168
			177	206
Foreign currency - 2005				
Imports				
US Dollars	3	6.65	18	18
Euro	1	8.40	7	7
Japanese yen	1 838	16.54	111	115
			136	140

Interest rate risk

This is the risk that fluctuations in interest rates may adversely impact on the group's earnings, assets, liabilities and capital.

The group is exposed to interest rate risk as it places funds at both fixed and floating rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings.

The group's treasury, having access to local money markets, provides the group with the benefits of bulk financing and depositing. The interest rate profile of total borrowings is reflected in Note 14.

Market risk

This is the risk that changes in the general market conditions may adversely impact the group's earnings, assets, liabilities and capital.

The group is exposed to market risk as it holds equity securities, which are classified as either available for sale or designated as fair value through profit or loss.

Credit risk

This is the risk that an asset in the form of a claim against another party may not result in the other party meeting its commitments in terms of the agreement.

Trade accounts receivable

Trade accounts receivable consist mainly of a large widespread customer base. Divisions monitor the financial position of their customers on an ongoing basis. Where considered appropriate, use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits.

27. Financial instruments (continued)

Provision for doubtful debts

Provision is made for both specific and general bad debts on trade accounts receivable. Management does not consider that there is any material credit risk exposure not already covered by credit guarantee or a bad debt provision.

Cash and cash equivalents.

It is company policy to deposit short-term cash with reputable financial institutions.

Liquidity risk

This is the risk of not being able to generate sufficient cash to meet commitments to borrowers, depositors and other creditors at any point in time.

The company manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

	One to five years R'000	Less than one year R'000	2007 R'000	2006 R'000	2005 R'000
Financial assets					
Other investments and loans		35 152	35 152	14 955	7 695
Trade and other receivables		946 613	946 613	631 441	338 861
Cash and cash equivalents		168 605	168 605	37 554	13 938
Financial liabilities					
Interest bearing liabilities	281 930	39 480	321 410	289 308	65 552
Trade and other payables, provisions for liabilities and other charges		1 714 200	1 714 200	905 226	540 041
Fair value of financial instruments (R'000)					
Financial assets					
Other investments and loans			35 152	14 955	7 695
Trade and other receivables			946 613	631 441	338 861
Cash and cash equivalents			168 605	37 554	13 938
Financial liabilities					
Interest bearing liabilities			321 410	289 308	65 552
Trade and other payables, provisions for liabilities and other charges			1 714 200	905 226	540 041

28. Related party transactions

The Leasing and Capital Equipment division is a division of Imperial Holdings Limited. Subsidiaries, associates, joint ventures, and the group Pension and Provident Funds, of Imperial Holdings are considered to be related parties. During the year the company and subsidiaries of Imperial Holdings Limited, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

(a) Interest of directors in contracts

The directors have confirmed that they were not materially interested in any transaction of any significance with the company or any of Imperial Holdings Limited subsidiaries. Accordingly, a conflict of interest with regard to directors' interest in contracts does not exist.

(b) Shareholders

The group is 100% held by Imperial Holdings Limited.

28. Related party transactions (continued)

(c) Balances between related parties

Outstanding balances with related parties:

	Interest rates	2007 R'000	2006 R'000	2005 R'000
Imperial Capital Limited	11.18%	1 416 397	101 968	
Imperial Group (Proprietary) Limited	9.65%	1 836 747	1 993 157	1 943 608
Imperial Holdings Limited				66 033
Imperial Mobility Finance BV	4.6%	309 598	288 361	
Imperial Logistics International GmbH	4.6%	73 273	96 072	
Associated Motor Holdings (Proprietary) Limited			26 408	
Anvil International Finance Limited			60 458	188 712
Ukhamba Investments Group (Proprietary) Limited	9.65%	30 909	14 596	1 407
		3 666 924	2 581 020	2 199 760
Inter-group borrowings comprises:				
Assets		150 845	177 294	162 302
Liabilities		3 817 769	2 758 314	2 362 062
		3 666 924	2 581 020	2 199 760

Inter-group borrowings are unsecured with no fixed dates of repayment. These borrowings arise out of daily funding requirements. Interest is capitalised monthly.

(d) Key management personnel

Key management personnel are directors and those executives having authority and responsibility for planning, directing and controlling the activities of the company.

The group has many different operations, retail outlets and service centres where the company staff may be transacting. Often these transactions are minor and are difficult to monitor. Key management have to report any transactions with the company in excess of R100 000. The total value of goods and services supplied to key management on an arms length basis amounted to R2 609 000 (2006: R23 019 000) (2005: R818 000).

(e) Directors' remuneration

Director	Salary R'000	Bonus R'000	Retirement and medical contributions	Other benefits	Total 2007 R'000
Executive					
W S Hill	2 323	1 500	392	72	4 287
E Clarke	1 103	1 667	217	175	3 162
	3 426	3 167	609	247	7 449

	Directors' fees R'000	Total 2007 R'000
Non-executive		
V J Mokoena	112	112
M J Croucamp	54	54
	166	166
Total remuneration		7 615

28. Related party transactions (continued)

(f) Share incentive schemes

Director	Options at beginning of year	Options exercised during the year	Options at end of year	Options price	Date granted	Expiry date
W S Hill	25 000		25 000	53.20	30 Jun 2003	29 Jun 2013
	40 000		40 000	62.50	9 Dec 2003	8 Dec 2013
	40 000		40 000	66.50	15 Jan 2004	14 Jun 2014

Options over Imperial shares are granted to executive directors and other senior executives based on criteria considered by the Imperial Remuneration committee to be similar to those used for the annual bonus. The options are allocated in accordance with the rules of the scheme and vest after stipulated periods.

(g) Share appreciation schemes

	Commencement date	Number of shares	Price on commencement date	Expiry date
Directors				
W S Hill	26 Jun 2005	15 000	100.78	Jun 2009
	26 Jun 2007	15 000	150.08	Jun 2011
E Clarke	26 Jun 2005	6 800	100.78	Jun 2009
V J Mokoena	26 Jun 2005	5 000	100.78	Jun 2009
	26 Jun 2007	15 000	150.08	Jun 2011
Managers	26 Jun 2005	59 800	100.78	Jun 2009

Participants in the share appreciation scheme are granted rights to payment in shares of Imperial by a subsidiary of the group. The rights vest after four years, which period may be extended by up to two years if the market value is below the strike price.

The amount of the bonus will be equivalent to the appreciation in the fair market value of an Imperial and Eqstra share on the JSE during the period from the commencement date to the expiry date multiplied by the number of shares. The quantum of the bonus will further be dependant on the performance criteria being met and the bonus must be utilised to acquire Eqstra shares.

(h) Key management personnel remuneration comprises:

	2007 R'000	2006 R'000	2005 R'000
Short-term employee benefits	37 895	31 385	21 963
Long-term employee benefits	1 849	2 189	2 378
Termination benefits	38	26	19
	39 782	33 600	24 360
Number of key management personnel	26	24	17

(i) Directors' interests in securities

Director	Beneficial Direct	Beneficial Indirect	Total 2007
Executive			
W S Hill	150 000		150 000
E Clarke	34 000		34 000
Non-executive			
V J Mokoena	35 000		35 000
	219 000		219 000

28. Related party transactions (continued)

(j) Loans advanced to directors and managers in terms of the share purchase schemes

	Inception date	Interest rate	Loan term	Nature of security	Number of shares	Value of security R'000 2007	Loan Balance R'000 2007
Directors							
W S Hill	15 Dec 2005	11%	10 years	Imperial Holdings shares	75 000	10 613	10 745
	19 Jun 2007	11%	10 years	Imperial Holdings shares	75 000	10 613	11 217
E Clarke	15 Dec 2005	11%	10 years	Imperial Holdings shares	34 000	4 811	4 874
V J Mokoena	15 Dec 2005	11%	10 years	Imperial Holdings shares	25 000	3 538	3 585
	19 Jun 2007	11%	10 years	Imperial Holdings shares	10 000	1 415	1 496
Managers	15 Dec 2005	11%	10 years	Imperial Holdings shares	299 000	42 309	42 818
					518 000	73 299	74 733

The interest bearing share purchase scheme allows participants to purchase shares, at market value, on interest bearing loan accounts. There are no restrictions attached to the vesting or sale of the shares. Interest is payable by participants to the company at a market related, variable rate. Interest is capitalised on the loan and the loan is repayable when a participant disposes of the shares or earlier, at the election of the participant. The rate of interest is determined according to a sliding scale that penalises participants if the shares are sold in the first five years after allocation or in the last three years before the termination of the scheme in year 10.

29. Interest in principal subsidiaries

			Book value of interest			
			Shares at cost		Indebtedness	
Company	Interest owned	Ordinary shares in issue R'000	2007 R'000	2006 R'000	2007 R'000	2006 R'000
MCC Contracts	50.1%	1	96 890	96 890	264 509	154 616
Mutual Construction Company (Tvl)	50.1%	1	48 133	48 133	126 556	26 789
Saficon Industrial Equipment	100.0%	2 394	29 788	28 338	676 229	593 696
Five Six Seven Glen Austin	50.1%	1	10 000	10 000	10 194	9 289
Imperial Fleet Services (PVPS)	100.0%	10	16 001	16 001	37 111	18 915
Amasondo Fleet Services (Management controlled)	49.0%				272 223	238 302
Explotech Marketing Services	50.1%	1	12 135	12 135	(11 226)	135
Impact Handling	100.0%	£1 601	38 583	36 647	402 835	389 671
Terex Africa	100.0%	277	63 829		190 657	
Orenstein & Koppel	100.0%	63 570	67 993		(82 009)	

30. Share of attributable profits/(losses) of subsidiaries

	2007
	R'000
Clarklift (Pty) Ltd	2 681
Saficon Industrial Equipment (Pty) Ltd	47 740
Impact Handling plc	5 340
Amasondo Fleet Services (Pty) Ltd	293
Fleet Support Services (Pty) Ltd	1
Imperial Fleet Services Botswana (Pty) Ltd	(15 670)
Imperial Fleet Services Swaziland (Pty) Ltd	3 118
Imperial Fleet Services Lesotho (Pty) Ltd	454
Imperial Fleet Services (PVPS) (Pty) Ltd	21 513
Imperial Flexifleet (Pty) Ltd	16 639
Omathemba (Pty) Ltd	(662)
Pemberley Fleet Services (Pty) Ltd	2 095
R.T.G Fleet Services (Pty) Ltd	9 165
Imperial Specialised Freight (Nigeria) (Pty) Ltd	(482)
Imperial Fleet Services (East Africa) (Pty) Ltd	(884)
Imperial Fleet Services (Tanzanzia) (Pty) Ltd	(220)
Five Six Seven Glen Austin (Pty) Ltd	512
MCC Contracts (Pty) Ltd	84 045
Mutual Construction Company (Tvl) (Pty) Ltd	7 102
Civil Finance Company (Pty) Ltd	2 490
Explotech Marketing Services (Pty) Ltd	4 949
MCC Mining (Pty) Ltd	(3)
Dorstland Earthmoving (Pty) Ltd	2 429
Terex Africa (Pty) Ltd	1 189
Terex Botswana (Pty) Ltd	2 641
Imperial New Holland Equipment (Pty) Ltd	(7 327)
Leasing and capital equipment divisions of Imperial Group (Pty) Ltd	80 541
	269 689

Independent reporting accountants' report on the historical financial information of the Imperial Leasing and Capital Equipment Division

The Directors
Imperial Investment Holdings (Proprietary) Limited
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview, 2007
South Africa

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE AUDITED HISTORICAL, BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT (COLLECTIVELY REFERRED TO AS "THE HISTORICAL FINANCIAL INFORMATION") OF THE IMPERIAL LEASING AND CAPITAL EQUIPMENT DIVISION

Introduction

At your request and for the purposes of the pre-listing statement to Imperial Holdings Limited shareholders, to be dated on or about 20 March 2008, we present our report on the historical financial information in respect of the unbundling of the Imperial Leasing and Capital Equipment division as set out in Annexure 3 to the pre-listing statement, in compliance with the Listings Requirements of the JSE Limited ("JSE").

Responsibility

The compilation, contents and presentation of the pre-listing statement are the responsibility of the Company's directors. Our responsibility is to express an opinion on the historical financial information included as Annexure 3 to the pre-listing statement.

Scope

We have audited the financial information of the Imperial Leasing and Capital Equipment division for the year ended 25 June 2007 and reviewed the historical financial information for the years ended 25 June 2006 and 25 June 2005.

Basis of opinion

Audit opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the historical financial information relating to the year ended 25 June 2007 is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of the accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Review opinion

We conducted our review in accordance with the International Standard on Review Engagements 2410 applicable to the review of Financial Information. This standard requires that we plan and perform the review to obtain moderate assurance that the historical financial information for the years ended 25 June 2006 and 25 June 2005, presented in terms of International Financial Reporting Standards and IAS 34, is free of material misstatement. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and this provides less assurance than an audit. We have not performed an audit of the abovementioned historical financial information and, accordingly, we do not express an audit opinion thereon.

Audit opinion

In our opinion, the historical financial information of the Imperial Leasing and Capital Equipment division for the year ended 25 June 2007 fairly presents, in all material respects, the financial position at that date, and the results of the operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and the JSE Listings Requirements.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the historical financial information of the Imperial Leasing and Capital Equipment division for the years ended 25 June 2006 and 25 June 2005, are not fairly presented, in all material respects, in accordance with International Financial Reporting Standards, IAS 34 and the JSE Listings Requirements.

CONSENT

We consent to the inclusion of this report, which will form part of the pre-listing statement to shareholders of Imperial Holdings Limited, to be issued on or about 20 March 2008, in the form and context in which it appears.

Yours faithfully

Deloitte & Touche

Per **B W Smith**
Partner

11 March 2008

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, 20 Woodlands Drive
Woodmead
Sandton
2196

Unaudited December 2007 interim financial statements of the Imperial Leasing and Capital Equipment division

Leasing and Capital Equipment division

Balance sheet
at 31 December

	2007 R'000	2006 R'000
ASSETS		
Non-current assets	6 367 990	4 843 930
Intangible assets	60 006	57 231
Property, plant and equipment	277 596	182 812
Leasing assets	5 351 132	4 397 628
Deferred tax assets	70 872	44 469
Other investments and loans	40 411	40 853
Amounts owing by Imperial Holdings' subsidiaries	567 973	120 937
Current assets	2 837 106	1 216 455
Inventories	1 478 061	356 377
Trade and other receivables	1 085 801	696 370
Taxation in advance	118 261	66 442
Cash resources	154 983	97 266
Total assets	**9 205 096**	**6 060 385**
EQUITY AND LIABILITIES		
Capital and reserves		
Group equity funding	390 945	254 806
Non-distributable reserves	4 476	3 034
Distributable reserves	872 206	795 871
Ordinary shareholders' interest	1 267 627	1 053 711
Minority interest	303 008	214 219
Total shareholders' equity	**1 570 635**	**1 267 930**
Non-current liabilities	6 073 334	3 641 954
Interest-bearing borrowings	198 364	144 046
Deferred tax liabilities	427 899	305 505
Amounts owing to Imperial Holdings' subsidiaries	5 447 071	3 192 403
Current liabilities	1 561 127	1 150 501
Trade and other payables	1 204 512	836 533
Provisions for liabilities and other charges	142 622	63 908
Current tax liabilities	127 473	53 048
Current portion of interest bearing borrowings	86 520	197 012
Total liabilities	**7 634 461**	**4 792 455**
Total equity and liabilities	**9 205 096**	**6 060 385**

Leasing and Capital Equipment division

Income statement
For the six months ended 31 December

	2007 R'000	2006 R'000
Revenue	3 314 072	2 134 837
Net operating expenses	(2 168 323)	(1 303 708)
Profit from operations before depreciation and recoupments	1 145 749	831 129
Depreciation, amortisation and recoupments	(510 515)	(416 479)
Operating profit	635 234	414 650
Foreign exchange (losses)/gains	(13 995)	3 241
Fair value gains/(losses) to foreign exchange derivatives	7 356	(10 962)
Profit before financing costs	628 595	406 929
Finance costs including fair value gains and losses	(224 562)	(142 099)
Profit before taxation	404 033	264 830
Income tax expense	119 565	84 044
Profit after taxation	284 468	180 786
Attributable to:		
Equity holders of the division	202 492	138 935
Minority interest	81 976	41 851
Profit after taxation	284 468	180 786

Leasing and Capital Equipment division

Cash flow statement
For the six months ended 31 December

	2007 R'000	2006 R'000
Cash flows from operating activities		
Cash receipts from customers	3 174 883	2 038 905
Cash paid to suppliers and employees	(3 090 007)	(1 352 701)
Cash generated by operations	84 876	686 204
Net financing costs	(224 562)	(142 099)
Income tax paid	(39 014)	(48 124)
	(178 700)	495 981
Cash flows from investing activities		
Purchase of intangible assets	(431)	(277)
Purchase of property, plant and equipment	(59 012)	(27 893)
Purchase of leasing assets	(1 376 376)	(1 148 394)
Proceeds from sale of property, plant and equipment	4 450	32 374
Proceeds from sale of leasing assets	499 285	334 173
Additional investments in and loans to subsidiary and associated companies, net of disposals	(2 470)	–
Purchase of equities and loans advanced	(4 414)	(25 899)
	(938 968)	(835 916)
Cash flows from financing activities		
Dividends paid	(104 156)	(139 327)
Net movement of amounts owing to Imperial Holdings Limited's subsidiaries	1 184 239	508 803
Increase in long-term borrowings	23 963	56 837
	1 104 046	426 313
Net (decrease)/increase in cash and cash equivalents	**(13 622)**	**86 378**
Cash and cash equivalents at beginning of year	**168 605**	**10 888**
Cash and cash equivalents at end of year	**154 983**	**97 266**

Leasing and Capital Equipment division

Statement of changes in equity
For the six months ended 31 December 2007

	Group equity funding R'000	Non distributable reserves R'000	Distributable reserves R'000	Minority interest R'000	Total R'000
Balance at 25 June 2007	**390 945**	**4 197**	**740 409**	**254 493**	**1 390 044**
Net gains arising on translation of foreign companies		(1 579)			(1 579)
Movement in hedge accounting reserve		1 858			1 858
Net gains not recognised in the income statement		279			279
Net attributable profit for the year			202 492	81 976	284 468
Dividends			(70 695)	(33 461)	(104 156)
Balance at 31 December 2007	**390 945**	**4 476**	**872 206**	**303 008**	**1 570 635**

Leasing and Capital Equipment division

Business and Geographical Segmentation
For the six months ended 31 December

	2007 R'000	2006 R'000
BUSINESS SEGMENTS		
Segment revenues		
Passenger and commercial vehicles	998 430	988 634
Industrial equipment	654 966	545 323
Construction and mining	1 657 611	597 436
	3 311 007	2 131 393
Group and eliminations	3 065	3 444
Consolidated revenue	3 314 072	2 134 837
Segment result		
Passenger and commercial vehicles	224 161	194 306
Industrial equipment	102 188	90 908
Construction and mining	315 376	130 234
	641 725	415 448
Group and eliminations	(6 491)	(798)
Consolidated profit before interest	635 234	414 650
Segment assets		
Passenger and commercial vehicles	3 418 144	3 235 727
Industrial equipment	1 680 020	1 504 762
Construction and mining	3 521 419	1 210 481
	8 619 583	5 950 970
Group and eliminations	585 513	109 415
Consolidated total assets	9 205 096	6 060 385
Segment liabilities		
Passenger and commercial vehicles	2 784 255	2 641 835
Industrial equipment	1 428 050	1 313 132
Construction and mining	2 832 787	860 493
	7 045 092	4 815 460
Group and eliminations	589 369	(23 005)
Consolidated total liabilities	7 634 461	4 792 455
Segment capital expenditure		
Passenger and commercial vehicles	675 427	599 417
Industrial equipment	270 804	264 479
Construction and mining	481 407	299 303
	1 427 638	1 163 199
Group and eliminations	8 181	13 365
Gross capital expenditure	1 435 819	1 176 564
Less: proceeds on disposal	(503 735)	(366 547)
Net capital expenditure	932 084	810 017
Segment depreciation and amortisation		
Passenger and commercial vehicles	178 503	218 389
Industrial equipment	139 021	128 049
Construction and mining	192 856	72 163
	510 380	418 601
Group and eliminations	135	(2 122)
Consolidated depreciation and amortisation	510 515	416 479

	2007 R'000	2006 R'000
GEOGRAPHIC SEGMENTS		
Segment revenues		
South Africa	2 938 232	1 868 439
Africa	209 723	111 778
Rest of world	166 117	154 620
	3 314 072	2 134 837
Segment result		
South Africa	580 043	366 933
Africa	38 994	28 740
Rest of world	16 197	18 977
	635 234	414 650
Segment assets		
South Africa	8 306 330	5 164 786
Africa	409 890	403 776
Rest of world	488 876	491 823
	9 205 096	6 060 385
Segment liabilities		
South Africa	6 865 036	4 027 383
Africa	357 588	328 741
Rest of world	411 837	436 331
	7 634 461	4 792 455
Segment capital expenditure		
South Africa	1 320 647	1 039 024
Africa	32 561	31 560
Rest of world	82 611	105 980
Gross capital expenditure	1 435 819	1 176 564
Less: proceeds on disposal	(503 735)	(366 547)
	932 084	810 017
Segment depreciation/(recoupments) and amortisation		
South Africa	475 736	345 936
Africa	(6 431)	30 026
Rest of world	41 210	40 517
	510 515	416 479

Basis of preparation

This information is an extract from the Imperial interim report for the six months ended 31 December 2007 as relates to the Leasing and Capital Equipment division. The information presented is compliant with the requirements of IAS34 other than in respect of the non-disclosure of per share data (such as earnings per share, headline earnings per share, dividends per share, etc) which cannot be computed due to the information pertaining to a division and not an incorporated entity with issued share capital.

The division had no issued share capital and it is therefore not possible to calculate the earnings and headline earnings per share amounts. To the extent that it is possible to complete the information this has been included in the extract.

This extract should be read in conjunction with the audited annual financial statements of Imperial for the year ended 25 June 2007.

Accounting policies

The accounting policies adopted in preparation of this extracted information are consistent with those of the annual financial statements for the year ended 25 June 2007 as relates to the Leasing and Capital Equipment division reflected in Annexure 3.

New acquisitions

No material new acquisitions were made during the reporting period.

Capital commitments and contingent liabilities

	2007 R'm	2006 R'm
Capital commitments	388	811
Contingent liabilities	322	177

Unaudited pro forma financial information

The unaudited *pro forma* financial information is the responsibility of the directors of Eqstra and is prepared for illustrative purposes only. Due to their nature the unaudited *pro forma* financial effects may not fairly represent Eqstra's financial position or results of operations.

This unaudited *pro forma* financial information is presented to reflect the corporate activity pursuant to Eqstra listing and subsequent unbundling from Imperial Limited, being the revised funding, the conversion of loans into share capital, the current share purchase scheme, the impact of the Lereko call option, the "flip-up" of the MCC minorities and the write off of the costs of listing to share premium. The unaudited *pro forma* financial information for the six months ended 31 December 2007 is set out below.

PRO FORMA BALANCE SHEET
at 31 December 2007

The *pro forma* balance sheet has been prepared on the assumption that the corporate activity as defined had been implemented on 31 December 2007.

	Imperial Investment Holdings Limited R'000	Leasing and capital equipment division R'000	Subsidiaries not acquired R'000	Additional funding R'000	Share incentive R'000	Lereko call option R'000	Repayment of inter-group debt R'000	Sub-total R'000	Unbundling journals R'000	Eqstra Holdings Limited R'000
Notes	1	2	3	4	5	6	7	8	9	10 = 1 + 8 + 9
ASSETS										
Non-current assets	79	6 367 990	(58 109)		72 150	117 261	(536 199)	5 963 093	(33 490)	5 929 682
Intangible assets		60 006						60 006	(33 490)	26 516
Investments in associates and joint ventures										
Property, plant and equipment		277 596	(36)					277 560		277 560
Leasing assets		5 351 132						5 351 132		5 351 132
Deferred tax assets		70 872	(26 220)					44 652		44 652
Other investments and loans		40 411			72 150	117 261		229 822		229 822
Amounts owing by Imperial Holdings' subsidiaries	79	567 973	(31 853)				(536 199)	(79)		
Current assets		2 837 106	(125 749)					2 711 357		2 711 357
Inventories		1 478 061						1 478 061		1 478 061
Trade and other receivables		1 085 801	(124 969)					960 832		960 832
Taxation in advance		118 261	(8)					118 253		118 253
Cash resources		154 983	(772)					154 211		154 211
Total assets	79	9 205 096	(183 858)	–	72 150	117 261	(536 199)	8 674 450	(33 490)	8 641 039

Columns 11 to 14 are continued on page 84.

PRO FORMA BALANCE SHEET (Continued)
at 31 December 2007

	Imperial Investment Holdings Limited R'000	Leasing and capital equipment division R'000	Subsidiaries not acquired R'000	Additional funding R'000	Share incentive R'000	Lereko call option R'000	Repayment of inter-group debt R'000	Sub-total R'000	Unbundling journals R'000	Eqstra Holdings Limited R'000
Notes	1	2	3	4	5	6	7	8	9	10 = 1 + 8 + 9
EQUITY AND LIABILITIES										
Capital and reserves										
Share capital and premium				400 000				400 000	828 499	1 228 499
Group equity funding		390 945						390 945	(390 945)	
Non-distributable reserves		4 476						4 476		4 476
Distributable reserves	79	872 206	(73 808)			117 261		915 659	(471 044)	444 694
Ordinary shareholders' interest	79	1 267 627	(73 808)	400 000		117 261		1 711 080	(33 490)	1 677 669
Minority interest		303 008	(14 700)					288 308		288 308
Total shareholders' equity	79	1 570 635	(88 508)	400 000		117 261		1 999 388	(33 490)	1 965 977
Non-current liabilities		6 073 334	(57 497)	(400 000)	72 150		(1 469 717)	4 218 270		4 218 270
Interest bearing borrowings		198 364		(400 000)			4 001 636	3 800 000		3 800 000
Deferred tax liabilities		427 899	(9 629)					418 270		418 270
Amounts owing to Imperial Holdings' subsidiaries		5 447 071	(47 868)		72 150		(5 471 353)			
Current liabilities		1 561 127	(37 853)				933 518	2 456 792		2 456 792
Trade and other payables		1 204 512	(34 737)					1 169 775		1 169 775
Provisions for liabilities and other charges		142 622	585					143 207		143 207
Current tax liabilities		127 473	(3 701)					123 772		123 772
Current portion of interest bearing borrowings		86 520					933 518	1 020 038		1 020 038
Total liabilities		7 634 461	(95 350)	(400 000)	72 150		(536 199)	6 675 062		6 675 062
Total equity and liabilities	79	9 205 096	(183 858)	–	72 150	117 261	(536 199)	8 674 450	(33 490)	8 641 039
Issued ordinary shares and "B" deferred ordinary shares ('000)		226 646								226 646
Net asset value per share (cents)		559.3								740.2
Net tangible asset per share (cents)		532.8								728.5

Columns 11 to 14 are continued on page 84.

PRO FORMA BALANCE SHEET (Continued)
at 31 December 2007

	Notes	Eqstra Holdings Limited R'000 10 = 1 + 8 + 9	Repricing debt R'000 11	MCC minority R'000 12	Listing costs R'000 13	Adjusted *PRO FORMA* R'000 14 = 10 to 13
Assets						
Non-current assets		5 929 682				5 929 682
Intangible assets		26 516				26 516
Investments in associates and joint ventures						
Property, plant and equipment		277 560				277 560
Leasing assets		5 351 132				5 351 132
Deferred tax assets		44 652				44 652
Other investments and loans		229 822				229 822
Amounts owing by Imperial Holdings' subsidiaries						
Current assets		2 711 357				2 711 357
Inventories		1 478 061				1 478 061
Trade and other receivables		960 832				960 832
Taxation in advance		118 253				118 253
Cash resources		154 211				154 211
Total assets		8 641 039	–	–	–	8 641 039
Equity and liabilities						
Capital and reserves						
Share capital and premium		1 228 499		276 591	(18 227)	1 486 863
Holding company funding						
Non-distributable reserves		4 476				4 476
Distributable reserves		444 694				444 694
Ordinary shareholders' interest		1 677 669		276 591	(18 227)	1 936 033
Minority interest		288 308		(276 591)		11 717
Total shareholders' equity		1 965 977			(18 227)	1 947 750
Non-current liabilities		4 218 270				4 218 270
Interest bearing borrowings		3 800 000				3 800 000
Deferred tax liabilities		418 270				418 270
Amounts owing to Imperial Holdings' subsidiaries						
Current liabilities		2 456 792			18 227	2 475 019
Trade and other payables		1 169 775				1 169 775
Provisions for liabilities and other charges		143 207			18 227	161 434
Current tax liabilities		123 772				123 772
Current portion of interest bearing borrowings		1 020 038				1 020 038
Total liabilities		6 675 062			18 227	6 693 289
Total equity and liabilities		8 641 039	–	–	–	8 641 039
Issued ordinary shares and "B" deferred ordinary shares ('000)		226 646		46 260		272 906
Net asset value per share (cents)		740.2				709.4
Net tangible asset per share (cents)		728.5				699.7

PRO FORMA INCOME STATEMENT
For the six months ended 31 December 2007

The *pro forma* income statement has been prepared on the assumption that the corporate activity as defined had been implemented on 26 June 2007.

	Imperial Investment Holdings Limited R'000	Leasing and capital equipment division R'000	Subsidiaries not acquired R'000	Additional funding R'000	Share incentive R'000	Lereko call option R'000	Repayment of inter-group debt R'000	Sub-total R'000	Unbundling journals R'000	Eqstra Holdings Limited R'000
Notes	1	2	3	4	5	6	7	8	9	10 = 1 + 7 + 8
Revenue		3 314 072						3 314 072		3 314 072
Net operating expenses		(2 168 323)						(2 168 323)		(2 168 323)
Profit from operations before depreciation and recoupments		1 145 749						1 145 749		1 145 749
Depreciation, amortisation and recoupments		(510 515)						(510 515)		(510 515)
Operating profit		635 234						635 234		635 234
Foreign exchange losses		(13 995)						(13 995)		(13 995)
Fair value gains to foreign exchange derivatives		7 356						7 356		7 356
Fair value loss on other financial instruments						(16 600)		(16 600)		(16 600)
Profit before financing costs		628 595				(16 600)		611 995		611 995
Finance costs including fair value gains and losses		(224 562)		20 995				(203 567)		(203 567)
Profit before taxation		404 033		20 995		(16 600)		408 428		408 428
Income tax expense		119 565		6 089				125 654		125 654
Profit after taxation		284 468		14 906		(16 600)		282 774		282 774
Attributable to:										
Eqstra shareholders		202 492		14 906		(16 600)		200 798		200 798
Minority shareholders		81 976						81 976		81 976
		284 468	–	14 906	–	(16 600)	–	282 774	–	282 774
Issued ordinary shares ('000)		212 130								212 130
Basic earnings per share (cents)		95.5								94.7
Headline earnings per share (cents)		80.1								79.3

Columns 11 to 14 are continued on page 86.

PRO FORMA INCOME STATEMENT (Continued)
For the six months ended 31 December 2007

	Eqstra Holdings Limited R'000	Repricing debt R'000	MCC minority R'000	Listing costs R'000	Adjusted *PRO FORMA* R'000
Notes	10 = 1 + 7 + 8	11	12	13	14 = 10 to 13
Revenue	3 314 072				3 314 072
Net operating expenses	(2 168 323)				(2 168 323)
Profit from operations before depreciation and recoupments	1 145 749				1 145 749
Depreciation, amortisation and recoupments	(510 515)				(510 515)
Operating profit	635 234				635 234
Foreign exchange losses	(13 995)				(13 995)
Fair value gains to foreign exchange derivatives	7 356				7 356
Fair value loss on other financial instruments	(16 600)				(16 600)
Profit before financing costs	611 995				611 995
Finance costs including fair value gains and losses	(203 567)	(49 013)			(252 580)
Profit before taxation	408 428	(49 013)			359 415
Income tax expense	125 654	(14 214)			111 440
Profit after taxation	282 774	(34 799)	–	–	247 975
Attributable to:					
Eqstra shareholders	200 798	(34 799)	81 848		247 847
Minority shareholders	81 976		(81 848)		128
	282 774	(34 799)	–	–	247 975
Issued ordinary shares ('000)	212 130				258 390
Basic earnings per share (cents)	94.7				95.9
Headline earnings per share (cents)	79.3				83.3

Notes:

1. Annual financial statements of Imperial Investment Holdings (Proprietary) Limited ("Eqstra") at 31 December 2007 which has not changed from the financial year end.
2. The unaudited Imperial Holdings Limited interim financial statements for the six months ended 31 December 2007 as relating to the Leasing and Capital Equipment division. Refer to Annexure 5.
3. Eqstra Holdings Limited is being created by the sale of businesses and shares in private companies owned within the Imperial group. Certain dormant companies and companies that were created (included in the Leasing and Capital Equipment division) for specific transactions are excluded as they have not been transferred and reversed in this column. RTG Fleet Services (Proprietary) Limited which is included in the division will not form part of the unbundling transaction and is therefore excluded.
4. Eqstra anticipates future growth and Imperial has introduced a further R400 million in equity to strengthen Eqstra's balance sheet.
5. Eqstra's portion of the loan to the Imperial Share Purchase Trust has been brought to account. This represents the existing loans to executives for the purchase of shares.
6. Eqstra will be issuing 14 516 617 "B" deferred ordinary shares to Lereko Mobility (Proprietary) Limited in terms of an existing Black Economic Empowerment transaction at a par value of 0.1 cent per share. In return Eqstra has a call option on the converted shares with a value of R117 261 000. As this was acquired as part of the unbundling from Imperial, it is treated as an equity increase.
7. In order to effectively facilitate the listing of the Company, the group has restructured its debt. On unbundling, Eqstra will draw down on its bank funding packages referred to in paragraph 4.1 of this pre-listing statement. This funding will be used to repay the Imperial inter-group debt.
8. A sub-total of the Leasing and Capital Equipment division's assets and liabilities that are to be acquired by Eqstra.
9. Additional unbundling journals have been processed which include normal consolidation journal entries to give effect to the creation of consolidated financial statements of Eqstra.
10. Consolidated Eqstra prior to the repricing of debt and the MCC transaction.

11. As mentioned in Note 7 above, Eqstra's inter-company debt will be replaced with bank funding. This funding will attract a higher interest rate than that enjoyed by the Imperial group. The average new rate is Jibar plus approximately 155 basis points.

12. The 49.9% minority shareholders interest in the MCC group of companies is acquired by Eqstra for the issue of shares in Eqstra as of the listing date. The total value of the minority interest acquired amounts to R1 156 500 000 which is to be settled by the issuance of 46 260 000 ordinary shares in Eqstra. In terms of Eqstra's early adoption of the revised IFRS 3, "Business Combinations", accounting standard, goodwill has not been recognised on this related party transaction.

13. The costs associated with the listing, as detailed in this pre-listing statement, will be written off to share premium upon listing as allowed in terms of section 76 of the Companies Act.

14. Represents the Eqstra *pro forma* balance sheet and income statement for the six months ended 31 December 2007.

15. The net asset value per share calculation is based on total assets less total liabilities as reflected on the balance sheet, divided by the total number of shares in issue, excluding "A" deferred ordinary shares that do not rank on liquidation. The value calculated therefore represents the net asset value attributable to ordinary shareholders and "B" deferred ordinary shares.

16. Eqstra will also issue 16 781 968 "A" deferred ordinary shares to Ukhamba Holdings (Proprietary) Limited in terms of the Imperial Holdings Limited Black Economic Empowerment transaction.

17. A tax rate of 29% has been assumed.

18. Notes 1, 2, 4, 5, 6, 11 and 12 will have a continuing effect on the results of Eqstra.

Independent reporting accountants' report on the unaudited *pro forma* financial information

The Directors
Imperial Investment Holdings (Proprietary) Limited
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview, 2007
South Africa

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF EQSTRA HOLDINGS LIMITED (EQSTRA)

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in Annexure 6 to the pre-listing statement to be dated on or about 20 March 2008 issued in connection with the unbundling of the Leasing and Capital Equipment Division of Imperial Holdings Limited that is the subject of the pre-listing statement. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the pre-listing statement and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Imperial Holdings Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the pre-listing statement to shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information issued by The South African Institute of Chartered Accountants.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light the of the accounting policies of Imperial Holdings Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of the pre-listing statement.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Imperial Investment Holdings (Proprietary) Limited and other information from various public, financial and industry sources.

Whilst our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and, accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of Sections 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Consent

We consent to the inclusion of this report, which will form part of the pre-listing statement to shareholders of Imperial Holdings Limited, to be issued on or about 20 March 2008, in the form and context in which it appears.

Deloitte & Touche

Per **B W Smith**
Partner

11 March 2008

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, 20 Woodlands Drive
Woodmead
Sandton
2196

Extracts from the memorandum and articles of association

1. Issue of shares

1.1 Subject to the provisions of the Act and of the memorandum and these Articles, and without prejudice to any right previously conferred on the holder of an issued share, a general meeting, or the directors with the prior approval of a general meeting, may by resolution:

1.1.1 issue any shares (whether with or without any preferred, deferred or other special right or restriction, in regard to dividends, voting, return of capital or otherwise);

1.1.2 issue preference shares which are, or at the option of the Company are liable, to be redeemed,

on such terms and conditions and with such rights and privileges attached thereto as may be determined by that resolution, and may by similar resolution, but subject to the provisions of these Articles, amend or add to such terms and conditions.

1.2 Any original shares for the time being unissued and any new shares from time to time created, shall before issue be offered to the shareholders in proportion, as nearly as the circumstances admit, to the number of the existing shares held by them, unless issued for the acquisition of assets. Subject to the provisions of the Act and the Listings Requirements of the JSE, the shareholders may in general meeting, however, authorise the directors to issue unissued shares and give options to subscribe for unissued shares as the directors in their discretion may think fit.

1.3 Subject to the provisions of the Act, the Company may at any time pay a commission, not exceeding 10%, to any person for subscribing or agreeing to subscribe, whether absolutely or conditionally for any shares or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares.

1.4 Subject to the provisions of the Act, the Company may pay interest on any shares issued for the purpose of raising money to defray the expenses of works or buildings or for the provision of plant and may charge the same to capital as part of the expenses of works or buildings or for the provision of plant.

1.5 Subject to the provisions of section 221 of the Act, the members of the Company in general meeting may authorise the directors, subject to the approval of the JSE, to issue unissued shares and/or give options to subscribe for unissued shares as the directors in their discretion may think fit.

1.6 The Company shall not except only as otherwise provided by these Articles or by the Act or by any order of the court of competent jurisdiction, be bound by or compelled in any way to recognise any equitable, contingent, future, partial or representative interest in any share or any right in or in respect of any share, other than an absolute right to the entirety thereof in the registered holder and such other rights, in case of transmission thereof, as contemplated in 99 below.

2. Conversion of shares in to stock

2.1 The Company in general meeting may by special resolution convert any shares into stock and may re-convert any stock into any number of paid-up shares.

2.2 When any shares have been converted into stock, the holders of such stock may transfer their respective interests in such manner as the Company in general meeting shall direct, but in default of any such direction then in the same manner, and subject to the same Articles as the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances permit. But the directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum, shall not exceed the nominal amount, in the case of shares of par value, or the issue price in the case of shares of no par value, of the shares from which the stock arose, and direct that fractions of such minimum shall not be dealt with, but with power, nevertheless, at their discretion, to waive such rules in any particular cases.

2.3 The stock shall confer on the holders respectively the same privileges and advantages as regards participation in profits and voting at meetings of the Company, and for other purposes, as would have been conferred by shares of equal amount, but so that none of such privileges or advantages, except the participation in the profits of the Company, shall be conferred by such proportionate part of stock as would not, if existing in shares, have conferred such privileges and advantages and save as aforesaid all the provisions herein contained shall, so far as circumstances permit, apply to stock as well as to shares. No such conversion shall affect or prejudice any preference or other special privilege.

2.4 Such of the Articles of the Company as are applicable to shares (other than those relating to share warrants) shall apply to stock.

3. Certificates

3.1 A certificate contemplated in Section 94 of the Act specifying any shares or stock of the Company held by a member shall be *prima facie* evidence of the title of the member to such shares or stock.

3.2 Subject to the provisions of the Act, certificates shall be issued under the authority of the directors gratis in such manner and form as the directors may determine from time to time, provided that if any certificate is defaced, lost or destroyed, it may be replaced on payment of such fee and stamp duty payable thereon, if any, and on such terms as the directors may determine. In case of loss or destruction, the member to whom the new certificate is given shall repay to the Company all expenses incidental to the investigation by the Company of the evidence of such loss or destruction and to such indemnity.

3.3 All signatures on share certificates shall be affixed to or placed on the share certificate by autographic, mechanical or electronic means unless the directors by resolution determine that signatures generally or in any particular case or cases shall be affixed to such certificates by mechanical means in such manner as the auditors of the Company have approved in writing.

3.4 Each member shall be entitled subject to 3.63.6 and 4.1.34.1.3 of these Articles to 1 (one) certificate for all the shares registered in his name or to several certificates each for a part of such shares provided that in the case of a share held jointly by several persons, the Company shall not be bound to issue more than 1 (one) certificate therefore and delivery of a certificate for a share to 1 (one) of several joint holders shall be sufficient delivery to all.

3.5 Every certificate of shares shall specify the number as well as the type and description of shares in respect of which it is issued, and in the case of a share having a par value, the nominal value of such share, and if the shares of the class concerned are numbered then also the distinctive numbers of the shares in respect of which it is issued, but if the shares of any class are not numbered, the relative share certificates shall be numbered in numerical progression and each be distinguished by its appropriate number and by such endorsement as is required under section 95(2) of the Act.

3.6 Insofar as possible, certificates of shares shall be issued for numbers of shares which are in multiples of 100 (one hundred) and for the greatest number of shares which is possible in each instance.

4. Joint holders of shares

4.1 Where two or more persons are registered as the holders of any share they shall be deemed to hold that share jointly; and

4.1.1 notwithstanding anything to the contrary in these Articles, on the death, sequestration, liquidation or legal disability of any one of such joint holders the remaining joint holders may be recognised, at the discretion of the directors, as the only persons having title to such share. Nothing contained herein shall release the estate of the deceased, insolvent, insane or prodigal joint holder from any liability which may arise in respect of any share jointly held by him;

4.1.2 any one of such joint holders may give effectual receipts for any dividends, bonuses or returns of capital or other accruals payable to such joint holders;

4.1.3 only the joint holder whose name stands first in the register shall be entitled to delivery of the certificate relating to that share, or to receive notices from the Company (any notice given to such joint holder shall be deemed to be notice to all the joint holders);

4.1.4 any one of the joint holders of any share conferring a right to vote may vote either personally or by proxy at any meeting in respect of such share as if he were solely entitled thereto, and if more than one of such joint holders is present at any meeting, either personally or by proxy, the joint holder who tenders a vote and whose name stands in the register before the other joint holders who are present in person or by proxy shall be entitled to vote in respect of that share.

5. Share warrants

5.1 Subject to the provisions of the Act and of any laws or statutory regulations or the legitimate requirements of any statutory body in force from time to time relating thereto, the Company and accordingly the directors and, if so authorised a local committee, may in their discretion, with respect to any share, on application in writing signed by the person registered as holder of the share, and authenticated by such evidence as the directors or local committee may from time to time require as to the identity of the persons signing the request, and on receiving the certificate relating to such share and the stamp duty (if any) payable on the issue of the warrant and such sum as the directors or the local committee may from to time require, issue a warrant (hereinafter called the "share warranty") duly stamped, if stamp duty is payable, stating that the bearer of the warrant is entitled to the share therein specified and may provide by coupons or otherwise for the payment of future dividends on the share included in such share warrant.

5.2 A share warrant shall entitle the bearer to the share therein specified, and such share shall be transferable merely by the delivery of the share warrant. The provisions of Article 1010 in respect of transfer of shares shall not apply thereto.

5.3 The bearer of the share warrant shall on surrender of the warrant to the Company for cancellation, and on payment of such sums as the directors of the local committee may from time to time prescribe, be entitled to have his name entered as a member in the register in respect of the share included in the warrant.

5.4 The bearer of a share warrant may at any time deposit the warrant at the office of the Company, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending and voting and exercising the other privileges of a member at any meeting held after the expiration of 2 (two) clear days from the time of the deposit, as if his name were inserted in the register as the holder of the shares included in the deposited warrant. Not more than 1 (one) person shall be recognised as depositor of the share warrant. The Company shall, on 2 (two) days' written notice, return the deposited share warrant to the depositor.

5.5 Save as herein otherwise expressly provided, no person shall as bearer of a share warrant sign a requisition for calling a meeting of the Company, or attend, or vote, or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices from the Company; but the bearer of a share warrant shall be entitled in all respects to the same privileges and advantages as if he were named in the register as the holder of the share included in the warrant, and he shall be a member of the Company.

5.6 The directors may determine and from time to time vary the form, language and subject to the conditions of 5.15.1 of these Articles, the conditions upon which share warrants shall be issued, and upon which a new share warrant or coupon shall be issued in the place of one defaced or destroyed. No new share warrant shall be issued in place of one lost unless its destruction is proved to the satisfaction of the directors.

6. Uncertificated securities

6.1 Notwithstanding the provisions of Article 33 or any other provision of these Articles, the provisions of Section 91A of the Act, the rules, regulations and requirements of the JSE and the provisions of any other relevant legislation shall apply in respect of uncertificated securities.

7. Loan capital

7.1 The Company shall be entitled to raise loan capital subject to the provisions of Section 166 of the Act and in the case of the issue of commercial paper, subject to the provisions of the commercial paper regulations of the Banks Act, 94 of 1990, by the creation and issue of debentures, both secured and unsecured, but the exercise of such powers shall always be subject to the provisions of Articles 88 and 26 of these Articles.

8. Debentures

8.1 Subject always to the provisions of Article 7.1 and of the Act and in particular and without derogating from the generality of the aforegoing, subject to the provisions of sections 124, 125 and 222 of the Act, debentures may be issued to such persons and on such terms and conditions and with such rights and privileges attached thereto as the directors may determine; provided that where debentures are to be issued which are convertible into ordinary or preference shares, no such debentures may be issued unless, prior to the issue thereof, the holders of shares of the class into which such debentures are convertible, have been invited to take up such debentures on the same terms and conditions as they were otherwise to be issued, or unless the Company in general meeting (having first obtained the approval of the JSE) has sanctioned such issue.

8.2 Subject to any relevant provisions, if any, of the memorandum and these Articles and without prejudice to any special rights previously conferred on the holders of any existing debentures or class of debentures, any debentures may be issued at par or at a discount or at a premium, and with such preferred, deferred or other special rights, or such restrictions, whether in regard to interest voting, redemption, surrender and drawings, or otherwise, as the directors may from to time determine; provided that no special privileges as to attending and voting at a general meeting and the appointment of directors or otherwise, shall be given, save with the sanction of the Company in general meeting.

9. Transmission of shares

9.1 A legal representative (not being one of several joint holders) shall be the only person recognised by the Company as a member or having any title to a share registered in the name of the member whom he represents.

9.2 A legal representative shall be entitled to be registered as a member nominee officii in respect of any share registered in the name of any member whom he represents or to transfer any such share to himself or any other person, provided that:

9.2.1 the directors shall in any of such cases have the same right if any, to decline or suspend registration as they would have had in the case of a transfer of the share by the member in whose name it is registered;

9.2.2 should any legal representative fail to elect either to be registered as a member nominee officii or to transfer any such share to himself or any other person within ninety days after the directors have given him written notice requiring him to do so, the directors shall be entitled to withhold any dividends, bonuses, return of capital or other accruals in respect of such share until compliance with the notice.

9.3 Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the legal incapacity of a member or by any lawful means otherwise than by transfer in accordance with these Articles shall (upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share) be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

10. Transfer of shares

10.1 Every instrument of transfer of a share shall be left at the transfer office of the Company at which it is presented for registration accompanied by the certificate of the shares to be transferred and/or such other evidence as the Company may require to prove the title of the transferor or his right to transfer the shares. Any authority to sign transfer deeds granted by members for the purpose of transferring shares which may be lodged, produced or exhibited with or to the Company at the transfer office shall be deemed to remain in full force, and the Company may allow the same to be Acted upon until written notice of the revocation thereof is lodged at the transfer office. Even after the lodging of such notice, the Company may give effect to any instrument signed under the authority to sign and certified by any officer of the Company as being in order before the giving and lodging of such notice.

10.2 All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Company may decline to register shall (except in the case of fraud) on demand, be returned to the person depositing same.

10.3 If the Company refuses to register a transfer, it shall send notice of such refusal to the transferor and the transferee in terms of the provisions of section 139 of the Act.

10.4 The directors may in their discretion record in the Company's register that any share is held in trust or by a nominee and for whom that share is to be held.

10.5 Subject to the provisions of the Act, the instrument of transfer of a share shall be in the usual form or in such other form as the directors may approve and shall be signed by the transferor and the transferee, and the transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect thereof. The directors may, however, in their discretion, dispense with the signature of the transferee in such cases as they deem fit.

10.6 The directors shall not be at liberty to charge any fee, on the registration of any transfer and/or any letters of administration, probate, certificate of death or marriage, power of attorney or other notice or instrument affecting the title to or the right to transfer any share.

11. Alterations to capital

11.1 The Company may exercise the powers conferred by the Act to:

11.1.1 increase its share capital by new shares of such amount, or increase the number of its shares having no par value, as it thinks expedient;

11.1.2 increase its share capital constituted by shares of no par value by transferring reserves or profits to the stated capital account, with or without a distribution of shares;

11.1.3 consolidate and divide all or any part of its share capital into shares of larger amount than its existing shares or consolidate and reduce the number of the issued no par value shares;

11.1.4 increase the number of its issued no par value shares without an increase of its stated capital;

11.1.5 sub-divide its existing shares (or part thereof) into shares of smaller amount than is fixed by its memorandum;

11.1.6 convert all of its ordinary or preference share capital consisting of shares having a par value into stated capital constituted by shares of no par value, subject to the provisions of the Act;

11.1.7 convert its stated capital constituted either by ordinary or preference shares of no par value into share capital consisting of shares having a par value, subject to the provisions of the Act:

11.1.8 cancel shares which, at the time of the passing of the resolution on that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled or may cancel shares of no par value which have not so been taken or agreed to be taken:

11.1.9 convert any of its shares, whether issued or not, into shares of another class including redeemable preference shares;

11.1.10 reduce its capital, any capital redemption reserve fund, or any share premium account;

11.1.11 convert any of its issued preference shares into preference shares which are, or at the option of the Company are liable, to be redeemed;

11.1.12 convert all or any of its paid up shares into stock and reconvert such stock into paid up shares;

11.1.13 vary, modify or amend any rights attaching to any shares whether issued or not, subject in the case of any shares which have been issued, to any consent or sanction required from the holders of that class of share.

Except as otherwise provided by the conditions of issue or by these Articles, any new share capital shall be considered as part of the original ordinary share capital of the Company and shall be subject to the same provisions with reference to transfer, transmission and otherwise as shares in the original share capital.

12. Acquisition of shares and reduction of share capital

12.1 Acquisition of shares

Notwithstanding anything to the contrary herein contained and subject to:

12.1.1 the Act, as amended generally and specifically by the Companies Amendment Act, No. 37 of 1999;

12.1.2 the Rules and Requirements of the JSE;

12.1.3 any other relevant authority,

the Company may, by special resolution, approve the acquisition by the Company of shares issued by the Company. Such approval may be a general approval or a specific approval for a particular transaction. If such approval is given in the form of a general authority to the directors, it shall only be valid until the next annual general meeting of the Company, but it may be varied or revoked by special resolution by any general meeting of the Company at any time prior to such annual general meeting.

12.2 Reduction of share capital, share premium, stated capital and capital redemption reserve fund

12.2.1 Subject to the Act, and subject to such authorities, consents and requirements as may from time to time be stipulated by law and the Listings Requirements of the JSE, the Company may from time to time reduce its issued share capital, share premium account, stated capital and/or capital redemption reserve fund by the passing of an ordinary resolution.

12.3 Unclaimed amounts

12.3.1 All unclaimed amounts due as a result of a reduction of capital may be invested or otherwise made use of by the directors for the benefit of the Company until claimed, provided that such amounts unclaimed for a period longer than 3 (three) years from the date on which such amounts became payable may be forfeited for the benefit of the Company. In the event of a resolution being passed providing for the Company to be wound up voluntarily, such resolution may provide that any such amounts unclaimed for a period longer than three (3) years from the date on which such amounts become payable may be forfeited for the benefit of the Company.

13. Fractions of shares

13.1 If, on any capitalisation issue or consolidation of shares, members would become entitled to fractions of shares, the members will forfeit the right to receive the fractions of such shares and the Company shall pay an amount equivalent to the aggregation of such fractions to a charitable organisation of its choice.

14. Variation of rights

14.1 Subject to any right or restriction under which shares are held, the rights or restrictions attached to all or any shares of any class may be amended, modified, varied or cancelled by a general meeting, provided that no such amendment, modification, variation or cancellation which directly or indirectly adversely affects those special rights or restrictions shall be effected without:

14.1.1 the written consent or ratification of the holders of at least three-quarters of the shares in question; or

14.1.2 the approval of or ratification by a resolution passed at a separate general meeting of the holders of the shares in question in the same manner, *mutatis mutandis,* as a special resolution, and the provisions of these Articles relating to general meetings shall apply to any such separate general meeting, except that a quorum at any such general meeting shall be 3 (three) persons holding or representing by proxy at least 25% (twenty-five percent) of the issued shares of the class in question, provided that if a quorum is not so present, the meeting shall be adjourned to the fifth business day thereafter and the members present or represented at the meeting to which the adjournment takes place shall constitute a quorum.

14.2 Unless otherwise provided by the terms of issue or by these Articles any right or restriction attached to all or any class of shares shall be deemed not to be directly or indirectly adversely affected by:

14.2.1 the creation or issue of any other shares ranking *pari passu* with (but not in priority to) any such shares already issued by the Company;

14.2.2 the cancellation in terms of the Act of any shares of any class in the capital.

14.3 Nothing in this Article shall be construed as derogating from any power of modification which the Company would have if this Article were omitted.

15. Register of members

15.1 The directors shall cause to be kept and maintained a register at the place and in the manner specified respectively in terms of sections 110 and 105 of the Act, and shall be entitled to cause to be kept a branch register or registers in any foreign country or countries in accordance with the provisions of sections 107 and 108 of the Act, and may, subject to the provisions of the Act, make and vary such regulations as they may think fit with respect to the keeping of any such registers.

15.2 The transfer books and register may, upon notice being given by advertisement in the Gazette in the Republic of South Africa and a newspaper circulating in the district, in which the office of the Company is situate, and in the case of any branch register in the manner required by the Act, be closed during such time as the directors think fit, not exceeding in the whole 60 (sixty) days in each calendar year.

16. Register of debenture holders

16.1 The Company shall keep a proper register of debenture holders at the office in accordance with the provisions of section 128 of the Act and such register shall show the number of debentures which are issued and outstanding and shall specify the names and addresses of the holders of such debentures.

17. Register of pledges, bonds and notarial debentures

17.1 The Company shall further keep a proper register of pledges, cessions, notarial bonds, mortgage bonds and notarial debentures at the office in accordance with the provisions of section 127 of the Act and shall cause to be entered therein all pledges, cessions, notarial bonds, mortgage bonds and notarial debentures affecting any property of the Company in accordance with the provisions of the said section.

18. General meetings

18.1 The Company shall hold its first annual general meeting within 18 (eighteen) months after the date of its incorporation and shall thereafter in each year hold an annual general meeting; provided that not more than 15 (fifteen) months shall elapse between the date of 1 (one) annual general meeting and that of the next and that an annual general meeting shall be held within 6 (six) months after the expiration of the financial year of the Company. The directors may, whenever they think fit, convene a general meeting which is not an annual general meeting and a general meeting shall be convened on requisition of members as provided in section 181 of the Act.

18.2 If, at any time, there shall not be within the Republic of South Africa sufficient directors capable of Acting to form a quorum, any directors or any 2 (two) members of the Company may convene a general meeting in the same manner, as nearly as possible as that in which meetings may be convened by the directors.

18.3 All general meetings (whether annual or otherwise) and all adjourned general meetings and all separate meetings of the holders of any class of shares shall be held at such time and places as is determined if the meetings are convened under sections 179(4), 181, 182 or 183 of the Act.

18.4 An annual general meeting and a meeting called for the passing of a special resolution, shall be called by not less than 21 (twenty-one) clear days notice in writing and any other general meetings shall be called by not less than 14 (fourteen) clear days notice in writing. The notice shall be exclusive of the day for which it is given, and shall specify the place, the day and the hour of the meeting, and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company: Provided that a meeting of the Company shall, notwithstanding the fact that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority holding not less than 95% (ninety-five percent) of the total voting rights of all the members.

18.5 A member shall be entitled to appoint a proxy to attend, speak and vote (whether on a show of hands or on a poll) in his stead at any general meeting in accordance with the Act.

19. Proceedings at general meetings

19.1 The annual general meeting shall deal with and dispose of all matters prescribed by the Act, and may deal with and dispose of such further matters as may be provided for in the Articles, and subject to the provisions of the Act, any matters capable of being dealt with by any other general meeting which is not an annual general meeting.

19.2 Unless a general meeting determines that there shall be a greater quorum, a quorum for a general meeting shall be three members present in person or if the member is a body corporate, represented in person.

19.3 Should a quorum not be present within thirty minutes after the appointed time for a general meeting, the general meeting, if convened by or on the requisition of members, shall be dissolved and in any other case shall stand adjourned to the same day (or if that day be a public holiday, the next business day) in the next week at the same time and place, and a quorum at the resumption of the general meeting shall be the minimum number required by the Act. If at such adjourned meeting a quorum is not present within 30 (thirty) minutes from the time appointed for the meeting, the members present in person or if the member is a body corporate, represented in person, shall be a quorum.

19.4 The chairman or, failing him, a deputy chairman of the directors (or if more than one of them is present and willing to Act, the most senior of them) shall be the chairman of each general meeting provided that if no chairman or deputy chairman is present and willing to Act, the members present shall elect one of the directors, or if no director is present and willing to Act, a member to be chairman of that general meeting.

19.5 The chairman of a general meeting shall, if obliged to do so in terms of the Act, and may, in his discretion in any other circumstances, adjourn that general meeting from time to time.

19.6 When a meeting has been adjourned as aforesaid, the Company shall, upon a date not later than three days after the adjournment publish in a newspaper circulating in the province where the registered office of the Company is situate, a notice stating:

19.6.1 the date, time and place to which the meeting has been adjourned;

19.6.2 the matter before the meeting at the time when it was adjourned; and

19.6.3 the ground for the adjournment.

19.7 No business shall be transacted at the resumption of any adjourned general meeting other than the business left unfinished at the general meeting from which the adjournment took place.

19.8 Subject to any restriction as to voting to which any member or share may be subject, a member who is present in person, by authorised representative or by proxy shall have:

19.8.1 on a show of hands one vote irrespective of the number of shares he holds; and

19.8.2 on a poll one vote for each share of which that member is the registered holder.

19.9 At any general meeting a resolution put to the vote shall be decided by a show of hands unless a poll is demanded (on or before the declaration of the result of a show of hands);

19.9.1 by the chairman of the meeting; or

19.9.2 in accordance with the provisions of the Act.

19.10 On a show of hands at a general meeting a declaration by the chairman as to the end result of the voting on any particular resolution and an entry to that effect in the minutes shall be conclusive proof of that result, without proof of the number or proportions of votes recorded in favour of, against and as abstaining from such resolution.

19.11 If a poll is demanded at a general meeting:

19.11.1 on the election of a chairman or on an adjournment, the poll shall be taken immediately and in such manner as the general meeting determines, and a poll on any other question shall be taken at such time and in such manner as the chairman of the general meeting directs;

19.11.2 the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded;

19.11.3 the demand shall not preclude the general meeting from considering any question other than that on which the poll has been demanded unless the general meeting decides otherwise;

19.11.4 the demand may be withdrawn at any time.

19.12 In the case of equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall not be entitled to a second or casting vote.

19.13 No objection shall be taken to the admission or rejection of any vote except at the general meeting at which the vote in dispute is cast, or, if it is adjourned, at the resumption thereof. The chairman of that general meeting or resumed general meeting shall determine any issue raised by such objection and his determination shall be final and binding.

19.14 A resolution in writing signed by all members entitled to receive notice of and to attend and vote at a general meeting shall be as valid and effective as if it had been passed at a general meeting properly called and held. Any such resolution may consist of several documents, each of which may be signed by one or more members and shall be deemed to have been passed on the date on which it was signed by the last member who signed it, unless a statement to the contrary is made in that resolution.

20. Votes of members

20.1 On a poll taken at a general meeting, a person entitled to more than 1 (one) vote need not, if he votes, use all his votes, or cast all the votes he uses in the same way.

20.2 The persons entitled to attend and vote at general meetings shall be:

20.2.1 the members, subject however to the provisions of these Articles as regards joint holders of shares;

20.2.2 bearers of share warrants to the extent and in the manner and subject to the provisions of 5.45.4 of these Articles;

20.2.3 a person entitled under Article 99 of these Articles to have his name entered in the register;

20.2.4 representatives of the persons referred to in 20.2.120.2.1 and 20.2.320.2.3 above duly appointed in the manner prescribed in Article 20.420.4 of these Articles;

20.2.5 proxies of the persons referred to in 20.2.120.2.1, 20.2.220.2.2, 20.2.320.2.3 and 20.2.420.2.4 above duly appointed in the manner prescribed in Article 20.520.5 of these Articles except that such proxy shall not be entitled to vote on show of hands.

20.3 Every such person referred to in Article 20.220.2 shall also be entitled to speak at such meetings and to demand a poll.

20.4 Any Company or other body corporate holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise such person as it thinks fit to Act as its representative at any general meeting of the Company or at any meeting of holders of any class of shares of the Company, as provided by Section 188 of the Act and such representative shall be entitled to exercise the same powers on behalf of the Company or other body corporate which he represents as that Company or body corporate could exercise if it were an individual member of that Company. The directors may, but shall not be obliged to, require proof to their satisfaction of the appointment or authority of such representative to Act.

20.5 Any person referred to in Articles 20.2.120.2.1, 20.2.220.2.2 and 20.2.320.2.3 of these Articles and not being a Company or body corporate as referred to in the preceding Article 20.420.4, may appoint 1 (one) person, whether a member or not, to Act as his proxy at any meeting of the Company or any adjournment thereof. The appointment of a proxy shall be made by means of a proxy form or by a power of attorney.

21. Proxies and other authorities

21.1 The instrument appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing. A proxy need not be a member of the Company. The holder of a general or special power of attorney, whether he is himself a member or not, given by a shareholder shall be entitled to attend meetings and to vote, if duly authorised under that power to attend and take part in the meetings.

21.2 The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the office not less than 48 (forty-eight) hours (or such lesser period as the directors may unanimously determine in relation to any particular meeting) before the time for holding the meeting (including an adjourned meeting) at which the person named in the instrument proposes to vote, or in the case of a poll, not less than 48 (forty-eight) hours (or such lesser period determined as aforesaid in relation to the particular poll) before the time appointed for the taking of the poll, and in default of complying herewith the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 6 (six) months from the date when it was signed except at an adjourned meeting in cases where the meeting was originally held within 6 (six) months from the said date, unless so specifically stated in the proxy itself.

21.3 Every instrument or proxy, whether for a specified meeting or otherwise, shall be in the form or to the effect following (or as near thereto as circumstances permit) or in such other form as the directors shall, subject to the provisions of section 189 of the Act, from time to time approve:

(Eqstra Holdings Limited)

(hereinafter referred to as "the Company")

I, ... of ....

....

being a member of the Company hereby appoint of or failing him

.... of .... or failing him

.... of ....

as my proxy to vote for me and on my behalf at the annual general meeting or general meeting (as the case may be) of the Company to be held on day of and at any adjournment thereof as follows:

	In favour of	**Against**	**Abstain**
Resolution to			
Resolution to			
Resolution to			

(Indicate instruction to proxy by way of a cross in space provided above.)

Unless otherwise instructed, my proxy may vote as he thinks fit.

SIGNED this .... day of ....

....

SIGNATURE

(**Note:** A member entitled to attend and vote is entitled to appoint a proxy to attend, speak and on a poll vote in his stead, and such proxy need not also be a member of the Company.)

21.4 A vote given by proxy in accordance with the terms of the instrument appointing him shall be valid, notwithstanding the previous death of the principal, or revocation of the authority, or transfer of the share in respect of which the vote is given, unless an intimation in writing of the death, revocation or transfer shall have been received at the office before the meeting.

22. Directors

22.1 Subject to the provisions of the Act unless otherwise determined by a general meeting, the number of directors shall not be less than 4 (four).

22.2 A general meeting of the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, and the appointment of any director so appointed shall cease at the conclusion of the next annual general meeting unless it is confirmed at that annual general meeting.

22.3 The continuing directors may Act notwithstanding any vacancy in their number, but if and for so long as their number is reduced below the minimum number of directors required to Act as such for the time being, the continuing directors may Act only to:

22.3.1 increase the number of directors to the required minimum; or

22.3.2 summon a general meeting for that purpose, provided that if there is no director able or willing to Act then any member may convene a general meeting for that purpose.

22.4 Neither a director nor an alternate director shall be obliged to hold any qualification shares.

22.5 The remuneration of the directors of the Company shall, from time to time, be determined by the remuneration committee of the Company, established by the board of directors of the Company in accordance with corporate governance principles.

22.6 The directors shall be paid travelling and other expenses properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the directors or of committees. Should any directorate required to perform extra services or to go to reside abroad or otherwise shall be specifically occupied about the companies business, then they shall be entitled to receive such remuneration as is determined by a disinterested quorum of directors which may either in addition to or in substitution for any other remuneration.

23. Alternate directors

23.1 Each director may by written notice to the Company:

23.1.1 nominate any one person in the alternative (including any of his co-directors) to be his alternate subject to the approval of the other directors of that alternate, which approval shall not be unreasonably withheld;

23.1.2 at any time terminate such appointment.

23.2 An alternate director shall (except as regards the power to appoint an alternate and remuneration) in all respects be subject to the terms and conditions existing with reference to the other directors of the Company and each alternate director shall:

23.2.1 be entitled to receive notice of all meetings of the directors or any committee of the directors of which his appointer is a member; and

23.2.2 be entitled to attend or Act or vote at any such meeting only if the director to whom he is an alternate is not present, provided that:

- he may attend a meeting of directors at which the director to whom he is an alternative is present if the other directors agree thereto;
- any person attending any meeting of directors as a director in his own right and/or as an alternate for 1 (one) or more directors shall have one vote in respect of each director whom he represents, including himself if he is a director;

23.2.3 be entitled to sign a resolution passed otherwise than at a meeting of directors in terms of these Articles only if the director to whom he is an alternate is then absent from the town in which the office is situate, or is incapacitated;

23.2.4 subject to the aforegoing, generally exercise all the rights and discharge all the functions, powers and duties of the director to whom he is an alternate in the absence or incapacity of that director;

23.2.5 in all respects be subject to the terms and conditions existing with reference to the appointment, rights and duties and the holding of office of the director to whom he is an alternate, but shall not have any claim of any nature whatsoever against the Company for any remuneration of any nature whatsoever.

23.3 The appointment of an alternate director shall terminate:

23.3.1 when the director to whom he is an alternate director:

- ceases to be a director; or
- terminates his appointment;

23.3.2 if the directors reasonably withdraw their approval to his appointment.

23.4 In the event of the disqualification or resignation of any alternate director during the absence or inability to Act of the director whom he represents, the vacancy so arising shall be filled by the chairman of the directors, who shall appoint a person to fill such vacancy subject to the approval of the board of directors.

24. Powers and duties of the directors

24.1 Subject to the limitation imposed by these Articles, the management of the business and the control of the Company shall be vested in the directors who, in addition to and without limitation of the powers expressly conferred upon them by the Act or these Articles, may exercise or delegate to any one or more persons the doing of all such Acts (including the right to subdelegate) as may be exercised or done by the Company and are not in terms of the Act or by these Articles expressly directed or required to be exercised or done by a general meeting, subject, nevertheless, to that management and control:

24.1.1 not being inconsistent with; and

24.1.2 being in compliance with

any resolution passed by a general meeting. No such resolution passed by a general meeting shall invalidate any prior Act of the directors or any delegatee.

24.2 A director may be employed by or hold any office of profit under the Company or under any subsidiary or holding Company in conjunction with the office of director, other than that of auditor of the Company or of any subsidiary Company, and upon such terms as to appointment, remuneration and otherwise as a disinterested quorum of the directors may determine, and any remuneration so paid may be in addition to the remuneration payable in terms of Article

24.3 It is hereby declared pursuant to the provisions of section 228 of the Act that although the directors shall have power to enter into a provisional contract for the sale or alienation of the whole or substantially the whole of the undertaking of the Company, or the whole or the greater part of the assets of the Company, such contracts shall only become binding on the Company in the event of the specific transaction proposed by the directors being authorised or ratified in terms of a resolution passed by a majority of the votes cast at a general meeting convened for that purpose. All the provisions of these Articles as to general meetings shall apply *mutatis mutandis* to meetings convened under this Article for such purpose.

24.4 The directors may give pensions, gratuities and allowances to and make payments for or towards the insurance of any persons who are employees or ex-employees including directors or ex-directors of the Company and the wives, widows, families and dependents of such persons as may establish and maintain any non-contributory pension, provident and benefit funds for the benefit of any such persons and may make contributions to any such funds and pay premiums for the purchase of any such gratuity, pension or allowance or life assurance or other benefit.

25. Managing director

25.1 The directors may from time to time appoint one or more of their body to the office of managing director/chief executive officer of the Company for such term, not exceeding five years at any one time, and subject to the provisions of section 225 of the Act at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as a disinterested quorum of directors may think fit and may revoke such appointment, subject to the terms of any agreement entered into in any particular case. A director so appointed shall not, while holding such office during the period of any such agreement, be subject to retirement by rotation, or be taken into account in determining the rotation of retirement of directors; but his appointment shall terminate if he ceases for any reason to be a director.

25.2 A disinterested quorum of directors may from time to time entrust to and confer upon a managing director or manager, for the time being, such of the powers and authorities vested in them as they may think fit, and may confer such powers and authorities for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions, as they deem expedient, and they may confer such powers and authorities either collaterally or to the exclusion of, or in substitution for, all or any of the powers and authorities of the directors and may from time to time revoke or vary all or any of such powers and authorities.

26. Borrowing powers

26.1 The directors may exercise all the powers of the Company to borrow money and to mortgage or encumber its undertaking, property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured) and other securities (with such special privileges, if any, as to allotment of shares or stock, attending and voting at general meetings, appointment of directors or otherwise as may be sanctioned by a general meeting), whether outright or as security for any debt, liability or obligation of the Company or of any third party but subject to any statutory requirements and the rules and regulations of the JSE as amended from time to time.

26.2 No special privileges as to:

26.2.1 allotment of the shares in the Company; or

26.2.2 the attending and voting at general meetings; or

26.2.3 the appointment of directors

or otherwise, shall be given to the holders of loan stock or debentures of the Company save with the sanction of the Company in general meeting.

27. Disclosure of directors interests

27.1 No director or intending director shall be disqualified by his office from contracting with the Company either as vendor, purchaser, lender, underwriter, guarantor for commission or profit on any shares or securities or liability of the Company or of any Company in which the Company may be interested or in any other manner whatsoever, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall in any way be interested, nor any contract or agreement entered into with any Company or partnership of or in which any directors shall be a member, director or partner or otherwise interested, be or be liable to be invalidated or void by any such reason or by reason of the board of directors of the Company not constituting an independent executive, nor shall any director so contracting or being so interested or acquiring any benefit under any contract or arrangement made or entered into by or on behalf of any person, Company or partnership in relation to the affairs of the Company be liable to account to the Company for any profits or benefits realised by or under such contract or arrangement by reason of such director holding that office or by reason of the fiduciary relationship thereby established and any director or directors so interested or acquiring any such benefits shall be entitled to vote at the meeting of the board of directors or otherwise in relation to such contract as freely as if he or they were not interested and he shall be reckoned for the purpose of constituting a quorum of directors. Nevertheless, any director or directors so interested or acquiring any benefit shall disclose the fact of his possessing any interest, whether as director or member or otherwise, whether or not it appears on the face of the contract or arrangement, in accordance with the provisions of sections 234 and 240 (both inclusive) of the Act. Subject to the provision of section 234(3) of the Act, a general notice in writing given to the directors by a director to the effect that he is a member of a specified Company or firm and is to be regarded as interested in any contract which may, after the date of the notice, be made with that Company or firm, shall be deemed to be a sufficient disclosure in relation to any contract or proposed contract so made or to be made.

27.2 Subject to compliance with the provisions of the Act, a director shall not be liable (in the absence of any agreement to the contrary) to account to the Company for any profit or other benefit arising out of any contract entered into by the Company in which he is directly or indirectly interested.

27.3 A director shall, if he has, in accordance with the Act, disclosed his interest (if it is material) in the relevant contract or arrangement:

27.3.1 be counted in a quorum for the purpose of a meeting of directors at which he is present to consider any matter; and

27.3.2 be entitled to vote in regard to any matter,

relating to any existing or proposed contract or arrangement in which he is interested, other than a contract or arrangement regulating his holding of any office or place of profit under the Company or a subsidiary of the Company.

28. Disqualification of directors

28.1 A director shall cease to hold office as such if he:

28.1.1 is prohibited from being or is removed as or is disqualified from Acting as a director of the Company in terms of the Act;

28.1.2 gives notice to the Company of his resignation as a director with effect from the date of, or such later date as is provided for in, such notice;

28.1.3 absents himself from meetings of directors for 6 (six) consecutive months without the leave of the other directors, and they resolve that his office shall be vacated, provided that this provision shall not apply to a director who is represented by an alternate who does not so absent himself;

28.1.4 is or becomes of unsound mind;

28.1.5 is removed before the expiration of his period of office by a resolution of all his co-directors with effect from the date of, or such later date as is provided for in such resolution;

28.1.6 becomes retired in terms of the provisions contained in Article 3131;

28.1.7 files a petition for the surrender of his estate, or an application for an administration order, or if his estate is sequestrated, or if he commits an Act of insolvency as defined in the insolvency law for the time being in force or if he makes any arrangements or composition with his creditors generally.

29. Proceedings of directors

29.1 The directors may:

29.1.1 meet, adjourn, and otherwise regulate their meetings as they think fit and any director shall be entitled to convene or direct the secretary to convene a meeting of the directors;

28.1.2 determine what notice shall be given of their meeting and the means of giving that notice, provided that any such prior determination may be varied, depending on the circumstances and reasons for the directors' meeting in question.

29.2 Unless otherwise determined by the Company in general meeting, or by a meeting of the directors (at which all the directors are present), the quorum necessary for the transaction of the business of the directors shall be a majority of directors.

29.3 The continuing directors may Act notwithstanding any casual vacancy in their body, so long as there remain 3 (three) directors duly qualified to Act, but if the number falls below 3 (three), the remaining director or directors shall fill up such casual vacancy and except for the purpose of filling such vacancy, the director or directors shall not Act so long as the number is below.

29.4 If there is/are no director or directors able and willing to Act at a meeting of the directors, then any 2 (two) members may summon a general meeting for the purpose of appointing director. A director who is not within the Republic of South Africa shall not be entitled to notice of any such meeting, but notice shall be given to all duly appointed alternate directors who may at the time be within the Republic of South Africa.

29.5 A director unable to attend a director's meeting may authorise any other director to vote for him at that meeting, and in that event the director so authorised shall have a vote for each director by whom he is so authorised in addition to his own vote. If both the directors so authorised and an alternate of the director who granted the authority are present at the meeting, the alternate shall not be entitled to vote on behalf of the absent director. Authority in terms of this Article must be in writing and must be handed to the person presiding at the meeting at which it is to be used.

29.6 Questions arising at any meeting shall be decided by a majority of votes and in the case of an equality of votes or a deadlock at any meeting of directors, the chairman shall not have a second or casting vote.

29.7 The directors may elect a chairman and a deputy chairman of the directors and determine the period not exceeding 1 (one) year for which each is to hold office. If more than one deputy chairman is elected, the directors shall, upon their election, determine the order of their seniority. At any meeting of directors, the chairman of the directors, or if he is not present or willing to Act as such, the most senior deputy chairman present and willing to Act as such, shall Act as chairman. If no chairman or deputy chairman has been elected, or is present within 15 (fifteen) minutes after the time appointed for holding the meeting, the directors present at any directors' meeting shall choose one of their number to be chairman of the meeting.

29.8 A meeting of the directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles or the regulations of the Company for the time being vested in or exercisable by the directors generally.

29.9 Subject to the provisions of the Act, a resolution in writing, including through the medium of telefax, signed by all the directors (or their alternates, if applicable) for the time being who are present at the time when the resolution in question is signed by the first of such directors in the Republic of South Africa and whose number is a majority of the directors for the time being in office and not less than that of a quorum for a meeting of directors, and inserted in the minute book, shall be as valid and effective as if it has been passed at a meeting of directors duly called and constituted. Any such resolution may consist of several documents, each of which may be signed by one or more directors or their alternates, if applicable, including faxed copies. The resolutions shall be deemed to have been passed on the date on which it was signed by the last director who signed it unless a statement to the contrary is made in that resolution.

29.10 Subject to the provisions of the Act, proceedings may be conducted by utilising conference telephone facilities and/or conference video facilities, provided that the quorum is met. A resolution agreed to during the course of such proceedings shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and constituted. The secretary of the Company shall, as soon as is reasonably possible after such meeting by telephone or video conference, as the case may be, has been held, be notified thereof by the relevant parties to the meeting, and the secretary shall prepare a written minute thereof.

30. Executive directors

30.1 The directors may from time to time appoint one or more of the directors as executive directors of the Company, on such terms and conditions, as to remuneration and otherwise as may be determined from time to time by a disinterested quorum of directors, provided that the appointment of any executive director shall, without prejudice to any claim of any nature whatever which any such director may have against the company, cease if for any reason he ceases to be a director.

31. Rotation of directors

31.1 The directors shall retire from office in the following manner:

31.1.1 At each annual general meeting of the Company one-third of the directors (excluding any director(s) referred to in 25 and 30.1) or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the directors shall retire from office;

31.1.2 the directors to retire in terms of 31.1.131.1.1 shall be those who have been longest in office since their last election provided that if more than one of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

31.1.3 a retiring director shall be eligible for re-election, and, if re-elected, shall be deemed not to have vacated his office;

31.1.4 the annual general meeting at which a director retires may elect another person to fill the vacated office, and if it is not so filled the retiring director shall, if he has offered himself for re-election, be deemed to have been re-elected unless the annual general meeting expressly resolves not to fill such vacated office or not to re-elect such retiring director;

31.1.5 no person other than a retiring director shall be eligible for re-election as a director at any annual general meeting unless the directors recommend otherwise, or unless not less than 7 (seven) clear days before the date appointed for the annual general meeting the retiring director or a member who is entitled to attend and vote at such annual general meeting shall have lodged written notice signifying his candidature for the office or the intention of such member to propose him as a director;

31.1.6 the power to elect directors at general meetings other than annual general meetings shall be exercisable only when special notice has been given of the intended resolution exercising such power;

31.1.7 the Company may by ordinary resolution in general meeting from time to time increase or reduce the number of directors and may also determine in what manner or location such increased or reduced number is to go out of office. Whenever such increase is made, the members of the said meeting, or failing them, the directors, may fill the new seats so created.

32. Validity of acts of directors and committees

32.1 As regards all persons dealing in good faith with the Company, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director in terms of these Articles, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment or continuance in office of such directors or persons acting as aforesaid, or that they or any of them were disqualified or had ceased to hold office or were not entitled to vote, be as valid as if every such person had been duly appointed or was qualified or had continued to be a director or was entitled to vote, as the case may be.

Information on directors and past directorships

Directors of Eqstra

Executive directors

Walter Hill
Chief Executive Officer

Years with Imperial	10 years
Age	48
Qualifications	HN Dip (Ind Eng), AEP
Business address	12 Corobrik Road, Meadowdale
Nationality	South African

Walter joined the group in 1998 as Managing Director of Imperial Fleet Services and was appointed to the executive committee of Imperial in November 2002 and the board of Imperial in August 2006. Walter was subsequently appointed as CEO of the division. Walter began his career as a diesel mechanic when he joined Eskom as a pupil engineer. After graduating, he started a diverse management career which included positions such as: Procurement Manager, District Manager, Project Manager, Market Development Manager responsible for Regional electrification (a drive to support the Eskom "Electrification for All" Vision), Engineering Services Manager responsible for general management of the regional Distributor Engineering Services Group consisting of the Procurement, Materials Management, Fleet Management, Properties and Capital Project Management Divisions, Commercial Portfolio Manager responsible for leading the successful initiatives to reduce Working Capital for the ESKOM Group.

In addition to his directorship of the Company, Walter holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
Fleet Support Services (Proprietary) Limited	1988/002580/07	1998	Director		Leasing administration
Imperial Holdings Limited	1946/021048/06	2006	Director		Investment holding company listed on the JSE
Imperial NH Equipment (Proprietary) Limited	1959/001593/07	2006	Director		Distributorship for New Holland construction equipment
Imperial Investment Holdings (Proprietary) Limited	1998/011672/07	2007	Director		Investment holding company
Imperial Capital Limited	2003/008195/06	2007	Director		Asset management
Mutual Construction Company (Transvaal) (Proprietary) Limited	1988/002721/07	2006	Director		Mining and Plant Hire
Imperial Group (Proprietary) Limited	1983/009088/07	2003	Director		Mobility trading company with interests in motor vehicle dealerships, car rental, etc.
Imperial Fleet Services (Proprietary) Limited	1984/007045/07	2003	Director		Leasing and fleet management trading company
RTG Fleet Services (Proprietary) Limited	1999/028163/07	1999	Director		Leasing and fleet management company
Pemberley Fleet Service (Proprietary) Limited	2000/026001/07	2001	Director	2008	Leasing and fleet management company
Amasondo Fleet Services (Proprietary) Limited	2000/015762/07	2000	Director	2007	Leasing and fleet management company
Imperial Fleet Services Lesotho (Proprietary) Limited	99/779	1999	Director		Leasing and fleet management company
Imperial Fleet Services PVPS (Proprietary) Limited	2000/21	2000	Director		Leasing and fleet management company
Omatemba Fleet Services (Proprietary) Limited	2003/331	2003	Director		Leasing and fleet management company
Imperial Fleet Services Botswana (Proprietary) Limited	2001/1350	2001	Director		Leasing and fleet management company

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
Imperial Fleet Services AA Botswana (Proprietary) Limited	2000/1526	2001	Director		Leasing and fleet management company
Imperial Specialised Freight Nigeria Ltd	RC476968	2006	Director		Leasing and fleet management company
Imperial Fleet East Africa Ltd	C.126766	2006	Director		Leasing and fleet management company
Imperial Fleet Services Tanzania Ltd	59253	2007	Director		Leasing and fleet management company
Imperial FlexiFleet (Proprietary) Limited	2003/012069/07	2003	Director		Leasing and fleet management company
Saficon Industrial Equipment (Proprietary) Limited	1970/020074/07	2004	Director		Forklift leasing and distributorship
Impact Handling plc	2550150	2005	Director		Forklift leasing and distributorship
Safe Drive Holdings (Proprietary) Limited	2004/018454/07	2006	Director	2007	Roadworthy and vehicle testing company
Terex Africa (Proprietary) Limited	1974/002797/07	2007	Director		Distributorship for Terex mining and construction equipment
Explotech Marketing Services (Proprietary) Limited	1975/003533/07	2007	Director		Blasting services to opencast mining

Erich Clarke
Chief Financial Officer

Years with Imperial	12 years
Age	43
Qualifications	B Com, CA(SA), CIA
Business address	12 Corobrik Road, Meadowdale
Nationality	South African

Erich joined Imperial in 1996 as Financial Director of Cargo Motors, a franchise dealership group. In 2000, he moved to Imperial's corporate office as Group financial controller responsible for group financial reporting, corporate office accounting and group treasury. In 2004, he was appointed Group Audit and Risk Executive to establish the internal audit and risk management functions. In 2006 with the acquisition of the MCC Group he was appointed as Director: Group Services responsible for finance, procurement, human resources and integration. At the same time he was appointed to the Leasing and Capital Equipment Division's Board and Executive committee. Before Imperial, Erich held financial positions in the Barloworld group. Erich was appointed CFO in 2007.

In addition to his directorship of the Company, Erich holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
Cargo Motors Management Services (Proprietary) Limited	1997/013320/07	1997	Director		Management company
Kagiso Motors Auckland Park (Proprietary) Limited	1975/004395/07	1999	Director		Motor dealership
Mooibult Beleggings (Proprietary) Limited	1960/001763/07	2007	Director		Property holding company
MCC Contracts (Proprietary) Limited	1983/008084/07	2005	Director		Opencast Mining contractor
Mutual Construction Company (Tvl) (Proprietary) Limited	1988/002721/07	2005	Director		Plant hire
Civil Finance (Proprietary) Limited	1998/022854/07	2006	Director		Investment holdings
Explotech Marketing Services (Proprietary) Limited	1975/003533/07	2007	Director		Blasting services to opencast mining
Five Six Seven Glen Austin (Proprietary) Limited	1980/010687/07	2006	Director		Property holding company
Imperial Investment Holdings (Proprietary) Limited	1998/011672/07	2007	Director		Investment holding company
Imperial Fleet Services (Proprietary) Limited	1984/007045/07	2007	Director		Leasing and fleet management trading company
Terex Africa (Proprietary) Limited	1974/002797/07	2007	Director		Distributorship for Terex mining and construction equipment

Executive management

Niall Lynch
Executive director: Strategy and Business Development

Years with Imperial	2 years
Age	32
Qualifications	B Com, MBS
Business address	12 Corobrik Road, Meadowdale
Nationality	South African

Niall joined Imperial in 2006 as the Director of the Fleet Trading division. This business disposes of all passenger and light commercial vehicles at the end of leasing contracts and consists of 12 retail outlets, two wholesale departments and an auction facility. At the same time he was appointed to the Leasing and Capital Equipment Division's Board and Executive committee.

Prior to joining the Leasing and Capital Equipment division of Imperial, Niall was the General Manager of Renault Retail Operations in South Africa, a member of the Executive Committee and was responsible for the management of 15 dealerships nationwide, accounting for 60% of overall retail sales. Niall has prior international experience as a Merger and Acquisitions Analyst at ING Barings, London, UK, and as a Treasury Management Associate at AIB Capital Markets, Dublin, Ireland.

Niall was appointed to his current position in 2007.

Gary Neubert
Managing Director: Imperial Industrial Equipment

Years with Imperial	7 years
Age	42
Qualifications	N.Dip Eng (Mech), MBA
Business address	11 Gross Street, Elandsfontein
Nationality	South African

Gary began his career at Volkswagen S.A. in Uitenhage where he held numerous positions in the Engineering and Marketing Divisions. After eight years with VWSA he joined Barloworld VW/Audi in Cape Town where he was responsible for the Audi Sales and Service Departments before becoming the Branch Assistant General Manager.

In December 2000, he joined Saficon Industrial Equipment as the General Manager – Western Cape with the National responsibility for after sales. In 2003 he was appointed to the SIE Board and in July 2006 he was appointed as CEO. At the same time he was appointed to the Leasing and Capital Equipment Division's Board and Executive committee.

Jacqui Carr
Chief Executive Officer: Passenger and Commercial Vehicles – South Africa

Years with Imperial	19 years
Age	39
Qualifications	Matric
Business address	12 Corobrik Road, Meadowdale
Nationality	South African

Jacqui joined the Imperial Group 19 years ago. She was appointed to the Board of Imperial Fleet Services in 1996 and currently holds the position of CEO – Passenger and Commercial Vehicle Leasing SA. In this position she is accountable for the strategic and operational performance of the South African leasing and fleet management operations of the division consisting of Imperial Fleet Services, Imperial FlexiFleet, Amasondo Fleet Services and Collision Management Services.

Shumani Tshifularo
Managing Director: Passenger and Commercial Vehicles – Rest of Africa

Years with Imperial	2 years
Age	34
Qualifications	B Compt (Hons), CA(SA)
Business address	9 Brewery Road, Isando
Nationality	South African

Shumani is currently the Managing Director of Passenger and Commercial Vehicle Leasing (Rest of Africa). Prior to joining Imperial Leasing and Capital Equipment Division as the Divisional Chief Financial Officer in April 2006, Shumani was Chief Financial Officer of South African Express Airways, with his key responsibility being managing the finance for the company and relationship management with external financiers, with particular focus on optimising structured financing of aircrafts. Earlier in his career, Shumani was employed a Senior Treasury Financial Manager at South African Airways where he was responsible for the reconciliation, preparation and monitoring of all corporate finance budget and accounting and treasury transactions, in compliance with relevant legislation. Shumani held his first graduate position as Audit Manager of Nedcor Group Internal Audit after he has completed his articles at Ernst & Young.

Henk Maree
Chief Operating Officer: Mining and Construction Equipment Distribution

Years with Imperial	2 years
Age	60
Qualifications	Matric
Business address	9 Brewery Road, Isando
Nationality	South African

Upon leaving school Henk joined Shell South Africa as an administrative assistant and over 10 years progressed to Manager; Network Development, where he was responsible for the identification and development of future new service stations, and the redevelopment of existing high potential sites. He then joined Toyota South Africa where he was Vice President; Vehicle Sales and Dealer Network, responsible for the maximisation of passenger and light commercial vehicles, as well as medium and heavy-duty truck sales. After an association of 23 years with Toyota Henk then joined Imperial as CEO for Commercial Vehicle Holdings in 2006, responsible for the planning, importing, distribution, marketing, sales and after sales of a number of American and European heavy duty truck ranges. In September 2007 he transferred to the Leasing and Capital Equipment Division as Chief Operating Officer of Mining and Construction Equipment Distribution.

Michael Barnes
Chief Executive Officer: MCC Group of Companies

Years with Imperial	2 years since acquisition
Age	57
Qualifications	Matric
Business address	60 Rodio Place, Midrand
Nationality	South African

Mike started MCC Plant Hire in 1972 by borrowing R28 000 from his father to buy a grader and front-end loader. MCC Plant Hire has now grown to be the biggest privately owned fleet of graders in the world. In 1986 Mike started a mining contracting company, now the biggest open cast mining contractor in South Africa. Subsequently, MCC bought out the company that supplied the blasting and explosives to MCC. Explotech (MCC's explosive company) is the only privately owned company supplying blasting and explosives. In order to diversify income currencies for the group, MCC tendered for an open cast mining contract in Zimbabwe, contracting to Impala Platinum, and the open cast operations were later expanded in other African countries.

One of the highlights in Mike's career was being nominated as one of the top three "Entrepreneur of the Year in South Africa" in 2003.

Non-Executive directors

Dr Daniel Christiaan Cronje
Chairperson

Date of joining Eqstra	17 March 2008
Age	61
Qualifications	Dr Cronje obtained his BCom, BCom (Hons) and MCom degrees also at Potchefstroom University. He obtained his DCom in 1975
Business address	12 Corobrik Road, Meadowdale
Nationality	South African

Danie began his career in 1969 in the Sanlam investment department and then moved to Trust Merchant Bank investment department. He lectured Money and Banking at Potchefstroom University for several years. Between 1975 and 2007, Dr Cronje held various positions at Volkskas Merchant Bank, the Volkskas Group, including Group Chief Executive of the Volkskas Group. He joined the ABSA group in 1975 and held various executive positions including Group Chief Executive for 4 years prior to his tenure as chairman. He was chairman of ABSA Group Limited for 10 years until his retirement. Dr Danie Cronje was appointed independent, non-executive chairman of Sappi Limited during 2008 and is also a director of Barclays plc, Barclays Bank plc and TSB Sugar.

In addition to his directorship of the Company, Danie holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
ABSA Group	1986/003934/06	1987	Director, CEO and Chairman	2007	Banking
Volkskas Group	1986/003934/06	1988	Director and CEO	1991	Banking
Barclays plc	1026167	2005	Director		Banking
TSB Sugar	1947/026583/06	2007	Director		Agricultural
Sappi Limited	1936/008963/06	2008	Chairman		Paper manufacturing
Sage Group Limited	1970/010541/06	1991	Chairman	2005	Financial services
KWV Holdings	1979/007263/06	1997	Director	2004	Wine making

Marthinus Johannes Croucamp
Independent Non Executive Director

Date of joining Eqstra	17 March 2008
Age	62
Qualifications	IAC, AEP, AMP
Business address	12 Corobrik Road, Meadowdale
Nationality	South African

Martin has spent his entire working career in the Banking sector starting with when he joined Citibank of SA in 1966 progressing to Managing Director of MLS Bank Limited and as such being a member of ABSA's Executive staff as well as the ABSA ERM committee. Martin served as an Exco member for the last 24 years of his career and attended Divisional Board meetings for the last 15 years of which the last seven years were in the capacity of a full executive director. He presently chairs the Imperial Bank Board Risk and Board Remuneration Committees.

He has extensive general business management experience at executive level with particular emphasis on strategy formulation, marketing and administration in the financial services sector.

In addition to his directorship of the Company, Martin holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
MLS Bank Limited	1963/003934/06	1995	Director	2002	Banking
Imperial Bank	1995/012641/06	2003	Director		Banking

Salukazi Dakile-Hlongwane
Independent Non Executive Director

Date of joining Eqstra	17 March 2008
Age	57
Qualifications	Bachelor Degree – Economics and Statistics (National University of Lesotho) Masters Degree – Development Economics (Williams College, Massachusetts, USA)
Business address	Wedgefield Office Park (Phase III) 17 Muswell Road South Bryanston 2021 Johannesburg South Africa
Nationality	South African

Salukazi is the Executive chairman of Nozala Investments, a company she co-founded in 1996. She started her career at the Lesotho National Development Corp in 1977. She then lectured part-time in business economics at the University of Lesotho and worked as senior loans officer at the African Development Bank as principal co-operation officer. She then ventured into the private sector as a senior manager in the structured finance division of FirstCorp Merchant Bank and was assistant GM of the specialised finance division of BoE Merchant Bank. She holds a degree in economics and statistics from the University of Lesotho and a master's degree in development economics from Williams College (US).

In addition to her directorship of the Company, Salukazi holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
Nozala Investments (Proprietary) Limited	1996/004733/07	1996	Director		Investment holdings
Nozala Holdings (Proprietary) Limited	1996/004733/07	1996	Director		Investment holdings
Nozala Capital Management (Proprietary) Limited	1996/004733/07	1996	Director		Director
Nozala Coal (Proprietary) Limited	2004/012963/07	2004	Director		Mining services
Nozala Diamonds (Proprietary) Limited	2004/024645/07	2004	Director		Director
FPT (Fresh Produce Terminal) (Proprietary) Limited	1999/013086/07	2005	Director		Logistics
Mutual Construction Company (Proprietary) Limited	1988/002721/07	2005	Director		Mining services
Afripack (Proprietary) Limited	1933/004294/07	2004	Director		Packaging
Woodlands Dairy (Proprietary) Limited	1988/002068/07	2006	Director		Food services
Tsebo Outsourcing Group (Proprietary) Limited	1999/028018/07	2008	Director		Food services
Gidani (Proprietary) Limited	2005/007741/07	2005	Director		Gaming
Medi Clinic Corporation (Proprietary) Limited	1983/010725/06	2000	Director		Health
MIH Holdings Limited (Proprietary) Limited	1994/009083/07	2006	Director		Communication
Worldwide Capital (Proprietary) Limited	99011666/06	2006	Director		Finance
ABSA Provincial Advisory Board	1986/004794/06	2006	Director		Finance
The Don Group Limited	1994/005155/07	2007	Director		Hotels
Mnet SuperSport	1994/009083/07	2005	Director		Communication
Educor	1999/020356/06	2001	Director	2005	Education
Precrete Nozala	2004/016915/07	2004	Director	2006	Mining services
Eskom Enterprises	1999/002761/07	2003	Director	2004	Energy
Nozala Trust	IT1418/98	1998	Trustee		Development
Izandla (partnership between Nozala Trust and Cape Women's Forum)	2001/028759/08	2001	Trustee		Development

Sankie Dolly Mthembi-Mahanyele
Independent Non Executive Director

Date of joining Eqstra	17 March 2008
Age	56
Qualifications	Dip Ed University of the North
	BA degree from the University of the North
	Radio and Press Journalism Certificate, School of Solidarity
	Diplomacy Certificate British, Belgian and Danish Governments
	Post-Graduate Diploma in Economic Principles (London School of Economics)
	Post-Graduate Diploma in Financial Economics (London School of Economics)
Business address	Suite 1; 3 Melrose Blvd; Melrose Arch; Melrose
Nationality	South African

Sankie has been a deputy Secretary General of the African National Congress ("ANC") since 2002. Prior to her deployment to the organisation's headquarters, Sankie served in government as Housing Minister for eight years. Prior to that Sankie served briefly as Deputy Population Development and Welfare Minister. During her years in exile, Sankie was a Chief ANC representative in Germany, Australia, and Switzerland. This was after she had served as Administrative Secretary for the organisation's mission in Nigeria from 1986 to 1989. Sankie was the first Female Cabinet Minister to act as State President for South Africa. Sankie is the recipient of the Black Business Quarterly (BBQ) award awarded for State Women of the year in 2003.

In addition to her directorship of the Company, Sankie holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
African National Congress		Current	Deputy Secretary General		Political organisation
Government		1995	Minister for Housing	2003	Government
National Assembly		1995	Member of Parliament	1995	Government
African National Congress		1979	Member of the National Executive Committee	1992	Political organisation
African National Congress		1989	Chief Representative of the African National Congress	1993	Political organisation
Voice of Woman		1979	Editor	1981	Political literature
Radio Freedom (ANC)		1977	Radio Journalist		Radio

Anthony John Phillips
Independent Non Executive Director

Date of joining Eqstra	17 March 2008
Age	61
Qualifications	BSc (Eng), University of Natal
Business address	15 Crescent Drive, Westcliff, 2193
Nationality	South African

Tony joined Thos Barlow & Sons Limited 1968. He was a trainee manager and general manager of the Tractor division businesses (Caterpillar) until 1998. Tony was appointed managing director: Barlows Equipment Co 1988, and managing director of Finanzauto SA, Madrid, Spain 1992, He was appointed director of Barlow Limited in 1996, and CEO in 1998. In 2005 Tony was appointed chairman of PPC Limited and retired as CEO, Barlow Limited in 2006.

In addition to his directorship of the Company, Tony holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
Pretoria Portland Cement	1892/000667/06	2004	Chairman	2007	Manufacturing
Finanzauto	7/11/1930H6238F122T217S	1992	Chairman	2007	Distribution
Pretoria Portland Cement	1892/000667/06	1998	Director	2007	Manufacturing
Barloworld Limited	1918/000095/06	1998	Director	2007	Industrial
Barloworld International plc	137393UK	1992	Director	2007	Industrial
World Wide Fund for Nature	003-226 NPO		Director		NGO
Business Leadership South Africa		2004	Director	2007	NGO
NOAH	2002/021668/08	2002	Chairman		NGO
Kwikspace Modular Buildings Limited	1997/008959/06	2007	Director		Building materials and fixtures

Dr Popo Simon Molefe
Non-Executive Director

Date of joining Eqstra	17 March 2008
Age	55
Qualifications	Phd (Hon)
Business address	Metier Office Park 1st Floor 5 Commerce Square 39 Rivonia Road Sandhurst, 2196
Nationality	South African

Popo is head of investment house Lereko, with former environmental affairs and tourism Minister Valli Moosa. Lereko has invested in the Imperial Group and Tedcor, and operates a joint private equity fund with Metier. Molefe started Lereko after a long career as an activist and politician, beginning in black consciousness circles. He was, until the 2004 elections, premier of North West Province. He is also chairman of technology company Xantium, Toronto-listed mining company Anooraq, PetroSA and president of Tedcor. He is chancellor of the University of the North West and a member of ANC's national executive committee.

In addition to his directorship of the Company, Popo holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
Anooraq Resources Corporation	10022-2033	2004	Co-Chairman		Platinum mining
Imperial Holdings Limited	1946/021048/06	2005	Director		Investment holding company
Armscor	1968/008611/06	2004	Chairman		Armament procurement
Tedcor (Pty) Ltd	1997/003845/07	2004	Director		Waste Management Services
CEF (Pty) Ltd	1976/01441/07)	2004	Director		Manufacturing
Mbane Power (Pty) Ltd	2005/014192/07)	2005	Director		Power plants
Motor Industry Ombudsman of South Africa	2002/013126	2006	Director		Ombudsman
Protea Technologies	1981/009419/07	2007	Chairman		Information technology
Imperial Holdings	1946/021048/06	2005	Director		Investment holding company listed on JSE
Simeka Business Solutions Ltd	2003/01258306	2004	Chairman		Information technology
Infrasors Holdings Ltd	2007/022405/04	2007	Chairman		Construction and industrial products manufacturer
PetroSA	1970/008130/07	2004	Chairman		Petroleum
Lereko Metier Capital Growth Fund Managers (Pty) Ltd	2004/033161/07	2004	Director		Investment company
ANC		1994	Chairman		Political organisation
Azapo		1990	Chairman		Political organisation
Lereko Investments (Pty) Ltd	2004/013452/07	2005	Director/ Shareholder		Investment holding company
Lereko Mobility (Pty) Ltd	2004/034154/07	2005	Director		Investment holding company

Veli Joseph Mokoena
Non-Executive Director

Date of joining Eqstra	17 March 2008
Age	48
Qualifications	BA, PDM, Finance and Accounting, Executive Development Program (NY)
Business address	138 Boeing Road East Bedfordview, 2008
Nationality	South African

Veli is the CEO of Ukhamba Holdings which is an investment company with estimated assets of R4 billion. Other duties include Chairman of the Ukhamba Trust, Administrator of the Thabang Education Trust and the Imperial & Ukhamba Community Development Trust. Prior to his role as Executive Director for Imperial Fleet Services, Government Business division, Veli worked for Eskom, Stannic and NedPerm Bank Division.

In addition to his directorship of the Company, Veli holds or has held the following directorships or has been a partner in the following partnerships within the five years prior to the last practicable date:

Name of company	Registration number	Appointment	Designation	Resignation date	Nature of business
Imperial Holdings Limited	1946/021048/06	2004	Director		Mobility
DAWN Limited	1984/00265/06	2005	Director		Building and construction
RTG (Proprietary) Limited	1997/028163/07	2000	Director		Leasing
Amasondo Fleet Services (Proprietary) Limited	2000/015762/07	2001	Director		Leasing
Ikaheng Human Resources (Proprietary) Limited.	1998/012461/07	2000	Director		HR Services and training
Seekers Lesedi Travel (Proprietary) Limited	1998/012080/07	2003	Director		Travel and tourism
Imperial Car Rental (Proprietary) Limited	1939/013135/07	2005	Director		Travel and tourism
Executive Carport (Proprietary) Limited	1998/021880/07	2003	Director		Motor support services
Fuelogic (Proprietary) Limited	2000/024296/07	2002	Director		Logistics
Accordian Investments (Proprietary) Limited trading as TATA Motors SA	2003/027086/07	2005	Director		Motor/Mobility
Boundless Trade (Proprietary) Limited, trading as Citroen SA	2000/025968/07	2004	Director		Motor/Mobility
Giuricich Brothers Construction (Proprietary) Limited	2001/026242/07	2005	Chairman		Building and construction
Ukhamba Auto BMW (Proprietary) Limited	2003/012105/07	2005	Chairman		Motor/Mobility
Proteam Panelbeaters (Proprietary) Limited	2004/024298/07	2006	Chairman		Motor support services
Ukhamba Green Services (Proprietary) Limited	2003/002338/07	2006	Chairman		Building and construction
Pandae Storage Systems (Proprietary) Limited	2004/024298/07	2006	Chairman		Building and construction
Mi-nett Data Systems (Proprietary) Limited	2003/020339/07	2007	Chairman		Motor support services
Cedar Employee Benefits and Consultants (Proprietary) Limited	2006/016158/07	2007	Director		Financial services
Via Capital (Proprietary) Limited	2004/022905/07	2007	Director		Financial services
Probe Corporation (Proprietary) Limited	1986/002252/07	2006	Director		Motor support services
Imperial Reinsurance Company Limited	1957/001130/06	2006	Director	2007	Insurance and financial services
Tran-Send Container Logistics (Proprietary) Limited	2005/025785/07	2007	Director		Logistics

Directors' emoluments

The remuneration and fees received by the directors during the 2007 financial year are set out below together with share options granted to, and gains made by, executive directors during the 2007 financial year:

2007	Salary R'000	Bonus* R'000	Retirement and medical contributions R'000	Other benefits R'000	Director's Fees R'000	Total 2007 R'000	Share options ceded R'000	Share options exercised R'000
Executive directors								
W S Hill	2 323	1 500	392	72		**4 287**		
E Clarke	1 103	1 667	217	175		**3 162**		
Non-executive directors**								
V J Mokoena					112	**112**		
M J Croucamp					54	**54**		
Total directors' remuneration	**3 426**	**3 167**	**609**	**247**	**166**	**7 615**		

* The bonus is an estimate for the year pending finalisation of the Imperial Limited Group audited accounts.

**Non-executive directors have only recently been appointed and therefore did not receive any remuneration.

Notes:

Directors' fees due to shareholder nominees on the Eqstra Board are paid to the employer organisation and not to the nominees.

- Bonuses are reported to match the amount payable to the applicable financial year.
- No management, consultant, technical, or other fees are paid for services rendered to either executive or non-executive directors, directly or indirectly.
- No sums are paid by way of an expense allowance to executive or non-executive directors.
- No other material benefits were received by executive or non-executive directors from the Company, other than disclosed in this annexure.
- No commission, gain or profit sharing arrangements are paid to executive and non-executive directors, other than those disclosed in this annexure.
- No fees were paid or accrued as payable to a third party *in lieu* of directors' fees.
- The directors' emoluments disclosed in this annexure are all emoluments paid by Eqstra and no Eqstra executive or non-executive directors' emoluments were received from the following entities in respect of their duties as Eqstra directors:
  - (i) Eqstra' subsidiaries and fellow subsidiaries;
  - (ii) associates of (i) above;
  - (iii) joint ventures of Eqstra or of (i) to (ii) above; and
  - (iv) entities that provide management or advisory services to Eqstra or any of (i) to (iii) above.

Details of Eqstra share incentive schemes

Introduction

In line with global best practice and emerging South African practice, the Company has adopted three share incentive plans, namely a Share Appreciation Right Scheme, a Conditional Share Plan and a Deferred Bonus Plan. The share incentive plans are in line with practice in FTSE 100 and FTSE 250 companies in the UK and with several recently adopted schemes for large JSE listed or dual listed companies.

The Share Appreciation Right Scheme, Conditional Share Plan and Deferred Bonus Plan includes participation by executive directors and selected employees of Eqstra. The purpose of the share incentive plans is to recognise contributions made by selected Employees and to provide for an incentive for their continuing relationship with Eqstra, by providing them with the opportunity of receiving Shares in the Company, thereby providing Participants with an incentive to advance Eqstra's interests and to ensure that Eqstra attracts and retains the core competencies required for formulating and implementing Eqstra's business strategies.

The primary intent of the Company is to purchase Shares in the market to settle the benefits of the share incentive plans and the plans will thus not be dilutive. The Company, as a fall back provision only, retains the right to issue new Shares at its election in order to mitigate the risk of a spike in the share price, which could expose the Company to liquidity risk. In any case, the Company will be limited to issuing no more than [10% (ten percent)] of the number of issued ordinary shares at any one time, which at the listing date equates to 25.8 million shares in settlement of the share incentive plans. Notwithstanding the aforegoing, the Employer Companies may, on instruction of the Directors and as a fallback provision only, pay any Participant under the Share Appreciation Right Scheme or Conditional Share Plan an equivalent amount in cash in lieu of any Shares. The Deferred Bonus Plan will always be settled in Shares.

The share incentive plans also support the principle of alignment of management and shareholder interests with Performance Conditions governing the vesting of instruments.

GLOSSARY OF TERMS

The definitions commencing on page 4 of this pre-listing statement are not applicable to Annexure 10. Annexure 10 has its own glossary of terms.

"Allocated"	for purposes of setting the scheme limits, one Share allocated per any one Share Appreciation Right, Conditional Award or Matching Award granted;
"Annual Bonus"	the annual bonus earned in any 1 (one) year in terms of the Company's short-term incentive scheme;
"Board"	the Board of directors for the time being of the Company, or any committee thereof (including the RemCom) to or upon whom the powers of the Board in respect of the SAR, CSP and DBP are delegated or are conferred in terms of the Company's articles of association;
"Bonus Shares"	a number of Shares acquired by a Participant with a portion of the after-tax component of the Participant's Annual Bonus in terms of the DBP;
"Business Day"	any day on which the JSE is open for the transaction of business;
"Company"	Eqstra Holdings Limited (Registration number 1998/011672/06);
"CSP"	Eqstra Conditional Share Plan;
"Date of Grant"	the date with effect from which the RemCom resolves to grant a Share Appreciation Right or Conditional Award to an Employee as is specified in the Letter of Grant;
"Date of Offer"	the date with effect from which the RemCom resolves to grant a Matching Award to an Employee as specified in the Offer to Participate;
"DBP"	the Eqstra Holdings Limited Deferred Bonus Plan;
"DBP Period"	the period starting on the Date of Offer and ending on the Vesting Date as specified in the Offer;

"Employee"	a person eligible for participation in the SAR, CSP or the DBP, namely any senior employee with significant managerial or other responsibility, including any director holding salaried employment or office, of any Employer Company in the Group, as determined from time to time by the Board in its absolute discretion but excluding any non-executive directors;
"Employer Company"	a company in Eqstra which employs an Employee;
"Escrow Agent"	the person or entity appointed by the Board from time to time to hold Bonus Shares in escrow on behalf of Participants;
"Exercise Date"	the date on which a Share Appreciation Right is exercised by a Participant;
"Exercise Price"	the Market Value of a Share on the Business Day immediately preceding the Exercise Date;
"Grant" or "Granted"	the grant to an Employee of a Share Appreciation Right or Conditional Award in terms of the SAR or CSP;
"Grant Price"	the Market Value of the Share on the Business Day immediately preceding the Date of Grant of the Share Appreciation Rights;
"Group"	the Company and its direct and indirect subsidiaries and associated companies from time to time;
"JSE"	the JSE Limited (Registration number 2005/022939/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, licensed as an exchange under the Securities Services Act, 36 of 2004;
"Letter of Grant"	a document delivered to an employee in terms of the Rules of the SAR and CSP;
"Market Value"	the Volume Weighted Average price of a Share as quoted on the JSE for the Business Day immediately preceding the date on which a determination of the Market Value of the Shares is to be made and the preceding two trading days for the purposes of the Rules of the SAR, CSP and DBP;
"Matching Award"	an award of Matching Shares made to a Participant under the DBP, which award is conditional;
"Matching Shares"	shares forming the subject matter of a Matching Award, being equal in value to the Market Value (or number) of the Bonus Shares held on the Vesting Date;
"Offer"	a document prepared by the Board inviting an Employee to participate in the DBP which details the name of the Participant, the number of Bonus Shares and Matching Shares relating to each Bonus Share, the DBP Period and any applicable conditions pertaining thereto;
"Participant"	an Employee to whom a Grant/Offer has been made and who has accepted such Grant/Offer and includes the executor of his deceased estate, where applicable;
"Performance Condition"	the condition specified in the Letter of Grant, to which a Share Appreciation Right and Conditional Award is subject, which Performance Conditions are determined by the Board;
"Performance Period"	the period in respect of which a Performance Condition is to be satisfied as specified in the Letter of Grant;
"RemCom"	the Remuneration Committee of the Board comprising of non-executive directors of the Company;
"SAR"	the Eqstra Holdings Limited Share Appreciation Right Scheme;
"SAR Period"	the period from the Date of Grant to 17:00 on the day stated in the Letter of Grant as being the date on which the SAR will lapse;
"Settlement"	delivery of the required number of Shares to which a Participant is entitled pursuant to the exercise of a Share Appreciation Right or the vesting of a Conditional Award or Matching Award;
"Settlement Date"	the date on which Settlement shall occur;

"Share Appreciation Right"	a conditional right to receive Shares in terms of the SAR to the value of the difference between the Exercise Price and the Grant Price of that number of Share Appreciation Rights Granted based on the Market Value of the Shares as at the date of exercise;
"Shares"	the ordinary shares with a par value of four cents each (or as adjusted) in the capital of the Company; and
"Vesting Date"	the date on which a Share Appreciation Right becomes exercisable on fulfilment of the Performance Conditions and all other conditions or the date on which the Participant becomes entitled to a Share in terms of the CSP on fulfilment of the Performance Conditions and all other conditions or a Matching Share in terms of the DBP.

Salient features of the SAR, CSP and DBP:

The SAR

Employees will receive annual Grants of Share Appreciation Rights, which are conditional rights to receive Shares equal to the value of the difference between the Exercise Price and the Grant Price. Vesting of the Share Appreciation Rights is subject to Performance Conditions. The duration and specific nature of the Performance Conditions and Performance Period will be stated in the Letter of Grant and will be determined by the Board on an annual basis in respect of each new Grant of Share Appreciation Rights.

The intended Performance Conditions for the SAR are the measurement of the Company's Return on Invested Capital ("ROIC") and the growth in Headline Earnings Per Share ("HEPS") or such other similar conditions as are appropriate. The targets and measuring terms of these conditions will be detailed in the Letter of Grant. After Vesting, the Share Appreciation Rights will become exercisable. Upon exercise by a Participant the relevant Employer Company will settle the value of the difference between the Exercise Price and the Grant Price by delivering Shares, alternatively, as a fall back provision only, by settling the value in cash. Share Appreciation Rights not exercised within the SAR Period will lapse.

The CSP

The CSP will be used in exceptional circumstances only. Employees will receive grants of Conditional Awards. Vesting of the Conditional Awards is subject to Performance Conditions. The Performance Condition for the CSP will be based on individual targets set by the Board and will be specified in the Letter of Grant If the Performance Conditions are satisfied, the Conditional Awards will Vest. If the Performance Conditions are not met, the Conditional Awards will lapse.

The DBP

Employees will be permitted to use a portion of the after-tax component of their Annual Bonus to acquire Bonus Shares. A simultaneous conditional Matching Award of Shares will be made to the Participant on the condition that the Participant remains in the employ of an Employer Company and retains the Bonus Shares over the DBP Period. The Participant remains the owner of the Bonus Shares for the duration of the DBP period and will enjoy all shareholder rights in respect of the Bonus Shares. Bonus Shares can be withdrawn from escrow at any stage, but the Matching Award is forfeited to the extent of the Bonus Shares withdrawn from escrow during the DBP Period.

Eligibility

Any senior employee with significant managerial or other responsibility, including any director holding salaried employment or office, of any Employer Company in the Group is eligible to participate in the SAR, CSP and DBP. The Employer Companies will recommend participation in the SAR, CSP and DBP to the Board.

Performance conditions

The Vesting of Share Appreciation Rights and Conditional Awards will be subject to the achievement of specified Performance Conditions. The Performance Conditions will be stated in a Letter of Grant, and will be set by the RemCom on an annual basis.

The DBP is not subject to performance conditions.

Limits

Overall Company limit

The aggregate number of Shares which may be allocated under the SAR, CSP DBP and any existing share scheme operated by the Company shall not exceed 10% (ten percent) of the number of issued ordinary shares at any one time, which at the time of listing equates to 25.8 million shares. The limit referred to shall exclude the following:

- Shares in respect of which Share Appreciation Rights under the SAR have been exercised or have lapsed without being exercised;
- Shares allocated to Participants under the CSP which have vested or have lapsed;
- Shares allocated to Participants under the DBP which have vested or have lapsed; and
- Shares under any other managerial share scheme which have been delivered or have lapsed.

The aggregate limit shall further include the actual number of new Shares issued by the Company in Settlement of the SAR, CSP DBP and any other managerial share scheme operated by the Company.

Individual limit

The maximum number of Shares allocated in respect of all unvested SAR granted in terms of the Scheme, Conditional Awards granted in terms of the CSP and Matching Awards granted in terms of the DBP shall not exceed the limit determined from time to time by the RemCom, which number of Shares shall not exceed 1% (one percent) of the issued ordinary share capital of the Company at any one time.

Cessation of employment and death

Resignation or dismissal

If a Participant's employment with an Employer Company terminates by reason of his resignation or dismissal on grounds of misconduct, poor performance or proven dishonest or fraudulent conduct (whether such cessation occurs as a result of notice given by him or otherwise or where he resigns to avoid dismissal on grounds of misconduct, poor performance or proven dishonest or fraudulent conduct) before the Vesting Date, all Share Appreciation Rights, Conditional Awards and all Matching Awards will lapse, except to the extent that the Board shall determine otherwise in its discretion.

Retirement

If, while any portion of a Participant's Share Appreciation Rights remain unexercised or a Conditional Award or Matching Award remains unvested, a Participant retires, the Participant shall be entitled to the same rights and be subject to the same conditions under the SAR, CSP or the DBP as if he had continued to be a Participant, unless the Board in its absolute discretion determines otherwise.

Retrenchment, death, ill-health, disability or other reasons for cessation of employment

If a Participant ceases to be an employee of an Employer Company by reason of retrenchment, death, ill-health, disability or other reasons for cessation of employment, other than resignation or dismissal or retirement, the Board shall by written notice to the Participant or the executor of the deceased estate permit a *pro rata* portion of the unvested Share Appreciation Rights and/or unvested Conditional Award and/or Matching Awards to vest on the date of cessation of employment. The pro-rata portion of the Share Appreciation Rights and Conditional Awards that vest will, unless the Board determines otherwise, reflect the number of months served since the Date of Grant and the extent to which the Performance Conditions have been satisfied and in the case of the Matching Awards, will be based on the number of Bonus Shares held and the time of the DBP Period served at the time of cessation of employment, unless the Board in their absolute discretion determine otherwise. The balance of the Unvested Share Appreciation Rights not permitted to be exercised or Unvested Conditional Awards or Matching Awards that do not Vest as aforesaid will lapse.

Change of control and delisting

In the event that a change of control of the Company occurs before the Vesting Date, the Board shall by written notice to the Participant deem a pro-rata portion of the unvested Share Appreciation Rights and/or Conditional Awards and/or Matching Awards to vest on the date of the occurrence of the change of control and permit the exercise or vesting of such pro-rata portion within a time period to be determined by Board. The *pro rata* portion of the Share Appreciation Rights, Conditional Awards and Matching Awards that vest will reflect the number of months served since the Date of Grant to the date of the change of control and the extent to which the Performance Conditions have, in the opinion of the Board, been met or in the case of Matching Awards, the number of Bonus Shares held at the time of the change of control or delisting. The portion of the Share Appreciation Rights, Conditional Awards and Matching Awards that do not vest early will continue to be subject to the terms of the Letter of Grant or Offer relating thereto unless, the Board, in their absolute discretion, determines that the terms of the Letter of Grant or Offer relating thereto are no longer appropriate, in which case the Board shall make such adjustment to the number of Share Appreciation Rights, Conditional Awards and Matching Awards or take such other action as may be required to place the Participants in no worse position than they were prior to the occurrence of the change of control.

In the event of an Employer Company (other than the Company), ceasing to be a member of Eqstra, the Board may take such action as they consider appropriate to protect the interests of Participants, including converting Share Appreciation Rights and/or Conditional Awards and/or Matching Awards into Grants in respect of shares in one or more other companies, reviewing the time that has lapsed since the Date of Grant and calculating the number of Shares to vest in each Participant accordingly, provided that the Participants are no worse off.

Variation in share capital

In the event of a rights issue, capitalisation issue, capital distribution, subdivision of Shares, consolidation of Shares, the Company being put into liquidation for the purpose of reorganisation or any other event affecting the share capital of the Company or in the event of the Company making distributions to shareholders, including a distribution *in specie* or a payment in terms of section 90 of the Companies Act, 61 of 1973 (other than a dividend paid in the ordinary course of business out of the current year's retained earnings), Participants shall continue to participate in the SAR and/or CSP and/or DBP, however the Board may, where the Company's value has been materially affected thereby, make such adjustment to the number of Share Appreciation Rights, Conditional Awards and Matching Awards or take such other action as may be required, to place Participants in no worse position than they were prior to the occurrence of the relevant event.

The Board shall notify the Participants of any adjustments, which are made under this paragraph. Where necessary, in respect of any such adjustments, the Company's auditors, acting as experts and not as arbitrators and whose decision shall be final and binding on all persons affected thereby, shall confirm to the Board in writing that these are calculated on a non-prejudicial basis.

If the Company is placed into liquidation otherwise than for the purposes of reorganisation, the SAR, CSP and DBP shall *ipso facto* lapse as from the date of liquidation and any unvested awards, which have not yet vested, shall *ipso facto* lapse from the date of liquidation. For the purposes hereof "date of liquidation" shall mean the date upon which any application (whether provisional or final) for the liquidation of the Company is granted by the relevant court.

Amendments to the provisions of the SAR, CSP and DBP

The Board may effect minor amendments to the rules of the SAR, CSP and DBP.

Amendments to the provisions of the SAR, CSP and DBP relating to:

- eligibility to participate in the Scheme;
- the procedure to the followed on the vesting of awards in the event of termination of employment and/or retirement;
- the basis for determining Grants;
- the basis for determining the Market Value;
- the adjustment of Grants and price in the event of a variation of capital of the Company;
- the limitations on benefits or maximum entitlements,

are subject to approval by ordinary resolution of the shareholders in general/annual general meeting to the extent (if any) required in terms of the JSE Listings Requirements and/or compliance with any applicable statute, regulation, rules or JSE Listings Requirements from time to time. Any further minor amendments to the rules of the SAR, CSP and DBP may be effected by the Board.

Schedule of immovable property owned or leased by Eqstra and its subsidiaries

Details of the principal immovable property owned by Eqstra and/or its subsidiaries

Owner	Situation	Area/Extent	Unit
Details of owned Properties			
1. Imperial Group (Proprietary) Limited	9 Brewery, Isando	657/1115	Sqm
2. Imperial Group (Proprietary) Limited	27 Strand Street, Bellville	850	Sqm
3. Imperial Group (Proprietary) Limited	212 Hendrik Verwoerd Drive, Randburg	1 093	Sqm
4. Imperial Group (Proprietary) Limited	Holding 13, Bredell Agricultural Holdings	1.6684	Ha
5. Imperial Group (Proprietary) Limited	227 Hendrik Verwoerd Drive, Randburg	4 068	Sqm
6. Imperial Group (Proprietary) Limited	106 Old Main Road, Pinetown	802	Sqm
7. Imperial Group (Proprietary) Limited	22 Voortrekker Avenue, Edenvale	1 374	Sqm
8. Imperial Group (Proprietary) Limited	12 Corobrick Road, Meadowdale	2 819	Sqm
9. Saficon Industrial Equipment (Proprietary) Limited	3 Fabriek Street, Isando	4 866	Sqm
10. Saficon Industrial Equipment (Proprietary) Limited	80 Otto Volek Road, New Germany, Pinetown	2.0251	Ha
11. Saficon Industrial Equipment (Proprietary) Limited	25B Junction Street, Tygerberg Business Park Parow	1.4995	Ha
12. Impact Handling plc	Unit 1 Derbyshire Court West Moor Park, Doncaster	760	Sqm
13. Impact Handling plc	Land to North side of Manby Road Immingham, Grimsby	585	Sqm
14. Impact Handling plc	Brunel Road, Earlstrees, Corby	2 833	Sqm
15. Five Six Seven Glen Austin (Proprietary) Limited	60 Rodio Place, Midrand	6.817	Ha
16. Terex Africa (Proprietary) Limited	62 Maple Road, Pomona	20 500	Sqm

Details of all leased properties leased by Eqstra and its subsidiaries

	Lessee	Location	Lessor	Current rental/ month (Rand)	Unexpired term (months)	Area/ Extent	Unit
1.	Saficon Industrial Equipment (Proprietary) Limited	138 Paterson Road, North End Port Elizabeth	The Hambly Parker Trust	69 740	46	4 400	Sqm
2.	Saficon Industrial Equipment (Proprietary) Limited	21 Stormberg Road, Gately East London	WF Osner Investments (Proprietary) Limited	19 600	50	1 400	Sqm
3.	Saficon Industrial Equipment (Proprietary) Limited	6 Pioneer Street, Pacaltsdorp Industria, George	OFB Beleggings BK	12 861	24	458	Sqm
4.	Saficon Industrial Equipment (Proprietary) Limited	26 Copper Corner, Alton Richards Bay	Fieldhaven Investments CC	11 600	14	2 050	Sqm
5.	Saficon Industrial Equipment (Proprietary) Limited	13 Bert Strauss Street Queenstown	DDTA Property Holdings CC	3 655	34	119	Sqm
6.	Saficon Industrial Equipment (Proprietary) Limited	17 Paterson Street, Newcastle	Lot 1273 Investment CC	8 050	8	230	Sqm
7.	Impact Handling plc	Units 13/15 Fields Farm Road Long Eaton, Nottingham	Gainsborough Property	4 515	11	950	Sqm
8.	Impact Handling plc	Unit 10 Fields Farm Road Long Eaton, Nottingham	Gainsborough Property	1 208	3	844	Sqm
9.	Impact Handling plc	Unit 8, Priory Tech Park Saxon Way, Hessle, Hull	PPH Commercial	1 500	50	279	Sqm
10.	Impact Handling plc	Unit 105, Claydon Business Park, Gipping Road, Ipswich	Edward Le Bas Properties	3 335	122	756	Sqm
11.	Terex Africa (Proprietary) Limited	15 Lakeview Business Park Yaldwin Park, Jet Park	Pangbourne Props Limited	79 280	6	1 982	Sqm
12.	Terex Africa (Proprietary) Limited	178 Fleming Road Meadowdale	Investec Property Group	63 250	6	1 343	Sqm
13.	Terex Africa (Proprietary) Limited	107 Terrace Avenue, Sebenza	C&D (Proprietary) Limited	49 437	8	1 831	Sqm
14.	Terex Africa (Proprietary) Limited	7 Milan Street, Airport Industria, Cape Town	Richard Rieder & Alois Rieder	73 000	40	2 344	Sqm
15.	Terex Africa (Proprietary) Limited	33/35 Mohogany Ridge Pinetown, Durban	Secrivest Twenty Eight (Proprietary) Limited	50 000	26	2 360	Sqm
16.	Terex Africa (Proprietary) Limited	131, corner Flemming and van der Bijl Streets Meadowdale	BRI Properties	50 000	30	1 800	Sqm
17.	Terex Africa (Proprietary) Limited	8 C/O Jule and Newton Streets Middelburg	Johan van Tubbergh Trust	21 284	1	1 426	Sqm
18.	Terex Africa (Proprietary) Limited	25 – 27 Hendrik van der Bijl Street, Kimberley	Sonland Behuising (Proprietary) Limited	25 000	30	750	Sqm
19.	Terex Africa (Proprietary) Limited	108 Log Street, Hilton Bloemfontein	Viljoen Johannes T Bezuidenhout	7 560	8	450	Sqm
20.	Terex Africa (Proprietary) Limited	Witfield, Ext 24, vacant land	Sapos Property Manager	28 000	4	7 500	Sqm
21.	Mutual Construction Company (Tvl) (Proprietary) Limited	Cromdale 16, Nelspruit Mpumalanga	Chrispiepto	3 868	2	300	Sqm
22.	Mutual Construction Company (Tvl) (Proprietary) Limited	34 Chrome Street, Polokwane Limpopo	Bold prop	15 000	5	600	Sqm
23.	Mutual Construction Company (Tvl) (Proprietary) Limited	14 Mangaan Street Rustenburg, North West	Pyramid Foods	16 500	9	450	Sqm
24.	Mutual Construction Company (Tvl) (Proprietary) Limited	Durban, KwaZulu-Natal	Heritage Unit 5	7 986	2	200	Sqm
25.	Mutual Construction Company (Tvl) (Proprietary) Limited	Unit 3.2, Vulindlela Heights Umtata, Eastern Cape	EC Development Corporation	3 953	11	320	Sqm
26.	Imperial Fleet Services Division of the Imperial Group (Proprietary) Limited	PTN 26 ERF 2 Persequor Park, Pretoria	Momentum Property Investments	6 594	–	135	Sqm

Lessee	Location	Lessor	Current rental/ month (Rand)	Unexpired term (months)	Area/ Extent	Unit
27. Imperial Fleet Services (Proprietary) Limited	Suite 9, 1 Derby Downs Office Park, 1 Derby Place, Westville	Ambit Properties Limited	13 269	46	186	Sqm
28. Imperial Fleet Services (Proprietary) Limited	Suite 204 Newton Business Centre 311 – 313 Cape Road Newton Park, Port Elizabeth	Bripat Property Management	4 290	2	100	Sqm
29. Hypercar a Division of Imperial Group (Proprietary) Limited	Cnr Heidelberg and Rand Airport Road	Unitrans	129 600	15	8 223	Sqm
30. Hypercar a Division of Imperial Group (Proprietary) Limited	Corner Malan and Lindley Streets, Bethlehem	Coenoe 058 CC	21 600	17	1 888	Sqm
31. Hypercar a Division of Imperial Group (Proprietary) Limited	154 Church Street, Bloemfontein	Business Partners Limited	34 240	34	1 802	Sqm
32. Hypercar a Division of Imperial Group (Proprietary) Limited	157 North Rand Road, Boksburg	Yellow Star 1076 CC	21 942	12	1 350	Sqm
33. Hypercar a Division of Imperial Group (Proprietary) Limited	Corner Fred Nicolson and Hendrik Verwoerd Drive Randburg	Huurkor	27 714	21	1 166	Sqm
34. Hypercar a Division of Imperial Group (Proprietary) Limited	1A Anderson Street, Klerksdorp	Hind Shalala	6 655	13	600	Sqm
35. Hypercar a Division of Imperial Group (Proprietary) Limited	1A Anderson Street, Klerksdorp	Hind Shalala	5 500	13	600	Sqm
36. Hypercar a Division of Imperial Group (Proprietary) Limited	Corner Montague and Racecourse Drive Montague Gardens	Freedom Park Phase One Trust	17 636	19	350	Sqm
37. Hypercar a Division of Imperial Group (Proprietary) Limited	328 Cape Road, Newton Park Port Elizabeth	343 Cape Road Trust	24 115	8	851	Sqm
38. Hypercar a Division of Imperial Group (Proprietary) Limited	Bullion Boulevard, Richards Bay	Kriezel Investments	27 000	17	2 400	Sqm
39. Hypercar a Division of Imperial Group (Proprietary) Limited	139 Ontdekkers Road, Westgate	Johan van Rooyen Hipermart Centre	11 000	36	258	Sqm
40. Hypercar a Division of Imperial Group (Proprietary) Limited	Corner Berg and Oliver Thambo Road, Rustenburg	PLR Investments	29 160	28	1 450	Sqm
41. Hypercar a Division of Imperial Group (Proprietary) Limited	196 Jan Hofmeyer Road, Welkom	Raffaele Moretti Family Trust	19 800	27	775	Sqm
42. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 26, Extension 9 Boksburg	Clover SA Limited	33 566	72	2 624	Sqm
43. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 784, Heilbron	Clover SA Limited	7 510	72	791	Sqm
44. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 824, Redhouse	Clover SA Limited	18 912	72	1 080	Sqm
45. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 1791, Lichtenburg Extention 1	Clover SA Limited	7 008	72	599	Sqm
46. Imperial Flexi Fleet (Proprietary) Limited	Portion of sub 19 of the farm Landsdowne, Ixopo	Clover SA Limited	16 809	72	1 252	Sqm
47. Imperial Flexi Fleet (Proprietary) Limited	Erf 1266, Clayville, Extention 11 Township	Clover SA Limited	4 613	72	395	Sqm
48. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 1192, Heilbron	Clover SA Limited	31 102	72	3 672	Sqm
49. Imperial Flexi Fleet (Proprietary) Limited	Portion of Lot 2999 Queensburgh	Clover SA Limited	36 793	72	2 048	Sqm
50. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 581 Wesselsbron, Extention 2	Clover SA Limited	5 294	72	470	Sqm
51. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 1366, Heilbron	Clover SA Limited	10 832	72	1141	Sqm

Lessee	Location	Lessor	Current rental/ month (Rand)	Unexpired term (months)	Area/ Extent	Unit
52. Imperial Flexi Fleet (Proprietary) Limited	Portion of lot 4539, Estcourt	Clover SA Limited	8 842	72	677	Sqm
53. Imperial Group (Proprietary) Limited	103 Driehoek, Germiston, Simmerfield	Simmerpan Properties	32 000	51	791	Sqm
54. Imperial Group (Proprietary) Limited	Consolidated stands 102 and 103. Driehoek, Germiston	Simmerpan Properties	35 200	41	1 249	Sqm
55. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 695 PE. 113 Grahamstown Road	Crossing Estates	20 790	40	945	Sqm
56. Imperial Flexi Fleet (Proprietary) Limited	Portion of Erf 695, PE 113 Grahamstown Road	Crossing Estates	8 316	47	270	Sqm
57. Imperial Flexi Fleet (Proprietary) Limited	Kokstad	Pumic Investments	15 000	52	672	Sqm
58. Imperial Flexi Fleet (Proprietary) Limited	Cape Town	Razorblade Properties	26 000	52	556	Sqm
59. Imperial Specialised Freight (Nigeria) (Proprietary) Limited	No. 14, Plot 23/24, Oniru Estate Victoria Island, Lagos, Nigeria	Messrs Afisu A. Olabimtan	$2 208	7	192	Sqm
60. Imperial Fleet Services (East Africa) (Proprietary) Limited	No. 209/9745, Accacia Court Mwingi Road, Kileleshwa Nairobi, Kenya	Hexmead Investments Limited	KES 90 000	10	190	Sqm
61. Imperial Fleet Services (Tanzania) (Proprietary) Limited	Apartment A5, Plot 100 Msansani Area, Uganda Avenue Dar es Salaam, Tanzania	EDBP & GD Construction Limited	$2 300	8	188	Sqm
62. Imperial Fleet Services (Namibia) (Proprietary) Limited	Unit No. 7, c/o Luther and Liliencron Streets, Windhoek Namibia	Ausas Business Enterprises Fourteen (Proprietary) Limited	15 112	10	151	Sqm
63. Imperial Fleet Services (Swaziland) (Proprietary) Limited	Unit 27, Cooper Centre, Lot 383 of Farm 2, Mbabane, Swaziland	Santos Properties (Proprietary) Limited	4 500	3	75	Sqm
64. Imperial Fleet Services (Botswana) (Proprietary) Limited	Plot 14453, Kamushongu Road Corner Gaborone West, Botswana	Western Industrial Estate (Proprietary) Limited	19 731	8	1 218	Sqm
65. Imperial Fleet Services (Lesotho) (Proprietary) Limited	Corner Kingsway and Moshoeshoe Roads, Maseru, Lesotho	Department of Postal Services	16 743	57	560	Sqm
66. Imperial Fleet Services (Lesotho) (Proprietary) Limited	Plot 12274 – 5/6 and 9 Masery Estates, Moshoeshoe Road Maseru, Lesotho	Industrial Property Holdings (Proprietary) Limited	24 293	34	1 429	Sqm
67. Imperial Fleet Services (Lesotho) (Proprietary) Limited	361 Ha-Thetsane, Maseru Lesotho	Coller & Yeats (Proprietary) Limited	6 050	9	180	Sqm
68. Imperial New Holland Equipment (Proprietary) Limited	29 Cabernet Road Saxenburg Park	Just Letting Property Rental Management	33 088	28	1 036	Sqm
69. Imperial New Holland Equipment (Proprietary) Limited	18 Suzuka Road, Westmead Pinetown	Wood-Wood Property Investment Company CC	43 320	27	750	Sqm
70. Imperial New Holland Equipment (Proprietary) Limited	59 Kempston Road, Sidwell	Franscesca and Pieter Bekker Family Trust	59 850	12	100	Sqm
71. Imperial Incorporated a division of Imperial Group (Proprietary) Limited	212 Hendrik Verwoerd Drive Randburg	Imperial Properties – Auerbach	171 538	46	2.4231	Ha

Corporate Governance and King Code

33. INTRODUCTION

In addition to the main board, the company will have the following committees to ensure that proper corporate governance and management of risks takes place.

33.1 Board

The company has a unitary board structure with the chairperson and the majority of directors being non-executive. The role of the chairman and chief executive officer will be separated and performed by different individuals.

Directors are appointed on the basis of skill, experience and their level of contribution to, and their impact on, the activities of the group. The board decides on the appointment of directors based on recommendations from the Remuneration and Nominations Committee. New directors are provided with formal induction material to facilitate their understanding of the group.

At least one third of the non-executive directors retire by rotation each year and stand for re-election at the Annual General Meeting in accordance with the Articles of Association. In addition, the re-appointment of directors appointed during the year is submitted to the Annual General Meeting for confirmation

The board of directors is responsible for setting the direction of the group through the establishment of strategic objectives and key policies. Board meetings are held at least quarterly with additional meetings called as and when necessary. The quorum for meetings is the majority of directors. In addition, other senior executives are invited to attend meetings as and when required, to ensure comprehensive reporting to the board.

The responsibilities of the board include issues of strategic direction, business plans and annual budgets, major acquisitions and disposals, changes to the board on recommendation from the remuneration and nominations committee and other matters having a material effect on the group or required by statute.

Board members are required to regularly declare any interest that they might have in transactions with the group.

All directors are given access to such information as is needed to carry out their duties and responsibilities fully and effectively. Furthermore, all directors are entitled to seek independent professional advice about the affairs of the group, at the company's expense.

33.2 Executive committee

This committee is responsible for:

- Devising group strategy for recommendation to the main board of directors and to implement the strategies and policies approved by the board; and
- Managing the business and affairs of the Group.

The committee consists of the Divisional Executive Directors and meets at least once a month, and in future will be appointed by the board.

The role of the chairman and chief executive officer will be separated and be performed by different individuals.

The Executive committee will comprise the following individuals:

- Walter Hill – Chief Executive Officer;
- Erich Clarke – Chief Financial Officer;
- Michael Barnes – Chief Executive Officer Contract Mining and Plant Rental;
- Jacqui Carr – Chief Executive Officer of Passenger and Commercial;
- Niall Lynch – Strategy and Business Development;
- Henk Maree – Chief Operating Officer Construction and Mining Equipment;
- Gary Neubert – Managing Director of Industrial Equipment; and
- Shumani Tshifularo – Managing Director of Passenger and Commercial (Rest of Africa).

33.3 Audit Committee

This committee will be responsible for overseeing the external and internal audit functions as well as compliance with accounting standards.

The Group Audit Committee will consist of three independent non-executive directors, one of whom will be appointed as chairman. The quorum is the majority of members. Certain executive directors, the group internal audit executive and the external auditors will be invited to attend meetings. In addition, members of executive management, including those involved in risk management and control and finance also will attend meetings when appropriate.

The external and internal auditors will have unrestricted access to all audit committees and attend meetings to report on their findings and to discuss accounting, auditing, internal control and financial reporting matters.

33.4 Risk Committee

The board is responsible for the risk management process in the Group. The risk committee sets the risk strategy and ensures that a risk management process is in place. Eqstra will aim to implement a risk identification and assessment methodology aligned with best-practice requirements to identify, assess and monitor risks at strategic, business and process levels.

The assessment process will identify both negatives and areas of opportunity, where effective risk management can be turned into a competitive advantage. Any risk taken is to be considered within the company's risk appetite. Material issues and circumstances that could adversely impact on the company's reputation and financial affairs will be considered to constitute unacceptable risk.

The decentralised structure of the Group consists of three major divisions and therefore the overall company risk is spread and minimised. The management of risk predominantly takes place in the divisions, and the responsibility and accountability largely remains in the divisional management structures. The risk committee will formalise and standardise this process by guiding management and assessing their effectiveness on risk management. The system of internal control that already exists in all key operations is tailored to suit the specific circumstances of each business unit. The risk committee will explicitly focus on the following risk areas – disaster recovery, credit risk, legal risk and reputation risk.

The King II Report describes risk management as the identification and evaluation of actual and potential areas of risk as they pertain to a company, followed by a procedure of termination, transfer, acceptance (tolerance) or mitigation of each risk. The Group's risk management process therefore utilises internal control as a measure to mitigate and control risk.

In establishing the risk management process and internal controls, the committee will:

- consider what the company's risks are and how they have been identified, evaluated and controlled;
- assess the effectiveness of the related process of risk management and, particularly, reports of significant failings or weaknesses in the process;
- consider if the necessary action is being taken timeously to rectify any significant failings or weaknesses; and
- consider whether the results obtained from the review process indicate that more extensive monitoring is required.

This committee also has the responsibility for overseeing the mandate for credit granting within Eqstra. This will include the following key functions:

- credit granting and delegated authorisation levels; and
- the review of concentration limits to customers and industries.

The Risk Committee is also responsible for ensuring that adequate insurance cover is maintained for the various assets categories held within each of the divisions. When assets are leased to customers, the customer is required to take comprehensive insurance on the assets and provide Eqstra with proof of this insurance cover. To the extent assets are owned by Eqstra directly, insurance will be obtained from the Regent Insurance Company, which is part of the Imperial Group.

33.5 Asset and Liability Committee

The Group Asset and Liability Committee ("ALCO") will be appointed by the board and will consist of two Executive Directors, one of whom is the CFO, one Non-Executive Director, and the Group Treasurer. The ALCO will be responsible for the funding strategy, liquidity management, interest rate strategy, foreign currency strategy.

33.6 Remuneration and Nomination Committee

The primary objective of the Remuneration Committee will be to develop the reward strategy for the company. The committee will consist solely of non-executives. It will be responsible for:

- evaluating the performance of Executive Directors;
- recommending remuneration packages for Executive Directors and senior management, including, but not limited to, basic salary, benefits in kind, performance based incentives, pension and other benefits;
- recommending policy relating to the company's bonus and incentive schemes;
- recommending the basis for Non-Executive Directors' fees;
- reviewing annual salary increases.

Details of major subsidiaries

Details of the major subsidiaries Eqstra are set out below:

Company	Date of becoming an Imperial subsidiary	Effective percentage holding 2007	Effective percentage holding 2006	Country of incorporation	Registration number	Issued share capital	Interest of Holding company R'000 2007	Interest of Holding company R'000 2006	Amounts owing to subsidiaries R'000 2007	Amounts owing to subsidiaries R'000 2006	Main activity
Apollo Plant Limited	Feb 2008	100.0%	–	United Kingdom	02903349	GBP57 000.00	–	–	–	–	Forklift distributorship and rental company
Mutual Construction Company (Tvl) (Proprietary) Limited	Dec 2005	50.1%	50.1%	South Africa	1988/002721/07	R1 000.00	48 133	48 133	126 556	26 789	Plant rental
MCC Contracts (Proprietary) Limited	Dec 2005	50.1%	50.1%	South Africa	1983/008084/07	R1 000.00	96 890	96 890	264 509	154 616	Opencast mining contractor in SA
MCC Open Cast Mining (Proprietary) Limited	Nov 2007	100.0%	–	Namibia	2007/0300	NAD100.00	–	–	–	–	Opencast mining contractor in Namibia
Five Six Seven Glen Austin (Proprietary) Limited	Dec 2005	50.1%	50.1%	South Africa	1980/010687/07	R1 000.00	10 000	10 000	10 194	9 289	Property holding company
Civil Finance Company (Proprietary) Limited	Dec 2005	50.1%	50.1%	South Africa	1998/022854/07	R1 000.00	5 957	5 957	154	154	Investment company for "Cell Captive"
MCC Mining (Proprietary) Limited	Dec 2005	50.1%	50.1%	South Africa	1968/012783/07	R1 000.00	–	–	4 316	4 310	Investment holding company
Dorstland Earth Moving (Proprietary) Limited	Dec 2005	100.0%	100.0%	South Africa	1990/001343/07	R100.00	4 300	4 300	(801)	(309)	Plant rental
Imperial Fleet Services (AA Botswana) (Proprietary) Limited	May 2001	60.0%	60.0%	Botswana	200/1526	P100.00	5	5	70	77	Leasing and fleet management company
Omatemba (Proprietary) Limited	Jul 2004	100.0%	100.0%	Namibia	2003/331	NAD100.00	–	–	15 866	4 758	Leasing and fleet management company
Pemberley Fleet Services (Proprietary) Limited	Oct 2001	75.0%	75.0%	South Africa	2000/026001/07	R100.00	–	–	1 611	6 374	Leasing and fleet management company
Fleet Support Services (Proprietary) Limited	Jun 1993	100.0%	100.0%	South Africa	1988/002850/07	R2.00	700	700	–	180	Leasing and fleet management company
Imperial New Holland Equipment (Proprietary) Limited	Jan 2007	100.0%	100.0%	South Africa	1959/001593/07	R8.00	–	–	31 708	–	Distributor for New Holland construction equipment
Imperial Fleet Services (Lesotho) (Proprietary) Limited	Sep 1999	100.0%	100.0%	Lesotho	99/446	M1000.00	–	–	(11 541)	(11 696)	Leasing and fleet management company
Imperial Fleet Services (Proprietary) Limited	Sep 1992	100.0%	100.0%	South Africa	1984/007045/07	R200.00	–	–	–	–	Leasing and fleet management company

Company	Date of becoming an Imperial subsidiary	Effective percentage holding 2007	Effective percentage holding 2006	Country of incorporation	Registration number	Issued share capital	Interest of Holding company R'000 2007	Interest of Holding company R'000 2006	Amounts owing to subsidiaries R'000 2007	Amounts owing to subsidiaries R'000 2006	Main activity
Imperial Flexi Fleet (Proprietary) Limited	Jul 2003	100.0%	100.0%	South Africa	2003/012069/07	R100.00	–	–	(13 409)	(16 042)	Leasing and fleet management company
Saficon Industrial Equipment (Proprietary) Limited	Mar 2005	100.0%	100.0%	South Africa	1970/002074/07	1 795 500 A shares and 598 500 B shares	29 788	29 788	676 229	593 696	Forklift leasing and distributorship
Clarklift (Proprietary) Limited	Mar 2005	100.0%	100.0%	South Africa	1967/004339/07	50 000	25	25	31 547	37 072	Industrial equipment distributorship and leasing company
JWJ Mechanical (Proprietary) Limited	Aug 1998	100.0%	100.0%	South Africa	1998/014230/07	120	2 131	2 131	(5 678)	(5 678)	Dormant company
Terex Africa (Proprietary) Limited	Dec 2006	100.0%	–	South Africa	1974/002797/07	R277 000.00	63 829	–	190 657	–	Distributorship for Terex mining and construction equipment
Terex Botswana (Proprietary) Limited	Dec 2006	100.0%	–	Botswana	2001/1608	P3 000.00	4	–	33 767	–	Distributorship for Terex mining and construction equipment in Botswana
Amasondo Fleet Services (Proprietary) Limited	Aug 2000	49.0%	49.0%	South Africa	2000/015762/07	R100.00	–	–	272 223	238 302	Leasing and fleet management company
Imperial Fleet Services (Proprietary) Limited	Mar 2008	100.0%	100.0%	Swaziland	744/1999	E1.00	–	–	12 104	21 563	Leasing and fleet management company
Explotech Marketing Services (Proprietary) Limited	Jun 2006	50.1%	50.1%	South Africa	1975/003533/07	R1 000.00	12 135	7 063	(11 226)	135	Blasting services to opencast mining
Orenstein Koppel (Proprietary) Limited	Dec 2006	100.0%	–	South Africa	1956/002589/07	R63 570.00	67 993	–	(82 009)	–	Dormant company
Impact Handling plc	Jun 2006	100.0%	100.0%	UK	2550150	GBP1 601 002.00	38 583	36 897	402 835	389 671	Leasing and distributor of Forklifts in the UK
Imperial Specialised Freight (Nigeria) (Proprietary) Limited	Apr 2003	100.0%	100.0%	Nigeria	RC476968	NGN16 250 000.00	–	–	5 917	–	Leasing and fleet management company
Imperial Fleet Services (East Africa) (Proprietary) Limited	Jul 2006	100.0%	100.0%	Kenya	C.126766	2 Nominee shares	–	–	1 762	–	Leasing and fleet management company
Imperial Fleet Services (Tanzania) (Proprietary) Limited	Feb 2007	100.0%	–	Tanzania	59253	2 Nominee shares	–	–	314	–	Leasing and fleet management company
Imperial Fleet Services (Botswana) (Proprietary) Limited	Apr 2001	100.0%	100.0%	Botswana	2001/1350	P1 000.00	–	–	75 065	(371)	Leasing and fleet management company
Imperial Fleet Services (PVPS) (Proprietary) Limited	Jan 2001	100.0%	100.0%	Lesotho	2000/21	M10 000.00	16 001	16 001	37 111	18 915	Leasing and fleet management company

Business and property acquisitions

The following acquisitions have been made within the three years prior to the last practicable date:

Business acquisitions

Company acquired	MCC Contracts (Proprietary) Limited	Mutual Construction Company (Tvl) (Proprietary) Limited	Five Six Seven Glen Austin (Proprietary) Limited	Explotech Marketing Services (Proprietary) Limited	Terex Africa (Proprietary) Limited & Orenstein and Koppel (Proprietary) Limited	Apollo Plant Limited
Date of acquisition Acquisition cost	1 December 2005	1 December 2005	1 December 2005	26 June 2006	1 January 2007	7 February 2008
Book value of assets acquired R'000	43 104	51 209	10 592	8 920	121 150	27 133
Goodwill/Intangible assets	53 786	(3 076)	(592)	(1 858)	10 672	30 512
Purchase consideration	96 890	48 133	10 000	7 062	131 822	57 645
Funding of purchase consideration	Loan from Imperial with no fixed date for repayment	Loan from Imperial with no fixed date for repayment	Loan from Imperial with no fixed date for repayment	Loan from Imperial with no fixed date for repayment	Loan from Imperial with no fixed date for repayment	Loan from Imperial with no fixed date for repayment
Percentage shareholding acquired	50.1	50.1	50.1	50.1	100.0	100.0
Name of previous shareholder	Topclass Ventures (Proprietary) Limited (91%) Registration number 1982/006103/07 60 Rodio Place Commercia Midrand	Topclass Ventures (Proprietary) Limited (73%) Registration number 1982/006103/07 60 Rodio Place Commercia Midrand	Michael Reid Barnes Investments (Proprietary) Limited (100%) Registration number 1983/009567/07 60 Rodio Place Commercia Midrand	Topclass Ventures (Proprietary) Limited (100%) Registration number 1982/006103/07 60 Rodio Place Commercia Midrand	Terex Corporation 500 Post Road East Westport, CT 06880 USA	Robert Stephen Haunch (33.3%) 12 Welby Gardens Holbeach Spalding Lincolnshire
Name of previous shareholder	Jacob Christoffel Pretorius (6%) 60 Rodio Place Commercia Midrand	The Vos Family Trust (9%) 60 Rodio Place Commercia Midrand				Ian Robinson Merry (33.3%) 2 Linwood Road Martin Lincoln

Company acquired	MCC Contracts (Proprietary) Limited	Mutual Construction Company (Tvl) (Proprietary) Limited	Five Six Seven Glen Austin (Proprietary) Limited	Explotech Marketing Services (Proprietary) Limited	Terex Africa (Proprietary) Limited & Orenstein and Koppel (Proprietary) Limited	Apollo Plant Limited
Name of previous shareholder	Trevor John Adams (3%) 60 Rodio Place Commercia Midrand	Richard David Bethwaite (9%) 60 Rodio Place Commercia Midrand				Melvyn Ernest George Neale (33.3%) 6 Peartree Road Kirton Boston Lincolnshire
Name of previous shareholder		Nickie Martin Claassen (9%) 60 Rodio Place Commercia Midrand				
Warranties	Normal Warranties	Normal Warranties	Normal Warranties	Normal Warranties	Normal Warranties	Normal Warranties
Restraint of trade	10 years	10 years		10 years		
Tax Indemnity	Indemnity from sellers for tax exposures arising prior to take over	Indemnity from sellers for tax exposures arising prior to take over	Indemnity from sellers for tax exposures arising prior to take over	Indemnity from sellers for tax exposures arising prior to take over	Indemnity from sellers for tax exposures arising prior to take over	Indemnity from sellers for tax exposures arising prior to take over
Beneficial interest	Michael Reid Barnes (Topclass), Jacob Pretorius and Trevor Adams are still minority shareholders	Michael Reid Barnes (Topclass),Selwyn Vos, Richard Bethwaite and Nickie Claassen are still minority shareholders	Michael Reid Barnes is still a minority shareholder	Michael Reid Barnes (Topclass), Stephen Coetzer and Brian Coetzer are still minority shareholders		
Benefit to promoter, not being a director	N/a	N/a	N/a	N/a	N/a	N/a
Asset transferred	N/a	N/a	N/a	N/a	N/a	N/a

Property acquisition

Address	Size (m^2)	Month acquired	Financial year	Cost R'000	Vendor	Funding
62 Maple Road, Pomona	20 500	March 2007	2007	25 320	Imperial Group (Proprietary) Limited	Loan from Imperial Group (Proprietary) Limited to Terex Africa.

Schedule of borrowings at the last practicable date

Name of lender	Capital outstanding R'000	Secured/ Unsecured	Details of security in R'000	Interest rates	Terms and conditions of repayment	Details of conversion/ redemption rights	Funding of repayments	How loan arose
WesBank	63 565	Secured instalment sale finance	Earthmoving equipment with a book value of R67 061	Prime less 2.65%	Monthly	N/a	External borrowings and internally generated cash flow	Purchase of assets
Stannic	113 498	Secured instalment sale finance	Earthmoving equipment with a book value of R85 549	Prime less 2.65%	Monthly	N/a	External borrowings and internally generated cash flow	Purchase of assets
Nedbank	80 472	Secured instalment sale finance	Earthmoving equipment with a book value of R64 239	Prime less 2.8%	Monthly	N/a	External borrowings and internally generated cash flow	Purchase of assets
Imperial Capital	2 188 724	Unsecured	N/a	Prime less 2.5%	Monthly	N/a	External borrowings and internally generated cash flow	Purchase of assets
Imperial Group	2 048 494	Unsecured	N/a	Group blended rate – currently 11%	No terms of repayment. Interest paid monthly	N/a	Internally generated cash flow	Daily funding requirements
Imperial Mobility Finance BV	311 080	Unsecured	N/a	7.01% for 3-month variable	No terms of repayment. Interest paid monthly.	N/a	Internally generated cash flow	Daily funding requirements

Name of lender	Capital outstanding R'000	Secured/ Unsecured	Details of security in R'000	Interest rates	Terms and conditions of repayment	Details of conversion/ redemtion rights	Funding of repayments	How loan arose
Imperial Logistics International GmbH Co. KG	72 693	Unsecured	N/a	7.01% for 3-month variable	No terms of repayment. Interest paid monthly	N/a	Internally generated cash flow	Purchase of assets
Ukhamba Investments Group	28 718	Unsecured	N/a	Group blended rate – currently 11%	No terms of repayment. Interest paid monthly.	N/a	Internally generated cash flow	Daily funding requirements

PRINTED BY INCE (PTY) LTD

REF. W2CF05226

Imperial Holdings Limited

Imperial Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number: 1946/021048/06)
Ordinary share code: IPL ISIN: ZAE000067211
Preference share code: IPLP ISIN: ZAE000088076
("Imperial" or "the Company")

A circular to Imperial shareholders relating to the proposed distribution of all the shares held by Imperial in Eqstra to Imperial ordinary shareholders, in the entitlement ratio of 1:1, in terms of section 90 of the Companies Act and in accordance with section 46 of the Income Tax Act;

including:

- **a notice of combined general meeting (yellow); and**
- **a form of proxy for the combined general meeting (blue) (for use by certificated shareholders and dematerialised shareholders with "own name" registration only);**

and also relating to:

- **the amendment of the articles of association of Imperial;**
- **proposed amendments to the Imperial Executive Share Purchase Scheme and the Imperial Bonus Right Scheme; and**
- **buy-out of MCC minority shareholders.**

20 March 2008

This circular is being mailed together with the Eqstra pre-listing statement

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Merchant bank and transaction sponsor

Legal adviser

TWB
TUGENDHAFT WAPNICK BANCHETTI AND PARTNERS

Sponsor

Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd

Taxation adviser

edward nathan sonnenbergs

Reporting accountants and auditors

Deloitte.

Independent expert

Deloitte.

Corporate information

Registered address and Company Secretary

Rohan Venter (BCom, LLM)
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview, 2007
(PO Box 3013, Edenvale, 1610)

Transfer secretaries

Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Independent expert

Deloitte & Touche Corporate Finance
Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Merchant bank and transaction sponsor

Rand Merchant Bank
(a division of FirstRand Bank Limited)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Legal adviser

Tugendhaft Wapnick Banchetti & Partners
20th Floor, Sandton City Office Towers
5th Street
Sandown
Sandton, 2196
(PO Box 786728, Sandton, 2146)

Reporting accountants and auditors

Deloitte & Touche
Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Sponsor

Merrill Lynch South Africa (Proprietary) Limited
138 West Street
Sandown
Sandton, 2196
(PO Box 651987, Benmore, 2010)

Taxation adviser

Edward Nathan Sonnenbergs Incorporated
150 West Street
Sandown,
Sandton 2196
(PO Box 783347, Sandton, 2196)

Contents

Action required by Imperial shareholders

The definitions and interpretations set out on pages 4 to 7 of this circular apply to this section on action required by Imperial shareholders.

Please take careful note of the following provisions regarding the action required by Imperial shareholders:

If you are in any doubt as to what action to take, please consult your CSDP, broker, attorney, banker or other professional advisor immediately.

A combined general meeting of Imperial shareholders will be held at 10:00 on Friday, 18 April 2008, at Imperial Place, Jeppe Quondam, 79 Boeing Road East, Bedfordview, Gauteng, to consider and, if deemed fit, to pass, *inter alia*, the ordinary resolution required to implement the unbundling. A notice convening the combined general meeting is attached to and forms part of this circular.

Imperial preference shareholders and holders of Imperial deferred ordinary shares as well as Imperial preferred ordinary shares will be entitled to attend and vote on the applicable special and ordinary resolutions proposed at the combined general meeting. These shareholders will, however, not be entitled to participate in the unbundling and will accordingly, not receive any unbundled Eqstra ordinary shares. These shareholders must follow the procedures discussed in paragraph 1 below in order to exercise their vote at the combined general meeting.

1. Action required by Imperial shareholders regarding the combined general meeting

1.1 If you have dematerialised your Imperial shares other than with "own name" registration:

1.1.1 Voting at the combined general meeting

1.1.1.1 Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the combined general meeting and thereafter to cast your vote in accordance with your instructions.

1.1.1.2 If you have not been contacted by your CSDP or broker, it is advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

1.1.1.3 If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker.

1.1.1.4 You must **not** complete the attached form of proxy (blue).

1.1.2 Attendance and representation at the combined general meeting

In accordance with the mandate between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the combined general meeting and your CSDP or broker will issue the necessary letter of representation to you to attend the combined general meeting.

1.2 Voting and attendance at the combined general meeting if you have not dematerialised your Imperial shares or have dematerialised your Imperial shares with "own name" registration:

1.2.1 You may attend the combined general meeting in person and may vote at the combined general meeting.

1.2.2 Alternatively, you may appoint a proxy to represent you at the combined general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains and return it to the transfer secretaries to be received by no later than 10:00 on Wednesday, 16 April 2008.

If you wish to dematerialise your Imperial shares, please contact your CSDP or broker.

If you have disposed of all of your Imperial shares, this circular should be handed to the purchaser of such shares or the CSDP, broker, banker or other agent who disposed of your Imperial shares for you.

Additional copies of this circular, printed in English, will be made available at the Company's registered office.

Important dates and times

The definitions and interpretations set out on pages 4 to 7 of this circular apply to this section on important dates and times.

	2008
Post circular on	Thursday, 20 March
Last day for the receipt of forms of proxy for the combined general meeting by 10:00 on	Wednesday, 16 April
Combined general meeting to be held at Imperial Place Jeppe Quondam, 79 Boeing Road East, Bedfordview at 10:00 on	Friday, 18 April
Results of the combined general meeting released on SENS on	Friday, 18 April
Results of the combined general meeting published in the press on	Monday, 21 April
Last day to trade in Imperial ordinary shares on the JSE to participate in the unbundling on	Friday, 9 May
Imperial ordinary shares trade "ex" their entitlement to Eqstra shares on	Monday, 12 May
Imperial ordinary shareholders commence trading their unbundled Eqstra shares (the JSE code will be EQS and the ISIN will be ZAE000117123) on	Monday, 12 May
Announcement of specified ratio in respect of the apportionment of the cost/base cost of Eqstra for taxation/CGT purposes on or about	Wednesday, 14 May
Record date to participate in the unbundling on	Friday, 16 May
Dematerialised Imperial ordinary shareholders will have their accounts with their CSDP or broker updated with the unbundled Eqstra shares on	Monday, 19 May
Share certificates in respect of the unbundled Eqstra shares will be posted, by registered post, at the risk of the certificated Imperial ordinary shareholder concerned, to certificated Imperial ordinary shareholders on or about	Monday, 19 May

Notes:

1. These dates and times are subject to change. Any material change will be released on SENS and published in the press. Any reference to time is a reference to South African time.
2. No dematerialisation or rematerialisation of Imperial ordinary share certificates may take place between Monday, 12 May 2008 and Friday, 16 May 2008, both days inclusive.

Definitions and interpretations

In this circular, unless the context indicates otherwise:

- reference to the singular shall include the plural and *vice versa;*
- words and expressions denoting one gender include the other;
- words and expressions denoting natural persons include legal persons and associations of persons; and
- the words and expressions in the first column have the meanings stated opposite them in the second column.

"BEE"	Black Economic Empowerment;
"Bonus Scheme"	the Imperial Bonus Right Scheme;
"business day"	any day other than a Saturday, Sunday or public holiday in South Africa;
"certificated shareholders"	shareholders who hold certificated Imperial shares;
"CGT"	Capital Gains Tax in terms of the Income Tax Act;
"CIPRO"	Companies and Intellectual Property Registration Office;
"circular" or "this circular"	this bound document, dated 20 March 2008, containing the circular to Imperial shareholders regarding the unbundling, related party acquisition in terms of the MCC minority transaction and providing information on the ancillary transactions, including the annexures hereto, the attached notice of combined general meeting and form of proxy (blue);
"combined general meeting"	the meeting of Imperial shareholders convened in terms of the notice of combined general meeting attached to and forming part of this circular to vote on the special and ordinary resolutions required to implement the unbundling, which has been convened to take place at 10:00 on Friday, 18 April 2008 at Imperial Place Jeppe Quondam, 79 Boeing Road East, Bedfordview;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act, 61 of 1973, as amended;
"CSDP"	Central Securities Depository Participant appointed by an Imperial shareholder for purposes of, and in regard to, dematerialisation in terms of the Securities Services Act;
"debenture holders"	the holders of the debentures issued by Lereko Mobility;
"debenture trust deed"	the debenture trust deed concluded between Lereko Mobility and the trustee for the debenture holders, on 22 April 2005, as amended, in terms of the agreement concluded between those parties on 25 February, 2008, which amendment is subject to the approval of the debenture holders as provided in paragraph 5.3 of this circular at a general meeting of debenture holders which will be held prior to the combined general meeting to consider the unbundling;
"dematerialisation" or "dematerialised"	the process by which certificated shares are converted to or held in an electronic form as uncertificated securities and recorded in the sub-register of security holders maintained by a CSDP, after the physical certificates have been validated and cancelled by the transfer secretaries and captured onto the Strate system by the selected CSDP or broker and the holding of securities is recorded electronically;
"dematerialised Imperial shares"	Imperial shares which have been dematerialised;
"dematerialised shareholders"	shareholders who hold dematerialised Imperial shares;
"directors"	the directors of Imperial;

"documents of title"	Imperial share certificates, certified transfer deeds, balance receipts or any other documents of title to certificated Imperial shares acceptable to Imperial;
"entitlement ratio"	one Eqstra share for every one Imperial ordinary share held by an Imperial ordinary shareholder at the close of business on the unbundling record date;
"ENS"	Edward Nathan Sonnenbergs Incorporated, (Registration number 2006/018200/21);
"EPS"	earnings per ordinary share;
"Eqstra"	Eqstra Holdings Limited (Registration number 1998/011672/06), a public company duly registered and incorporated in accordance with the laws of South Africa, all of the issued ordinary shares of which will be listed on the JSE based on the suspensive conditions of the unbundling being met;
"Eqstra Group"	Eqstra and its subsidiaries and associates;
"Eqstra ordinary shares"	ordinary shares of par value 0.1 cent each in the ordinary share capital of Eqstra;
"excluded foreign Imperial ordinary shareholders"	foreign Imperial ordinary shareholders who, in terms of the laws and regulations of their respective jurisdictions, may not receive unbundled Eqstra shares;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, enforced in terms of section 9 of the Currency and Exchanges Act, 9 of 1933, as amended;
"finalisation date"	the day by which the suspensive conditions in respect of the unbundling are required to be fulfiled, including the last day by which the entitlement ratio must be released on SENS, which is expected to be Friday, 2 May 2008;
"foreign Imperial ordinary shareholders"	Imperial ordinary shareholders who are resident in, or who are nationals or citizens of, or who have a registered address in, countries other than South Africa;
"HEPS"	headline earnings per ordinary share;
"IFRS"	International Financial Reporting Standards;
"Imperial" or "the Company"	Imperial Holdings Limited (Registration number 1946/021048/06), a public company duly registered and incorporated in accordance with the laws of South Africa, all of the issued Imperial ordinary shares and Imperial preference shares of which are listed on the JSE;
"Imperial board" or "the board"	the board of directors of Imperial;
"Imperial deferred ordinary shares"	issued deferred ordinary shares in Imperial of a par value of 4 cents each held by Ukhamba, which convert to Imperial ordinary shares when certain predetermined growth rates in headline earnings are achieved;
"Imperial Group" or "the group"	Imperial and any of its subsidiaries or associates from time to time;
"Imperial ordinary shares"	ordinary shares of par value 4 cents each in the issued share capital of Imperial listed on the JSE;
"Imperial ordinary shareholders"	holders of Imperial ordinary shares;
"Imperial preference shares"	non-redeemable non-participating preference shares of a par value of 4 cents each in the issued share capital of Imperial, listed on the JSE;
"Imperial preference shareholders"	holders of Imperial preference shares;
"Imperial preferred ordinary shares"	issued preferred ordinary shares of a par value of 4 cents each, issued to Lereko Mobility, which rank *pari passu* in all respects with Imperial ordinary shares in respect of voting and which will automatically convert into Imperial ordinary shares on 30 September 2010 on a one-for-one basis;

"Imperial shareholders"	holders of Imperial ordinary shares, Imperial preference shares, Imperial deferred ordinary shares and Imperial preferred ordinary shares;
"Income Tax Act"	the Income Tax Act, 58 of 1962, as amended;
"JIBAR"	the Johannesburg Interbank Agreed Rate, being the mid-market rate for deposits in Rand displayed on the appropriate page of the Reuters screen;
"JSE"	the JSE Limited (Registration number 2005/022939/06), a company duly registered and incorporated with limited liability under the laws of South Africa and licensed to operate an exchange under the Securities Services Act;
"last practicable date"	the last practicable date before the finalisation of this circular, being 11 March 2008;
"Lereko Mobility"	Lereko Mobility (Proprietary) Limited (Registration number 2004/034154/07), whose ordinary shares are owned 49% by Imperial and 51% by Lereko Consortium, established for the purposes of acquiring and holding the Imperial preferred ordinary shares and converted Imperial ordinary shares, as the case may be;
"listing date"	the proposed date of the initial listing of Eqstra on the JSE, which is expected to be on Monday, 12 May 2008, when Imperial ordinary shareholders commence trading their unbundled Eqstra shares;
"Listings Requirements"	the Listings Requirements of the JSE, as amended from time to time;
"MCC"	the MCC group of companies consisting of Civil Finance Company (Proprietary) Limited (Registration number 1980/001068/07), Explotech Marketing Services (Proprietary) Limited (Registration number 1975/003533/07), Five Six Seven Glen Austin (Proprietary) Limited (Registration number 1980/01068/07), MCC Contracts (Proprietary) Limited (Registration number 1983/008084/07), Mutual Construction Company (Transvaal) (Proprietary) Limited (Registration number 1988/002721/07), Dorstland Earth Moving (Proprietary) Limited (Registration number 1990/001/343/07) and MCC Mining (Proprietary) Limited (Registration number 1968/012783/07);
"MCC minorities"	collectively, the minority shareholders in the issued share capital of the relevant MCC company;
"MCC minority transaction"	the proposed buy-out of the MCC minorities in exchange for shares in the listed Eqstra;
"MCC minority consideration shares"	as part of the MCC minority transaction, issuing the MCC minorities shareholders with new shares in the listed Eqstra;
"MLSA"	Merrill Lynch South Africa (Proprietary) Limited (Registration number 1995/001805/07), a private company duly registered and incorporated in accordance with the laws of South Africa;
"NAC"	National Airways Corporation (Proprietary) Limited (Registration number 1945/019919/07), a private company duly registered and incorporated in accordance with the laws of South Africa;
"NACM"	nominal annual compounded monthly;
"NAV"	net asset value;
"Nozala"	Nozala Investments (Proprietary) Limited (Registration number 1996/004733/07), a private company duly registered and incorporated in accordance with the laws of South Africa;
"Rand" or "R"	South African Rand, the official currency of South Africa;
"Rand Merchant Bank" or "RMB"	Rand Merchant Bank, a division of FirstRand Bank Limited (Registration number 1929/001225/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"record date"	the date on which Imperial ordinary shareholders are required to be registered as such in the Imperial registers in order to participate in the unbundling, which is expected to be on Friday, 16 May 2008;

"registered office"	the registered office of Imperial, Imperial Place Jeppe Quondam, 79 Boeing Road East, Bedfordview;
"Reporting accountants and auditors"	Deloitte & Touche, auditors of Imperial;
"SAICA"	The South African Institute of Chartered Accountants;
"Securities Services Act"	the Securities Services Act, 36 of 2004, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"Share Purchase Scheme"	the Imperial Executive Share Purchase Scheme;
"South Africa"	the Republic of South Africa;
"STC"	Secondary Tax on Companies;
"Strate"	Strate Limited (Registration number 1998/022242/06), a company duly registered and incorporated with limited liability under the laws of South Africa and registered as a central securities depository in terms of the Securities Services Act responsible for the electronic custody and settlement system;
"subsidiary"	a subsidiary company as defined in section 1(3) of the Companies Act;
"suspensive conditions of the unbundling"	the suspensive conditions of the unbundling summarised in paragraph 5.3 of this circular;
"TNAV"	tangible net asset value;
"Tourvest"	Tourism Investment Corporation Limited (Registration number 1996/008144/06), a public company incorporated in accordance with the laws of South Africa, all of the issued ordinary shares of which are listed on the JSE;
"transactions"	proposed listing of Eqstra on the JSE followed by the unbundling of 100% of Imperial's interest in Eqstra, the replication of the Imperial BEE structure in Eqstra and the buy-out of the MCC minorities in exchange for shares in the listed Eqstra;
"transfer secretaries"	Computershare Investor Services (Proprietary) Limited (Registration number 2004/003647/07), a private company duly registered and incorporated in South Africa;
"TWB"	Tugendhaft Wapnick Banchetti & Partners, legal advisers and attorneys to Imperial;
"Ukhamba"	Ukhamba Holdings (Proprietary) Limited (Registration number 1998/017702/07), a private company incorporated in South Africa;
"unbundled Eqstra shares"	Eqstra shares received by the Imperial ordinary shareholders pursuant to the unbundling;
"unbundling"	the distribution to Imperial ordinary shareholders of 212 129 870 Eqstra shares, equating to 100% of the entire issued share capital of Eqstra, prior to the share issue to MCC minorities referred to in paragraph 4 of this circular, in compliance with section 90 of the Companies Act and in terms of section 46 of the Income Tax Act;
"unbundling agreements"	the sale of business agreements, sale of shares agreements and other transaction documents in terms of which the Eqstra Group acquired from the Imperial Group the businesses and subsidiaries referred to in paragraph 2 of this circular as a prelude to the unbundling, including the amendment of the BEE transactions concluded by Imperial with Ukhamba and Lereko Mobility, signed on 25 February, 2008;
"unbundling record date"	the record date for the unbundling, expected to be Friday, 16 May 2008;
"US$"	United States dollar, the official currency of the United States of America; and
"VAT"	Value-Added Tax.

Imperial Holdings Limited

Imperial Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/021048/06)
Ordinary share code: IPL ISIN: ZAE000067211
Preference share code: IPLP ISIN: ZAE000088076

Executive directors

Hubert Rene Brody *(CEO)*
Osman Suluman Arbee
Manuel Pereira de Canha
Recht Louis Hiemstra
Walter Stanley Hill
Nazeer Hoosen
Abdul Hafiz Mahomed
Gerhard Wessel Riemann

Non-executive directors

Leslie Boyd *(Chairman)*
Thulani Sikhulu Gcabashe *(Deputy Chairman)*
Phumzile Langeni
Michael John Leeming
James Roy McAlpine
Veli Joseph Mokoena
Popo Simon Molefe
Mohammed Valli Moosa
Max Vuyisile Sisulu
Roderick John Alwyn Sparks
Ashley Tugendhaft
Younaid Waja

Circular to Imperial shareholders

1. Introduction

In the detailed cautionary released on SENS on 27 February 2008 and published in the press on 28 February 2008, Imperial announced that it would seek shareholder approval to unbundle Eqstra.

The purpose of this circular is to provide Imperial shareholders with pertinent information regarding the terms and conditions of the unbundling, the amendment of the Imperial articles of association, proposed amendments to the Share Purchase Scheme and the Bonus Scheme, buy-out of MCC minorities and to convene a combined general meeting of Imperial shareholders in terms of the notice of general meeting attached to and forming part of this circular to consider and, if deemed fit, pass, with or without modification, the special and ordinary resolutions required to implement the transactions.

2. Rationale for the unbundling

Through its decentralised approach, Imperial has proven its ability to create businesses of considerable scale and with the maturity to grow independently and attract their own debt and equity investor bases. The Imperial board is of the opinion that Eqstra, which comprises Imperial Fleet Services, Imperial Flexi Fleet, Saficon Industrial Equipment, Impact Handling (UK), MCC and the distributorships for Terex and New Holland earthmoving equipment (previously being the Leasing and Capital Equipment division of Imperial), being a business of significant scale which lends itself to a high degree of financial leverage, has reached that point.

The capital structure of Imperial, which is maintained in accordance with the rating parameters of its debt capital market funding programme, does not allow Imperial to attract the requisite debt funding to continue to fund the robust growth that is being experienced by Eqstra – notably in the mining and capital equipment business. The asset intensive nature of the Eqstra balance sheet and its strong annuity cash flow stream, allows this business to adopt and maintain substantially higher gearing parameters in order to fund its growth on a sustainable basis.

Eqstra as a provider of earthmoving services and equipment is well-positioned as a supplier to the mining and construction sectors. These sectors offer significant growth potential given global demand for commodities and the South African infrastructural development curve. Furthermore, Eqstra is an established leasing company offering full lifecycle leasing services to the corporate sector, local and national government. It had an asset base of approximately R8 billion at 25 June 2007, comprising earthmoving and materials handling equipment, commercial and passenger vehicles.

The board believes that the unbundling will enhance shareholder value through:

- unlocking the growth potential of Eqstra by structuring its balance sheet appropriately;
- unlocking more growth potential for Imperial by the elimination of the high capital demands of the leasing business from its portfolio of businesses;
- providing shareholders with direct exposure to a mining and infrastructure-related investment;
- achieving sharper focus in the operations of the two listed entities; and
- an improved exposure of the intrinsic value of the two listed entities.

3. Future prospects of the Imperial Group

Subsequent to the unbundling, and the intended disposal of its aviation leasing businesses, Safair (Proprietary) Limited, Air Contractors Limited and the 50% interest in Safair Lease Finance (Proprietary) Limited and the disposal of its interest in Tourvest, which are referred to in paragraph 10 below, Imperial will be simplified through the removal of its consolidated capital intensive quasi-banking activities. It will, however, retain its exposure to vehicle related banking through its equity accounted share in Imperial Bank, for which it has no funding obligations. This will not only ensure management focus but will also create a balance sheet with sufficient capital to pursue further new and related growth opportunities.

The closure of the heavy truck assembly and distribution operations of Commercial Vehicle Holdings, which was previously announced, eliminated another capital intensive business with the long working capital cycle typical of that business. The group retains its truck dealerships, which are part of its vehicle franchise operations.

After the unbundling the group will operate in logistics in South Africa and Europe, car rental, and in integrated motor vehicle importation. retailing and financial services. Its objective will be to capitalise on the market leading positions and scale in these areas and enhance its exposure through organic and acquisitive means. Enabled by the release of capital from the abovementioned strategic initiatives, expansion into new initiatives related to services and logistics will be explored. Diversification will be aimed at service-related fields and areas of the economy where Imperial's distribution, logistics and financial services skills and platforms create an advantage.

Subsequent to the unbundling and disposals, Imperial will consist of three primary divisions, Logistics and Transport, Car Rental and Related Tourism Services, and Retail Motor and Financial Services, organised as follows:


Imperial
Logistics and Transport
• Southern Africa
• Europe
Car Rental and Related Tourism Services
• Car Rental
• Tourism Services
Retail Motor and Financial Services
• Distribution
• Motor Dealerships
• Insurance
• Imperial Bank JV

4. Acquisition of MCC minority interest

In anticipation of the unbundling, an agreement has been reached for Eqstra to acquire, subject to the suspensive conditions listed in paragraph 4.5 below, the interest of the MCC minorities in MCC by issuing the minority shareholders with new shares in the listed Eqstra. As a consequence, MCC minorities will receive 46 260 000 shares in Eqstra, representing approximately 16% of the issued shares of Eqstra as consideration and MCC will be one of the largest business units in Eqstra. The acquisition of the interest of the MCC minorities in MCC will better position Eqstra for growth as it simplifies and strengthens the capital structure and aligns shareholder interests.

4.1 Background on MCC

MCC specialises in opencast contract mining of chrome, platinum, gold and base metals. MCC is an industry leader in the opencast hard rock mining, environmental mining and planning, bulk earthworks and ground rehabilitation. MCC will design and implement a mining plan and deliver the final product at an economical cost per cubic meter or tonne. In-depth project planning, rehabilitation, surface blasting, hard rock mining and ore recovery are all part of the complete mining package, offered by MCC. MCC does not take any operational mining risk, which remains with the mining company.

MCC offers one of the largest fleets of opencast mining equipment in South Africa. MCC's commitment extends to provide drilling and blasting expertise by providing explosive technology and products to support the mining and earthmoving industry. MCC's project management division offers an all-in-one service, backed by the most sophisticated software and design expertise to assist clients in assessing any job and recommending the right plant at the most economical cost per unit. Project management is a service that is equipped with experienced qualified professionals. This division has operated throughout Southern Africa with projects currently in South Africa, Zimbabwe and Namibia.

4.2 Parties to the MCC minority transaction

MCC consists of Civil Finance Company (Proprietary) Limited, Explotech Marketing Services (Proprietary) Limited, Five Six Seven Glen Austin (Proprietary) Limited, MCC Contracts (Proprietary) Limited, Mutual Construction Company (Transvaal) (Proprietary) Limited, Dorstland Earth Moving (Proprietary) Limited and MCC Mining (Proprietary) Limited.

The MCC minorities, collectively, refer to the minority shareholders in the issued share capital of the relevant MCC company and consist of B M Coetzer, S D Coetzer, Topclass Ventures (Proprietary) Limited (a company controlled by M R Barnes), Michael Reid Barnes Investments (Proprietary) Limited (a company controlled by M R Barnes), T J Adams, R D Bethwaite, N M Claassen, Newshelf 774 (Proprietary) Limited (a company controlled by Nozala) and J C Pretorius.

4.3 Related parties

Certain of the MCC minorities are also directors of MCC companies and are, therefore, classified as related parties as defined in the Listings Requirements. Consequently, a fairness opinion from an independent professional expert acceptable to the JSE, required in terms of paragraph 10.4(f) of the Listings Requirements, has been obtained.

Deloitte & Touche Corporate Finance has been appointed as independent professional expert to opine on the fairness of the transaction to Imperial's shareholders and this opinion is contained in Annexure 3 to this circular.

The relevant directors are as follows:

Director	Directorship held in	Effective interest in MCC minority transaction
M R Barnes	MCC Contracts (Proprietary) Limited Explotech Marketing Services (Proprietary) Limited Mutual Construction Company (Transvaal) (Proprietary) Limited Civil Finance Company (Proprietary) Limited Five Six Seven Glen Austin (Proprietary) Limited MCC Mining (Proprietary) Limited	68.5% of the MCC minority consideration shares 10.9% interest in Eqstra with 31 238 650 shares through Topclass Ventures (Proprietary) Limited) and 450 551 shares through Michael Reid Barnes Investments (Proprietary) Limited
T J Adams	MCC Contracts (Proprietary) Limited	2.4% of the MCC minority consideration shares 0.4% interest in Eqstra with 1 118 400 shares

Director	Directorship held in	Effective interest in MCC minority transaction
J C Pretorius	MCC Contracts (Proprietary) Limited	7.3% of the MCC minority consideration shares 1.2% interest in Eqstra with 3 355 200 shares
S Dakile-Hlongwane (nominated by Nozala)	MCC Contracts (Proprietary) Limited Mutual Construction Company (Transvaal) (Proprietary) Limited	17.9% of the MCC minority consideration shares 2.9% interest in Eqstra with 8 272 000 shares held by Nozala through Newshelf 774 (Proprietary) Limited
S D Coetzer	Explotech Marketing Services (Proprietary) Limited	1.0% of the MCC minority consideration shares 0.2% interest in Eqstra with 442 200 shares
S Vos	Mutual Construction Company (Transvaal) (Proprietary) Limited	0.8% of the MCC minority consideration shares 0.1% interest in Eqstra with 367 200 shares
N Claassen	Mutual Construction Company (Transvaal) (Proprietary) Limited	0.8% of the MCC minority consideration shares 0.1% interest in Eqstra with 367 200 shares
R Bethwaite	Mutual Construction Company (Transvaal) (Proprietary) Limited	0.8% of the MCC minority consideration shares 0.1% interest in Eqstra with 367 200 shares

The related parties will not be allowed to vote on the approval for the MCC minority transaction, in accordance with the Listings Requirements.

4.4 Pricing

The original agreement between Imperial and the MCC minorities provided for a buy-out in 2010 at a price based on a pre-determined formula. The parties have agreed, based on the terms of that agreement and also the anticipated performance of MCC, that a value of R1.157 billion would be placed on the 49.9% interest currently owned by the minority shareholders. In consideration for their shares in MCC, MCC minorities will be issued shares in the listed company, Eqstra. Based on the agreed terms, MCC minorities will hold approximately 16% equity interest in Eqstra.

The purchase price payable shall be discharged through the issuance of 46 260 000 Eqstra shares, subject to the fulfilment of the conditions precedent (contained in paragraph 4.5 below), by the allotment and issue to each MCC minority of the relevant number of Eqstra shares which equates to the value in Rand, of the relevant shareholders' proportion at the listing date, which is expected to be on or about Monday, 12 May 2008.

4.5 Conditions precedent

The MCC minority transaction is subject to and conditional upon the fulfilment of the following conditions precedent:

- the approval of the unbundling by the board of directors of Imperial;
- the approval of the MCC minority transaction by the shareholders of Imperial, excluding the related parties, in general meeting;
- the final pre-listing statement does not differ in any material respect from the draft pre-listing statement, so as to impact adversely on the value of the minority specified shares;
- the approval of the Eqstra unbundling by the shareholders of Imperial in general meeting; and
- the listing of the Eqstra shares on the JSE.

5. The unbundling

Imperial will, subject to the fulfilment of the suspensive conditions of the unbundling, distribute, in compliance with section 90 of the Companies Act and, in terms of section 46 of the Income Tax Act, 212 129 870 Eqstra shares to the Imperial ordinary shareholders in proportion to such Imperial ordinary shareholders' ordinary shareholding in Imperial.

5.1 The entitlement ratio

At the last practicable date, the number of ordinary shares in the issued share capital of Imperial was 212 129 870. At the record date, the number of Eqstra shares which will be held by Imperial will be the same number of ordinary shares as the issued share capital of Imperial at that date. Following the fulfilment of the suspensive conditions of the unbundling (set out in paragraph 5.3 below), each Imperial ordinary shareholder will receive one Eqstra share for each Imperial ordinary share held on the unbundling record date.

5.2 Tax relief available for the unbundling transactions

Imperial intends to rely on the provisions of section 46 of the Income Tax Act for the unbundling. This section provides relief from CGT and STC which would ordinarily be payable in respect of a transaction of this nature. This section is subject to the proviso that the tax relief is not available for distributions to non-qualifying shareholders. It is not anticipated that Imperial will have non-qualifying shareholders, but the effect is that if Imperial has non-qualifying shareholders on the last date to trade, CGT and STC will be payable in respect of the distribution of the Eqstra shares to those shareholders. Imperial ordinary shareholders are referred to Annexure 6 to this circular for information on the taxation consequences relating to the unbundling.

5.3 Suspensive conditions of the unbundling

The unbundling is conditional upon the following suspensive conditions, which remain outstanding as at the last practicable date, being fulfiled:

- approval by the Imperial shareholders in general meeting of the various special and ordinary resolutions required to implement the unbundling and amend the articles of association of Imperial to accommodate the unbundling as set out in the notice of combined general meeting annexed to this circular;
- approval by special resolution of the debenture holders in general meeting of the amendment of the debenture trust deed to accommodate the unbundling;
- the registration by CIPRO of the special resolutions referred to above;
- the listing of Eqstra shares on the JSE; and
- articles of association of Eqstra and its subsidiaries are approved by the JSE at least six days prior to the last day to trade.

5.4 Listing of the Eqstra shares

It is Eqstra's intention that, subject to the fulfilment of the conditions precedent, Eqstra shares will be listed on the JSE on the listing date, subject to JSE approval.

5.5 Financial information relating to the unbundling

5.5.1 Pro forma financial effects of the unbundling on Imperial

The table below sets out the unaudited *pro forma* financial effects of the unbundling on Imperial's unaudited basic EPS, fully diluted basic EPS, HEPS, fully diluted HEPS, NAV per ordinary share and TNAV per ordinary share based on the unaudited results of Imperial for the six months ended 31 December 2007.

The unaudited *pro forma* financial effects are the responsibility of the directors and have been prepared for illustrative purposes only to provide information about how the Imperial unbundling may have affected the financial position of Imperial on the relevant reporting date. Due to the fact that the unaudited *pro forma* financial effects are based on the unaudited interim results, this may not be a fair reflection of Imperial's financial position after the implementation of the unbundling.

	Unaudited unadjusted Imperial before the unbundling (cents)	Unaudited adjusted Imperial after the unbundling (cents)	Change (%)
EPS	(289.6)	(402.6)	(39.0)
Fully diluted EPS	(246.3)	(349.9)	(42.1)
HEPS	535.5	440.1	(17.8)
Fully diluted HEPS	510.0	422.5	(17.2)
NAV per share	5 569.0	4 799.3	(13.8)
TNAV per share	5 077.4	4 337.3	(14.6)

Imperial ordinary shareholders are referred to Annexure 1 to this circular which contains detailed notes relating to the *pro forma* financial effects set out in the table above.

5.5.2 *Pro forma financial effects of the transactions on Eqstra*

The table below sets out the unaudited *pro forma* financial effects on Eqstra of the unbundling and the accounting impact of the BEE and MCC minority transactions, based on the unaudited results of Eqstra for the six months ended 31 December 2007.

The unaudited *pro forma* financial effects are the responsibility of the Eqstra directors and have been prepared for illustrative purposes only to provide information about how the listed transactions may have affected the financial position of the Eqstra shareholders. Due to their nature, the unaudited *pro forma* financial effects may not be a fair reflection of Eqstra's financial position after implementation of the unbundling and related transactions. For additional information on the impact on Eqstra, please refer to the Eqstra pre-listing statement, which was mailed together with this circular.

	Unaudited unadjusted Eqstra before the unbundling (cents)	Unaudited adjusted Eqstra after the unbundling (cents)	Change (%)
EPS	95.5	95.9	0.5
HEPS	80.1	83.3	4.1
NAV per share	559.3	709.4	26.8
TNAV per share	532.8	699.7	31.3

Imperial ordinary shareholders are referred to Annexure 1 to this circular which contains detailed notes relating to the *pro forma* financial effects set out in the table above.

5.5.3 *Pro forma income statement and balance sheet*

The *pro forma* income statement and balance sheet of Imperial, following the unbundling, is set out in Annexure 1 to this circular.

5.5.4 *Independent reporting accountants' report on the pro forma financial information regarding the unbundling on Imperial*

The independent reporting accountants' report on the *pro forma* financial information contemplated in paragraphs 5.5.1 and 5.5.2 above is set out in Annexure 2 to this circular.

5.6 Combined general meeting

The combined general meeting will be held at Imperial Place, Jeppe Quondam, 79 Boeing Road East, Bedfordview, Gauteng at 10:00 on Friday, 18 April 2008 to consider, and if deemed fit, to pass the special and ordinary resolutions required to implement the unbundling.

Imperial shareholders are referred to the notice of combined general meeting for detail on the special and ordinary resolutions to be proposed at the combined general meeting and the action required by Imperial shareholders section of this circular for information on the procedure to be followed by Imperial shareholders in order to exercise their vote at the combined general meeting.

5.7 Directors' opinions and recommendations

The Imperial board has considered the terms of the unbundling and recommends that Imperial shareholders vote in favour of the special and ordinary resolutions required to implement the unbundling.

The members of the Imperial board, who hold shares in Imperial, have undertaken to vote in favour of the special and ordinary resolutions required to implement the unbundling in respect of all of the Imperial shares held by them.

The Imperial board has also considered the terms of the MCC minority transaction including, *inter alia*, the fairness opinion, the text of which is set out in Annexure 3 to this circular and recommends that shareholders vote in favour of the ordinary resolutions required to implement the MCC minority transaction.

The members of the Imperial board have undertaken to vote in favour of the ordinary resolutions required to implement the MCC minority transaction in respect of all of the Imperial shares held by them.

5.8 Foreign Imperial ordinary shareholders

The distribution of Eqstra shares to foreign Imperial ordinary shareholders in terms of the unbundling, may be affected by the laws of such foreign Imperial ordinary shareholders' relevant jurisdiction. Those foreign Imperial ordinary shareholders should consult their professional advisers as to whether they require any governmental or other consent or need to observe any other formalities to enable them to take up their rights.

Foreign Imperial ordinary shareholders are referred to Annexure 5 to this circular for further information on the restrictions applicable to foreign Imperial ordinary shareholders.

5.9 Exchange control

Imperial ordinary shareholders whose registered address is outside the common monetary area will need to comply with the Exchange Control Regulations contained in Annexure 5 to this circular.

If Imperial ordinary shareholders are in any doubt as to what action to take they should consult their professional advisers.

5.10 Impact of the unbundling on the existing Imperial share incentive schemes

Two of the share schemes that Imperial currently has in place, require to be amended in order to accommodate the unbundling:

- the Share Purchase Scheme; and
- the Bonus Scheme.

The Share Purchase Scheme enables selected employees of the Imperial Group to purchase Imperial ordinary shares. The purchase price, together with interest thereon, is payable by the participant over an extended period and the shares are pledged by the participant to the trustees of the scheme as security for the payment. The scheme was designed to focus management performance on creating shareholder value. The current rules of the Share Purchase Scheme do not make specific provision for a transaction of the nature of the unbundling.

The Bonus Scheme is a typical "phantom share scheme" which enables Imperial to award selected employees of the Imperial Group the right to receive a cash bonus based on the appreciation in the number of notional Imperial shares awarded to the participant, from the time of the award to the date of the bonus payment which is to occur after a period of several years. The scheme was, likewise, designed to focus management performance on creating shareholder value. The current rules of the Bonus Scheme do not make specific provision for a transaction of the nature of the unbundling.

The Imperial board is of the view that participants in the schemes should not be advantaged or prejudiced by the unbundling, and should be placed in a position after the unbundling that leaves them as close as possible to the position that they would have been in, had it not been for the unbundling. Specifically, as well, in respect of the Bonus Scheme, the bonus payment obligation to the participant in terms of that scheme ought to be transferred from Imperial to Eqstra, in respect of participants who were granted bonus rights prior to the unbundling and who will be employed by Eqstra after the unbundling. Accordingly, the directors have proposed the following amendments to the two schemes:

5.10.1 The Share Purchase Scheme

- The scheme is to be amended to provide that the Eqstra shares which will be received by a participant in terms of the unbundling will be subject to the pledge referred to in paragraph 5.10 above; and
- at the same time, in order to enlist the consent of the participants to the amendment proposed above, certain provisions of the scheme which, it is considered, are prejudicial to participants and detract from the purpose and objective of the scheme, will be amended, essentially to permit an extension of the time period for payment of the purchase price in circumstances where the aggregate of the market value of the Imperial shares and Eqstra shares, which are the subject of the pledge, is less than the outstanding debt.

5.10.2 The Bonus Scheme

- In respect of offers granted and accepted by participants prior to the unbundling, the bonus is to be calculated with reference to the market value at the bonus payment date of the Imperial notional shares linked to the bonus and an equivalent number of Eqstra notional shares, less the market value of the Imperial notional shares at the date of the grant of the bonus right, so that the participants are not disadvantaged by the unbundling; and
- all participants who were granted bonus rights prior to the unbundling, and who, consequent upon the unbundling, are employed by Eqstra, will be paid their bonus entitlement by Eqstra instead of by Imperial.

In order to give effect to these proposals, the Share Purchase Scheme and the Bonus Scheme require to be amended in the respects set out in Ordinary Resolution Number 3 and Ordinary Resolution Number 4 contained in the notice of combined general meeting attached to and forming part of this circular, to which amendments the participants under the schemes have consented, their consent being a requirement in terms of the schemes. The directors will not vote their respective shares in Imperial on the special and ordinary resolutions relating to the amendments to the above schemes in which they have an interest.

5.11 Impact of the unbundling on the Imperial BEE arrangements

Imperial has implemented two BEE equity ownership transactions to date, one with Ukhamba and the other with Lereko Mobility. It is the intention for both Ukhamba and Lereko Mobility to be placed in the same economic position post the unbundling as they were in before the unbundling. The effect on the Ukhamba and Lereko Mobility BEE transactions is dealt with below. In order to accommodate the unbundling, the terms and conditions of Imperial's deferred ordinary shares and preferred ordinary shares will be amended in terms of the special resolutions amending Articles 55 and 56 of the articles of association of Imperial, which form part of the notice of combined general meeting attached to this circular.

5.11.1 Ukhamba

At the last practicable date, Ukhamba held 5 973 421 ordinary shares and 16 781 968 deferred ordinary shares in Imperial. In terms of the unbundling, Ukhamba will receive 5 973 421 ordinary shares in Eqstra.

In order to ensure that Ukhamba is not disadvantaged by the unbundling, Ukhamba will be offered to subscribe for 16 781 968 "A" deferred ordinary shares in Eqstra at their par value of 0.1 cent each. As a consequence, the hurdle rate which regulates the conversion of the deferred ordinary shares to Imperial ordinary shares will be amended to exclude Eqstra while an equivalent hurdle rate, based on Eqstra's performance, will apply to the Eqstra "A" deferred ordinary shares.

Save as set out above, the salient terms and conditions of the Eqstra "A" deferred ordinary shares will be substantially the same as the current Imperial deferred ordinary shares, except for the hurdle rates that govern their conversion into ordinary shares.

5.11.2 Lereko Mobility

At the last practicable date, Lereko Mobility held 14 516 617 preferred ordinary shares in Imperial. These Imperial preferred ordinary shares pay fixed coupons, which, in aggregate, amount to 535 cents per annum per preferred ordinary share.

In order to implement the unbundling in the most efficient manner, Imperial has decided not to change the preferred dividend of the preferred ordinary shares in Imperial. Therefore, Imperial will continue to pay the same fixed dividend coupons to the preferred ordinary shareholders.

However, in order to ensure that Lereko Mobility is not disadvantaged by the unbundling, Lereko Mobility will, as part of the unbundling, be offered to subscribe for 14 516 617 "B" deferred ordinary shares in Eqstra at their par value of 0.1 cent each.

The salient terms and conditions of the Eqstra "B" deferred ordinary shares in Eqstra, which will otherwise be substantially the same as the Imperial preferred ordinary shares, will not entitle holders to a dividend in the normal course of events in the period up to, and including, 30 September 2010. Accordingly, the Eqstra "B" deferred ordinary shares to be issued by Eqstra to Lereko Mobility will have the following key features:

- they will not pay a regular dividend in the period up to, and including, 30 September 2010;
- they will convert on a one-for-one basis into Eqstra ordinary shares on 30 September 2010;
- they will rank *pari passu* with Eqstra ordinary shares in terms of voting; and
- they will be subject to a call option in favour of Eqstra, exercisable on 15 June 2015, over a formula-determined number of converted shares, at their par value of 0.1 cent each.

5.11.3 Issue of unlisted voting instruments

Confirmation from an independent professional expert acceptable to the JSE is required in terms of the Listings Requirements to indicate whether or not the issue of unlisted voting instruments ("A" and "B" deferred ordinary shares) by Eqstra to both Ukhamba and Lereko Mobility is fair to Imperial shareholders.

Deloitte & Touche Corporate Finance has been appointed as the independent professional expert to opine on the fairness to Imperial's shareholders of the issuance of unlisted voting instruments and this opinion is contained in Annexure 4 to this circular.

5.12 Treasury shares

As a result of Imperial owning – through its subsidiary company Imperial Corporate Services (Pty) Limited – a total of 23 864 456 Imperial ordinary shares, the company will receive 23 864 456 ordinary shares in Eqstra, representing a stake of 8.2% of the issued share capital of Eqstra, upon the unbundling of Eqstra after taking into account the MCC minority transaction. Imperial is currently evaluating a number of options to monetise this stake in the short- to medium term, which options include a disposal to a strategic buyer, a possible sale to a BEE buyer, or a capital market transaction.

5.13 Costs

The costs of the unbundling (excluding VAT) being borne by Imperial include the following:

Service	**Service provider**	**Amount (R'000)**
Advisory	RMB	4 900
Sponsor	MLSA	138
Legal fees (including structuring and preparation of all unbundling agreements and resolutions and tax advisory fees on the BEE transactions)	TWB	2 000
Tax advisory fees	ENS	400
Independent reporting accountants' report and fairness opinions	Deloitte & Touche	800
JSE documentation inspection	JSE	13
Publishing and printing	INCE	130
		8 381

6. Information relating to Imperial

6.1 History and nature of the business

Imperial was incorporated in South Africa on 15 March 1946 and is listed on the JSE, under 'Diversified Industrials sub-sector of the General Industrial sector', JSE code 'IPL'. Imperial is a holding company engaged, through its subsidiaries and associates, in logistics and transport, leasing and capital equipment, aviation, car rental and tourism, distributorships, motor vehicle dealerships, banking, life assurance and short-term insurance.

Imperial has become a powerful force in the wider transportation and mobility markets in Southern Africa and Europe with less significant operations in Australia and the United Kingdom.

The group's activities in these markets encompass a wide range of related sales and services:

- integrated logistics solutions, combining asset ownership and intellectual capital;
- fleet management and capital equipment distribution and rental;
- vehicle and forklift leasing;
- car rental and tourism;
- motor vehicle and aviation import, distribution and sales;
- motor vehicle dealerships; and
- related financial services businesses aimed at extracting further value from vehicle finance and insurance.

The Company has expanded since the late 1970s into the full spectrum of mobility products and services which combines to facilitate maximum synergies between business entities.

6.2 Share trading history

The trading history of Imperial ordinary shares is set out in Annexure 8 to this circular.

6.3 Authorised share capital of Imperial

The authorised share capital of Imperial at the last practicable date is set out below:

Authorised		**R' million**
394 999 000	ordinary shares of 4 cents each	15
50 000 000	deferred ordinary shares of 4 cents each	2
15 000 000	preferred ordinary shares of 4 cents each	1
40 000 000	non-redeemable, non-participating preference shares of 4 cents each	2
1 000	redeemable preference shares of 4 cents each	–
Total authorised share capital		20

6.4 Issued share capital

The issued share capital of Imperial at the last practicable date is set out below:

Issued		**R' million**
212 129 870	ordinary shares of 4 cents each	8
16 781 968	deferred ordinary shares of 4 cents each	1
14 516 617	preferred ordinary shares of 4 cents each	1
4 540 041	non-redeemable, non-participating preference shares of 4 cents each	–
Share premium		672
Total issued share capital		682

7. Major beneficial shareholders

At the last practicable date, the following Imperial ordinary shareholders were beneficially interested in 5% or more of the issued share capital of Imperial, either directly or indirectly:

Name of shareholder	**Share class**	**Number of Imperial shares held ('000)**	**Percentage of Imperial voting shares held**
Public Investment Corporation	Ordinary	39 043	17.8
Ukhamba	Ordinary	5 973	2.7
Ukhamba	Deferred ordinary	16 782	7.6
Lereko Mobility	Preferred ordinary	14 517	6.6

8. Directors and management

8.1 Imperial directors

Imperial shareholders are referred to Annexure 7 to this circular for detail on the Imperial directors.

8.2 Directors' emoluments

8.2.1 The directors' emoluments will not be affected by the transaction.

8.2.2 W S Hill will in June 2012 become entitled to a performance bonus of a maximum of R4 500 000 depending on the profit before tax of Eqstra for the five years from June 2008 to June 2012.

8.2.3 Directors' emoluments for the 2007 financial year were as follows:

Director	Salaries and fees R'000	Bonus R'000	Retirement and medical contribution R'000	Other benefits R'000	Directors' fees R'000	Subsidiaries associates and sub-committee fees R'000	2007 Total R'000
Non-Executive							
L Boyd					224	88	**312**
P L Erasmus					112	22	**134**
P Langeni					112	54	**166**
M J Leeming					112	262	**374**
J R McAlpine					112	186	**298**
P Molefe					112		**112**
V Moosa					112		**112**
A Tugendhaft					112	186	**298**
V J Mokoena	648	500	76	162	112		**1 498**
C E Scott					112	88	**200**
M V Sisulu					112	270	**382**
R Sparks					112	76	**188**
Y Waja					112	54	**166**
Sub-total	**648**	**500**	**76**	**162**	**1 568**	**1 286**	**4 240**
Executive							
W G Lynch *(deceased)*	2 896	1 750	415	211			**5 272**
R J Boëttger	1 935	1 000	500	392			**3 827**
H R Brody	2 144	1 500	364	94			**4 102**
M P de Canha	2 349	1 750	396	226			**4 721**
R L Hiemstra	2 298	1 500	388	113			**4 299**
W S Hill	2 323	1 500	392	72			**4 287**
A H Mahomed	2 901	1 750	484	184			**5 319**
G W Riemann	3 274	4 093	633	370	84		**8 454**
Sub-total	**20 120**	**14 843**	**3 572**	**1 662**	**84**		**40 281**
Total	**20 768**	**15 343**	**3 648**	**1 824**	**1 652**	**1 286**	**44 521**

8.3 Directors' interests in securities

The director's interests in Imperial ordinary shares, at the last practicable date, are set out below:

8.3.1 On the last practicable date, the directors of Imperial and their associates held the following interests in Imperial ordinary shares:

Director	Beneficial direct	Beneficial indirect	Percentage held
Non-Executive			
L Boyd	928		0.00
M J Leeming		928	0.00
V J Mokoena	35 000		0.02
R J A Sparks	40 000		0.02
Y Waja	927		0.00
Executive			
O S Arbee	150 000		0.07
H R Brody	175 000		0.08
M P de Canha	876 219		0.41
R L Hiemstra	212 221		0.10
W S Hill	177 783		0.08
N Hoosen	169 500		0.08
A H Mahomed	351 509	6 444	0.17

Executives and non-executives interests are 0.99% and 0.04%, respectively.

8.4 Directors' service contracts

8.4.1 No service agreements have been entered into between Imperial and its directors for periods longer than two years, except for Mr G W Riemann whose contract expires in 2009. No retrenchment or termination payments were made by Imperial to any of its directors in the past two years.

8.4.2 The executive directors' service contracts are all subject to termination notice of no longer than three months. No terms contained in the executive directors' service contracts are outside of those prescribed by the Labour Relations Act, 66 of 1995, as amended.

8.5 Directors' interest in transactions

No director has or had any interest, directly or indirectly, in any transaction which was effected by Imperial during the current financial year or in respect of any previous financial year and which remains in any respect outstanding or unperformed.

8.6 Directors' interest in Eqstra

None of the directors had any shareholding in Eqstra at the last practicable date. As a consequence of the unbundling, the directors holding ordinary shares in Imperial will be entitled to the same ratio of Eqstra ordinary shares.

9. Information relating to Eqstra

The pre-listing statement relating to the listing of Eqstra in the Diversified Industrials sub-sector of the General Industrial sector of the JSE under the share code EQS and ISIN: ZAE000117123 enclosed together with this circular, contains all the relevant information relating to Eqstra.

10. Material changes

As was communicated in the interim results announcement published on 27 February 2008, the following changes have occurred in the financial and trading position of the Company since the end of the last financial period:

- the Commercial Vehicle Holdings business which assembled and distributed commercial vehicles, was discontinued;
- the group commenced a process of disposing of the Aviation division, excluding NAC;
- the process of disposing of the group's 66% interest in Tourism Investment Corporation Limited, a listed entity was commenced; and
- trading conditions in the motor retail and related markets deteriorated.

10.1 Rationale for the disposal of Tourvest

Tourvest is an integrated tourism organisation mainly focusing on sub-Saharan Africa. Imperial announced on 28 August 2007 that it was re-assessing its portfolio in order to achieve the optimal business mix, given the economic outlook, the cost of capital and its proven skills set. Although Imperial has other tourism-related businesses in car rental, coach touring and selected inbound tourism services, much of Tourvest's operations are regarded as falling outside of its chosen frame of tourism activities.

10.2 Rationale for the disposal of the Aviation division

At the time of announcing the process of reassessing Imperial's business mix, it was also announced that Imperial had earmarked its Aviation division (excluding NAC) for disposal. Aviation leasing requires the ongoing contribution of significant amounts of capital in order to grow and be competitive. Furthermore it requires a very low cost of capital that can only be achieved through high levels of gearing, which is normally not achievable on the balance sheet of an industrial company. It was therefore concluded that Imperial would not be able to continue being competitive in this industry. The volatility of the Rand also makes the operation of an essentially US$ denominated business difficult and unpredictable.

As reported in the interim results announcement on 27 February 2008, the discontinuation of the Commercial Vehicle Holdings and aviation businesses resulted in a loss of R1.5 billion. The proposed sale of Tourvest is expected to generate a profit on sale.

11. Material contracts

Other than the proposed disposals referred to in paragraph 10 above, the various transactions forming part of the unbundling agreements in terms of which the businesses and subsidiaries of the Imperial group referred to in paragraph 2 above, have been disposed of to Eqstra, the MCC minority transaction referred to in paragraph 4 above and the BEE transactions with Ukhamba and Lereko Mobility restructured, as a prelude to the unbundling, Imperial has not entered into any material contracts, other than in the ordinary course of business, carried on by Imperial and its subsidiaries.

12. Litigation

There are no legal or arbitration proceedings which may have, or have had, during the 12-month period preceding the date of this circular, a material effect on the financial position of Imperial or any of its subsidiaries. Furthermore, Imperial is not aware of any such proceedings that are pending or threatened.

13. Working capital statement

The directors are of the opinion and have reasonable grounds for believing that, subsequent to the unbundling, the working capital available to the Imperial Group will be sufficient for its requirements and will remain sufficient for the 12 months following the date of issue of this circular, and specifically, the directors, having considered the effect of the unbundling, are of the opinion that:

- the Imperial Group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of issue of this circular;
- the assets of the Imperial Group will be in excess of the liabilities of the Imperial Group for a period of 12 months after the date of issue of this circular. For this purpose, the assets and liabilities should be recognised and measured in accordance with the accounting policies used in the latest audited annual Imperial Group financial statements;

- the share capital and reserves of the Imperial Group will be adequate for ordinary business purposes for a period of 12 months after the date of issue of this circular; and
- the working capital of the Imperial Group will be adequate for ordinary business purposes of the Imperial Group for a period of 12 months after the date of issue of this circular.

14. Directors' responsibility statement

The directors of Imperial, whose names are given on page 8, collectively and individually, accept full responsibility for the accuracy of the information given and certify to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by the Listings Requirements.

15. Documents available for inspection

Copies of the following documents will be made available for inspection at the registered office of Imperial, during normal office hours from the date of issue of this circular up to and including the date of the combined general meeting:

- this circular;
- the Eqstra pre-listing statement (mailed together with this circular) and the documents referred to in paragraph 13 of the pre-listing statement;
- the memoranda and articles of association of Imperial and its subsidiaries;
- the memorandum and articles of association of Eqstra;
- audited annual financial statements of Imperial for the three financial years ended 25 June 2007, 2006, 2005 and the unaudited interim results for the six months ended 31 December 2007;
- the unbundling agreements;
- the MCC minority transaction agreement;
- all other material contracts referred to in paragraph 11 above;
- independent reporting accountants' report on the *pro forma* financial information and the *pro forma* financial effects contained in this circular;
- the fairness opinions of the independent professional expert, the text of which is included as Annexures 3 and 4;
- written consents from TWB, Deloitte & Touche, RMB, MLSA and ENS for the inclusion of their names and reports in this circular in the form and context in which they appear; and
- rules of the relevant share and bonus schemes, for which amendments are to be approved by shareholders at the combined general meeting.

For and on behalf of

IMPERIAL HOLDINGS LIMITED

H R Brody
Chief Executive Officer

who warrants that he is duly authorised hereto in terms of a resolution passed by the board of directors of Imperial Holdings Limited

Johannesburg
20 March 2008

Pro forma financial information regarding the unbundling

The unaudited *pro forma* financial effects are the responsibility of the directors and have been prepared for illustrative purposes only to provide information about how the unbundling may have affected the financial position of Imperial on the relevant reporting date. Due to their nature, the unaudited *pro forma* financial effects may not be a fair reflection of Imperial's financial position after the implementation of the unbundling.

Imperial Holdings Limited – *PRO FORMA* INCOME STATEMENT
For the six months ended 31 December 2007

The *pro forma* income statement has been prepared on the assumption that the corporate activity as defined had been implemented on 26 June 2007.

Notes	2007 Before the unbundling R'm	2007 Leasing and capital equipment division R'm 3.a	2007 Subsidiaries not acquired R'm 3.b	2007 Additional funding R'm 3.c	2007 Share Incentive Trust R'm 3.d	2007 Lereko Call Option R'm 3.e	2007 Repayment of Intergroup debt R'm 3.f	2007 Sub-total R'm	2007 Listing costs and treasury shares R'm 3.g	2007 Total adjustments R'm	2007 After the unbundling *Pro forma* R'm
CONTINUING OPERATIONS											
Revenue	31,670	3,314						3,314		3,314	28,356
Net operating expenses	(28,341)	(2,168)						(2,168)	10	(2,158)	(26,183)
Profit from operations before depreciation and recoupments	3,329	1,146		–	–	–	–	1,146	10	1,156	2,173
Depreciation, amortisation and recoupments	(1,029)	(511)						(511)		(511)	(518)
Operating profit	2,300	635	–					635	10	645	1,655
Foreign exchange losses	–	(14)						(14)		(14)	14
Fair value gains to foreign exchange derivatives	14	7						7		7	7
Fair value losses on other financial instruments	(83)					(17)		(17)		(17)	(66)
Exceptional items	(5)									–	(5)
Profit before net financing costs	2,226	628	–	–	–	(17)		611	10	621	1,605
Net finance costs including fair value gains and losses	(542)	(224)		21				(203)		(203)	(339)
Income from associates and joint ventures	83									–	83
Profit before tax	1,767	404	–	21	–	(17)	–	408	10	418	1,349
Income tax expense	517	120		6				126		126	391
Profit after taxation	1,250	284		15	–	(17)	–	282	10	292	958

Imperial Holdings Limited – *PRO FORMA* INCOME STATEMENT (Continued)
For the six months ended 31 December 2007

Notes	2007 Before the un-bundling R'm	2007 Leasing and capital equip-ment division R'm 3.a	2007 Sub-sidiaries not acquired R'm 3.b	2007 Addi-tional funding R'm 3.c	2007 Share Incentive Trust R'm 3.d	2007 Lereko Call Option R'm 3.e	2007 Re-payment of Inter-group debt R'm 3.f	2007 Sub-total R'm	2007 Listing costs and treasury shares R'm 3.g	2007 Total adjust-ments R'm	2007 After the un-bundling *Pro forma* R'm
DISCONTINUED OPERATIONS											
Trading loss from discontinued operations	(45)									–	(45)
Fair value loss on discontinued operations	(1,538)									–	(1,538)
Net loss for the period	(1,583)									–	(1,583)
Total net loss for the period	(333)	284		15	–	(17)	–	282	10	292	(625)
Attributable to:											
Equity holders of Imperial Holdings Limited	(500)	202		15	–	(17)	–	200	10	210	(710)
Minority interest	167	82						82		82	85
	(333)	284		15	–	(17)	–	282	10	292	(625)
EARNINGS PER SHARE											
Ordinary shares											
Basic earnings per share (cents)	(289.6)									(113.0)	(402.6)
Diluted earnings per share (cents)	(246.3)									(103.6)	(349.9)
Headline basic earnings per share (cents)	535.5									(95.4)	440.1
Headline diluted earnings per share (cents)	510.0									(87.5)	422.5
Preferred ordinary shares											
Fixed amount attributable to preferred ordinary shares (cents)	267.5										267.5
EXCEPTIONAL ITEMS	R'm										R'm
Impairment of goodwill	(44)									–	(44)
Profit on disposal of investments in subsidiaries, associates and joint ventures net of minorities	39									–	39
	(5)									–	(5)

Imperial Holdings Limited – *PRO FORMA* BALANCE SHEET
at 31 December 2007

The *pro forma* balance sheet has been prepared on the assumption that the corporate activity as defined had been implemented on 31 December 2007.

	2007 Before the un-bundling R'm	2007 Leasing and capital equipment division R'm	2007 Sub-sidiaries not acquired R'm	2007 Additional funding R'm	2007 Share Incentive Trust R'm	2007 Lereko Call Option R'm	2007 Re-payment of Inter-group debt R'm	2007 Sub-total R'm	2007 Listing costs and treasury shares R'm	2007 Total adjust-ments R'm	2007 After the un-bundling *Pro forma* R'm
Notes		3.a	3.b	3.c	3.d	3.e	3.f		3.g		
ASSETS											
Intangible assets	997	60						60		60	937
Investments in associates and joint ventures	2,373										2,373
Property, plant and equipment	5,693	278						278		278	5,415
Transport fleet	3,136										3,136
Leasing assets	5,690	5,351						5,351		5,351	339
Vehicles for hire	1,449										1,449
Assets classified as held for sale	5,300										5,300
Deferred tax assets	593	71	(26)					45		45	548
Other investments and loans	2,389	40	–		72	117		229	(159)	70	2,319
Amounts owing by Imperial Holdings' subsidiaries		568	(32)				(536)				–
Other non-current financial assets	881		–								881
Inventories	7,717	1,478	–					1,478		1,478	6,239
Taxation in advance	120	118	–					118		118	2
Trade and other receivables	8,862	1,086	(125)					961		961	7,901
Cash resources	2,568	155	(1)					154		154	2,414
Total assets	47,768	9,205	(184)	–	72	117	(536)	8,674	(159)	8,515	39,253

Imperial Holdings Limited – *PRO FORMA* BALANCE SHEET (Continued)
at 31 December 2007

Notes	2007 Before the un-bundling R'm	2007 Leasing and capital equip-ment division R'm 3.a	2007 Sub-sidiaries not acquired R'm 3.b	2007 Addi-tional funding R'm 3.c	2007 Share Incentive Trust R'm 3.d	2007 Lereko Call Option R'm 3.e	2007 Re-payment of Inter-group debt R'm 3.f	2007 Sub-total R'm	2007 Listing costs and treasury shares R'm 3.g	2007 Total adjust-ments R'm	2007 After the un-bundling *Pro forma* R'm
EQUITY AND LIABILITIES											
Capital and reserves											
Share capital and premium	241	231						231		231	10
Shares repurchased and consolidated shares	(1,995)							–	(159)	(159)	(1,836)
Other reserves	1,171	4						4		4	1,167
Retained earnings	11,877	1,032	(74)	400		117		1,475	10	1,485	10,392
Attributable to Imperial Holdings' shareholders	11,294	1,267	(74)	400	–	117	–	1,710	(149)	1,561	9,733
Minority interest	1,009	303	(15)					288		288	721
Total shareholders' equity	12,303	1,570	(89)	400	–	117		1,998	(149)	1,849	10,454
Liabilities											
Non-redeemable, non-participating preference shares	441										441
Retirement benefit obligations	239										239
Interest bearing borrowings	17,251	285		(400)			4,935	4,820		4,820	12,431
Liabilities under insurance contracts	1,604							–			1,604
Deferred tax liabilities	1,052	428	(9)					419		419	633
Liabilities directly associated with assets held for sale	2,469							–			2,469
Amounts owing to Imperial Holdings' subsidiaries		5,447	(48)		72		(5,471)				–
Other non-current financial liabilities	91							–			91
Trade and other payables and provisions	11,269	1,348	(34)					1,314	(10)	1,304	9,965
Current tax liabilities	1,049	127	(4)					123		123	926
Total liabilities	35,465	7,635	(95)	(400)	72		(536)	6,676	(10)	6,666	28,799
Total equity and liabilities	47,768	9,205	(184)	–	72	117	(536)	8,674	(159)	8,515	39,253
Net asset value per share (cents)	5,569.0										4,799.3
Tangible net asset value per share (cents)	5,077.4										4,337.3

Notes to the Imperial Holdings Limited *pro forma* income statement and balance sheet:

1. The *pro forma* financial effects are based on unaudited interim financial results of Imperial for the six months ended 31 December 2007. The financial impact on the earnings of Imperial are illustrated as if the unbundling had been completed at the beginning of the 2008 financial year, while the impact on the net assets of Imperial is shown as if the unbundling had been implemented on 31 December 2007.

2. The unbundling will be implemented in compliance with section 90 of the Companies Act, 1973, and in terms of section 46 of the Income Tax Act, 1962.

3. The adjustments include the following items:

   (a) The Leasing and Capital Equipment division's ("Eqstra") unadjusted income statement effects represent the reversal of Imperial's attributable portion of Eqstra's earnings for the six months ended 31 December 2007. The Eqstra balance sheet effect represents the elimination of the attributable book value of Eqstra's net assets on the consolidated Imperial balance sheet at 31 December 2007.

   (b) Included in Eqstra are certain dormant companies that were created for specific transactions that have not been transferred, one of which is RTG Fleet Services (Proprietary) Limited. They will not form part of the unbundling transaction and are therefore excluded.

   (c) In anticipation of robust growth in Eqstra, Imperial has introduced a further R400 million in equity to strengthen Eqstra's balance sheet. An interest rate of 10.5% has been assumed for the income statement effect.

   (d) Eqstra's portion of the loan to the Imperial Share Purchase Trust has been transferred.

   (e) In terms of the Lereko Mobility Black Economic Empowerment transaction both Imperial and Eqstra have a call option to their respective shares. Eqstra's portion of the call option has effectively been transferred.

   (f) Eqstra's inter-company debt will be replaced with its own bank funding.

   (g) The listing cost of R10 million has been written off. The group has 23 864 456 shares in treasury. On unbundling it will receive 23 864 456 Eqstra shares representing 8.2% of all classes of shares issued by Eqstra. This investment in Eqstra (8.2% of R1 936 million) is included in other investments and loans.

   (h) The tax rate of 29% has been used for adjustments where necessary.

4. The financial effects set out above have been prepared based on IFRS and interpretations of IFRS applicable at 31 December 2007. It should be noted that IFRS is continuing to evolve through the issue and or endorsement of new Standards and Interpretations and developments in the application of recently issued Standards. For that reason, it is possible that the financial impact and adjustments reflected above may change before the presentation of the results of Imperial for the year ending 30 June 2008.

The unaudited *pro forma* financial effects are the responsibility of the Eqstra directors and have been prepared for illustrative purposes only to provide information about how the unbundling may have affected the financial position of Imperial on the relevant reporting date. Due to their nature, the unaudited *pro forma* financial effects may not be a fair reflection of Eqstra's financial position after the implementation of the unbundling.

Eqstra Holdings Limited – *PRO FORMA* INCOME STATEMENT

For the six months ended 31 December 2007

The *pro forma* income statement has been prepared on the assumption that the corporate activity as defined had been implemented on 26 June 2007.

Notes	Leasing and capital equipment division R'm 1 and 2	Subsidiaries not acquired R'm 3	Additional funding R'm 4	Share incentive R'm 5	Lereko call option R'm 6	Repayment of inter-group debt R'm 7	Sub-total R'm 8	Unbundling journals R'm 9	Eqstra Holdings Limited R'm 10	Re-pricing debt R'm 11	MCC minority R'm 12	Listing costs R'm 13	Adjusted *Pro forma* R'm 14
Revenue	3,314						3,314		3,314				3,314
Net operating expenses	(2,168)						(2,168)		(2,168)				(2,168)
Profit from operations before depreciation and recoupments	1,146	–	–	–	–	–	1,146	–	1,146	–	–	–	1,146
Fair value gains on investments													
Depreciation, amortisation and recoupments	(511)						(511)		(511)				(511)
Operating profit	635	–	–	–	–	–	635	–	635	–	–	–	635
Foreign exchange losses	(14)						(14)		(14)				(14)
Fair value gains to foreign exchange derivatives	7						7		7				7
Fair value loss on other financial instruments					(17)		(17)		(17)				(17)
Profit before financing costs	628	–	–	–	(17)	–	611	–	611	–	–	–	611
Finance costs including fair value gains and losses	(224)		21				(203)		(203)	(49)			(252)
Finance income											–		
Income from associates and joint ventures													–
Profit before taxation	404	–	21	–	(17)	–	408	–	408	(49)	–	–	359
Income tax expense	120	–	6	–		–	126	–	126	(14)	–	–	112
Profit after taxation	284	–	15	–	(17)	–	282	–	282	(35)	–	–	247
Attributable to:													
Eqstra shareholders	202	–	15	–	(17)	–	200	–	200	(35)	82	–	247
Minority shareholders	82	–		–		–	82	–	82		(82)	–	
	284	–	15	–	(17)	–	282	–	282	(35)	–	–	247
Issued ordinary shares (m)	212.1										46.3		258.4
Basic earnings per share (cents)	95.5												95.9
Headline earnings per share (cents)	80.1												83.3

Eqstra Holdings Limited – PRO FORMA BALANCE SHEET

at 31 December 2007

The *pro forma* balance sheet has been prepared on the assumption that the corporate activity as defined had been implemented on 31 December 2007.

	Leasing and capital equip-ment division R'm	Subsi-diaries not acquired R'm	Addi-tional funding R'm	Share incen-tive R'm	Lereko call option R'm	Repay-ment of inter-group debt R'm	Sub-total R'm	Unbund-ling journals R'm	Eqstra Holdings Limited R'm	Re-pricing debt R'm	MCC minority R'm	Listing costs R'm	Adjusted *Pro forma* R'm
Notes	**1 and 2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**	**13**	**14**
ASSETS													
Non-current assets	6,368	(58)	–	72	117	(536)	5,963	(33)	5,930	–			5,930
Intangible assets	60						60	(33)	27				27
Investments in associates and joint ventures													
Property, plant and equipment	278						278		278				278
Leasing assets	5,351						5,351		5,351				5,351
Deferred tax assets	71	(26)					45		45				45
Other investments and loans	40			72	117		229		229				229
Amounts owing by Imperial Holdings' subsidiaries	568	(32)				(536)		–					
Current assets	2,837	(126)	–	–	–		2,711		2,711				2,711
Inventories	1,478						1,478		1,478				1,478
Trade and other receivables	1,086	(125)					961		961				961
Taxation in advance	118						118		118				118
Cash resources	155	(1)					154		154				154
Total assets	9,205	(184)	–	72	117	(536)	8,674	(33)	8,641				8,641
EQUITY AND LIABILITIES													
Capital and reserves													
Share capital and premium			400				400	829	1,229		277	(18)	1,488
Holding company funding	391						391	(391)					
Non-distributable reserves	4						4		4				4
Distributable reserves	872	(74)			117		915	(471)	444				444
Ordinary shareholders' interest	1,267	(74)	400	–	117		1,710	(33)	1,677		277	(18)	1,936
Minority interest	303	(15)					288		288		(277)		11
Total shareholders' equity	1,570	(89)	400	–	117		1,998	(33)	1,965			(18)	1,947

Eqstra Holdings Limited – PRO FORMA BALANCE SHEET (Continued

at 31 December 2007

	Notes	Leasing and capital equip-ment division R'm	Subsi-diaries not acquired R'm	Addi-tional funding R'm	Share incen-tive R'm	Lereko call option R'm	Repay-ment of inter-group debt R'm	Sub-total R'm	Unbund-ling journals R'm	Eqstra Holdings Limited R'm	Re-pricing debt R'm	MCC minority R'm	Listing costs R'm	Adjusted *Pro forma* R'm
		1 and 2	3	4	5	6	7	8	9	10	11	12	13	14
Non-current liabilities		6,073	(57)	(400)	72	–	(1,469)	4,219	–	4,219				4,219
Interest bearing borrowings		198		(400)			4,002	3,800		3,800				3,800
Deferred tax liabilities		428	(9)					419		419				419
Amounts owing to Imperial Holdings' subsidiaries		5,447	(48)		72		(5,471)							
Current liabilities		1,562	(38)	–	–	–	933	2,457		2,457			18	2,475
Trade and other payables		1,205	(35)					1,170		1,170				1,170
Provisions for liabilities and other charges		143	1					144		144			18	162
Current tax liabilities		127	(4)					123		123				123
Current portion of interest-bearing borrowings		87					933	1,020		1,020				1,020
Total liabilities		7,635	(95)	(400)	72	–	(536)	6,676		6,676			18	6,694
Total equity and liabilities		9,205	(184)	–	72	117	(536)	8,674	(33)	8,641				8,641
Issued ordinary and "B" deferred ordinary shares (m)		226.6										46.3		272.9
Net asset value per share (cents)		559.3												709.4
Net tangible asset per share (cents)		532.8												699.7

Notes to the Eqstra Holdings Limited pro forma income statement and balance sheet:

1. Annual financial statements of Imperial Investment Holdings (Proprietary) Limited ("Eqstra") at 31 December 2007 which has not changed from year-end.
2. Extracted from the segment report of the unaudited Imperial Holdings Limited interim financial statements for the six months ended 31 December 2007 as relating to the Leasing and Capital Equipment division.
3. Eqstra Holdings Limited is being created by the sale of businesses and shares in private companies owned within the Imperial Group. Certain dormant companies and companies that were created for specific transactions are excluded as they have not been transferred. RTG Fleet Services (Proprietary) Limited which is included in the leasing division will not form part of the unbundling transaction and is therefore excluded.
4. In anticipation of robust growth in Eqstra, Imperial has introduced a further R400 million in equity to strengthen Eqstra's balance sheet.
5. Eqstra's portion of the loan to the Imperial Share Purchase Trust has been brought to account. This represents the existing loans to executives for the purchase of Imperial shares.

6. Eqstra will be issuing 14 516 617 "B" deferred ordinary shares to Lereko Mobility (Proprietary) Limited in terms of an existing Black Economic Empowerment transaction at a par value of 0.01 cent per share. In return Eqstra has a call option on the converted shares with a value of R117 261 000. As this was acquired as part of the unbundling from Imperial, it is treated as an equity increase.
7. In order to facilitate the listing of the company, the group has restructured its debt. On the date of unbundling Eqstra will draw down on its bank funding packages. This funding will be used to repay the Imperial inter-group debt
8. A sub-total of the Leasing and capital equipment division's assets and liabilities that are to be acquired by Eqstra.
9. Additional unbundling journals have been processed which include normal consolidation journal entries to give effect to the creation of the consolidated financial statements of Eqstra Holdings Limited.
10. Consolidated Eqstra Holdings Limited prior to the repricing of debt and the MCC transaction.
11. As mentioned in note 7 above, Eqstra's inter-company debt will be replaced with its own bank funding. This funding will attract a higher interest rate than that enjoyed by the group. The average new rate is Jibar plus approximately 150 basis points.
12. The 49.9% minority shareholders interest in the MCC group of companies is acquired by Eqstra for the issue of shares in Eqstra as of the listing date. The total value of the minority interest amounts to R1 156 500 000 which is settled by the issuance of 46 260 000 ordinary shares in Eqstra. In terms of Eqstra's early adoption of the revised IFRS 3: "Business Combinations" accounting standard, goodwill has not been recognised on this related party transaction.
13. The costs associated with the listing, as detailed in this pre-listing statement, will be written off to share premium upon listing as allowed in terms of section 76 of the Companies Act.
14. Represents the Eqstra *pro forma* balance sheet and income statement for the six months ended 31 December 2007.
15. The net asset value per share calculation is based on total assets less total liabilities as reflected on the balance sheet, divided by the total number of shares in issue, excluding "A" deferred ordinary shares that do not rank on liquidation. The value calculated therefore represents the net asset value attributable to ordinary shareholders and "B" deferred ordinary shares.
16. Eqstra will also issue 16 781 968 "A" deferred ordinary shares to Ukhamba Holdings (Proprietary) Limited in terms of the Imperial Holdings Limited Black Economic Empowerment transaction.
17. A tax rate of 29% has been assumed.
18 Notes 1, 2, 4, 5, 6, 11 and 12 will have a continuing effect on the results of Eqstra.

Independent reporting accountants' report on the *pro forma* financial information regarding the unbundling

"The Directors
Imperial Holdings Limited
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview
2007

12 March 2008

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF IMPERIAL HOLDINGS LIMITED

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in Annexure 1 of this circular to be dated on or about 20 March 2008 issued in connection with the unbundling of the Leasing and Capital Equipment Division that is the subject of this circular of Imperial Holdings Limited. The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the unbundling might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Imperial Holdings Limited; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Imperial Holdings Limited shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on *Pro Forma* Financial Information issued by the South African Institute of Chartered Accountants.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Imperial Holdings Limited, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted pro forma financial information with the directors of the company in respect of the corporate actions that are the subject of the circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Imperial Holdings Limited and other information from various public, financial and industry sources.

Whilst our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of Sections 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Consent

We consent to the inclusion of this report, which will form part of the circular to shareholders of Imperial Holdings Limited, to be issued on or about 20 March 2008, in the form and context in which it appears.

Deloitte & Touche
Per **B W Smith**
Partner

Deloitte & Touche
Registered Auditors

Woodlands Drive
Woodmead
Sandton
2196"

Fairness opinion – MCC minority transaction

"The Directors
Imperial Holdings Limited
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview, 2007

12 March 2008

Dear Sirs

Fairness opinion on the proposed acquisition of the shares in MCC not already held by Imperial Holdings Limited ("Imperial") to be settled by the issue of ordinary shares in Eqstra Holdings Limited ("Eqstra") immediately following the unbundling of Eqstra to shareholders of Imperial ("the Imperial unbundling transaction")

Introduction

Imperial holds 50.1% of the shares in the MCC group of companies ("MCC"), which comprise Civil Finance Company (Proprietary) Limited, Explotech Marketing Services (Proprietary) Limited, Five Six Seven Glen Austin (Proprietary) Limited, MCC Contracts (Proprietary) Limited, Mutual Construction Company (Transvaal) (Proprietary) Limited, Dorstland Earth Moving (Proprietary) Limited, and MCC Mining (Proprietary) Limited. Imperial and the minority shareholders of MCC have agreed that, should the Imperial unbundling transaction proceed, it will be beneficial for all stakeholders if the minority shareholders of MCC ("the MCC minorities") become shareholders in Eqstra, thereby constituting MCC as wholly-owned subsidiaries of Eqstra following the unbundling. Accordingly, Imperial and the MCC minorities have agreed that Imperial would acquire the shares of the MCC minorities for a purchase consideration of R1 156 500 000 to be settled by the issue of 46 260 000 ordinary shares in Eqstra immediately following the Imperial unbundling transaction ("the MCC roll up").

Full details of the MCC roll up and the Imperial unbundling transaction are contained in the circular to shareholders of Imperial ("the circular"), dated on or about 20 March 2008, of which this letter forms part.

Scope

In terms of the Listings Requirements (the "Listings Requirements") of the JSE Limited ("the JSE"), the MCC roll up is a related party transaction as certain of the MCC shareholders are also directors of MCC companies. Under Section 10.4 of the Listings Requirements, a fairness opinion is required from an independent professional expert acceptable to the JSE on the terms and conditions of the MCC roll up.

As a consequence of the above, the board of directors of Imperial has appointed the Corporate Finance division of Deloitte & Touche to provide the required opinion, indicating whether the MCC roll up is fair to all the shareholders of Imperial.

For purposes of our opinion, fairness is primarily based on a quantitative assessment. The MCC roll up would be considered fair to Imperial shareholders if the value of the shares to be acquired in MCC were equal to or greater than the value of Eqstra shares to be issued to the MCC minorities.

Our fairness opinion does not purport to cater for individual shareholder positions but rather the general body of shareholders.

Information utilised and procedures carried out

In arriving at our opinion we have considered information from the following sources:

- information on MCC and Eqstra, including the history, nature of business, products and services, key customers and competitor activity. This information was acquired from a variety of sources, including discussions with senior management of MCC and Eqstra;

- strategic analyses of MCC and Eqstra, including, *inter alia,* the strengths, weaknesses, opportunities and threats applicable thereto and details of market share and market growth rates;
- audited financial information of MCC and the legal entities forming part of Eqstra for the financial years from 2005 to June 2007 and unaudited interim financial information for the 2008 financial year;
- forecast financial information of MCC and Eqstra for the financial years from 2008 to June 2012, prepared by management;
- analysts' reports on Imperial and the industry in which MCC and Eqstra operates and on competitors of Eqstra;
- valuations of Eqstra and MCC, prepared by Rand Merchant Bank ("RMB"), acting as advisers to Imperial;
- an indicative valuation of MCC ordinary shares, which we have prepared;
- an indicative valuation of Eqstra ordinary shares, which we have prepared;
- the sale of shares agreement governing the MCC roll up;
- a review of the circular; and
- discussions with management of MCC and Eqstra and RMB personnel.

Our approach to considering the MCC roll up

In considering the MCC roll up, we performed independent indicative valuations of the equity of MCC and Eqstra, using discounted cash flow valuation methodology. We corroborated our discounted cash flow valuation results by considering earnings and price to book valuation multiples.

We used our indicative valuation results to quantify the value of the MCC minorities' shares in MCC and the value of the Eqstra shares to be issued in settlement of the purchase consideration after the Imperial unbundling transaction.

Opinion

Based upon and subject to the aforegoing, we are of the opinion that the terms and conditions of the MCC roll up are fair to the shareholders of Imperial.

Our opinion is based upon the market, regulatory and trading conditions as they currently exist and can only be evaluated as at the date of this letter. It should be understood that subsequent developments may affect our opinion, which we are under no obligation to update, revise or re-affirm.

Each Imperial shareholder's decision may be influenced by their particular circumstances. We suggest that a shareholder should consult an independent advisor if they are in any doubt as to the merits of the MCC roll up considering their personal circumstances.

Limiting conditions

Forecasts relate to uncertain future events and are based on assumptions, which may not remain valid for the whole of the forecast period. Consequently, forecast financial information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely actual results will correspond to projections made by the management of MCC and Eqstra and made available to us during the course of our review.

Our procedures and inquiries did not constitute an audit in terms of International Standards on Auditing. Accordingly, we cannot express an audit opinion on the financial data or other information used in arriving at our fairness opinion.

Independence

We confirm that we have no financial interest in Imperial, Eqstra, and MCC and the outcome of the MCC roll up. Furthermore, we confirm that our professional fees are not contingent upon the successful conclusion of the MCC roll up.

Deloitte & Touche, of which Deloitte & Touche Corporate Finance forms a part, are appointed as the independent auditors of Imperial, Eqstra and MCC.

Consent

We hereby consent to the inclusion of this letter and references thereto in the circular in the form and context in which they appear.

Yours faithfully

D McDuff
Partner

Deloitte & Touche
Corporate Finance
Registered Auditors

Woodlands Drive
Woodmead
Sandton
2196"

Fairness opinion – issue of unlisted voting instruments

"The Directors
Imperial Holdings Limited
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview, 2007

12 March 2008

Dear Sirs

Fairness opinion on the proposed issue of "A" and "B" deferred ordinary shares by Eqstra Holdings Limited ("Eqstra") as part the unbundling of Eqstra to shareholders of Imperial Holdings Limited ("Imperial") ("the Imperial unbundling transaction")

Introduction

The Board of Directors of Imperial proposes to unbundle the shares of Eqstra to Imperial shareholders in terms of the Imperial unbundling transaction. There are a number of consequent adjustments and transactions required in order to ensure all shareholders of Imperial are placed in the same economic position after the Imperial unbundling transaction to that which they were in prior to the unbundling ("the consequent adjustments"). These are described below:

Ukhamba deferred ordinary shares in Imperial

Ukhamba Holdings (Proprietary) Limited ("Ukhamba") was used as the vehicle to facilitate the implementation of Imperial's first Black Economic Empowerment ("BEE") transaction in 2004. As a consequence of this transaction, Ukhamba currently holds 16 781 968 deferred ordinary shares in Imperial.

The deferred ordinary shares held by Ukhamba do not have a right to dividends but in all other respects, including voting rights, the instruments rank *pari passu* with the Imperial ordinary shares. A number of these deferred ordinary shares convert to Imperial ordinary shares on a one-for-one basis annually to June 2011, based on Imperial's achievement of pre-determined headline earnings targets for each year.

Imperial and Ukhamba have agreed that: (1) Imperial will amend the headline earnings based formula to make allowance for the unbundling of Eqstra and (2) Eqstra will allot and issue 16 781 968 Class "A" deferred ordinary shares in Eqstra to Ukhamba at their par value of 0.1 cent each at the effective date of the Imperial unbundling transaction with rights and conditions that mirror those of the deferred ordinary shares in Imperial before the unbundling. In order to place Ukhamba in the same economic position, the revised figures in the two headline earnings based formulae will equate to the total figures in the headline earnings formula for Ukhamba's deferred ordinary shares in Imperial before the unbundling.

Lereko Mobility preferred ordinary shares in Imperial

Lereko Mobility (Proprietary) Limited ("Lereko Mobility") holds 14 516 617 preferred ordinary shares in Imperial. Lereko Mobility was established as a special purpose vehicle to facilitate the implementation of Imperial's second BEE transaction in 2006.

The preferred ordinary shares held by Lereko Mobility pay a fixed cumulative total annual preferred distribution of 535 cents per share but in all other respects, including voting rights, the instruments rank pari passu with Imperial ordinary shares. They convert to ordinary shares on a one-for-one basis on 1 October 2010.

Imperial and Lereko Mobility have agreed that Eqstra will allot and issue to Lereko Mobility 14 516 617 Class "B" deferred ordinary shares at their par value of 0.1 cent each. These instruments will enjoy no dividend rights until such time as the preferred ordinary shares held by Lereko Mobility in Imperial convert into ordinary shares. Upon this event, the Eqstra "B" deferred ordinary shares will convert to ordinary shares in Eqstra and commence paying a dividend.

The terms and conditions of the preferred ordinary shares in Imperial held by Lereko Mobility, including the fixed distribution, will be unchanged by the Imperial unbundling transaction.

The Imperial call option against Lereko Mobility

Lereko Mobility has granted a call option to Imperial ("the Imperial call option") as part of the terms of vendor financing provided by Imperial. By agreement, Lereko Mobility will grant a similar call option to Eqstra relating to Eqstra's ordinary shares ("the Eqstra call option").

Full details of the Imperial unbundling transaction, including the consequent adjustments outlined above, are contained in the circular to shareholders of Imperial ("the circular"), dated on or about 20 March 2008, of which this letter forms part.

Scope

In terms of Section 4.24 of the JSE Limited ("JSE") Listings Requirements ("the Listings Requirements"), Ukhamba and Lereko Mobility, as holders of unlisted deferred ordinary shares in Eqstra ("unlisted voting instruments") upon completion of the Imperial unbundling transaction, would not be permitted to vote at shareholder meetings. The JSE has issued dispensation in respect of this rule to allow the holders of these unlisted voting instruments to vote at shareholder meetings. Furthermore, it is a requirement of the JSE that an opinion should be obtained from an independent professional expert, acceptable to the JSE, indicating whether or not the proposed issue of unlisted voting instruments of Eqstra is fair to the shareholders of Imperial.

As a consequence of the above, the board of directors of Imperial has appointed the Corporate Finance division of Deloitte & Touche to provide the required opinion, indicating whether the issue terms of the unlisted "A" and "B" deferred ordinary shares of Eqstra are fair to all the ordinary shareholders of Imperial.

For purposes of our opinion, fairness is primarily based on a quantitative assessment. The issues of the deferred ordinary shares would be considered fair to Imperial shareholders if the consequent adjustments, as defined above, did not create enhanced rights and benefits for Ukhamba or for Lereko Mobility in relation to those enjoyed before the Imperial unbundling transaction.

Our fairness opinion does not purport to cater for individual shareholder positions but rather the general body of shareholders.

Information utilised and procedures carried out

In arriving at our opinion we have considered information from the following sources:

- information on Imperial and Eqstra, and the proposed unbundling transaction and consequent adjustments. This information was acquired from a variety of sources, including discussions with senior management of Imperial and Eqstra and Rand Merchant Bank ("RMB") personnel, acting as advisers to Imperial;
- strategic analyses of Eqstra, including, *inter alia,* the strengths, weaknesses, opportunities and threats applicable thereto and details of market share and market growth rates;
- audited financial information of Imperial and the legal entities forming part of Eqstra for the financial years from 2005 to June 2007 and unaudited interim financial information for the 2008 financial year;
- forecast financial information of Imperial and Eqstra for the financial years from 2008 to June 2012, prepared by management;
- analysts' reports on the industry in which Eqstra operates and on competitors of Eqstra;
- a valuation of Eqstra prepared by RMB;
- an indicative valuation of Eqstra ordinary shares, which we have prepared;
- headline earnings and dividend projections made by management of Imperial and Eqstra;
- indicative valuations, which we have prepared, of the deferred ordinary shares of Imperial issued to Ukhamba and "A" deferred ordinary shares of Eqstra to be issued to Ukhamba;
- indicative valuations, which we have prepared, of the preferred ordinary shares of Imperial issued to Lereko Mobility and "B" deferred ordinary shares of Eqstra to be issued to Lereko Mobility;
- indicative valuations, which we have prepared, of the call option granted by Lereko Mobility to Imperial and the call option to be granted to Eqstra;

- indicative valuations of the JSE listed equity-linked debentures of Lereko Mobility, which we have prepared;
- draft legal agreements required to give effect to the Imperial unbundling transaction, including the consequent adjustments; and
- a review of the circular.

Our approach to considering the proposed issues of "A" and "B" deferred ordinary shares

In order to express an opinion on the proposed issues of "A" and "B" deferred ordinary shares by Eqstra, we have considered the consequent adjustments, as outlined above, and whether these may have created enhanced rights and benefits for Ukhamba or for Lereko Mobility in relation to those enjoyed before the Imperial unbundling transaction. To do this we reviewed the documentation made available to us on the Imperial unbundling transaction and the consequent adjustments and we performed an indicative valuation of Eqstra preparatory to indicative valuations which we performed on the deferred and preferred ordinary shares of Imperial, the "A" and "B" deferred ordinary shares of Eqstra, and the call options described above. We corroborated our results by reference to valuation performed by RMB on Eqstra.

We adopted a discounted cash flow ("DCF") valuation methodology for our indicative valuation of Eqstra and a combination of DCF and option valuation methodologies, as appropriate, for our indicative valuations of the deferred and preferred ordinary shares and the call options. We corroborated our discounted cash flow valuation results of Eqstra by considering earnings and price to book valuation multiples.

We have applied the above valuation information to enable us to conclude whether the consequent adjustments have not given rise to material, additional rights and benefits to parties other than Imperial ordinary shareholders. In terms of this approach, the issues of the "A" and "B" deferred ordinary shares would be fair to Imperial shareholders if that were found to be the case.

Opinion

Based upon and subject to the aforegoing, we are of the opinion that the issues of "A" and "B" deferred ordinary shares of Eqstra are fair to the shareholders of Imperial.

Our opinion is based upon the market, regulatory and trading conditions as they currently exist and can only be evaluated at the date of this letter. It should be understood that subsequent developments may affect our opinion, which we are under no obligation to update, revise or re-affirm.

Each Imperial shareholder's decision may be influenced by their particular circumstances. We suggest that a shareholder should consult an independent adviser if they are in any doubt as to the merits of the Imperial unbundling transaction considering their personal circumstances.

Limiting conditions

Forecasts relate to uncertain future events and are based on assumptions, which may not remain valid for the whole of the forecast period. Consequently, forecast financial information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely actual results will correspond to projections made by the management of Imperial and Eqstra and made available to us during the course of our review.

Our procedures and inquiries did not constitute an audit in terms of International Standards on Auditing. Accordingly, we cannot express an audit opinion on the financial data or other information used in arriving at our fairness opinion.

Independence

We confirm that we have no financial interest in Imperial, Eqstra, Ukhamba, Lereko Mobility, and the outcome of the proposed Imperial unbundling transaction, including the issues of A and B deferred ordinary shares. Furthermore, we confirm that our professional fees are not contingent upon the successful conclusion of the unbundling.

Deloitte & Touche, of which Deloitte & Touche Corporate Finance forms a part, are appointed as the independent auditors of Imperial, Eqstra, Ukhamba and Lereko Mobility.

Consent

We hereby consent to the inclusion of this letter and references thereto in the circular in the form and context in which they appear.

Yours faithfully

D McDuff
Partner

Deloitte & Touche
Corporate Finance
Registered Auditors

Woodlands Drive
Woodmead
Sandton
2196"

Information for foreign Imperial ordinary shareholders

1. Distributions to foreign Imperial ordinary shareholders

The distribution of Eqstra shares to foreign Imperial ordinary shareholders, in terms of the unbundling, may be affected by the laws of such foreign Imperial ordinary shareholders relevant jurisdiction. Those foreign Imperial ordinary shareholders should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to receive the Eqstra shares.

This paragraph sets out the restrictions applicable to Imperial ordinary shareholders who have registered addresses outside South Africa, who are nationals, citizens or residents of countries other than South Africa, or who are persons (including, without limitation, custodians, nominees and trustees) who have a contractual or legal obligation to forward this document to a jurisdiction outside South Africa or who hold Imperial ordinary shares for the account or benefit of any such foreign Imperial ordinary shareholder.

It is the responsibility of any foreign Imperial ordinary shareholder (including, without limitation, nominees, agents and trustees for such persons) receiving this circular and wishing to take up their entitlement to unbundled Eqstra shares to satisfy themselves as to full observance of the applicable laws of any relevant territory, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. Foreign Imperial ordinary shareholders are obliged to observe the applicable legal requirements of their relevant jurisdictions.

Receipt of this circular will not constitute an offer of unbundled Eqstra shares ("offer") in those jurisdictions in which it would be illegal to make such an offer and, in those circumstances, this circular if sent, will be sent for information only and should not be copied or redistributed. No person receiving a copy of this circular in any territory, other than South Africa, may treat the same as constituting an offer to such person unless, in the relevant territory, such an offer could lawfully be made to him without contravention of any registration or other legal requirements.

Accordingly, persons (including, without limitation, nominees, agents and trustees) receiving a copy of this circular should not distribute or send the same to any person in, or citizen or resident of, or otherwise into any jurisdiction where to do so would or might contravene local securities laws or regulations. Any person who does distribute this circular into any such territory (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this annexure.

Imperial reserves the right, but shall not be obliged, to treat as invalid any distribution of Eqstra shares, in terms of the unbundling, which appears to Imperial or its agents to have been executed, effected or dispatched in a manner which may involve a breach of the securities laws or regulations of any jurisdiction or if Imperial believes or its agents believe that the same may violate applicable legal or regulatory requirements.

An "excluded foreign Imperial ordinary shareholder" includes any foreign shareholder who is unable to receive any of the Eqstra shares to be distributed to him because of the laws of the jurisdiction of that shareholder, or any foreign shareholder that Imperial is not permitted to distribute any of the Eqstra shares to because of the laws of the jurisdiction of that shareholder. The Eqstra shares to which excluded foreign Imperial ordinary shareholders would be entitled in terms of the unbundling may be aggregated and disposed of on the JSE by the transfer secretaries on behalf of and for the benefit of excluded foreign Imperial ordinary shareholders as soon as is reasonably practical after the implementation of the unbundling at the best price that can reasonably be obtained at the time of sale. CSDPs will be responsible for informing the transfer secretaries of all dematerialised Imperial ordinary shares held by them on behalf of such excluded foreign Imperial ordinary shareholders. The transfer secretaries will determine which certificated foreign Imperial ordinary shareholders are such excluded foreign Imperial ordinary shareholders.

Excluded foreign Imperial ordinary shareholders will, in respect of their entitlement to the unbundled Eqstra shares, receive the average consideration per unbundled Eqstra share (net of transaction and currency conversion costs). The average consideration per unbundled Eqstra share due to each excluded foreign Imperial ordinary shareholder will only be paid once all such unbundled Eqstra shares have been disposed of.

2. Exchange Control

The unbundled Eqstra shares are not freely transferable from the common monetary area and must be dealt with in terms of the Exchange Control Regulations. The following is a summary of the Exchange Control Regulations, is not comprehensive and is intended as a guide only. In the event that Imperial ordinary shareholders have any doubts in respect of their obligations in terms of the Exchange Control Regulations, they should consult their professional advisers.

2.1 Emigrants from the common monetary area

The unbundled Eqstra shares received by the Imperial ordinary shareholders who are emigrant from the common monetary area and whose registered address is outside the common monetary area will:

- in the case of dematerialised Imperial ordinary shareholders be credited to their blocked share accounts at the CSDP controlling their blocked portfolios; or
- in the case of certificated Imperial ordinary shareholders whose documents of title have been restrictively endorsed under the Exchange Control Regulations, be endorsed "Non-Resident" and will be sent to the Authorised Dealer in foreign exchange controlling their blocked assets.

2.2 All other non-residents of the common monetary area

The unbundled Eqstra shares received by the Imperial ordinary shareholders who are non-residents of the common monetary area and who have never resided in the common monetary area and whose registered address is outside the common monetary area will:

- in the case of dematerialised Imperial ordinary shareholders be credited to their share accounts at the CSDP controlling their portfolios; or
- in the case of a certificated Imperial ordinary shareholder whose documents of title have been restrictively endorsed under the Exchange Control Regulations, be deposited with an Authorised Dealers in foreign exchange in South Africa nominated by such Imperial ordinary shareholder. It will be incumbent on the Imperial ordinary shareholder concerned to nominate the Authorised Dealer and to instruct the nominated Authorised Dealer as to the disposal of the relevant shares. If the information regarding the Authorised Dealer is not given, the unbundled Eqstra shares will be held in trust for the Imperial ordinary shareholder concerned pending the receipt of the necessary information or instruction.

Taxation considerations regarding the unbundling

The summary below is a general guide and is not intended to constitute a complete analysis of the taxation consequences of the unbundling provisions in terms of South African taxation law. It is not intended to be, nor should be considered as legal or taxation advice. Imperial and its advisers cannot be held responsible for the taxation consequences of the unbundling and therefore, Imperial ordinary shareholders are advised to consult their own taxation advisers in this regard.

The unbundling will be a disposal by Imperial of its Eqstra shares to the Imperial ordinary shareholders. The disposal will be effected utilising the tax concessions provided for in section 46 of the Income Tax Act.

The concessions provided for in section 46 are outlined below:

1. Disposal of Eqstra shares by Imperial

The distribution of Eqstra shares by Imperial, in terms of the unbundling, will be disregarded by Imperial in determining its taxable income or assessed loss in the tax year that the unbundling takes place.

2. STC

The distribution of the Eqstra shares to Imperial ordinary shareholders, in terms of the unbundling, will be deemed not to be a dividend declared by Imperial or a dividend received by an Imperial ordinary shareholder who is a company in determining their respective STC liabilities. Consequently, no STC credits will be allowable to Imperial ordinary shareholders as a result of the unbundling.

3. Imperial ordinary shares held as trading stock

Any Imperial ordinary shareholder holding Imperial ordinary shares as trading stock will be deemed to acquire the unbundled Eqstra shares as trading stock. The combined expenditure of such Imperial ordinary shares and Eqstra shares will be the amount originally taken into account by the shareholder in respect of those Imperial ordinary shares, as contemplated in section 11(a), section 22(1), or section 22(2) of the Income Tax Act.

An Imperial ordinary shareholder must determine the portion of the combined expenditure, as above, attributable to the Eqstra shares as follows:

$A = B \times [C/(C + D)]$

where:

A = the expenditure of the Eqstra shares, to be determined;

B = the combined expenditure, as contemplated above;

C = the market value of the Eqstra shares received pursuant to the unbundling as at the close of the day after the unbundling date; and

D = the market value of the Imperial ordinary shares, in respect of which the Eqstra shares in "C" were received, as at the close of the day after the unbundling date.

An Imperial ordinary shareholder must determine the portion of the combined expenditure attributable to the Imperial ordinary shares contemplated in "D" above as follows:

$E = B - A$

where:

E = the revised expenditure of the Imperial ordinary shares, to be determined;

B = the combined expenditure, as contemplated above; and

A = the expenditure of the Eqstra shares, as determined above.

The expenditure to be allocated to the unbundled Eqstra shares will be determined by applying a specified ratio to the cost of the Imperial ordinary shares. Imperial will advise Imperial ordinary shareholders of the specified ratio, being the result of [C/(C + D)], as above, by way of an announcement to be released on SENS on or about 14 May 2008.

4. Imperial ordinary shares held as capital assets

Any Imperial ordinary shareholder holding Imperial ordinary shares as capital assets will be deemed to acquire the unbundled Eqstra shares as capital assets. The original expenditure incurred in respect of the Imperial ordinary shares, in terms of paragraph 20 of the Eighth Schedule to the Income Tax Act, and (where applicable) the CGT valuation of the Imperial shares, as contemplated in paragraph 29 of the Eighth Schedule to the Income Tax Act, will be apportioned between the Eqstra shares and the Imperial ordinary shares as follows:

$$A = B \times [C/(C + D)]$$

where:

A = the deemed expenditure and, where applicable, deemed CGT valuation of the Eqstra shares, to be determined;

B = each of the original expenditure incurred and, where applicable, CGT valuation of the Imperial ordinary shares, in respect of which the Eqstra shares in "C" were received;

C = the market value of the Eqstra shares received pursuant to the unbundling at the close of the day after the unbundling date; and

D = the market value of the Imperial ordinary shares, in respect of which the Eqstra shares in "C" were received, as at the close of the day after the unbundling date.

An Imperial ordinary shareholder must determine the portion of the original expenditure incurred in respect of the Imperial ordinary shares and (where applicable) the CGT valuation of the Imperial ordinary shares attributable to the Imperial ordinary shares contemplated in "D" above as follows:

$$E = B - A$$

where:

E = the revised expenditure and, where applicable, the revised CGT valuation of the Imperial ordinary shares, to be determined;

B = each of the original expenditure incurred and, where applicable, CGT valuation of the Imperial ordinary shares, in respect of which the Eqstra shares in "C" above were received; and

A = the deemed expenditure and, where applicable, deemed CGT valuation of the Eqstra shares, as determined above.

Imperial will advise Imperial ordinary shareholders of the specified ratio, being the result of [C/(C + D)], as above, by way of an announcement to be released on SENS on or about 14 May 2008. The base cost to be allocated to the unbundled Eqstra shares will be determined by applying a specified ratio to the base cost of the Imperial ordinary shares.

The base cost so allocated to the unbundled Eqstra shares will reduce the base cost of the Imperial ordinary shares held, thus allocating the base cost between the Imperial ordinary shares and the unbundled Eqstra shares.

Imperial ordinary shareholders will be deemed to have acquired the unbundled Eqstra shares on the date on which the Imperial ordinary shares were originally acquired.

5. Stamp duties and uncertificated securities tax

The registration of the unbundled Eqstra shares in the names of the Imperial ordinary shareholders will be exempt from the payment of any stamp duties or uncertificated securities tax.

6. Non-resident Imperial ordinary shareholders

Imperial ordinary shareholders who are non-resident for tax purposes in South Africa are advised to consult their own professional tax advisors regarding the tax treatment of the unbundling in their respective jurisdictions, having regard to the tax laws in their jurisdiction and any applicable tax treaties between South African and their country of residence.

Details of Imperial directors

The name, age, qualifications, business address, occupation and a brief CV of the directors of Imperial are set out below:

Name, age and qualifications	Business address	Occupation
Leslie Boyd (70) C.Eng F.I.M. (UK)	54 Tweeddale Road Hyde Park Sandton	Non-executive Chairman

Leslie is a retired executive vice chairperson of Anglo American Plc. He is currently non-executive chairperson of Datatec, Highveld and Universal Industries and Metmar and a director of Aspen, Columbus Stainless and Sun International. He was appointed to the board and as chairperson in June 2001.

Name, age and qualifications	Business address	Occupation
Hubert Rene Brody (43) BAcc (Hons), CA(SA)	Imperial Place Jeppe Quondam 79 Boeing Road East Bedfordview	Chief Executive Officer

Hubert is the chief executive of Imperial. Hubert joined the group in April 2000 as chief financial officer of Imperial Bank. He was appointed as chief executive of the Motor Division in 2003. He was appointed to the board in August 2006 and as chief executive on 4 July 2007.

Name, age and qualifications	Business address	Occupation
Osman Suluman Arbee (48) B Acc, CA(SA), H Dip Tax	Imperial Place Jeppe Quondam 79 Boeing Road East Bedfordview	Executive director

Osman is the CEO of the Car Rental and Tourism division and responsible for the Motor Dealerships and Automotive Parts Distribution divisions. He is a director of Distribution and Warehousing Network (DAWN) Limited and Ukhamba Holdings (Pty) Limited, the group's empowerment partner. He joined the group and the executive committee in September 2004 and was appointed to the board on 4 July 2007.

Name, age and qualifications	Business address	Occupation
Manuel Pereira de Canha (58)	Imperial Place Jeppe Quondam 79 Boeing Road East Bedfordview	Executive director

Manny is the chief executive of Associated Motor Holdings, responsible for the import and distribution of motor vehicles. He joined the group in 1996. He was appointed to the Board in November 2002.

Name, age and qualifications	Business address	Occupation
Recht Louis Hiemstra (52) BCompt (Hons)	Imperial Place Jeppe Quondam 79 Boeing Road East Bedfordview	Executive director

Tak is the executive director, strategic development of the group. He is the former managing director of Imperial Bank. He is responsible for Enterprise and Business Development and is Imperial's representative on the board of Ukhamba, the group's empowerment partner and serves on the board of Tourvest. He joined the group in 1992 and was appointed to the board in July 1993.

Name, age and qualifications	Business address	Occupation
Walter Stanley Hill (48) HN Dip (Ind Eng), AEP	Imperial Place Jeppe Quondam 79 Boeing Road East Bedfordview	Executive director

Walter is the chief executive of the Leasing and Capital Equipment Division. He joined the Group in 1998 as Managing Director of Imperial Fleet Services and was appointed to the executive committee in November 2002 and to the board in August 2006. Walter will resign as a director of Imperial upon unbundling and continue to serve on the board of Eqstra.

Name, age and qualifications	Business address	Occupation
Nazeer Hoosen (43) BCompt, MBA	Imperial Place Jeppe Quondam 79 Boeing Road East Bedfordview	Executive director

Nazeer is the chief executive of Regent Life. He joined the group in November 1996 as financial manager of Regent Life and was appointed to the Regent Life board in 1998 and became the chief executive in June 2002. He was appointed to the executive committee in March 2004 and to the board in July 2007.

Abdul Hafiz Mahomed (57) BCompt (Hons), CA(SA), H Dip Tax	Imperial Place Jeppe Quondam 79 Boeing Road East Bedfordview	Group Financial director

Hafiz is the deputy chief executive and the Group Financial Director. He joined the group as financial manager in 1982 and was appointed to the board in March 1989.

Gerhard Wessel Riemann (62)	Kasteelstrasse 8 47119 Duisburg Germany	Executive director

Gerhard is the chief executive of Imperial Logistics International in Germany and is responsible for logistics operations in Europe. He joined the group and the board in January 2000.

Thulani Sikhulu Gcabashe (50)	Megawatt Park Maxwell Drive Sunninghill Sandton	Non-executive deputy chairman

Thulani is the retired chief executive of Eskom and is currently the special advisor to the Chairman of Eskom. He was appointed to the board in January 2008.

Phumzile Langeni (33) BAcc	First Floor North Wing 43 Wierda Road West Wierda Valley Sandton	Non-executive director

Phumzile is currently a director of Afropulse and an independent non-executive director of Massmart Holdings Limited and Emperor's Palace. She is the JSE representative on the Securities Regulation Panel (SRP). She was appointed to the board in June 2004.

Michael John Leeming (64) BCom, MCom, FCMA, FIBSA, AMP	10 Somerset Estate 100 East Avenue Atholl	Non-executive director

Mike is a former executive director of Nedcor Limited. He has served as chairperson of the Banking Council of South Africa and president of this country's Institute of Bankers. He is currently a non-executive director of the Altron Group, AECI, Woolworths and Real Africa Holdings. He was appointed to the Board in November 2002.

James Roy McAlpine (67) BSc, CA	Suite 115 Killarney Office Block Killarney	Non-executive director

Roy is a former executive director of Liberty Life. He is currently a non-executive director of African Rainbow Minerals and Hyprop Investments, and is a past chairperson of the Association of Unit Trusts of South Africa. He was appointed to the Board in August 1998.

Veli Joseph Mokoena (48) BA Post-Graduate Diploma in Management (Wits) Executive Development Program (New York)	55 Forge Road Spartan Kempton Park	Non-executive director

Veli is the chief executive of Ukhamba Holdings, the group's empowerment partner and is currently a non-executive director of Distribution and Warehousing Network Limited. He was appointed to the Board in March 2004. Veli will resign as a director of Imperial upon unbundling and continue to serve on the board of Eqstra.

Name, age and qualifications	Business address	Occupation
Popo Simon Molefe (55) Phd (Hon)	1st Floor 5 Commerce Square 39 Rivonia Road' Sandhurst	Non-executive director

Popo was the Premier of the North West Province and Chairperson of the ANC in the North West Province. He is a former member of the ANC National Executive Committee and was the Chairperson of the ANC's sub-committee on governance and legislatures. He has been appointed chairperson of Petro SA and a board member of the Central Energy Fund, Strategic Fuel Fund, Xantium Technology Holdings Limited and Armscor. He was appointed to the Board in June 2005. Popo will resign as a director of Imperial upon unbundling and continue to serve on the board of Eqstra.

Mohammed Valli Moosa (51) BSc	1st Floor 5 Commerce Square 39 Rivonia Road Sandhurst	Non-executive director

Valli is the Non-Executive Chairman of Eskom and is Non Executive Director of Sanlam Limited and Sun International. He is the Executive Chairman of Lereko Investments. He is also President of IUCN and serves on the National Executive Committee of the ANC. He previously served as Minister for Constitutional Development and Minister of Environmental Affairs and Tourism.

Max Vuyisile Sisulu (62) MA, MPA	349 Elizabeth Grove Lynnwood Pretoria	Non-executive director

Max is a prominent public figure and is currently the group general manager of SASOL. He is a non-executive director of African Rainbow minerals and the Resolve group. He is also the non-executive chairperson of Ukhamba Holdings, the group's empowerment partner. He was appointed to the Board in March 2004. He serves on the national executive committee of the ANC.

Roderick John Alwyn Sparks (49) BCom (Hons), CA(SA), MBA	14 Welbeloond Road Constantia	Non-executive director

Roddy is a former Managing Director of Old Mutual South Africa and Old Mutual Life Assurance Company (SA) and former chairperson of Old Mutual Unit Trust, Old Mutual Specialised Finance and Old Mutual Asset Managers (SA). He is a director of Worldwide African Investments and serves on the board of governors of the UCT Graduate School of Business. He was appointed to the Board in July 2006.

Ashley (Oshy) Tugendhaft (59) BA LLB	20th Floor Sandton City Office Towers 5th Street Sandown Sandton	Non-executive director

Oshy is the senior partner of Tugendhaft Wapnick Banchetti & Partners, a leading Johannesburg law firm and a non-executive director of African Bank Investments Limited and Pinnacle Technology Holdings Limited. He was appointed to the Board in April 1998.

Younaid Waja (56) BCom, Hons B Compt, CA(SA), H Dip Tax Law	63 Dolly Rathebe Road Fordsburg Johannesburg	Non-executive director

Younaid is a director of the Public Investment Corporation (PIC), the largest shareholder in Imperial. He is the chairperson and senior tax partner of APF Chartered Accountants Inc., a director of Pareto Limited as well as Blue IQ Investment Holdings (Pty) Limited, a trustee of the Diabo Trust (Telkom Employees' 2% Share) and an accountant member of the Special Income Tax Court. He is also a former chairperson of the Public Accountants' and Auditors' Board. He was appointed to the Board in June 2004.

Trading history of Imperial ordinary shares on the JSE

The price history of Imperial shares on the JSE is set out below:

	High (cents)	Low (cents)	Close (cents)	Volume
Quarterly				
2005				
March	10 850	9 460	9 751	30 851 423
June	10 500	9 350	10 230	28 488 035
September	13 500	10 005	13 300	44 634 701
December	14 433	11 400	14 060	50 612 182
2006				
March	17 600	13 600	17 100	66 477 874
June	17 549	12 001	13 500	73 206 533
September	14 595	12 160	12 925	61 878 373
December	16 574	12 935	16 399	55 009 650
Monthly				
2007				
February	17 900	15 600	16 400	1 840 860
March	16 800	14 128	15 150	2 714 557
April	16 600	15 000	16 000	2 571 356
May	16 800	15 015	15 150	2 056 254
June	15 550	13 901	14 580	4 154 087
July	14 600	13 101	14 000	2 321 535
August	14 495	12 200	14 300	1 965 778
September	14 700	12 413	12 900	1 951 965
October	13 750	12 460	13 120	2 639 575
November	13 289	10 100	10 290	2 056 957
December	11 293	9 500	10 438	1 645 779
2008				
January	10 500	7 425	7 600	22 635 077
Daily				
2008				
January				
28	8 250	7 880	7 998	865 740
29	8 270	7 900	8 045	718 389
30	8 000	7 710	7 799	556 406
31	7 995	7 425	7 600	595 103
February				
3	8 000	7 500	7 995	1 172 211
4	8 124	7 850	7 911	981 764
5	8 001	7 253	7 401	1 100 562
6	7 699	7 100	7 495	1 812 693
7	7 700	7 400	7 500	1 202 991
8	7 600	7 261	7 261	1 470 199
11	7 350	7 002	7 010	800 810
12	7 270	7 000	7 270	1 146 379
13	7 500	7 151	7 400	1 468 661
14	7 680	7 270	7 510	1 117 803
15	7 740	7 400	7 600	1 632 086
18	7 800	7 420	7 661	394 987
19	7 923	7 600	7 900	1 111 355
20	7 820	7 600	7 765	1 510 236

	High (cents)	Low (cents)	Close (cents)	Volume
Daily				
2008				
February				
21	7 900	7 620	7 851	1 052 358
22	8 352	7 700	8 150	1 183 594
25	8 501	8 157	8 345	1 339 457
26	8 600	8 174	8 500	926 071
27	8 399	7 915	7 999	1 572 252
28	8 084	7 775	7 775	494 930
29	8 084	7 610	8 000	966 355
March				
3	7 974	7 700	7 905	686 111
4	8 238	7 850	7 900	1 105 990
5	8 000	7 499	7 614	1 206 058
6	7 695	7 475	7 513	1 552 679
7	7 400	6 950	7 075	1 572 025
10	7 075	6 779	6 950	1 707 732
11	7 000	6 800	6 900	1 361 798

Source: *I-Net Bridge.*

Imperial Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/021048/06)
Ordinary share code: IPL ISIN: ZAE000067211
Preference share code: IPLP ISIN: ZAE000088076
("Imperial" or "the Company")

Notice of general meeting of shareholders

NOTICE IS HEREBY GIVEN that a general meeting of holders of ordinary shares of 4 cents each, deferred ordinary shares of 4 cents each, preferred ordinary shares of 4 cents each and the non-redeemable, non-participating preference shares of 4 cents each in the issued share capital of Imperial, will be held at 10:00 on Friday, 18 April 2008, at the registered office of the Company, Imperial Place, 79 Boeing Road East, Jeppe Quondam, Bedfordview, for the purpose of considering and if, deemed fit, passing, with or without modification, the Special and Ordinary Resolutions set out below in the manner required by the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act").

1. Special Resolution Number 1 – Amendment of Article 55 – Rights and Conditions of the Deferred Ordinary Shares

"**RESOLVED THAT**, subject to the passing and registration of Special Resolution Number 2 and the passing of Ordinary Resolution Number 1 and Ordinary Resolution Number 2, the articles of association of the Company be, and are hereby amended by the deletion of the existing Article 55 and its substitution by the new Article 55 which is contained in **Schedule 1** hereto, which is a replica of the existing Article 55 with all the proposed amendments marked up."

It is recorded that the holders of the deferred ordinary shares have, in terms of Article 55.8, given their written consent to the amendment of Article 55.

The reason for and effect of this Special Resolution is to amend Article 55 of the Articles of Association of the Company to accommodate the unbundling by the Company of its shares in Eqstra Holdings Limited in terms of section 90 of the Companies Act, as read with section 46 of the Income Tax Act, 58 of 1962 and the effect of the amendment of the Company's financial year-end to 30 June.

2. Special Resolution Number 2 – Amendment of Article 56 – Rights and Conditions of the Preferred Ordinary Shares

"**RESOLVED THAT**, subject to the passing and registration of Special Resolution Number 1 and the passing of Ordinary Resolution Number 1 and Ordinary Resolution Number 2, the articles of association of the Company be, and are hereby amended by the deletion of the existing Article 56 and its substitution by the new Article 56 which is contained in **Schedule 2** hereto, which is a replica of the existing Article 56 with all the proposed amendments marked up.

The reason for and effect of this Special Resolution is to amend Article 56 of the Articles of Association of the Company to accommodate the unbundling by the Company of its shares in Eqstra Holdings Limited in terms of section 90 of the Companies Act, as read with section 46 of the Income Tax Act, 58 of 1962, and the effect of the amendment of the Company's financial year-end to 30 June.

It is recorded that, as required by Article 56.12, the amendment of Article 56 in the manner provided in this Special Resolution, has received the approvals of:

(1) the Lereko Mobility preference shareholders;

(2) a special resolution of the debenture holders at a general meeting of the debenture holders held prior to this general meeting;

(3) the JSE.

3. **Ordinary Resolution Number 1 – Approval of the Unbundling**

"**RESOLVED THAT**, subject to the passing and registration of Special Resolution Number 1 and Special Resolution Number 2 and the passing of Ordinary Resolution Number 2, the Company be and is hereby authorised to distribute to its ordinary shareholders pro rata to their respective holdings of ordinary shares in the Company, as an unbundling transaction as contemplated in section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, and as permitted by section 90 of the Companies Act, all of the ordinary shares which will be held by the Company in Eqstra Holdings Limited (registration number 1998/011672/06), on the date of the fulfilment of the suspensive condition to which this resolution is subject as set out below, upon the terms and subject to the conditions set out in the circular to the Imperial shareholders, dated 20 March 2008, of which this notice of general meeting forms part, which resolution is subject to the suspensive condition that the aforesaid ordinary shares in Eqstra Holdings Limited are listed on the JSE."

4. **Ordinary Resolution Number 2 – Approval of the MCC Minority Transaction**

"**RESOLVED THAT**, subject to the passing and registration of Special Resolution Number 1 and Special Resolution Number 2 and the passing of Ordinary Resolution Number 1, the Company hereby approves the transaction described as the "MCC minority transaction" in the circular to the Imperial shareholders, dated 20 March 2008, of which this notice of general meeting forms part."

Those directors of the MCC companies (as defined in the circular) who are shareholders of the Company shall not be entitled to vote on the above resolution since they are classified as related parties in terms of the Listings Requirements of the JSE.

5. **Ordinary Resolution Number 3 – Amendment of the Imperial Executive Share Purchase Scheme**

"**RESOLVED THAT**, that the Company be and is hereby authorised to amend the provisions of the Imperial Executive Share Purchase Scheme, as follows:

5.1 by the addition of a new definition to read as follows:

"*1.1.20* "Eqstra" means Eqstra Holdings Limited (Registration number 1998/011672/06), a public company incorporated in accordance with the laws of the Republic of South Africa, all of the issued ordinary shares of which will be listed on the JSE;"

5.2 by the addition of a new definition to read as follows:

"*1.1.21* "Eqstra shares" means ordinary shares of a par value of 0.1 cent each in the capital of Eqstra;"

5.3 by the addition of a new definition to read as follows:

"*1.1.22* "Eqstra unbundling" means the transaction in terms of which Imperial will distribute to its ordinary shareholders all of its ordinary shares in Eqstra in terms of section 90 of the Act, as read with section 46 of the Income Tax Act, 58 of 1962;"

5.4 by the insertion of a comma and addition of the following words "subject also to the provisions of clause 23.3, which shall *mutatis mutandis* apply" after the word "concerned" at the end of clause 1.1.31.1;

5.5 by the insertion of a comma and by the addition of the following words "subject, however to the right of the board to extend the period in terms of clause 23.1" after the word "employment" at the end of clause 1.1.31.2;

5.6 by the addition of the words "(treating each share and each Eqstra share, as though its was one combined share)" after the words "pledged shares" in the second line of clause 1.1.38;

5.7 by the addition of a new clause 1.1.44.4 to read as follows:

"*1.1.44.4* the unbundled Eqstra shares; and";

5.8 by the addition of a new clause 1.1.44.5 to read as follows:

"*1.1.44.5* shares or other securities in Eqstra or in any other company allotted, issued or transferred by way of exchange for the unbundled Eqstra shares, pursuant to any conversion or redemption of shares in accordance with Eqstra's articles of association for so long as those shares or securities remain subject to the pledge;";

5.9 by the addition of a new definition to read as follows:

"*1.1.55* "unbundled Eqstra shares" means the Eqstra shares distributed to a participant in terms of the Eqstra unbundling in respect of the participant's holding of allocation shares.";

5.10 by the deletion of the word "scheme" in clause 22.1 and the replacement thereof with the word "allocation";

5.11 by the insertion of a new clause 22.2 to read as follows:

"22.2 The unbundled Eqstra shares of each participant shall be deemed, as against receipt by such participant of the unbundled Eqstra shares, to be subject to the pledge and cession in terms of this 22.";

5.12 by the insertion of the words "and the unbundled Eqstra shares," following the words "allocation shares" in clause 22.5.1;

5.13 by the insertion of the words "and/or the unbundled Eqstra shares" following the words "allocation shares" in clause 22.5.1.1;

5.14 by the deletion in clause 23.1 of the words in parenthesis in the third line "(except in any event referred to in 1.1.28.2 or 1.1.28.3)" and the remainder of this clause after the words "prejudice to the participant";

5.15 by the deletion of clause 23.3, and the replacement thereof with a new 23.3 to read as follows:

"23.3 Without derogating from the provisions of 23.1, if, as at the expiry date, (except in any event referred to in 1.1.31.2 or 1.1.31.3), the total share debt exceeds the fair market value of the pledged shares as at that date and the board has not extended the maximum period in terms of 23.1 by not less than 3 years, any participant may, on written notice ("the notice") given to the trustees by the expiry date, require the maximum period to be extended for a further period, not exceeding 3 years as specified in the notice, whereupon the maximum period shall be deemed to have been so extended."

5.16 by the deletion of clauses 23.3.1, 23.3.1.1, 23.3.1.2, 23.3.1.3, 23.3.1.4 and 23.3.1.5.

5.17 by the insertion of a new clause 28 to read as follows:

"28. **PRECLUSION OF VOTING AND TRADING PURPOSES**

28.1 Shares held by the trust shall not have their votes at general/annual general meetings of the company taken account of for the Listings Requirements' resolution approval purposes. Such shares shall also not be allowed to be taken account of for purposes of determining categorisations as detailed in Section 9 of the Listings Requirements.

28.2 The scheme shall be used to incentivise participants and may not be used for trading purposes."

The directors of the Company who have an interest in the Imperial Executive Share Purchase Scheme shall not be entitled to vote on the above resolution.

6. Ordinary Resolution Number 4 – Amendment of the Imperial Bonus Right Scheme

"**RESOLVED THAT**, the Company be and is hereby authorised to amend the provisions of the Imperial Bonus Right Scheme, as follows:

6.1 by making Eqstra Holdings Limited a party to the Imperial Bonus Right Scheme Agreement;

6.2 by the insertion of the words "or the Eqstra Group, as the case may be," after the word "group" in clause 1.1.2;

6.3 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" in clause 1.1.4;

6.4 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" in clause 1.1.5;

6.5 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" and by insertion of the words "of Imperial" after the word "board" in clause 1.1.6;

6.6 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" in clause 1.1.8;

6.7 by the deletion of the word "and" as it appears between the references made to clauses 1.1.9.2 and 1.1.9.3 and by the insertion of a comma after the reference made to clause 1.1.9.2, as well as insertion of the words "and 1.1.9.4" after the reference made to clause 1.1.9.3 in the first line of clause 1.1.9.1;

6.8 by the insertion of the words "and clause 1.1.9.4" after the reference made to clause 1.1.9.3 in clause 1.1.9.2;

6.9 by the insertion of the words "subject to clause 1.1.9.4," at the beginning of clause 1.1.9.3;

6.10 by the addition of a new clause 1.1.9.4 to read as follows:

"*1.1.9.4* in respect of original bonus rights, if the aggregate of the fair market value of the notional Imperial shares and the notional Eqstra shares as at the end of the period referred to in clause 1.1.9.1 is less than the fair market value of the Imperial shares as at the commencement date, a period of 5 years commencing on the commencement date, provided that if, as at that date, the aforementioned aggregate fair market value is still less than the fair market value of the notional Imperial shares as at the commencement date, a period of 6 years commencing on the commencement date;";

6.11 by the insertion of a comma and the addition of the following words "which, in respect of original bonus rights granted to Eqstra participants, shall be deemed to have been made by Eqstra or any company of the Eqstra group nominated by Eqstra as at the bonus payment date, and failing such nomination, Eqstra;" after the word "scheme" at the end of clause 1.1.10;

6.12 by the insertion of the words "or Eqstra shares, as the case may be," after the words "Imperial shares" and by insertion of the words "or Eqstra, as the case may be," after the words "to which Imperial" in clause 1.1.12;

6.13 by the deletion of clause 1.1.15 which read as follows:

"***1.1.15*** "the directors" means the directors of Imperial;";

6.14 by the addition of a new definition to read as follows:

"***1.1.16*** "Eqstra" means Eqstra Holdings Limited (Registration number 1998/011672/06);"

6.15 by the addition of a new definition to read as follows:

"***1.1.17*** "Eqstra group" means Eqstra, its subsidiaries and associated companies from time to time;"

6.16 by the addition of a new definition to read as follows:

"***1.1.18*** "Eqstra participant" means a participant who, consequent upon the Eqstra unbundling, ceases to be employed by the group and is instead employed by the Eqstra group;"

6.17 by the addition of a new definition to read as follows:

"***1.1.19*** "Eqstra shares" means ordinary shares of a par value of 0.1 cent each in the capital of Eqstra;"

6.18 by the addition of a new definition to read as follows:

"***1.1.20*** "Eqstra unbundling" means the transaction in terms of which Imperial will distribute all of its shares in Eqstra to the ordinary shareholders of Imperial in terms of section 90 of the Companies Act, No. 61 of 1973, as amended, as read with section 46(1)(a) of the Act;"

6.19 by the addition of a new clause 1.1.22.2 to read as follows:

"*1.1.22.2* an Eqstra share or a notional Eqstra share, means the volume weighted average price per share for trades in Eqstra shares made on the JSE calculated over the 30 trading days preceding the expiry date;"

6.20 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" in clause 1.1.23;

6.21 by the insertion of a comma and the addition of the following words "or the Eqstra group, as the case may be," after the word "group" in clause 1.1.25;

6.22 by the addition of a new definition to read as follows:

"*1.1.30* "notional Eqstra shares" means notional Eqstra shares equivalent in number to the notional Imperial shares;";

6.23 by the addition of a new definition to read as follows:

"*1.1.33* "original bonus rights" means bonus rights offered and accepted by a participant prior to the Eqstra unbundling;";

6.24 by the insertion of a comma and the addition of the following words "provided that in respect of original bonus rights granted to Eqstra participants, the participating company in respect of any such bonus rights shall be deemed to be any company of the Eqstra group nominated by Eqstra as at the bonus payment date, and failing such nomination, Eqstra" after the word "them" at the end of clause 1.1.35;

6.25 by the addition of the word "Imperial" after the word "means" and by the insertion of a comma and the addition of the word "Eqstra" after the word "companies" in clause 1.1.36;

6.26 by the insertion of the words "or the Eqstra group, as the case may be," after the word "group" in the second line of clause 1.1.39 and by the insertion of the words "or the Eqstra group" after the word "group" in the fifth line of clause 1.1.39;

6.27 by the insertion of the words "or the Eqstra Group, as the case may be," after the word "group" in clause 1.1.40;

6.28 by the insertion of the words "or, from the Eqstra group, in respect of original bonus rights granted to Eqstra participants," after the words "bonus right," in clause 1.1.41;

6.29 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" in clause 1.1.43;

6.30 by the insertion of a comma and the addition of the following words ", or who were employed by the group at the commencement date and will continue to be employed by the Eqstra group consequent upon the Eqstra unbundling" after the word "term" at the end of clause 2;

6.31 by the insertion of a comma and the addition of the words ", and Eqstra participants in respect of original bonus rights," after the word "participants" in clause 3;

6.32 by the insertion of the words "Subject to clause 4.8," and amending the capital letter "T" affixed to the word "The" to a small letter "t" at the beginning of clause 4.2;

6.33 by the insertion of the words "Subject to clause 4.8," and amending the capital letter "I" affixed to the word "If" to a small letter "i" at the beginning of clause 4.3;

6.34 by the addition of the words "or Eqstra, as the case may be"' after the word "Imperial" in the first line, as well as after the word "shares" in the fourth line of clause 4.5 and by the insertion of a comma and the addition of the following words "provided that, an Eqstra participant shall be required to apply his bonus to subscribe for, or at the election of Eqstra, purchase Eqstra shares on the bonus payment date, in the circumstances contemplated in clause 11.12" after the word "date" at the end of clause 4.5;

6.35 by the insertion of the words "or Eqstra shares" after the word "shares" in clause 4.6;

6.36 by the addition of a new clause to read as follows:

"4.8 In respect of original bonus rights, the amount of the bonus will be equivalent to the difference, if any, between the aggregate of the fair market value of an Imperial share and an Eqstra share, as at the expiry date and the fair market value of an Imperial share as at the commencement date, multiplied by the number of notional Imperial shares to which the bonus right is linked, but subject to clause 4.4.";

6.37 by the insertion of the words "subject to clause 10.5.3," at the beginning of clause 10.5.1;

6.38 by the deletion of the full stop and replacement thereof with a semi-colon at the end of clause 10.5.2;

6.39 by the insertion of a new clause to read as follows:

"*10.5.3* in respect of original bonus rights granted to an Eqstra participant, upon such Eqstra participant ceasing prior to the expiry date, to be employed by any company in the Eqstra group for whatever reason, including retirement and retrenchment, but excluding age retirement, ill-health retirement and death.";

6.40 by the insertion of the words "or Eqstra participant, as the case may be," after the word "participant" in clause 10.6;

6.41 by the insertion of a comma and the addition of the words ", but subject to clause 11.2" after the words "clause 11.3" at the end of clause 11.1;

6.42 by the insertion of a new clause to read as follows:

"11.2 Subject to the acceptance of a bonus right in terms of clause 10.3, in respect of an original bonus right granted to an Eqstra participant, such Eqstra participant shall be paid a bonus by the participating company concerned in the amount referred to in clause 11.4.";

6.43 by the deletion of the reference made to clause "11.3" and replacement thereof with reference now being made to "11.5" in clause 11.3 as well as by the insertion of the words "of the designated shares as" after the words "If the fair market value" in the fifth line of clause 11.3;

6.44 by the addition of a new clause to read as follows:

"11.4 Subject to clause 11.5, the bonus payable in terms of clause 11.2 shall be an amount equivalent to the difference between the aggregate of the fair market value of an Imperial share and an Eqstra share as at the expiry date and the fair market value of an Imperial share as at the commencement date, multiplied by the number of designated shares. If the aforesaid amount is a negative amount, no bonus shall be payable.";

6.45 by the addition of a new clause to read as follows:

"11.5 Any bonus shall be subject to the performance criteria, which may provide for its reduction or elimination in its entirety.";

6.46 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" and by the insertion of the words "or clause 11.11, as the case may be," after the words "clause 11.7" in clause 11.6;

6.47 by the addition of a new clause to read as follows:

"11.12 In respect of original bonus rights, an Eqstra participant, in accordance with clause 4.5, shall apply the bonus, at the election of Eqstra:

11.12.1 to subscribe for Eqstra shares ("the Eqstra specified shares") at a price per Eqstra share equivalent to the last closing price in respect of trades in Eqstra shares which will have occurred immediately prior to the bonus payment date; and/or

11.12.2 to purchase Eqstra shares ("the Eqstra specified shares") at the best price at which the stockbroker referred to in clause 11.7.2 is able to acquire Eqstra shares on the JSE within the 3 day period commencing on the bonus payment date,

and the provisions of clauses 11.7 to 11.11 shall, *mutatis mutandis*, apply in respect of the Eqstra specified shares.";

6.48 by the insertion of the words "or, in respect of original bonus rights granted to Eqstra participants, any of the aforegoing in respect of Eqstra shares or share capital" after the word "Imperial" and by the insertion of the words "or Eqstra participant, as the case may be," after the word "participant" in clause 12.1;

6.49 by the addition of a new clause to read as follows:

"12.2 It is recorded that the Eqstra unbundling will be deemed not to be an adjustment event as contemplated in clause 12.1, the amendment of the scheme in the respects set out in this amended scheme, being intended to accommodate the Eqstra unbundling.";

6.50 by the insertion of the words "or Eqstra, as the case may be," after the word "Imperial" in clause 13;

6.51 by the insertion of the words "specified in Schedule 1 hereto" after the word "companies" in clause 16.1.1;

6.52 by the insertion of the words "or Eqstra group's, as the case may be," after the word "group's" in clause 16.1.2;

6.53 by the addition of a new clause to read as follows:

"*16.1.3*	Eqstra group	–	12 Corobrick Road
		–	Meadowdale
	Fax No	–	086 674 9420";

6.54 by the insertion of the words "or the Eqstra group" after the word "company" in clause 16.5;

6.55 by the deletion of the words "will be" in Schedule 1 and replacement thereof with the word "are", as well as the addition of the word "amended" after the word "this" and by the insertion of the acronym "(Pty)" between the words "Ukhamba Holdings" and "Limited" at the end of Schedule 1.

The directors of the Company who have an interest in the Imperial Bonus Right Scheme shall not be entitled to vote on the above resolution.

7. **Ordinary Resolution Number 5 – Authority for Directors and Secretary to Sign and Act**

"**RESOLVED THAT**, any director or the secretary of the Company be and is hereby authorised to do all such things and sign all such documents as are necessary to give effect to the aforegoing Special Resolutions and Ordinary Resolutions."

VOTING

The holders of the ordinary shares, the deferred ordinary shares and the preferred ordinary shares in the issued share capital of the Company will be entitled to attend the general meeting and to vote on all the resolutions set out above. On a show of hands every such shareholder of the Company who is present in person or by proxy at the general meeting will have one vote (irrespective of the number of shares held in the Company), and on a poll, every such shareholder of the Company will have one vote for every share held or represented.

The holders of the non-redeemable, non-participating preference shares ("preference shares") in the Company will be entitled to attend the general meeting and to vote on Ordinary Resolution Number 1. On a show of hands every preference shareholder of the Company who is present in person or by proxy at the general meeting will have one vote (irrespective of the number of the preference shares held in the Company). In terms of section 195(1) of the Companies Act, 1973 (Act 61 of 1973), as amended, on a poll, every preference shareholder will have that proportion of the total votes in the Company which the aggregate amount of the par value of the preference shares held by him bears to the aggregate amount of the par value of all shares issued by the Company, provided that the total voting rights attributable to the preference shares at such meeting shall be limited to a maximum of 24.9% of the total voting rights of all the shareholders exercisable at the general meeting.

PROXIES

An Imperial ordinary shareholder, deferred ordinary shareholder, preferred ordinary shareholder or preference shareholder entitled to attend and vote at the general meeting may appoint one or more persons as its proxy to attend, speak and vote in its stead. A proxy need not be a shareholder of the Company.

A form of proxy *(blue)* is attached for the convenience of certificated shareholders and "own name" dematerialised shareholders who are unable to attend the general meeting, but who wish to be represented thereat. In order to be valid, duly completed proxy forms must be received by the Company's transfer secretaries, Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, or posted to the transfer secretaries at PO Box 61051, Marshalltown, 2107, or forwarded by fax to number (011) 688-5238, to be received by 10.00 on Wednesday, 16 April 2008.

Dematerialised shareholders, other than with "own name", registration, who have not been contacted by their Central Securities Depository Participant ("CSDP") or broker with regard to how they wish to cast their votes, should contact their CSDP or broker and instruct their CSDP or broker as to how they wish to cast their votes at the Company's general meeting in order for their CSDP or broker to vote in accordance with such instructions. If such dematerialised shareholders wish to attend the Company's general meeting in person, they must request their CSDP or broker to issue the necessary letter of representation to them. This must be done in terms of the agreement entered into between such dematerialised shareholders and the CSDP or broker.

By order of the board of directors

IMPERIAL HOLDINGS LIMITED

R A Venter
Company Secretary

20 March 2008

Registered office
Imperial Place
Jeppe Quondam
79 Boeing Road East
Bedfordview, 2004
(PO Box 3013, Edenvale, 1610)

Transfer secretaries
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

New Article 55 of the Articles of Association of Imperial (Amendments to existing Article 55 marked-up)

55. Special Rights and Conditions attached to the Deferred Ordinary Shares

55.1 Interpretation

For the purposes of this Article 55, the following terms shall have the meanings assigned to them hereunder:

55.1.1 "AC 110" means "AC 110: accounting for investments in associates", being the accounting statement of Generally Accepted Accounting Practice as issued by The South African Institute of Chartered Accountants to prescribe principles for accounting for investments in associates, or any accounting standard which may be substituted in place thereof;

55.1.2 "Annexure A" means Annexure A to this Article 55, which is to be read as incorporated herein;

55.1.3 "the articles" means the articles of association of the company;

55.1.4 "associate" means associate as defined in AC 110;

55.1.5 "the auditors" means the auditors for the time being of the company;

55.1.6 "Base Headline Earnings Hurdles" means Base Headline Earnings Hurdles as defined in Section 1 of Annexure A;

55.1.7 "the board" means the board of directors of the company;

55.1.8 "the company" or "Imperial" means Imperial Holdings Limited;

55.1.9 "the conversion" means the conversion of any particular number of deferred ordinary shares into ordinary shares;

55.1.10 "the converted shares" means, at any time, the cumulative total number of deferred ordinary shares that have been converted into ordinary shares during the initial conversion period, the extended conversion period and the indefinite conversion period;

55.1.11 "CSDP" means a Central Securities Depository Participant, accepted as a participant in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;

55.1.12 "the date of conversion" means the date upon which each conversion concerned occurs in terms of 55.13;

55.1.13 "the deferred ordinary shares" means deferred ordinary shares of a par value of 4 cents each in the capital of the company;

55.1.14 "Eqstra" means Eqstra Holdings Limited (Registration number 1998/011672/06);

55.1.15 "Eqstra unbundling" means the transaction in terms of which the company will distribute its shares in Eqstra to the ordinary shareholders of the company in terms of section 90 of the Act, as read with section 46 of the Income Tax Act, 58 of 1962;

~~*55.1.14*~~*55.1.16* "the expert" means a person appointed by agreement of the board, the board of Eqstra and the holders of the deferred ordinary shares, and failing such agreement, by the Chairman of the Johannesburg Bar Council or failing him, by the President of The South African Institute of Chartered Accountants;

~~*55.1.15*~~*55.1.17* "the extended conversion period" means the period commencing on ~~26 June~~1 July 2011 and ending 14 days after the date of approval by the board of the financial statements of the company in respect of the financial period ended ~~25~~30 June 2018, provided that if the company's financial year-end should be changed, those dates shall be adjusted appropriately;

~~55.1.16~~55.1.18 "financial period" means each financial period of the company as more fully described in Section 1 of Annexure A;

~~55.1.17~~55.1.19 "financial statements" means the audited consolidated annual financial statements of the company in respect of each of the financial periods;

~~55.1.18~~55.1.20 "the formula" means the formula set out in Annexure A, upon the application of which the conversion during the initial conversion period and the extended conversion period will occur;

~~55.1.19~~55.1.21 "the Group" means, collectively, the company, its subsidiaries and associates;

~~55.1.20~~55.1.22 "headline earnings" means headline earnings as defined in Circular 7/2002 issued on 17 December 2002 by The South African Institute of Chartered Accountants, or any subsequent amendment thereof, provided that the following shall be excluded from the determination of headline earnings:

~~55.1.20.1~~55.1.22.1 any gains/losses arising from the sale of any businesses by the Group;

~~55.1.20.2~~55.1.22.2 impairment of the Group's aviation assets, provided that to the extent that such an impairment is reversed in subsequent financial periods, any gains from such reversal shall also be excluded from the calculation of headline earnings in respect of those financial periods, and provided further, that the calculation of headline earnings shall not be adjusted for any impairment of such aviation assets in respect of any financial periods subsequent to 25 June 2004;

~~55.1.20.3~~55.1.22.3 any gains/losses arising from the issue of the deferred ordinary shares and/or their conversion;

55.1.22.4 any gains/losses arising from the shares held by the company in Eqstra;

~~55.1.21~~55.1.23 "the Hurdles" means the Base Headline Earnings Hurdles and the Hurdle growth rates;

~~55.1.22~~55.1.24 "Hurdle growth rates" means Hurdle growth rates as defined in Section 1 of Annexure A;

~~55.1.23~~55.1.25 "the indefinite conversion period" means the period commencing on ~~26 June~~1 July 2018 (or such adjusted date if the company's financial year-end should be changed) and ending on the date that the cumulative total of the converted shares equals 10.1% of the total issued ordinary shares as at that date (excluding treasury shares but including the converted shares);

~~55.1.24~~55.1.26 "the initial conversion period" means the period commencing on 26 June 2004 and ending 14 days after the date of approval by the board of the financial statements of the company in respect of the financial period ended ~~25~~30 June 2011, provided that if the company's financial year-end should be changed, that period shall be adjusted to expire 14 days after the date of approval by the board of the financial statements in respect of the last completed financial year of the company, which is not earlier than ~~25~~30 June 2011;

~~55.1.25~~55.1.27 "JIBAR" means:

~~55.1.25.1~~55.1.27.1 the quarter year (91-day) Johannesburg Inter-Bank Agreed Rate as quoted by Safe~~x~~y and published on the first day of the given period for deposits in a comparable amount to that on which interest is to accrue and for a period comparable to the relevant interest period and which appears on the Reuters screen Safe~~x~~y page of First Rand Bank Limited at 11:00 Johannesburg time on that date, expressed as a percentage and converted to a nominal annual compounded annually in arrear rate; and

~~55.1.25.2~~55.1.27.2 if the rate in 55.1.27.1 is not quoted, the arithmetic mean (rounded upward to the nearest decimal place) of the mid-market rate between deposits and loans in South African Rands for the total number of days in such interest period as quoted on the Reuters page of First Rand Bank Limited at approximately 11:00 Johannesburg time on that date;

~~55.1.26~~55.1.28 "the Listings Requirements" means the Listings Requirements of the JSE;

~~55.1.27~~55.1.29 "major company" means any company in which Imperial has any direct or indirect shareholding interest, which, in respect of the last financial period of Imperial prior to any unbundling of that shareholding, contributed to the headline earnings of Imperial not less than 5% of the total headline earnings in respect of that financial period;

~~55.1.28~~55.1.30 "ordinary shares" means ordinary shares of a par value of 4 cents each in the capital of the company;

~~55.1.29~~55.1.31 "*pro rata* proportion" means the equation represented by:

$$\frac{D}{365}$$

Where;

D = the number of unexpired days in any financial period, reckoned from the effective date of any unbundling as contemplated in 55.14.1.1 or date of payment of any special dividend as contemplated in 55.15.1.1, as the case may be;

~~55.1.30~~55.1.32 "special dividend" means any dividend or capital distribution declared and paid by the company which is of an extraordinary nature and which is recognised by the company as a special dividend or capital distribution, but excluding any capitalisation issue;

~~55.1.31~~55.1.33 "the sponsor" means the sponsor of the company as described in Section 2 of the Listings Requirements;

~~55.1.32~~55.1.34 "subsidiary" means a Subsidiary as defined in Section 1.3 of Annexure A;

~~55.1.33~~55.1.35 "treasury shares" means any ordinary shares which are owned by any subsidiary of the company; and

~~55.1.34~~55.1.36 "unbundling" means any transaction in terms of which the shareholding or part thereof in any company in which Imperial has any direct or indirect shareholding is distributed to the shareholders of Imperial in terms of Section 90, or any other provisions of the Act.

55.2 Rights, privileges and conditions

The rights, privileges and conditions which attach to the deferred ordinary shares are set out in 55.3 to 55.23 hereof.

55.3 Issue price

Each deferred ordinary share shall be issued at its par value, of 4 cents, on the bases that:

55.3.1 if the issued ordinary shares of a par value of 4 cents each in the capital of the company are consolidated or sub-divided, the same shall apply, *mutatis mutandis*, to the deferred ordinary shares;

55.3.2 if any rights issue is implemented by the company in respect of the ordinary shares, the holders of the deferred ordinary shares shall not be entitled to participate in the rights issue;

55.3.3 if the board so determines, and subject to the approval of the holders of the ordinary shares in general meeting and of the JSE, if required, the holders of the deferred ordinary shares may be given the right in respect of any rights issue as contemplated in 55.3.2, to subscribe at a par value of 4 cents each, for that number of additional deferred ordinary shares, which together with the deferred ordinary shares originally allotted and issued, will constitute 10.1% of the total issued share capital of the company after the rights issue (excluding any treasury shares but including the deferred ordinary shares);

55.3.4 if any capitalisation or bonus issue is implemented by the company, the holders of the deferred ordinary shares shall be entitled and confined to a distribution from the company of so many additional deferred ordinary shares, which together with the deferred ordinary shares originally allotted and issued, will constitute 10.1% of the total issued share capital of the company after the capitalisation or bonus issue (excluding any treasury shares but including the additional deferred ordinary shares).

55.4 No participation in dividends or other distributions

Save as provided in 55.3.4 and 55.5, the deferred ordinary shares shall not participate in, or receive any dividends or capital distributions distributed by the company and/or any other payments made by the company in terms of section 90 of the Act.

55.5 Rights on winding-up

The deferred ordinary shares shall confer on the holders thereof the right, in a winding-up, to repayment of the par value thereof, *pari passu* with the holders of the ordinary shares, but no further right to participate in the profits or assets of the company.

55.6 Voting rights

55.6.1 The deferred ordinary shares shall rank *pari passu* in all respects with the ordinary shares with respect to voting rights.

55.6.2 In accordance with 55.6.1, notwithstanding anything to the contrary which may be contained in the Articles, the holders of the deferred ordinary shares shall not be entitled to veto any resolution that would otherwise have been capable of being passed by the required majority of votes, collectively, of the holders of the ordinary shares and the deferred ordinary shares.

55.7 Separate class

The deferred ordinary shares shall constitute a separate class of shares for the purposes of Article 5.1.1 as read with Article 15.1.9 of the articles.

55.8 Variation of rights

All or any of the rights attaching to the deferred ordinary shares may only be modified, altered, varied, added to or abrogated, with the prior written consent of the holders of at least 75% of the issued deferred ordinary shares or the sanction of a resolution of the holders of the issued deferred ordinary shares passed at a separate general meeting of such holders and at which members holding in the aggregate not less than 75% of the total votes of all the holders of the deferred ordinary shares entitled to vote at that meeting are present in person or by proxy and the resolution has been passed by not less than 75% of the total votes to which the holders of the deferred ordinary shares present in person or by proxy are entitled.

55.9 Meetings and quorum

Subject to 55.8, at every separate meeting of the holders of the deferred ordinary shares the provisions of the articles relating to general meetings of ordinary members shall apply *mutatis mutandis*, except that a quorum at any such general meeting of the holders of the deferred ordinary shares shall be a person or persons holding or representing by proxy at least 75% of the issued deferred ordinary shares, provided that if at any adjournment of such meeting a *quorum* is not present, then the provisions of the articles relating to adjourned meetings shall, *mutatis mutandis*, apply.

55.10 Restriction on transfer

The holders of the deferred ordinary shares shall not, whether directly or indirectly, be entitled to sell, alienate, or in any other manner dispose of, transfer, relinquish any rights to, beneficial or otherwise, pledge, or in any other manner encumber, any of the deferred ordinary shares save to, or in favour of the company. In the event of the holder of any deferred ordinary shares breaching the provisions hereof, then without prejudice to any other rights which the company may have, the deferred ordinary shares which are the subject matter of the breach shall no longer be eligible for conversion in terms of 55.11 and the provisions of 55.13.2.1 to 55.13.2.3 shall be deemed to apply, *mutatis mutandis*, in respect of the said deferred ordinary shares.

55.11 Conversion

On the date of conversion, the deferred ordinary shares to which the conversion applies shall automatically be converted into ordinary shares, on a one-for-one basis, and the appropriate amendment shall be made to the custody agreement entered into between each holder of the deferred ordinary shares and its CSDP or broker.

55.12 Ranking on conversion

Any ordinary shares so converted from deferred ordinary shares in terms of 55.11 shall rank from the date of conversion, *pari passu* in all respects with the other ordinary shares and shall accordingly qualify for any dividends or capital distributions declared by the company after the date of conversion.

55.13 Method of conversion and creation of preference shares

55.13.1 The conversion of the deferred ordinary shares into ordinary shares shall occur in respect of each financial period in accordance with the formula, within seven days of the date of approval by the board of the financial statements of the company in respect of each of the financial periods, respectively, against delivery to the secretary of the company, of a report from the auditors, which the board shall procure, supporting the calculation of the number of deferred ordinary shares which are to be converted, as determined by the board.

55.13.2 Once the cumulative total of the converted shares equals 10,1% of the total issued ordinary shares (excluding treasury shares but including the converted shares), the remaining deferred ordinary shares:

55.13.2.1 shall not be capable of conversion;

55.13.2.2 shall confer on each holder of the deferred ordinary shares, one vote for every deferred ordinary share held up to 100 and thereafter, one vote for every ten thousand deferred ordinary shares held;

55.13.2.3 shall automatically be converted into an equivalent number of redeemable preference shares of a par value of 4 cents each, carrying the rights and condition set out in 55.13.5.

55.13.3 If by the end of the initial conversion period, there are any deferred ordinary shares which have not been converted into ordinary shares ("the remaining deferred ordinary shares"), the following provisions shall apply:

55.13.3.1 subject to 55.13.3.2, at the end of each financial period during the extended conversion period, that number of the remaining deferred ordinary shares, determined in terms of Section 10 of the formula, shall convert into a corresponding number of ordinary shares; and

55.13.3.2 once the total number of converted shares equals 10,1% of the total issued ordinary share capital of the company (excluding any treasury shares but including the converted shares) the provisions of 55.13.2 shall, *mutatis mutandis*, apply.

55.13.4 If by the end of the extended conversion period, there are any deferred ordinary shares which have not been converted into ordinary shares ("the remaining deferred ordinary shares"), the following provisions shall apply:

55.13.4.1 subject to 55 13.4.2, at the end of each financial period during the indefinite conversion period, that number of the remaining deferred ordinary shares, determined in terms of Section 11 of the formula, shall convert into a corresponding number of ordinary shares until all the remaining deferred ordinary shares have been so converted; and

55.13.4.2 once the total number of converted shares equals 10,1% of the total issued ordinary share capital of the company (excluding any treasury shares but including the converted shares) the provisions of 55.13.2 shall, *mutatis mutandis*, apply.

55.13.5 Every redeemable preference share referred to in 55.13.2.3 shall:

55.13.5.1 confer on the holder thereof the right, in a winding-up, to repayment of the par value thereof, *pari passu* with the holders of the ordinary shares, but no further right to participate in the profits or assets of the company;

55.13.5.2 not confer on the holder the right to vote at meetings of the company, except:

(a) during any period determined as provided in 55.13.6, during which any winding-up dividend or any part of any such dividend on such share or any redemption payment thereon remains in arrear and unpaid; or

(b) in regard to any resolution proposed which directly affects any of the rights attached to such preference share or the interests of the holder thereof, including a resolution for the winding-up of the company or for the reduction of its capital;

55.13.5.3 subject to Section 98 of the Act, be redeemable at par at the option of the company at any time, on the following terms and conditions:

(a) notice of the exercise of such option shall be given by the company to the holder of the preference share in writing, whereupon such preference share shall be regarded as redeemed and cancelled; and

(b) upon receipt of such notice, the holder shall deliver the certificate of such preference share to the company at its registered office and the company shall pay to such holder in consideration of the redemption, the par value of the share;

55.13.6 the period referred to in 55.13.5.2(a) shall commence 6 months after the end of the financial year of the company in respect of which such dividend accrued or such redemption payment became due.

55.14 Unbundling

55.14.1 If at any time, there is any unbundling by the company of any major company, the Hurdles for:

55.14.1.1 the financial period in which the unbundling occurs, shall be decreased by the *pro rata* proportion of the headline earnings which the major company will have contributed to Imperial in respect of the immediately prior financial period, escalated by 13%;

55.14.1.2 the immediately succeeding financial period, shall be decreased by the headline earnings which the major company will have contributed to Imperial in respect of the immediately prior financial period referred to in 55.14.1, escalated by 1.13^2;

55.14.1.3 all future unexpired financial periods. shall be decreased by the same amount referred to in 55.14.1.2 escalated by 13% per annum compounded,

pro rata, if the unbundling comprises less than the total shareholding of Imperial in the major company concerned.

55.14.2 The amount of any decrease in terms of 55.14.1 shall be determined in accordance with the provisions of 55.17.1 (excluding 55.17.2) which shall, *mutatis mutandis*, apply.

55.14.3 The provisions of 55.14 shall not apply in respect of the Eqstra unbundling, it being recorded that the amendment of the formula in terms of the special resolution passed at the general meeting of the company which approved the Eqstra unbundling, accommodates the Eqstra unbundling.

55.15 Special dividend

55.15.1 If at any time, a special dividend is paid by the company, the Hurdles for:

55.15.1.1 the financial period in which the payment of the special dividend occurs shall be decreased by the *pro rata* proportion of the interest per annum, less notional tax payable thereon, that would have been earned by the company in respect of that financial period on the cash amount of the special dividend, on the assumption that the amount would have been invested by the company at JIBAR plus 50 basis points and would have been taxable at the normal rate of tax applicable to companies, without any deductions or rebates;

55.15.1.2 the immediately succeeding financial period, shall be decreased by the interest per annum, less notional tax payable thereon, that would have been earned by the company for the full financial period concerned on the cash amount of the special dividend, on the assumption that the amount would have been invested by the company at JIBAR (at the rate applicable in the financial period referred to in 55.15.1.1) plus 50 basis points and would have been taxable at the normal rate of tax applicable to companies (at the rate applicable in the financial period referred to in 55.15.1.1), without any deductions or rebates, plus 13%;

55.15.1.3 all future financial periods shall be decreased by the same amount referred to in 55.15.1.2 escalated by 13% per annum compounded.

55.15.2 The amount of any decrease in terms of 55.15.1 shall be determined in accordance with the provisions of 55.17.1 (excluding 55.17.2), which shall, *mutatis mutandis*, apply.

55.15.3 The provisions of 55.15 shall not apply in respect of the distribution in terms of section 90 of the Act of the shares in Eqstra by Imperial to its shareholders in terms of the Eqstra unbundling, it being recorded that the amendment of the formula in terms of the special resolution passed at the general meeting of the company which approved the Eqstra unbundling accommodates such distribution.

55.16 Revision of the hurdles

55.16.1 It is recorded that the Hurdles were determined, taking into consideration the following factors ("the economic factors") at their prevailing levels at December 2003:

55.16.1.1 the consumer price inflation (excluding interest rates) as published by Statistics South Africa ("CPIX");

55.16.1.2 interest rates;

55.16.1.3 exchange rates; and

55.16.1.4 economic growth rates.

55.16.2 Subject to 55.16.3 and 55.16.4, in the event that, during the initial conversion period and/or the extended conversion period, any material change occurs in respect of the CPIX subsequent to December 2003, which does, or is likely to impact materially on the Hurdles in respect of any financial period, the company and the holders of the deferred shares shall agree on the necessary revision of the Hurdles based on a comparison of the economic factors at December 2003 and their prevailing and anticipated future levels at the date of the revision. In the absence of such agreement, the matter shall be referred for determination to the expert, who shall be entitled to revise the Hurdles in such manner as he may determine necessary to accommodate the change, taking into consideration the same factors.

55.16.3 A material change in the CPIX as contemplated in 55.16.2 shall be deemed only to have occurred if the average of the annualised median quarterly expectations of CPIX (for the quarters comprising the relevant financial periods in respect of which the amendment is sought), as published by Reuters Information Services' consensus forecast on screen "*ZACPIX1*", is outside the range of 2% to 9% for that financial period.

55.16.4 No revision of the Hurdles in respect of any financial period shall occur in terms of 55.16.2 unless:

55.16.4.1 the amendment will lead to more than a 10% change in the Hurdles concerned;

55.16.4.2 a request for a revision, either by the company or the holders of the deferred ordinary shares, is made in writing delivered to the other party not less than three months prior to the commencement of the financial period in respect of which the revision is sought.

55.17 Variation of the formula

55.17.1 In the event that the application of the formula or any component thereof, including, without limiting the generality, the definition of headline earnings consequent upon any change in the applicable accounting statement, or any calculation required to be made in terms of the formula, including the escalation factors in 55.14.1.2, 55.15.1.2 and 55.15.1.3, proves to be incorrect, unworkable, deficient in any respect or incapable of achieving the underlying objective of the formula, or results in a consequence not reasonably intended or contemplated as at the date referred to in 55.16.1, or if the financial year-end of the company is changed, (each of the aforegoing being referred to as "the deficiency"), the formula shall be amended by agreement of the board and the holders of the deferred ordinary shares at the relevant time, in any respect which may be considered necessary to cure the deficiency. In the absence of such agreement, the matter shall be referred for determination to the expert. The determination of the expert shall be final and binding on the company and the holders of the deferred ordinary shares and may include any variation to, amendment or revision of the formula.

55.17.2 No amendment of the formula in terms of 55.17.1 shall be made unless the request for an amendment, either by the company or the holders of the deferred ordinary shares, is made in writing, delivered to the other party not less than three months prior to the commencement of the financial period in respect of which the amendment is sought and any amendment made shall only apply in respect of future financial periods which have not commenced as at the date of the request.

55.18 Absence of limitations or restrictions

Nothing in this Article 55, or arising out of the issue of the deferred ordinary shares, shall, or be construed to prevent or preclude the Group, subject to any normal shareholder approvals which may at any time be required (but without derogating from 55.6), from being able to carry on and conduct its business as it deems fit, or restrict or limit the conduct of its business in any manner whatsoever, nor to restrict or limit the Group, *inter alia*, in respect of any sales or other disposals of any assets, material or otherwise, mergers, takeovers and acquisitions.

55.19 Capacity of auditors and expert

Any report by the auditors or determination by the expert in terms of this Article 55, as read with Annexure A, shall, whether or not the provision in question so provides, be deemed to be made, respectively, as an expert and not as an arbitrator and shall, in the absence of any manifest error, be final and binding on the company and its shareholders, including the holders of the deferred ordinary shares.

55.20 Arbitration

Save as expressly otherwise provided in this Article 55, any dispute between any of the holders of the deferred ordinary shares and the company shall be finally resolved in accordance with the Rules ("the Rules") of The Arbitration Foundation of South Africa ("AFSA") and in accordance with the following:

55.20.1 there shall be one arbitrator who shall be a judge, former judge or retired judge of the High Court or the Supreme Court of Appeal of the High Court of the Republic of South Africa or a senior counsel of at least ten years' standing as such at the Johannesburg Bar;

55.20.2 the appointment of the arbitrator shall be agreed upon between the parties, but failing agreement between them within a period of 14 days after the arbitration has been demanded, either of the parties shall be entitled to request the chairman at the relevant time of AFSA (or if AFSA shall not be in existence at the time, by the Chairman of the Johannesburg Bar Council) or his representative to make the appointment and, in making his appointment, to have regard to the nature of the dispute;

55.20.3 the arbitration shall be held at a venue agreed upon in writing by the parties or, failing such agreement, at a venue in Sandton;

55.20.4 the decision of the arbitrator shall be subject to a right of appeal by either party in terms of Article 22 of the Rules to an Arbitration Tribunal consisting of three arbitrators who shall:

55.20.4.1 be persons who hold the same qualifications and who have the same status as the persons referred to in 55.20.1; and

55.20.4.2 be appointed in the manner referred to in 55.20.1 and 55.20.2;

55.20.5 the decision of the arbitrator or the Arbitration Tribunal, as the case may be, shall be final and binding on the parties in the absence of a manifest error in calculation and shall be carried into effect and may be made an order of competent jurisdiction. For this purpose, each of the parties shall be deemed to have submitted itself to the jurisdiction of the Witwatersrand Local Division of the High Court of the Republic of South Africa and all appeal courts therefrom should either party wish to make the arbitrator's decision an order of that court;

55.20.6 the provisions of this Article 55.20:

55.20.6.1 constitute an irrevocable consent by the parties to the procedure envisaged in this Article 55.20 and neither party shall be entitled to withdraw therefrom or claim at any stage of the proceedings that it is not bound by such proceedings;

55.20.6.2 are severable from the rest of these articles and shall remain in effect despite the termination of or invalidity or alleged invalidity for any reason of any part of these articles; and

55.20.6.3 shall not preclude any party from instituting any injunctive proceedings in any appropriate court of competent jurisdiction.

55.21 JSE Listings Requirements

The deferred ordinary shares are entirely subject to the provisions of the JSE Listings Requirements.

55.22 The formula

The formula is set out in Annexure A hereto and makes provision for the number of deferred ordinary shares that will convert into ordinary shares during the initial conversion period, the extended conversion period and the indefinite conversion period.

55.23 Restriction on issue of deferred ordinary shares

Subject to 55.3.3 and 55.3.4, after the allotment and issue of the deferred ordinary shares to Ukhamba Holdings (Proprietary) Limited in terms of Ordinary Resolution Number 1, which forms part of the Notice of General Meeting at which the articles are to be amended by the insertion of this Article 55, the company shall not allot and issue any further deferred ordinary shares, except with the approval of shareholders in general meeting and the JSE.

Annexure A

1. Interpretation

For the purposes of this Annexure A, in addition to the terms defined in Section 55.1 having the same meaning, the following terms shall have the meanings assigned to them hereunder:

1.1 "AC 104" means "AC 104: Earnings per share", being the accounting statement of Generally Accepted Accounting Practice as issued by The South African Institute of Chartered Accountants to prescribe principles for the determination and presentation of earnings per share as applicable at the relevant time, or any accounting standard which may be substituted in place thereof;

1.2 "AC 132" means "AC 132: Consolidated financial statements and accounting for investments in subsidiaries", being the accounting statement of Generally Accepted Accounting Practice as issued by The South African Institute of Chartered Accountants to prescribe principles for the determination and presentation of consolidated financial statements and accounting for investments in subsidiaries as applicable at the relevant time, or any accounting standard which may be substituted in place thereof;

1.3 "Eqstra auditors" means the auditors of Eqstra;

1.4 "Eqstra effective date" means the end of the day on 30 April 2008 being the date on which Eqstra will commence trading consequent upon the implementation of the various transactions which will be concluded between Imperial and Eqstra as a prelude to the Eqstra unbundling;

~~1.3~~1.5 "Hurdle growth rates" means the headline earnings per share growth rates of 10%, 11%, 12% and 13%, or as subsequently amended, as implied in the determination of Total $N_{Nth\ Conversion\ Date}$ in Section 10 of this Annexure A.

~~1.4~~1.6 "Issue Date" means the date of issue of the deferred ordinary shares to Ukhamba in terms of Ordinary Resolution Number 1, forming part of the Notice of General Meeting at which the articles will be amended by the insertion of Article 55;

1.7 "Specified Period" means the period from the Eqstra effective date to 30 June 2008, being the end of the 2008 financial year of Eqstra;

~~1.5~~1.8 "Subsidiary" means a subsidiary as defined in AC 132;

~~1.6~~1.9 "Ukhamba" means Ukhamba Holdings (Pty) Limited;

Periods:

~~1.7~~1.10 "FY2004" means the financial year of the company beginning on 26~~th~~th June 2003 and ending 25~~th~~th June 2004.

~~1.8~~1.11 "1st Period" means the financial year of the company beginning on 26~~th~~th June 2004 and ending 25~~th~~th June 2005.

~~1.9~~1.12 "2~~nd~~nd Period" means the financial year of the company beginning on 26~~th~~th June 2005 and ending 25~~th~~th June 2006.

~~1.10~~1.13 "3rd Period" means the financial year of the company beginning on 26~~th~~th June 2006 and ending 25~~th~~th June 2007.

~~1.11~~1.14 "4th Period" means the financial year of the company beginning on 26~~th~~th June 2007 and ending 30~~25th~~th June 2008.

~~1.12~~1.15 "5th Period" means the financial year of the company beginning on ~~26th June~~ 1st July 2008 and ending 30~~25th~~th June 2009.

~~1.13~~1.16 "6th Period" means the financial year of the company beginning on ~~26th June~~ 1st July 2009 and ending 30~~25th~~th June 2010.

~~1.14~~1.17 "7th Period" means the financial year of the company beginning on ~~26th June~~ 1st July 2010 and ending 30~~25th~~th June 2011.

~~1.15~~1.18 "Nth Period" means the financial year of the company beginning on ~~26th June~~1st July of the Nth year immediately following 2003 and ending 30~~25th~~th June of the Nth year immediately following 2004, for N = 8, 9, 10, 11, and so on.

Conversion Dates:

~~1.16~~1.19 "1st Conversion Date" means 26~~th~~th June 2005.

~~1.17~~1.20 "2nd Conversion Date" means 26~~th~~th June 2006.

~~1.18~~1.21 "3rd Conversion Date" means 26~~th~~th June 2007.

~~1.19~~1.22 "4th Conversion Date" means ~~26th June~~ 1st July 2008.

~~1.20~~1.23 "5th Conversion Date" means ~~26th June~~ 1st July 2009.

~~1.21~~1.24 "6th Conversion Date" means ~~26th June~~ 1st July 2010.

~~1.22~~1.25 "7th Conversion Date" means ~~26th June~~ 1st July 2011.

~~1.23~~1.26 "Nth Conversion Date" means ~~26th June~~ 1st July of the Nth year immediately following 2004, for N = 8, 9, 10, 11, and so on.

Actual Headline Earnings:

~~1.24~~1.27 "Actual HE $_{\text{FY2004}}$" means the headline earnings achieved by the company for the FY2004, as determined by the company and supported by a report thereon by the auditors.

~~1.25~~1.28 "Actual HE $_{\text{1st Period}}$" means the headline earnings achieved by the company for the 1st Period, as determined by the company and supported by a report thereon by the auditors.

~~1.26~~1.29 "Actual HE $_{\text{2nd Period}}$" means the headline earnings achieved by the company for the 2nd Period, as determined by the company and supported by a report thereon by the auditors.

~~1.27~~1.30 "Actual HE $_{\text{3rd Period}}$" means the headline earnings achieved by the company for the 3rd Period, as determined by the company and supported by a report thereon by the auditors.

~~1.28~~1.31 "Actual HE $_{\text{4th Period}}$" means the aggregate of the headline earnings achieved by:

1.31.1 the company for the 4th Period, as determined by the company and supported by a report thereon by the auditors; and

1.31.2 Eqsta for the specified period, as determined by Eqstra and supported by a report thereon by the Eqstra auditors.

~~1.29~~1.32 "Actual HE $_{\text{5th Period}}$" means the headline earnings achieved by the company for the 5th Period, as determined by the company and supported by a report thereon by the auditors.

~~1.30~~1.33 "Actual HE $_{\text{6th Period}}$" means the headline earnings achieved by the company for the 6th Period, as determined by the company and supported by a report thereon by the auditors.

~~1.31~~1.34 "Actual HE $_{\text{7th Period}}$" means the headline earnings achieved by the company for the 7th Period, as determined by the company and supported by a report thereon by the auditors.

~~1.32~~1.35 "Actual HE $_{\text{Nth Period}}$" means the headline earnings achieved by the company for the Nth Period, as determined by the company and supported by a report thereon by the auditors.

Base Headline Earnings Hurdles:

~~1.33~~1.36 "Base HE $_{FY2004}$" means R1 633 950 844.

~~1.34~~1.37 "Base HE Hurdle $_{1st\ Period}$" means Base HE $_{FY2004}$ multiplied by 1.13, subject to Sections 55.14 to 55.16 of this article.

~~1.35~~1.38 "Base HE Hurdle $_{2nd\ Period}$" means Base HE $_{FY2004}$ multiplied by $(1.13)^2$, subject to Sections 55.14 to 55.16 of this article.

~~1.36~~1.39 "Base HE Hurdle $_{3rd\ Period}$" means Base HE $_{FY2004}$ multiplied by $(1.13)^3$, subject to Sections 55.14 to 55.16 of this article.

~~1.37~~1.40 "Base HE Hurdle $_{4th\ Period}$" means R2 664 113 731 in total allocated as to R2 178 172 318 to Imperial ("Imperial Base HE Hurdle $_{4th\ Period}$") and R485 941 413 to Eqstra ("Eqstra Base HE Hurdle $_{4th\ Period}$")~~Base HE FY2004 multiplied by (1.13)^4, subject to Sections 55.14 to 55.16 of this article.~~

~~1.38~~1.41 "Base HE Hurdle $_{5th\ Period}$" means ~~Base HE FY2004 multiplied by (1.13)^5~~R2 178 172 318 multiplied by (1.13), subject to Sections 55.14 to 55.16 of this article.

~~1.39~~1.42 "Base HE Hurdle $_{6th\ Period}$" means Base HE Hurdle ~~FY2004~~5th Period multiplied by $(1.13)^6$, subject to Sections 55.14 to 55.16 of this article.

~~1.40~~1.43 "Base HE Hurdle $_{7th\ Period}$" means Base HE Hurdle ~~FY2004~~5th Period multiplied by $(1.13)^{26}$, subject to Sections 55.14 to 55.16 of this article.

2. Calculations

All calculations in this Annexure A will be determined based on generally accepted financial and mathematical conventions. Where calculations are to be made with reference to Eqstra, unless otherwise expressly defined or described in this Annexure A, the terms shall be deemed to be a reference to the applicable definitions or descriptions in Annexure A to Article 56 of the articles of association of Eqstra.

3. Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the 1st Conversion Date

Adjustment of Base HE Hurdle for share issues/buy-backs:

$$\text{Adjusted Base HE Hurdle}_{1st\ Period} = \text{Base HE Hurdle}_{1st\ Period} \times \frac{\text{Weighted average number of shares in issue}_{1st\ Period}}{\text{Reference number of shares in issue}_{1st\ Period}}$$

Inputs:

"Weighted average number of shares in issue $_{1st\ Period}$" is the weighted average number of ordinary shares in issue for the 1st Period as determined by the company in accordance with AC 104 and confirmed by the auditors in writing.

"Reference number of shares in issue $_{1st\ Period}$" is Shares in Issue $_{Issue\ Date}$, increased only for:

- share splits;
- capitalisation issues;
- bonus element of rights issues;
- bonus elements of any other issues, excluding the impact, if any, of deferred ordinary shares that have converted into ordinary shares in terms of this article,

that have occurred up until the end of the 1st Period, and decreased only for share consolidations that have occurred up until the end of the 1st Period, which number will be determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"Shares in Issue $_{Issue\ Date}$" is the total number of ordinary shares of the company in issue, less that number of ordinary shares held by the Group as treasury shares, at the end of the day immediately preceding the Issue Date.

Calculation of headline earnings performance thresholds:

$$1^{st}\text{ HE Hurdle Threshold}_{1st\ Period} = \text{Adjusted Base HE Hurdle}_{1st\ Period} \times \frac{1.15}{1.13}$$

$$2^{nd}\text{ HE Hurdle Threshold}_{1st\ Period} = \text{Adjusted Base HE Hurdle}_{1st\ Period} \times \frac{1.17}{1.13}$$

Calculation of value attributed to Ukhamba:

$$\begin{aligned}\text{Value Attributed to Ukhamba}_{1st\ Period} = \; & 25\% \times \text{Actual HE above } 1^{st}\text{ Band}_{1st\ Period} \\ & + 25\% \times \text{Actual HE above } 2^{nd}\text{ Band}_{1st\ Period} \\ & + 25\% \times \text{Actual HE above } 3^{rd}\text{ Band}_{1st\ Period}\end{aligned}$$

Inputs:

"Actual HE above 1st Band $_{1st\ Period}$" is the amount that Actual HE $_{1st\ Period}$ exceeds Adjusted Base HE Hurdle $_{1st\ Period}$.

"Actual HE above 2nd Band $_{1st\ Period}$" is the amount that Actual HE $_{1st\ Period}$ exceeds

1st HE Hurdle Threshold $_{1st\ Period}$.

"Actual HE above 3rd Band $_{1st\ Period}$" is the amount that Actual HE $_{1st\ Period}$ exceeds 2nd HE Hurdle Threshold $_{1st\ Period}$.

Calculation of share price to be used to translate value attributed to Ukhamba into a number of shares:

Share Price $_{1st\ Period}$ = Maximum of VWAP $_{1st\ Period}$ and NAV $_{1st\ Period}$

Inputs:

"VWAP $_{1st\ Period}$" is the volume weighted average price of one ordinary share of the company, as listed on the JSE, from 1 March in the 1st Period to 31 July (both dates inclusive) in the 2nd Period, as determined and certified by the sponsors, acting as experts.

"NAV $_{1st\ Period}$" is the NAV of an ordinary share at the end of the 1st Period as confirmed by the auditors in writing.

Calculation of maximum and minimum number of deferred ordinary shares that will convert into ordinary shares:

Maximum N $_{1st\ Conversion\ Date}$ = 2.5% x Weighted average number of shares in issue $_{1st\ Period}$.

$$\text{Minimum N}_{1st\ Conversion\ Date} = 1{,}000{,}000 \times \frac{\text{Weighted average number of shares in issue}_{1st\ Period}}{\text{Shares in issue}_{Issue\ Date}}$$

or zero if HEPS $_{1st\ Period}$ < HEPS $_{FY2004}$ x 1.1.

Inputs:

"HEPS $_{1st\ Period}$" is Actual HE $_{1st\ Period}$ divided by the weighted average number of shares in issue for the 1st Period as determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"HEPS $_{FY2004}$" is Restated Actual HE $_{FY2004}$ divided by the weighted average number of shares in issue for the FY2004 as determined by the company in accordance with AC 104 at the end of the 1st Period and supported by a report thereon by the auditors.

"Restated Actual HE $_{FY2004}$" is the headline earnings achieved by the company for the FY2004, restated for:

- the impact on headline earnings, if any, of the adoption of new accounting standards in the 1st Period causing a restatement of headline earnings for the FY2004;
- the *pro forma* impact of any unbundling that has occurred in the 1st Period, which calculation shall assume that such unbundling took place 12 months immediately prior to the actual effective date of the unbundling and which calculation will be determined in accordance with the principles outlined in Section 55.14 of this article; and

- the *pro forma* impact of any special dividend that has occurred in the 1st Period, which calculation shall assume that such special dividend took place 12 months immediately prior to the actual effective date of the special dividend, and which calculation which will be determined in accordance with the principles outlined in Section 55.15 of this article,

as determined by the company and supported by a report thereon by the auditors.

Calculation of the number of deferred ordinary shares that will convert into ordinary shares:

$$\text{Formula } N_{\text{1st Conversion Date}} = \frac{\text{Value Attributed to Ukhamba}_{\text{1st Period}}}{\text{Share Price}_{\text{1st Period}}}$$

The number of deferred ordinary shares that will convert into ordinary shares on the 1st Conversion Date ("Actual N $_{\text{1st Conversion Date}}$") will be determined as follows:

$$\text{Actual } N_{\text{1st Conversion Date}} = \begin{cases} \text{Minimum } N_{\text{1st Conversion Date}}, \text{ if} & \text{Formula } N_{\text{1st Conversion Date}} < \text{Minimum } N_{\text{1st Conversion Date}} \\ \text{Formula } N_{\text{1st Conversion Date}}, \text{ if} & \text{Minimum } N_{\text{1st Conversion Date}} < \text{Formula } N_{\text{1st Conversion Date}} < \text{Maximum } N_{\text{1st Conversion Date}} \\ \text{Maximum } N_{\text{1st Conversion Date}}, \text{ if} & \text{Formula } N_{\text{1st Conversion Date}} > \text{Maximum } N_{\text{1st Conversion Date}}, \end{cases}$$

subject to Actual N $_{\text{1st Conversion Date}}$ being limited to that number of shares such that Actual N $_{\text{1st Conversion Date}}$ equals 10.1% of the sum of Shares in Issue $_{\text{1st Conversion Date}}$ and Actual N $_{\text{1st Conversion Date}}$.

Inputs:

"Shares in Issue $_{\text{1st Conversion Date}}$" is the total number of ordinary shares of the company in issue less that number of ordinary shares held by the Group as treasury shares at the end of the last day of the 1st Period, as confirmed by the auditors in writing.

Calculation of the deficit/surplus number of deferred ordinary shares that will carry forward:

If Formula N $_{\text{1st Conversion Date}}$ < Minimum N $_{\text{1st Conversion Date}}$:

$$\text{Deficit } N_{\text{1st Conversion Date}} = \text{Minimum } N_{\text{1st Conversion Date}} - \text{Formula } N_{\text{1st Conversion Date}}$$

If Formula N $_{\text{1st Conversion Date}}$ > Maximum N $_{\text{1st Conversion Date}}$:

$$\text{Surplus } N_{\text{1st Conversion Date}} = \text{Formula } N_{\text{1st Conversion Date}} - \text{Maximum } N_{\text{1st Conversion Date}}$$

4. Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the 2nd Conversion Date

Adjustment of Base HE Hurdle for share issues/buy-backs and deficits:

$$\text{Adjusted Base HE Hurdle}_{\text{2nd Period}} = \text{Base HE Hurdle}_{\text{2nd Period}} \times \frac{\text{Weighted average number of shares in issue}_{\text{2nd Period}}}{\text{Reference number of shares in issue}_{\text{2nd Period}}} + \text{Deficit HE}_{\text{1st Period}}$$

Inputs:

"Weighted average number of shares in issue $_{\text{2nd Period}}$" is the weighted average number of ordinary shares in issue for the 2nd Period as determined by the company in accordance with AC 104, but deducting the Reference number of converted shares in issue $_{\text{2nd Period}}$, and supported by a report thereon by the auditors.

"Reference number of converted shares in issue $_{\text{2nd Period}}$" is the cumulative number of ordinary shares that have converted from deferred ordinary shares up until and including the 1st Conversion Date in terms of this article, increased only for:

- share splits;
- capitalisation issues;

- bonus element of rights issues;
- bonus elements of any other issues, excluding the impact, if any, of deferred ordinary shares that have converted into ordinary shares in terms of this article,

that have occurred up until the end of the 2nd Period, and decreased only for share consolidations that have occurred up until the end of the 2nd Period, which number will be determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"Reference number of shares in issue $_{\text{2nd Period}}$" is Shares in Issue $_{\text{Issue Date}}$, increased only for:

- share splits;
- capitalisation issues;
- bonus element of rights issues;
- bonus elements of any other issues, excluding the impact, if any, of deferred ordinary shares that have converted into ordinary shares in terms of this article,

that have occurred up until the end of the 2nd Period, and decreased only for share consolidations that have occurred up until the end of the 2nd Period, which number will be determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"Deficit HE $_{\text{1st Period}}$" is the amount, if any, that Adjusted Base HE Hurdle $_{\text{1st Period}}$ exceeded Actual HE $_{\text{1st Period}}$.

Calculation of headline earnings performance thresholds:

$$1^{st}\text{ HE Hurdle Threshold}_{\text{2nd Period}} = \frac{1.15}{1.13} \times (\text{Adjusted Base HE Hurdle}_{\text{2nd Period}} - \text{Deficit HE}_{\text{1st Period}}) + \text{Deficit HE}_{\text{1st Period}}$$

$$2^{nd}\text{ HE Hurdle Threshold}_{\text{2nd Period}} = \frac{1.17}{1.13} \times (\text{Adjusted Base HE Hurdle}_{\text{2nd Period}} - \text{Deficit HE}^{\text{1st Period}}) + \text{Deficit HE}_{\text{1st Period}}$$

Calculation of value attributed to Ukhamba:

Same as Section 3, save that "1st Period" means "2nd Period".

Calculation of share price to be used to translate value attributed to Ukhamba into a number of shares:

Same as Section 3, save that:

- "1st Period" means "2nd Period"; and
- "2nd Period" means "3rd Period".

Calculation of maximum and minimum number of deferred ordinary shares that will convert into ordinary shares:

$$\text{Maximum N}_{\text{1st Conversion Date}} = 2.5\% \times \text{Weighted average number of shares in issue}_{\text{1st Period}}.$$

$$\text{Minimum N}_{\text{1st Conversion Date}} = 1{,}000{,}000 \times \frac{\text{Weighted average number of shares in issue}_{\text{1st Period}}}{\text{Shares in issue}_{\text{Issue Date}}}$$

or zero if HEPS $_{\text{1st Period}}$ < HEPS $_{\text{FY2004}}$ x 1.1.

Inputs:

"HEPS $_{\text{2nd Period}}$" is Actual HE $_{\text{2nd Period}}$ divided by the weighted average number of shares in issue for the 2nd Period as determined by the company in accordance with AC 104 at the end of the 2nd Period (which is not to be confused with the meaning of Weighted average number of shares in issue 2nd Period in this article), which number will take into account the impact of those deferred ordinary shares that have converted into ordinary shares up until and including the 1st Conversion Date in terms of this article, and supported by a report thereon by the auditors.

"HEPS $_{\text{1st Period}}$" is Restated Actual HE $_{\text{1st Period}}$ divided by the weighted average number of shares in issue for the 1st Period as determined by the company in accordance with AC 104 (which is not to be confused with the meaning of weighted average number of shares in issue $_{\text{1st Period}}$ in this article) and supported by a report thereon by the auditors.

"Restated Actual HE $_{1st\ Period}$" is the headline earnings achieved by the company for the 1st Period, restated for:

- the impact on headline earnings, if any, of the adoption of new accounting standards in the 2nd Period causing a restatement of headline earnings for the 1st Period;
- the *pro forma* impact of any unbundling that has occurred in the 2nd Period, which calculation shall assume that such unbundling took place 12 months immediately prior to the actual effective date of the unbundling, and which calculation will be determined in accordance with the principles outlined in Section 55.14 of this article;
- the *pro forma* impact of any special dividend that has occurred in the 2nd Period, which calculation shall assume that such special dividend took place 12 months immediately prior to the actual effective date of the special dividend and which calculation will be determined in accordance with the principles outlined in Section 55.15 of this article,

as determined by the company and supported by a report thereon by the auditors.

Calculation of the number of deferred ordinary shares that will convert into ordinary shares:

$$\text{Formula N}_{\text{2nd Conversion Date}} = \frac{\text{Value Attributed to Ukhamba}_{\text{2nd Period}}}{\text{Share Price}_{\text{2nd Period}}} + \text{Surplus N}_{\text{1st Conversion Date}} - \text{Deficit N}_{\text{1st Conversion Date}}$$

The number of deferred ordinary shares that will convert into ordinary shares on the 2nd Conversion Date ("Actual N $_{\text{2nd Conversion Date}}$") will be determined as follows:

$$\text{Actual N}_{\text{2nd Conversion Date}} = \begin{cases} \text{Minimum N}_{\text{2nd Conversion Date}}, \text{ if} & \text{Formula N}_{\text{2nd Conversion Date}} < \text{Minimum N}_{\text{2nd Conversion Date}} \\ \text{Formula N}_{\text{2nd Conversion Date}}, \text{ if} & \text{Minimum N}_{\text{2nd Conversion Date}} < \text{Formula N}_{\text{2nd Conversion Date}} < \text{Maximum N}_{\text{2nd Conversion Date}} \\ \text{Maximum N}_{\text{2nd Conversion Date}}, \text{ if} & \text{Formula N}_{\text{2nd Conversion Date}} > \text{Maximum N}_{\text{2nd Conversion Date}} \end{cases}$$

subject to Actual N $_{\text{2nd Conversion Date}}$ being limited to that number of shares such that the sum of the Reference number of converted shares in issue $_{\text{2nd Period}}$ and Actual N $_{\text{2nd Conversion Date}}$ equals 10.1% of the sum of Shares in Issue $_{\text{2nd Conversion Date}}$ and Actual N $_{\text{2nd Conversion Date}}$.

Inputs:

"Shares in Issue $_{\text{2nd Conversion Date}}$" is the total number of ordinary shares of the company in issue less that number of ordinary shares held by the Group as treasury shares, at the end of the last day of the 2nd Period, as confirmed by the auditors in writing.

Calculation of the deficit/surplus number of deferred ordinary shares that will carry forward:

Same as Section 3, save that "1st Conversion Date" means "2nd Conversion Date".

5. Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the 3rd Conversion Date

Same as Section 4, save that:

- "1st Period" means "2nd Period";
- "2nd Period" means "3rd Period";
- "3rd Period" means "4th Period";
- "1st Conversion Date" means "2nd Conversion Date";
- "2nd Conversion Date" means "3rd Conversion Date".

6. **Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the 4th Conversion Date**

Adjustment of Base HE Hurdle for share issues/buy-backs and deficits:

The Adjusted Base HE Hurdle $_{\text{4th Period}}$ is the aggregate of Imperial's and Eqstra's Adjusted Base HE Hurdle $_{\text{4th Period}}$, calculated as follows:

Imperial

$$\text{Imperial Adjusted Base HE Hurdle}_{\text{4th Period}} = \text{Imperial Base HE Hurdle}_{\text{4th Period}} \times \frac{\text{Weighted average number of shares in issue}_{\text{4th Period}}}{\text{Reference number of shares in issue}_{\text{4th Period}}} + \text{Deficit HE}_{\text{3rd Period}}$$

Inputs:

"Weighted average number of shares in issue $_{\text{4th Period}}$" is the weighted average number of ordinary shares in issue for the 4th Period as determined by the company in accordance with AC 104, but deducting the Reference number of converted shares in issue $_{\text{4th Period}}$, and supported by a report thereon by the auditors.

"Reference number of converted shares in issue $_{\text{4th Period}}$" is the cumulative number of ordinary shares that have converted from deferred ordinary shares up until and including the 3rd Conversion Date in terms of this article, increased only for:

- share splits;
- capitalisation issues;
- bonus element of rights issues; and
- bonus elements of any other issues, excluding the impact, if any, of deferred ordinary shares that have converted into ordinary shares in terms of this article,

that have occurred up until the end of the 4th Period, and decreased only for share consolidations that have occurred up until the end of the 4th Period, which number will be determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"Reference number of shares in issue $_{\text{4th Period}}$" is Shares in Issue $_{\text{Issue Date}}$, increased only for:

- share splits;
- capitalisation issues;
- bonus element of rights issues; and
- bonus elements of any other issues, excluding the impact, if any, of deferred ordinary shares that have converted into ordinary shares in terms of this article,

that have occurred up until the end of the 4th Period, and decreased only for share consolidations that have occurred up until the end of the 4th Period, which number will be determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"Deficit HE $_{\text{3rd Period}}$" is the amount, if any, that Adjusted Base HE Hurdle $_{\text{3rd Period}}$ exceeded Actual HE $_{\text{3rd Period}}$.

Eqstra

$$\text{Eqstra Adjusted Base HE Hurdle}_{\text{4th Period}} = \text{Eqstra Base HE Hurdle}_{\text{4th Period}} \times \frac{\text{Eqstra Weighted average number of shares in issue}_{\text{4th Period}}}{\text{Eqstra Reference number of shares in issue}_{\text{4th Period}}}$$

Inputs:

"Eqstra Weighted average number of shares in issue $_{\text{4th Period}}$" is the weighted average number of ordinary shares in issue for Eqstra for the 4th Period calculated as the sum of the following:

- Eqstra Reference number of shares in issue $_{\text{4th Period}}$ weighted for the ratio of number of days from 26th June 2007 to the Eqstra effective date (both dates inclusive) over the total number of days in the 4th period; and

- Actual number of shares in issue weighted for the ratio of number of days from the day immediately after the Eqstra effective date to 30 June 2008 over the total number of days in the 4th Period,

but deducting the Reference number of converted shares in issue $_{4th\ Period}$, and supported by a report thereon by the auditors.

"Eqstra Reference number of converted shares in issue $_{4th\ Period}$" is 5 973 421

"Eqstra Reference number of shares in issue $_{4th\ Period}$" is 212 129 870.

Calculation of headline earnings performance thresholds:

$$1^{st}\text{ HE Hurdle Threshold}_{4th\ Period} = \frac{1.15}{1.13} \times (\text{Adjusted Base HE Hurdle}_{4th\ Period} - \text{Deficit HE}_{3rd\ Period}) + \text{Deficit HE}_{3rd\ Period}$$

$$2^{nd}\text{ HE Hurdle Threshold}_{2nd\ Period} = \frac{1.17}{1.13} \times (\text{Adjusted Base HE Hurdle}_{4th\ Period} - \text{Deficit HE}_{3rd\ Period}) - \text{Deficit HE}_{3rd\ Period}$$

Calculation of value attributed to Ukhamba:

Same as Section 3, save that "1st Period" means "4th Period".

Calculation of share price to be used to translate value attributed to Ukhamba into a number of shares:

Share Price $_{4th\ Period}$ = Maximum of (Closing price $_{4th\ Period}$) and (NAV $_{4th\ Period}$)

Inputs:

"Closing price $_{4th\ Period}$" is the aggregate of average closing price of one ordinary share of the company, as listed on the JSE, from 1 March in the 4th Period to 31 July in the 5th Period (both dates inclusive) and the average closing price of one ordinary share of Eqstra, as listed on the JSE, from the date of listing to 31 July 2008 (both dates inclusive), as determined and certified by the sponsors, acting as experts.

"NAV $_{4th\ Period}$" is the aggregate of the NAV of an ordinary share in the company and an ordinary share in Eqstra at the end of the 4th Period as confirmed by the auditors in writing.

Calculation of maximum and minimum number of deferred ordinary shares that will convert into ordinary shares:

Maximum N $_{4th\ Conversion\ Date}$ = 2.5% x Weighted average number of shares in issue $_{4th\ Period}$.

$$\text{Minimum N}_{4th\ Conversion\ Date} = 1{,}000{,}000 \times \frac{\text{Weighted average number of shares in issue}_{4th\ Period}}{\text{Shares in issue}_{Issue\ Date}}$$

or zero if HEPS $_{4th\ Period}$ < HEPS $_{3rd\ Period}$ x 1.1.

Inputs:

"HEPS $_{4th\ Period}$" is Actual HE $_{4th\ Period}$ (for the sake of clarity, as defined in paragraph 1.31), but excluding the headline earnings of the company for the specified period which, but for the MCC minority transaction (as defined in the circular relating to the Eqstra unbundling which is to be approved at the general meeting at which this Article 55 will be amended), would have been attributable to the MCC minorities (as defined in the aforementioned circular) divided by the weighted average number of shares in issue for the 4th Period as determined by the company in accordance with AC 104 as at the end of the 4th Period (which is not to be confused with the meaning of Weighted average number of shares in issue $_{4th\ Period}$ in this article), which number will take into account the impact of those deferred ordinary shares that have converted into ordinary shares up until and including the 3rd Conversion Date in terms of this article, and supported by a report thereon by the auditors.

"HEPS $_{3rd\ Period}$" is Restated Actual HE $_{3rd\ Period}$ divided by the weighted average number of shares in issue for the 3rd Period as determined by the company in accordance with AC 104 (which is not to be confused with the meaning of weighted average number of shares in issue $_{3rd\ Period}$ in this article) and supported by a report thereon by the auditors.

"Restated Actual HE $_{3rd\ Period}$" is the headline earnings achieved by the company for the $_{3rd\ Period}$, restated for:

- the impact on headline earnings, if any, of the adoption of new accounting standards in the 4th Period causing a restatement of headline earnings for the 3rd Period;

- the *pro forma* impact of any unbundling that has occurred in the 4th Period, which calculation shall assume that such unbundling took place 12 months immediately prior to the actual effective date of the unbundling, and which calculation will be determined in accordance with the principles outlined in 55.14 of this article;
- the *pro forma* impact of any special dividend paid by the company in the 4th Period, which calculation shall assume that such special dividend took place 12 months immediately prior to the actual effective date of the special dividend and which calculation will be determined in accordance with the principles outlined in Section 55.15 of this article,

as determined by the company and supported by a report thereon by the auditors;

- there shall be no restatement of the "Restated Actual HE $_{3rd\ Period}$" in consequence of the Eqstra unbundling.

Calculation of the number of deferred ordinary shares that will convert into ordinary shares:

$$\text{Formula } N_{4th\ Conversion\ Date} = \frac{\text{Value Attributed to Ukhamba}_{4th\ Period}}{\text{Share Price}_{4th\ Period}} + \text{Surplus } N_{3rd\ Conversion\ Date} - \text{Deficit } N_{3rd\ Conversion\ Date}$$

The number of deferred ordinary shares that will convert into ordinary shares on the 4th Conversion Date ("Actual N $_{4th\ Conversion\ Date}$") will be determined as follows:

$$\text{Actual } N_{4th\ Conversion\ Date} = \begin{cases} \text{Minimum } N_{4th\ Conversion\ Date}, \text{ if } & \text{Formula } N_{4th\ Conversion\ Date} \leq \text{Minimum } N_{4th\ Conversion\ Date} \\ \text{Formula } N_{4th\ Conversion\ Date}, \text{ if } & \text{Minimum } N_{4th\ Conversion\ Date} \leq \text{Formula } N_{4th\ Conversion\ Date} \leq \text{Maximum } N_{4th\ Conversion\ Date} \\ \text{Maximum } N_{4th\ Conversion\ Date}, \text{ if } & \text{Formula } N_{4th\ Conversion\ Date} > \text{Maximum } N_{4th\ Conversion\ Date} \end{cases}$$

subject to Actual N $_{4th\ Conversion\ Date}$ being limited to that number of shares such that the sum of the Reference number of converted shares in issue $_{4th\ Period}$ and Actual N $_{4th\ Conversion\ Date}$ equals 10.1% of the sum of Shares in Issue $_{4th\ Conversion\ Date}$ and Actual N $_{4th\ Conversion\ Date}$.

Inputs:

"Shares in Issue $_{4th\ Conversion\ Date}$" is the total number of ordinary shares of the company in issue less that number of ordinary shares held by the Group as treasury shares, at the end of the last day of the 4th Period, as confirmed by the auditors in writing.

Calculation of the deficit/surplus number of deferred ordinary shares that will carry forward:

If Formula N $_{4th\ Conversion\ Date}$ < Minimum N $_{4th\ Conversion\ Date}$:

$$\text{Deficit } N_{4th\ Conversion\ Date} = \text{Minimum } N_{4th\ Conversion\ Date} - \text{Formula } N_{4th\ Conversion\ Date}$$

If Formula N $_{4th\ Conversion\ Date}$ > Maximum N $_{4th\ Conversion\ Date}$:

$$\text{Surplus } N_{4th\ Conversion\ Date} = \text{Formula } N_{4th\ Conversion\ Date} - \text{Maximum } N_{4th\ Conversion\ Date}$$

7. Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the 5th Conversion Date

Same as Section 4, save that:

- "1st Period" means "4th Period";
- "2nd Period" means "5th Period";
- "3rd Period" means "6th Period";
- "1st Conversion Date" means "4th Conversion Date"; and
- "2nd Conversion Date" means "5th Conversion Date".

8. **Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the 6th Conversion Date**

Same as Section 4, save that:

- "1st Period" means "5th Period";
- "2nd Period" means "6th Period";
- "3rd Period" means "7th Period";
- "1st Conversion Date" means "5th Conversion Date"; and
- "2nd Conversion Date" means "6th Conversion Date".

9. **Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the 7th Conversion Date**

Adjustment of Base HE Hurdle for share issues/buy-backs and deficits:

Same as Section 4, save that:

- "1st Period" means "6th Period"; and
- "2nd Period" means "7th Period";
- "1st Conversion Date" means "6th Conversion Date".

Calculation of headline earnings performance thresholds:

Same as Section 4, save that "2nd Period" means "7th Period".

Calculation of value attributed to Ukhamba:

Same as Section 4, save that "2nd Period" means "7th Period".

Calculation of share price to be used to translate value attributed to Ukhamba into a number of shares:

Same as Section 4, save that:

- "2nd Period" means "7th Period"; and
- "3rd Period" means "8th Period".

Calculation of maximum and minimum number of deferred ordinary shares that will convert into ordinary shares:

Same as Section 4, save that:

- "1st Period" means "6th Period";
- "2nd Period" means "7th Period"; and
- "2nd Conversion Date" means "7th Conversion Date".

Calculation of the number of deferred ordinary shares that will convert into ordinary shares:

Same as Section 4, save that:

- "2nd Period" means "7th Period";
- "1st Conversion Date" means "6th Conversion Date"; and
- the number of deferred ordinary shares that will convert into ordinary shares on the 7th Conversion Date ("Actual $N_{\text{7th Conversion Date}}$") will be determined as follows:

$$\text{Actual } N_{\text{7th Conversion Date}} = \begin{cases} \text{Minimum } N_{\text{7th Conversion Date}}, \text{ if} & \text{Formula } N_{\text{7th Conversion Date}} < \text{Minimum } N_{\text{7th Conversion Date}} \\ \text{Formula } N_{\text{1st Conversion Date}}, & \text{otherwise,} \end{cases}$$

subject to Actual $N_{\text{7th Conversion Date}}$ being limited to that number of shares such that the sum of the Reference number of converted shares in issue $_{\text{7th Period}}$ and Actual $N_{\text{7th Conversion Date}}$ equals 10.1% of the sum of Shares in Issue $_{\text{7th Conversion Date}}$ and Actual $N_{\text{7th Conversion Date}}$.

Inputs:

"Shares in Issue $_{\text{7th Conversion Date}}$" is the total number of ordinary shares of the company in issue less that number of ordinary shares held by the Group as treasury shares, at the end of the last day of the 7th Period, as confirmed by the auditors in writing.

10. Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the Nth Conversion Date, for N = 8, 9, 10, 11 and so on up until N = 14

Total N Nth Conversion Date =

1,250,000 , if	HEPS $_{Nth\ Period}$ is greater than or equal to HEPS $_{(N-1)th\ Period}$ x 1.13, subject to Section 55.16 of this article.
1,000,000, if	HEPS $_{Nth\ Period}$ is greater than or equal to HEPS $_{(N-1)th\ Period}$ x 1.12, but less than HEPS $_{(N-1)th\ Period}$ x 1.13, subject to Section 55.16 of this article.
750,000, if	HEPS $_{Nth\ Period}$ is greater than or equal to HEPS $_{(N-1)th\ Period}$ x 1.11, but less than HEPS $_{(N-1)th\ Period}$ x 1.12, subject to Section 55.16 of this article.
500,000, if	HEPS $_{Nth\ Period}$ is greater than or equal to HEPS $_{(N-1)th\ Period}$ x 1.10, but less than HEPS $_{(N-1)th\ Period}$ x 1.11, subject to Section 55.16 of this article.

For N = 8, 9, 10, 11, and so on up until and including N = 14, the number of deferred ordinary shares that will convert into ordinary shares on the Nth Conversion Date ("Actual N $_{Nth\ Conversion\ Date}$ ") will be determined as follows:

$$\text{Actual N}_{\text{Nth Conversion Date}} = \text{Total N}_{\text{Nth Conversion Date}} \times \frac{\text{Weighted average number of shares in issue}_{\text{Nth Period}},}{\text{Shares in Issue}_{\text{Issue Date}}}$$

subject to Actual N $_{Nth\ Conversion\ Date}$ being limited to that number of shares such that the sum of the Reference number of converted shares in issue $_{Nth\ Period}$ and Actual N $_{Nth\ Conversion\ Date}$ equals 10.1% of the sum of Shares in Issue $_{Nth\ Conversion\ Date}$ and Actual N $_{Nth\ Conversion\ Date}$.

Inputs:

"HEPS $_{Nth\ Period}$" is Actual HE $_{Nth\ Period}$ divided by the weighted average number of shares in issue for the Nth Period as determined by the company in accordance with AC 104 (which is not to be confused with the meaning of weighted average number of shares in issue $_{Nth\ Period}$ in this article), which number will take into account the impact of those deferred ordinary shares that have converted into ordinary shares up until and including the $(N-1)^{th}$ Conversion Date in terms of this article, and supported by a report thereon by the auditors.

"HEPS $_{(N-1)th\ Period}$" is Restated Actual HE $_{(N-1)th\ Period}$ divided by the weighted average number of shares in issue for the $(N-1)^{th}$ Period as determined by the company in accordance with AC 104 at the end of the Nth Period (which is not to be confused with the meaning of Weighted average number of shares in issue $_{(n-1)th\ Period}$ in this article), and supported by a report thereon by the auditors.

"Restated Actual HE $_{(N-1)th\ Period}$" is the headline earnings achieved by the company for the $(N-1)^{th}$ Period, restated for:

- the impact on headline earnings, if any, of the adoption of new accounting standards in the Nth Period causing a restatement of headline earnings for the $(N-1)^{th}$ Period;
- the *pro forma* impact of any unbundling that has occurred in the Nth Period, which calculation shall assume that such unbundling took place 12 months immediately prior to the actual effective date of the unbundling, and which calculation will be determined in accordance with the principles outlined in Section 55.14 of this article;
- the *pro forma* impact of any special dividend that has occurred in the Nth Period, which calculation shall assume that such special dividend took place 12 months immediately prior to the actual effective date of the special dividend and which calculation will be determined in accordance with the principles outlined in Section 55.15 of this article,

as determined by the company and supported by a report thereon by the auditors.

"Weighted average number of shares in issue $_{Nth\ Period}$" is the weighted average number of ordinary shares in issue for the Nth Period as determined by the company in accordance with AC 104, but deducting the Reference number of converted shares in issue $_{Nth\ Period}$, and supported by a report thereon by the auditors.

"Reference number of converted shares in issue $_{Nth\ Period}$" is the cumulative number of ordinary shares that have converted from deferred ordinary shares up until and including the $(N-1)^{th}$ Conversion Date in terms of this article, increased only for:

- share splits;
- capitalisation issues;
- bonus element of rights issues; and
- bonus elements of any other issues, excluding the impact, if any, of deferred ordinary shares that have converted into ordinary shares in terms of this article,

that have occurred up until the end of the Nth Period, and decreased only for share consolidations that have occurred up until the end of the Nth Period, which number will be determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"Shares in Issue $_{\text{Nth Conversion Date}}$" is the total number of ordinary shares of the company in issue less that number of ordinary shares held by the Group as treasury shares, at the end of the last day of the Nth Period, as confirmed by the auditors in writing.

11. Determining the number of deferred ordinary shares that convert into ordinary shares in respect of the financial period ending on the day immediately prior to the Nth Conversion Date, for N = 15, 16, 17, 18 and so on

For N = 15, 16, 17, 18, and so on indefinitely, the number of deferred ordinary shares that will convert into ordinary shares on the Nth Conversion Date ("Actual N $_{\text{Nth Conversion Date}}$") will be determined as follows:

$$\text{Actual N}_{\text{Nth Conversion Date}} = 500{,}000 \times \frac{\text{Weighted average number of shares in issue}_{\text{Nth Period}}}{\text{Shares in issue}_{\text{Issue Date}}}$$

subject to Actual N $_{\text{Nth Conversion Date}}$ being limited to that number of shares such that the sum of the Reference number of converted shares in issue $_{\text{Nth Period}}$ and Actual N $_{\text{Nth Conversion Date}}$ equals 10.1% of the sum of Shares in Issue $_{\text{Nth Conversion Date}}$ and Actual N $_{\text{Nth Conversion Date}}$.

Inputs:

"Weighted average number of shares in issue $_{\text{Nth Period}}$" is the weighted average number of ordinary shares in issue for the Nth Period as determined by the company in accordance with AC 104, but deducting the Reference number of converted shares in issue $_{\text{Nth Period}}$, and supported by a report thereon by the auditors.

"Reference number of converted shares in issue $_{\text{Nth Period}}$" is the cumulative number of ordinary shares that have converted from deferred ordinary shares up until and including the $(N\text{-}1)^{th}$ Conversion Date in terms of this article, increased only for:

- share splits;
- capitalisation issues;
- bonus element of rights issues; and
- bonus elements of any other issues, excluding the impact, if any, of deferred ordinary shares that have converted into ordinary shares in terms of this article,

that have occurred up until the end of the Nth Period, and decreased only for share consolidations that have occurred up until the end of the Nth Period, which number will be determined by the company in accordance with AC 104 and supported by a report thereon by the auditors.

"Shares in Issue $_{\text{Nth Conversion Date}}$" is the total number of ordinary shares of the company in issue less that number of ordinary shares held by the Group as treasury shares, at the end of the last day of the Nth Period, as confirmed by the auditors in writing.

New Article 56 of the Articles of Association of Imperial (Amendments to existing Article 56 Marked-up)

56. Special Rights and Conditions ~~attached~~attaching to the Preferred Ordinary Shares ~~and the redeemable Preference Shares~~

56.1 Interpretation

For the purposes of this Article 56, the following terms shall have the meanings assigned to them hereunder:

56.1.1 "arrear preferred dividend" means all dividends on the preferred ordinary shares which:

56.1.1.1 should have, in accordance with the terms set out in this Article 56, but have not, for whatsoever reason, been declared in respect of the preferred ordinary shares on the relevant date thereof and which remain undeclared for any reason whatsoever, including, without limiting the generality, any legal impediment to their declaration; and/or

56.1.1.2 were declared, but which were (for any reason whatsoever, including without limiting the generality, any legal impediment), not paid in full on the stipulated date for payment thereof in accordance with this Article, and which remain unpaid;

56.1.2 "board" means the board of directors of the Company;

56.1.3 "business day" means any day which is not a Saturday, Sunday or public holiday in the Republic of South Africa;

56.1.4 "Company" or "Imperial" means Imperial Holdings Limited;

56.1.5 "conversion" means the conversion of the preferred ordinary shares into ordinary shares in accordance with this Article 56;

56.1.6 "conversion date" means the earliest of the following dates, but subject to 56.15:

56.1.6.1 30 September 2010, subject to 56.15.3; or

56.1.6.2 the date on which Lereko Mobility is obliged to redeem all of the preference shares, upon an event of default, in accordance with the terms of the preference share agreement; or

56.1.6.3 the date upon which Lereko Mobility is obliged to redeem the debentures in terms of the debenture trust deed;

56.1.7 "converted shares" means the preferred ordinary shares once they have been converted into ordinary shares;

56.1.8 "debentures" means 14,532,422, (or such greater or lesser number), unsecured subordinated debentures with a principal amount of R41.50 to be issued by Lereko Mobility, which debentures will be listed on the JSE in the "*Specialist Securities: Other Securities*" sub-sector of the JSE, the terms and conditions of which are set out in the debenture trust deed;

56.1.9 "debenture holders" means the registered holders of the debentures;

56.1.10 "debenture trust deed" means the debenture trust deed ~~which will be~~ concluded between Lereko Mobility and the trustee on 22 April 2005, regulating the terms and conditions of the debentures, as amended by the agreement concluded between those parties on 25 February 2008;

56.1.11 "deferred ordinary shares" means deferred ordinary shares of a par value of 4 cents each in the capital of the Company, having the rights, privileges and conditions set out in Article 55 of the articles;

56.1.12 "financial period" means each of the successive financial years of the Company, commencing on 26 June 2005, it being recorded, that the financial year end of the Company has been changed to 30 June, with effect from the 2008 financial year;

56.1.13 "financial statements" means the audited annual financial statements, of the Company in respect of each financial period;

56.1.14 "interim period" means each period of six months commencing from the beginning of each financial period as from 26 June 2005;

56.1.15 "issue date" means the date of the allotment and issue of the preferred ordinary shares;

56.1.16 "Lereko Mobility" means Lereko Mobility (Proprietary) Limited (Registration number 2004/034154/07), being the company which will subscribe for, and be allotted and issued the preferred ordinary shares in terms of Ordinary Resolution Number 1, contained in the notice of general meeting;

56.1.17 "Listings Requirements" means the Listings Requirements of the JSE;

56.1.18 "notice of general meeting" means the notice of the general meeting at which the articles will be amended by the insertion of this Article 56;

56.1.19 "ordinary shares" means ordinary shares of a par value of 4 cents each in the capital of the Company;

56.1.20 "preferred dividend" means the preferred dividend and/or capital distribution, as the case may be, payable in respect of the preferred ordinary shares, as provided in 56.9.1;

56.1.21 "preferred ordinary shares" means the cumulative preferred ordinary shares of a par value of 4 cents each in the capital of the Company having the rights, privileges and conditions set out in this Article 56;

56.1.22 "preference share agent" means the party appointed as the agent in terms of the agency and account bank agreement which will be concluded, *inter alia*, between the preference shareholders, the trustee and FirstRand Bank Limited (acting through its division of Rand Merchant Bank);

56.1.23 "preference share agreement" means the agreement concluded between Lereko Mobility and persons subscribing for the preference shares, regulating their relationship as holders of the preference shares, and including the terms and conditions of the preference shares as set out in the articles of association of Lereko Mobility, as further amended by the agreement concluded between those parties on 13 March 2008;

56.1.24 "preference shareholders" means the holders of the preference shares;

56.1.25 "preference shares" means the cumulative redeemable preference shares to be issued by Lereko Mobility, the terms and conditions of which are set out in the preference share agreement;

56.1.26 "prime rate" means the publicly quoted basic prime overdraft rate of interest per annum of FirstRand Bank Limited (or its successor-in-title) from time to time (as certified by any manager of FirstRand Bank Limited, whose appointment and authority it shall not be necessary to prove), calculated on a daily basis, compounded monthly in arrear and determined on a 365-day year factor, irrespective of whether the year in question is a leap year or not;

56.1.27 "subscription and shareholders agreement" means the written agreement concluded between the Company, Lereko Mobility, Lereko Broad-Based Consortium 212 (Proprietary) Limited, Lereko Investments (Proprietary) Limited, Valli Moosa and Popo Molefe on 4 April 2005, providing for the subscription by the Company and Lereko Broad-Based Consortium 212 (Proprietary) Limited of their shares in Lereko Mobility and regulating their association as shareholders of Lereko Mobility, as further amended by the agreement concluded between those parties on 25 February 2008;

56.1.28 "subsidiary" means a subsidiary of the Company as defined in the Act;

56.1.29 "treasury shares" means any ordinary shares which are owned by any subsidiary;

56.1.30 "trustee" means Steinway Trustees (Proprietary) Limited (Registration number 1999/002503/07), or its successor in accordance with the debenture trust deed.

56.2 Rights, Privileges and Conditions

The rights, privileges and conditions which attach to the preferred ordinary shares are set out in 56.3 to 56.18 hereof.

56.3 Issue Price

Each preferred ordinary share shall be issued at its par value, that is 4 cents per preferred ordinary share, and a premium, if any, as agreed by the Company and the subscriber concerned.

56.4 Consolidations and Subdivisions

If the ordinary shares are consolidated or sub-divided, the same shall apply, *mutatis mutandis*, to the preferred ordinary shares, with the necessary consequential amendments to 56.9, which shall be deemed to occur, to ensure that the amounts payable in terms of 56.9 will not be increased or diminished consequent upon any such consolidation or subdivision, but that the appropriate adjustment is made to the coupon in 56.9 to ensure that the net amount which the holder of a preferred ordinary share receives in terms of that paragraph, is unaffected by the consolidation or sub-division.

56.5 Rights' Issues

If any rights' issue is implemented by the Company in respect of the ordinary shares, the holders of the preferred ordinary shares shall be entitled to participate in the rights' issues, to all intents and purposes as though the preferred ordinary shares held by them were ordinary shares.

56.6 Capitalisation and Bonus Issues

If any capitalisation or bonus issue is implemented by the Company, the holders of the preferred ordinary shares shall be entitled to a distribution from the Company of that number of ordinary shares which they would have been eligible to receive if the preferred ordinary shares were ordinary shares.

56.7 Special Dividend

56.7.1 The preferred ordinary shares shall have the same rights of participation as the ordinary shares, on a one-for-one basis, in any special dividends declared and paid by the Company.

56.7.2 For the purposes of 56.7.1, the term "special dividend" means, in respect of any financial period, the greater of:

56.7.2.1 the aggregate of all dividends and capital distributions, distributed by the Company in respect of an ordinary share in respect of that financial period, in excess of:

(a) 510 cents, ~~escalated by 20% on 26 June of each year, as from 26 June~~ for the financial period ended 25 June 2006;

(b) 612 cents for the financial period ended 25 June 2007;

(c) 710 cents for the financial period ended 30 June 2008;

(d) 705 cents for the financial period ended 30 June 2009;

(e) the amount in (d), escalated by 20% on 1 July of each year as from 1 July 2009, in respect of each financial period as from that date,

which amount shall be proportionately adjusted to take account of any sub-division or consolidation of the ordinary shares; and

56.7.2.2 any dividends or other distributions declared and paid by the Company in respect of an ordinary share in respect of that financial period, which are described as special or extraordinary or abnormal dividends or distributions by the board.

56.7.2.3 The provisions of 56.7.1 shall not apply in respect of the distribution by the Company of its shares in Eqstra to the ordinary shareholders of the Company in terms of section 90 of the Act, as contemplated in the notice of general meeting at which this Article 56 will be amended, *inter alia*, by the insertion of this Article 56.7.2.3.

56.8 No Further Participation in Dividends or Other Distributions

Save as provided in 56.6, 56.7 and 56.9, the preferred ordinary shares shall not participate in, or receive any dividends or capital distributions distributed by the Company and/or any other payments made by the Company.

56.9 Rights to Dividends and Capital Distributions

Each preferred ordinary share shall confer on the holder thereof the following rights in respect of dividends and/or capital distributions, which shall accrue and be payable, in each instance, in priority to any payments of dividends or other distributions to the holders of any other classes of shares in the capital of the Company, including the ordinary shares, in respect of each interim period and financial period, respectively:

56.9.1 a preferred dividend or, at the Company's election, a preferred capital distribution of 535 cents in respect of each financial period, payable in the amounts and on the dates specified hereunder, subject to 56.9.2, which dividend or capital distribution, as the case may be, shall be declared by the company not less than 4 weeks and 1 day prior to the date of payment specified hereunder, with reference to each period to which the payment relates, or is deemed to relate:

Amount	**Date of payment**	**Period to which the payment relates**
267.5 cents	30.09.2005	Deemed to relate to period ended 25.06.2005, notwithstanding issue date being subsequent thereto
267.5 cents	31.03.2006	26.06.2005 to 25.12.2005
267.5 cents	30.09.2006	26.12.2005 to 25.06.2006
267.5 cents	31.03.2007	26.06.2006 to 25.12.2006
267.5 cents	30.09.2007	26.12.2006 to 25.06.2007
267.5 cents	31.03.2008	26.06.2007 to 25.12.2007
267.5 cents	30.09.2008	26.12.2007 to ~~25~~30.06.2008
267.5 cents	31.03.2009	~~26.06~~01.07.2008 to ~~25~~31.12.2008
267.5 cents	30.09.2009	~~26.12~~01.01.200~~8~~9 to ~~25~~30.06.2009
267.5 cents	31.03.2010	~~26.06~~01.07.2009 to ~~25~~31.12.2009
267.5 cents	30.09.2010	~~26.12.2009~~01.01.2010 to ~~25~~30.06.2010

56.9.2 in the event of any payment date referred to in 56.9.1 occurring on a day which is not a business day, the payment concerned shall be made on the immediately prior business day;

56.9.3 without prejudice to any other rights which may accrue to the holder of the preferred ordinary shares, consequent upon the failure of the Company to declare and pay any preferred dividend by the due date, an additional preferred dividend shall be payable in respect of each preferred ordinary share on the next date of payment referred to in 56.9.1, equal to an amount calculated at the prime rate, compounded monthly in arrear, on the arrear preferred dividend from the date on which such arrear preferred dividend was first due to have been paid to the actual date of payment thereof by the Company;

56.9.4 on a deregistration or winding-up of the Company, payment of all arrear preferred dividends and additional preferred dividends thereon in terms of 56.9.3 in priority to any payments to the holders of any other classes of shares in the capital of the Company, including the ordinary shares, and thereafter to participate, pari passu with the holders of the ordinary shares, in the profits and assets of the Company.

56.10 Voting Rights

56.10.1 The preferred ordinary shares shall rank *pari passu* in all respects with the ordinary shares with respect to voting rights and notwithstanding any article pertaining to general meetings of ordinary and/or deferred ordinary and/or preferred ordinary shareholders, the votes cast by each shareholder shall rank equally.

56.10.2 In accordance with 56.10.1, notwithstanding anything to the contrary which may be contained in the articles, the holders of the preferred ordinary shares shall not be entitled to veto any resolution that would otherwise have been capable of being passed by the required majority of votes, collectively, of the holders of the ordinary shares, the deferred ordinary shares and the preferred ordinary shares.

56.11 Separate Class

The preferred ordinary shares shall constitute a separate class of shares for the purposes of Article 5.1.1 as read with Article 15.1.9 of the articles.

56.12 Variation of Rights

All or any of the rights attaching to the preferred ordinary shares may not be modified, altered, varied, added to or abrogated, without the prior written consent of the holders of at least 75% of the issued preferred ordinary shares or the sanction of a resolution of the holders of the issued preferred ordinary shares passed at a separate general meeting of such holders, and at which members holding in the aggregate not less than 75% of the total votes of all the holders of the preferred ordinary shares entitled to vote at that meeting are present in person or by proxy and the resolution has been passed by not less than 75% of the total votes to which the holders of the preferred ordinary shares present in person or by proxy are entitled, provided that until such time as the preference shares and the debentures have been redeemed and all amounts owing under the preference share agreement and the debenture trust deed have been discharged by Lereko Mobility no modification, alteration or variation of any of the rights attaching to the preferred ordinary shares shall occur without the approval of the preference shareholders, a special resolution of the debenture holders and the JSE.

56.13 Meetings and *Quorum*

Subject to 56.12, at every separate meeting of the holders of the preferred ordinary shares the provisions of the articles relating to general meetings of ordinary members shall apply *mutatis mutandis*, except that a quorum at any such general meeting of the holders of preferred ordinary shares shall be a person or persons holding or representing by proxy at least 75% of the issued preferred ordinary shares, provided that if at any adjournment of such meeting a *quorum* is not present, then the provisions of the articles relating to adjourned meetings shall, *mutatis mutandis*, apply.

56.14 Restriction on Transfer of Preferred Ordinary Shares

56.14.1 Subject to 56.14.2 and the provisions of the subscription and shareholders' agreement, the holders of the preferred ordinary shares, shall not, whether directly or indirectly, be entitled to sell, alienate or in any other manner dispose of, transfer, relinquish any rights to, beneficial or otherwise, pledge or in any other manner encumber, any of the preferred ordinary shares, save to, or in favour of the Company or any subsidiary. In the event of the holder of any preferred ordinary shares breaching the provisions hereof, then, without prejudice to any other rights which the Company may have, but subject to 56.14.3, the Company, or any subsidiary so nominated by it, shall have the right, at any time after the breach occurs, on written notice given to the holders of the preferred ordinary shares concerned and in compliance with the JSE Listings Requirements, to repurchase the preferred ordinary shares concerned, or if those shares have since been converted into ordinary shares in terms of 56.15, the converted shares, at their par value, payable in cash on the date of the repurchase against transfer of the shares concerned to the Company or the subsidiary, as the case may be.

56.14.2 The provisions of 56.14.1 shall not apply to restrict in any manner, the preference shareholders and/or the debenture holders from exercising and/or enforcing any of their rights against Lereko Mobility in terms of, or arising out of, or consequent upon any breach by Lereko Mobility of the preference share agreement or the debenture trust deed and the provisions of 56.14.1 shall not apply to restrict any act provided or contemplated in that clause, which Lereko Mobility is required to commit or perform in terms of the preference share agreement or the debenture trust deed, with the intention that the preference shareholders and the debenture holders shall at all times be entitled to enforce all their rights in terms of the preference share agreement and the debenture trust deed, without restriction or qualification in terms of 56.14.1.

56.14.3 The Company shall only be entitled to exercise its rights in terms of 56.14.1 once the preference shares and the debentures have been redeemed and Lereko Mobility has discharged in full all of its obligations, actual or contingent, to the preference shareholders in accordance with the terms of the preference share agreement (other than those contemplated in article 108.15 of the articles of association of Lereko Mobility) and to the debenture holders in accordance with the terms of the debenture trust deed.

56.14.4 Notwithstanding the provisions of 56.14.1, the Company shall not register any transfer of the preferred ordinary shares, which is not in compliance with this Article 56 and the share certificates issued in respect of the preferred ordinary shares shall so provide.

56.15 Conversion

56.15.1 For the purposes of this Article 56.15, the term "the specified number" means:

56.15.1.1 for so long as the preference shares have not been redeemed in full, the number of preferred ordinary shares which are specified by notice in writing to the Company, given at any time, and from time to time, either by all the preference shareholders, or by the preference share agent, in their, or his absolute discretion, as the case may be, in the event referred to in 56.1.6.2; or

56.15.1.2 after the preference shares have been redeemed in full, the number of preferred ordinary shares which are specified by notice in writing to the Company, given at any time, and from time to time, by the trustee, in his absolute discretion, in the event referred to in 56.1.6.3.

56.15.2 On the conversion date, all the preferred ordinary shares (if the conversion date is on the date referred to in 56.1.6.1), or the specified number (if the conversion date occurs on either of the dates referred to in 56.1.6.2 or 56.1.6.3), shall automatically (if the conversion date occurs on the date referred to in 56.1.6.1), or on receipt by the Company at its registered office, of any notice referred to in 56.15.1 (if the conversion date occurs on either of the dates referred to in 56.1.6.2 or 56.1.6.3), be converted into ordinary shares, on a one-for-one basis.

56.15.3 In order that the converted shares do not participate, beyond their entitlement in terms of 56.9.1, in any dividends or capital distributions declared in respect of the ordinary shares in respect of the financial period ending on ~~25~~30 June 2010, the conversion date referred to in 56.1.6.1 shall, if necessary, be delayed until the next business day after the date upon which the holder of an Imperial share is required to be registered as a shareholder in order to participate in any dividend or capital distribution declared by the Company in respect of the financial period ending on ~~25~~30 June 2010, provided that the conversion shall not occur later than ~~25~~31 December 2010.

56.15.4 On order to comply with any other formalities that may be required, following on the automatic conversion of the preferred ordinary shares in terms of 56.15.1, and, without limiting the generality, to enable the converted shares to be listed on the JSE, as soon as reasonably possible, the Company shall be obliged, forthwith on the conversion date, to complete all and any documents, and do all other things which may be necessary for that purpose, and failing timeous compliance by the Company with its obligations in terms hereof, the Company irrevocably and *in rem suam* appoints Lereko Mobility, or in the event of the conversion date having occurred in terms of 56.1.6.2, or 56.1.6.3, any person appointed by the preference share agent (while any of the preference shares remain unredeemed) or the trustee (after all of the preference shares have been redeemed in full) in its name and stead, to attend to all of the aforegoing.

56.15.5 The conversion shall not affect the accrued rights of the holders of the preferred ordinary shares to the preferred dividends in terms of 56.9.

56.15.6 If, as at the conversion date, there are any arrear preferred dividends and/or additional preferred dividends referred to in 56.9.3, the Company shall forthwith allot and issue to Lereko Mobility, one redeemable preference share of a par value of 4 cents against payment of the allotment price in cash, carrying the rights and conditions set out in 56.15.7.

56.15.7 Every redeemable preference share referred to in 56.15.6 shall:

56.15.7.1 confer on the holder thereof the right to receive payment of an amount equivalent to the aggregate of all arrear preferred dividends and the additional preferred dividends referred to in 56.9.3, which were payable on all the preferred ordinary shares, prior to their conversion ("the original preferred ordinary shares"), plus an additional preferred dividend calculated at the prime rate, in the same manner provided in 56.9.3, which shall *mutatis mutandis* apply, on the aforesaid amounts from their due date of payment to the date of actual payment, in priority to any payments of dividends or other distributions of any nature whatsoever to the holders of any other classes of shares in the capital of the Company, including the ordinary shares, but no further right to participate in the profits or assets of the Company;

56.15.7.2 confer on the holder thereof the right, in a winding-up, to a payment of the arrear preferred dividends and additional preferred dividends referred to in 56.9.3 and to repayment of the par value thereof, in priority to any payments to the holders of any other classes of shares in the capital of the Company, including the ordinary shares, but no further right to participate in the profits or assets of the Company;

56.15.7.3 not confer on the holder the right to vote at meetings of the Company, except:

(a) during any period determined as provided in 56.15.8 during which any dividend or any part of any such dividend on such preference share or any redemption payment thereon remains in arrear and unpaid; or

(b) in regard to any resolution proposed which directly or indirectly affects any of the rights attached to such preference share or the interests of the holder thereof, including a resolution for the winding-up of the Company or for the reduction of its capital;

56.15.7.4 subject to section 98 of the Act, be redeemable at par at the option of the Company at any time, on the following terms and conditions:

(a) notice of the exercise of the option may not be given by the Company unless all amounts owing in respect of arrear preferred dividends and additional preferred dividends referred to in 56.15.7.1 have been paid;

(b) notice of the exercise of such option shall be given by the Company to the holder of the preference share in writing, whereupon such preference share shall be regarded as redeemed and cancelled; and

(c) upon receipt of such notice, the holder shall deliver the certificate of such preference share to the Company at its registered office and the Company shall pay to such holder in consideration of the redemption, the par value of the preference share.

56.15.8 The period referred to in 56.15.7.3(a) shall commence from the conversion date and continue indefinitely thereafter.

56.15.9 All or any of the rights attaching to the redeemable preference shares may not be modified, altered, varied, added to or abrogated, without the prior written consent of the holders of at least 75% of the issued redeemable preference shares or the sanction of a resolution of the holders of the issued redeemable preference shares passed at a separate general meeting of such holders, and at which members holding in the aggregate not less than 75% of the total votes of all the holders of the redeemable preference shares entitled to vote at that meeting are present in person or by proxy and the resolution has been passed by not less than 75% of the total votes to which the holders of the redeemable preference shares present in person or by proxy are entitled, provided that until such time as the preference shares and the debentures have been redeemed and all amounts owing under the preference share agreement and the debenture trust deed have been discharged by Lereko Mobility, no modification, alteration or variation of any of the rights attaching to the redeemable preference shares shall occur without the approval of the preference shareholders, a special resolution of the debenture holders and the JSE.

56.16 Ranking on Conversion

Any ordinary shares so converted from preferred ordinary shares in terms of 56.15 shall rank from the conversion date, *pari passu*, in all respects with the other ordinary shares and shall accordingly qualify for any dividends or capital distributions declared by the Company after the conversion date.

56.17 Listings Requirements

The preferred ordinary shares are entirely subject to the provisions of the Listings Requirements and are not to be taken into account for categorisation purposes.

56.18 Restriction on Issue of Preferred Ordinary Shares

Subject to 56.6, after the allotment and issue of the preferred ordinary shares to Lereko Mobility in terms of Ordinary Resolution Number 1, contained in the notice of general meeting, the Company shall not allot and issue any further preferred ordinary shares, except with the approval of shareholders in general meeting and the JSE."

PRINTED BY INCE (PTY) LTD

REF. W2CF05222

Imperial Holdings Limited

Imperial Holdings Limited

(Incorporated in the Republic of South Africa)

(Registration number 1946/021048/06)

Ordinary share code: IPL ISIN: ZAE000067211

Preference share code: IPLP ISIN: ZAE000088076

("Imperial" or "the Company")

Form of proxy – general meeting

If you are a dematerialised shareholder, other than with "own name" registration, do not use this form. Dematerialised shareholders, other than with "own name" registration, instructions should be provided to their appointed Central Securities Depository Participant ("CSDP") or broker in the form stipulated in the custody agreement entered into between the shareholder and the CSDP or broker.

For use by shareholders of Imperial at the general meeting to be held at Imperial Place, Jeppe Quondam, 79 Boeing Road East, Bedfordview on Friday, 18 April 2008 at 10:00.

I/We (please print names in full) ______________________________

of (address) ______________________________

(delete whichever is not applicable)

being the holder/s of [ ] ordinary shares/deferred ordinary shares/preferred ordinary shares/preference shares in Imperial appoint (see note 1):

[ ] ordinary shares/deferred ordinary shares/preferred ordinary shares/preference shares in Imperial appoint (see note 1):

[ ] ordinary shares/deferred ordinary shares/preferred ordinary shares/preference shares in Imperial appoint (see note 1):

[ ] ordinary shares/deferred ordinary shares/preferred ordinary shares/preference shares in Imperial appoint (see note 1):

1. ______________________________ or failing him/her/it,

2. ______________________________ or failing him/her/it,

3. the chairperson of the general meeting, (delete whichever is not applicable)

as, my/our proxy to act for me/us and on my/our behalf at the general meeting which will be held for the purpose of considering, and if deemed fit, passing, with or without modification, the Special and Ordinary Resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against such resolutions and/or abstain from voting in respect of the ordinary shares/deferred ordinary shares/preferred ordinary shares/preference shares registered in my/our name/s, in accordance with the following instructions (see note 2):

	Number of votes (one vote per share)		
	For	**Against**	**Abstain**
Special Resolution Number 1 Amendment of Article 55 of the articles of association for the rights and conditions of the deferred ordinary shares			
Special Resolution Number 2 Amendment of Article 56 of the articles of association for the rights and conditions of the preferred ordinary shares			
Ordinary Resolution Number 1 Approval of the unbundling			
Ordinary Resolution Number 2 Approval of the MCC Minority Transaction			
Ordinary Resolution Number 3 Amendment of the Imperial Executive Share Purchase Scheme			
Ordinary Resolution Number 4 Amendment of the Imperial Bonus Right Scheme			
Ordinary Resolution Number 5 Authority for directors and secretary to sign and act			

Signed at ______________________ on ______________________ 2008

Signature ______________________________

Assisted by me (where applicable) ______________________________

Please read the notes on the reverse side hereof.

Notes:

1. Each member is entitled to appoint one or more proxies (who need not be a member of the Company) to attend, speak and, on a poll, vote in place of that member at the general meeting.
2. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting "the chairperson of the general meeting". The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. A member's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that member in the appropriate box provided. Failure to comply with the above will be deemed to authorise the chairperson of the general meeting, if the chairperson is the authorised proxy, to vote in favour of the Special and Ordinary Resolutions at the general meeting, or any other proxy to vote or to abstain from voting at the general meeting as he/she deems fit, in respect of all the member's votes exercisable thereat.
4. A member or his/her proxy is not obliged to vote in respect of all the ordinary shares/deferred ordinary shares/preferred ordinary shares/preference shares held or represented by him/her, but the total number of votes for or against the Special and Ordinary Resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the member or his/her proxy is entitled.
5. Forms of proxy must be lodged with or posted to the office of the transfer secretaries, to be received by no later than 48 hours prior to the allotted time for the general meeting.
6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the general meeting and speaking and voting in person to the exclusion of any proxy should such member wish to do so.
7. Any alterations or corrections to this form of proxy must be initialled by the signatory/ies.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the Company's transfer secretaries or waived by the chairperson of the general meeting.
9. The chairperson of the general meeting may reject or accept any form of proxy which is completed and/or received, other than in accordance with these notes, provided that the chairperson is satisfied as to the manner in which a member wishes to vote.
10. Dematerialised shareholders who are not registered with own name registration in the sub-register who wish to attend the general meeting or be represented by proxy must timeously contact their CSDP or broker, who will furnish them with the necessary authority to attend the general meeting or be represented by proxy.

Imperial Holdings

Imperial Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021048/06)
Ordinary share code: IPL ISIN: ZAE000067211
Preference share code: IPLP ISIN: ZAE000088076
("Imperial" or "the Company")

Detailed cautionary announcement regarding the proposed listing on the JSE Limited of Imperial's Leasing and Capital Equipment division and the unbundling of 100% of Imperial's interest in the Leasing and Capital Equipment division and the proposed buy-out of MCC minority shareholding

---

1. Introduction

Further to the cautionary announcements released on SENS on 1 November 2007, 13 December 2007 and 24 January 2008, Imperial is pleased to announce details of the proposed transaction framework which, if implemented, will result in listing on the JSE Limited ("JSE") of its Leasing and Capital Equipment division which will have been incorporated under a single entity, Eqstra Holdings Limited ("Eqstra") followed by the unbundling of 100% of Imperial's interest in Eqstra ("the unbundling"), the replication of the Imperial Black Economic Empowerment ("BEE") structure in Eqstra ("BEE transactions") and the proposed buy-out of the MCC group of companies' ("MCC") minority shareholders in exchange for shares in the listed Eqstra ("MCC minority transaction") ("collectively the "transactions").

2. Rationale for the transactions

Through its decentralized approach, Imperial has proven its ability to create businesses of considerable scale and with the maturity to grow independently and attract their own debt and equity investor bases. The Imperial board is of the opinion that Eqstra, which comprises Imperial Fleet Services, Imperial Flexi Fleet, Saficon Industrial Equipment, Impact Forklifts (UK), MCC and the distributorships for Terex and New Holland earth moving equipment, being a business of significant scale which lends itself to a high degree of financial leverage, has reached that point.

The capital structure of Imperial, which is maintained in accordance with the rating parameters of its debt capital market funding program, does not allow Imperial to attract the requisite debt funding to continue to fund the robust growth that is being experienced by Eqstra. The asset intensive nature of the Eqstra balance sheet and its strong annuity cash flow stream, allows this business to adopt and maintain substantially higher gearing parameters in order to fund its growth on a sustainable basis.

Eqstra as a provider of earthmoving services and equipment is well positioned as a supplier to the mining and construction sectors. These sectors offer significant growth potential given global demand for commodities and the South African infrastructural development curve. Furthermore, Eqstra is an established leasing company offering full lifecycle leasing services to the corporate sector, local and national government. It had an asset base of R 7.6 billion at 25 June 2007, comprising of earthmoving and materials handling equipment, commercial and passenger vehicles.

The board believes that the unbundling will enhance shareholder value through:

- unlocking the growth potential of Eqstra by structuring its balance sheet appropriately;
- unlocking more growth potential for Imperial by the elimination of the high capital demands of the leasing business from its portfolio of businesses;
- providing shareholders with direct exposure to a mining and infrastructure related investment;
- achieving sharper focus in the operations of the two listed entities; and
- an improved exposure of the intrinsic value of the two listed entities.

3. Future prospects of the Imperial Group

Subsequent to the unbundling of Eqstra and the intended disposal of its aviation leasing businesses, Safair (Proprietary) Limited, Air Contractors Limited and the 50% interest in Safair Lease Finance (Proprietary) Limited, and the disposal of its interest in Tourism Investment Corporation (Proprietary) Limited, Imperial will be simplified through the removal of its consolidated capital intensive, quasi-banking activities. It will, however, retain its exposure to vehicle related banking through its equity accounted share in Imperial Bank, for which it has no funding obligations. This will not only ensure management focus but will also create a balance sheet with sufficient capital to pursue new and related growth opportunities.

The closure of the heavy truck assembly and distribution operations of Commercial Vehicle Holdings, which was previously announced, eliminated another capital intensive business with the long working capital cycle typical of that business. The group retains its truck dealerships which are part of its vehicle franchise operations.

After the unbundling the group will operate in logistics in South Africa and Europe, car rental, and in integrated motor vehicle importation, retailing and financial services. Its objective will be to capitalise on the market leading positions and scale in these areas and enhance its exposure through organic and acquisitive means. Enabled by the release of capital from the abovementioned strategic initiatives, expansion into new initiatives related to logistics and services will be explored. Diversification will be aimed at service related fields and areas of the economy where Imperial's distribution, logistics, and financial services skills and platforms create an advantage.

Subsequent to the unbundling and disposals Imperial will consist of three primary divisions, Logistics and Transport, Car Rental and Related Tourism Services, and Retail and Financial Services.


Imperial
Logistics and Transport
•Southern Africa
•Europe
Car Rental and Related Tourism Services
•Car Rental
•Tourism Services
Retail Motor and Financial Services
Distribution
Motor dealerships
Insurance
Imperial Bank JV

4. Details of the transactions

The unbundling will result in the creation of a separately listed entity.

Eqstra will comply with relevant BEE legislation and anticipates obtaining an independent assessment from a recognised BEE rating agency. From an ownership perspective, Eqstra is anticipated to have approximately 15.7% black equity ownership at the outset (when considering the impact of the MCC minority transaction as referred to below).

The unbundling and listing of Eqstra will be accompanied by the replication of the existing Imperial BEE ownership structure, consisting of two BEE partners, namely Ukhamba Holdings (Proprietary) Limited ("Ukhamba") and Lereko Mobility (Proprietary) Limited ("Lereko Mobility"). Furthermore, through the MCC minority transaction set out below, Nozala Investments (Proprietary) Limited ("Nozala") will become a direct shareholder in Eqstra.

The capital structure of Imperial and Eqstra will be optimised, including elevating the MCC minorities to the level of the listed Eqstra and retaining the balance sheet capacity to take advantage of growth opportunities.

The salient terms of the respective transactions, which transactions will be implemented consecutively, are set out below:

4.1. MCC minority transaction

In anticipation of the unbundling, an agreement has been reached for Imperial to acquire, subject to the listing of Eqstra, the minority interests in MCC by issuing new shares in the listed Eqstra to the MCC minority shareholders ("the minority consideration shares"). As a consequence, MCC minorities will receive 46,260,000 shares in Eqstra, representing approximately 16% of the issued shares of Eqstra, as consideration and MCC will be one of the largest business units in Eqstra.

The acquisition of the MCC minority interest will better position Eqstra for growth as it simplifies and strengthens the capital structure and aligns shareholder interests.

4.1.1. Background on MCC

MCC specialises in opencast contract mining of chrome, platinum, gold and other base metals. MCC is an industry leader in the opencast hard rock mining, environmental mining and planning, bulk earthworks and ground rehabilitation. MCC will design and implement a mining plan and deliver the final product at an economical cost per cubic meter or tonnes. In-depth project planning, rehabilitation, surface blasting, hard rock mining and ore recovery are all part of the complete mining package offered by MCC. MCC does not take any operational mining risk, which remains with the mining company.

MCC and its subsidiaries ("the MCC Group") offer one of the largest fleets of opencast mining equipment in South Africa. The MCC group's commitment extends to provide drilling and blasting expertise by providing explosive technology and products to support the mining and earthmoving industry. MCC's project management division offers an all-in-one service, backed by the most sophisticated software and design expertise to assist clients in assessing any job and recommending the right plant at the most economical cost per unit. Project management is a service that is equipped with experienced qualified professionals. This division has operated throughout Southern Africa with projects currently in South Africa, Zimbabwe and Namibia.

4.1.2. Parties to the MCC minority transaction

MCC consists of Civil Finance Company (Proprietary) Limited, Explotech Marketing Services (Proprietary) Limited, Five Six Seven Glen Austin (Proprietary) Limited, MCC Contracts (Proprietary) Limited, Mutual Construction Company (Transvaal) (Proprietary) Limited, Dorstland Earth Moving (Proprietary) Limited and MCC Mining (Proprietary) Limited.

The MCC minorities consist of BM Coetzer, SD Coetzer, Topclass Ventures (Proprietary) Limited (a company controlled by MR Barnes), Michael Reid Barnes Investments (Proprietary) Limited (a company controlled by MR Barnes), TJ Adams, RD Bethwaite, NM Claassen, Newshelf 774 (Proprietary) Limited (a company controlled by Nozala) and JC Pretorius.

4.1.3. Related Parties

Certain of the MCC minorities are also directors of MCC companies and are, therefore, classified as related parties as defined in the JSE Listings Requirements. Consequently, a fairness opinion from an independent professional expert acceptable to the JSE, required in terms of paragraph 10.4(f) of the JSE Listings Requirements is being obtained.

The relevant directors are as follows:

Director	**Directorship held in**	**Effective interest in MCC minority transaction (%)**

Director	Directorship held in	Effective interest in MCC minority transaction (%)
MR Barnes	MCC Contracts (Proprietary) Limited Explotech Marketing Services (Proprietary) Limited Mutual Construction Company (Transvaal) (Proprietary) Limited Civil Finance Company (Proprietary) Limited Five Six Seven Glen Austin (Proprietary) Limited MCC Mining (Proprietary) Limited	68.5% of the minority consideration shares 10.9% interest in Eqstra with 31 238 650 shares through Topclass Ventures (Proprietary) Limited) and 450 551 shares through Michael Reid Barnes Investments (Proprietary) Limited
T Adams	MCC Contracts (Proprietary) Limited	2.4% of the minority consideration shares 0.4% interest in Eqstra with 1 118 400 shares
JC Pretorius	MCC Contracts (Proprietary) Limited	7.3% of the minority consideration shares 1.2% interest in Eqstra with 3 355 200 shares
S Dakile-Hlongwane (nominated by Nozala)	MCC Contracts (Proprietary) Limited Mutual Construction Company (Transvaal) (Proprietary) Limited	17.9% of the minority consideration shares 2.9% interest in Eqstra with 8 272 000 shares held by Nozala through Newshelf 774 (Proprietary) Limited
SD Coetzer	Explotech Marketing Services (Proprietary) Limited	1.0% of the minority consideration shares 0.2% interest in Eqstra with 434 160 shares in Eqstra
S Vos	Mutual Construction Company (Transvaal) (Proprietary) Limited	0.8% of the minority consideration shares 0.1% interest in Eqstra with 367 200 shares
N Claassen	Mutual Construction Company (Transvaal) (Proprietary) Limited	0.8% of the minority consideration shares 0.1% interest in Eqstra with 367 200 shares

Director	Directorship held in	Effective interest in MCC minority transaction (%)
R Bethwaite	Mutual Construction Company (Transvaal) (Proprietary) Limited	0.8% of the minority consideration shares 0.1% interest in Eqstra with 367 200 shares

In addition, as described in 5.2 below, the related parties will not be allowed to vote on the approval for the MCC minority transaction, in accordance with the JSE Listings Requirements.

4.1.4. Pricing

The original agreement between Imperial and the MCC minorities provided for a buy-out in 2010 at a price based on a pre-determined formula. The parties have agreed, based on the terms of that agreement and also the anticipated performance of MCC, that a value of R1 156 500 000 would be placed on the 49.9% interest currently owned by the minority shareholders. In consideration for their shares in MCC, MCC minorities will be issued shares in the listed company, Eqstra. Based on the agreed terms, MCC minorities will hold approximately 16% equity interest in Eqstra.

The purchase price payable shall be discharged through the issue of the minority consideration shares, subject to the fulfilment of the conditions precedent (contained in paragraph 5 below), by the allotment and issue to each MCC minority, on the Eqstra listing date, of the relevant number of Eqstra shares which equates to the value, of the relevant shareholders' minority interest.

4.2. Listing and unbundling

Eqstra will, subject to the fulfilment of the suspensive conditions of the unbundling (contained in paragraph 5 below), be listed on the JSE on or about 12 May 2008, upon which Imperial will unbundle 100% of its interest in Eqstra to all Imperial shareholders. Accordingly, Imperial will distribute, in compliance with section 90 of the Companies Act and in terms of section 46 of the Income Tax Act, 212 129 870 Eqstra shares to the Imperial ordinary shareholders in proportion to such Imperial ordinary shareholders' ordinary shareholding in Imperial.

Taking into account the 46 260 000 shares issued to the MCC minorities, as set out above, Eqstra will have a total of 258 389 870 ordinary share outstanding and listed after the implementation of the transaction.

4.2.1.Entitlement ratio

At 27 February 2008, the number of ordinary shares in the issued share capital of Imperial was 212 129 870. At the record date, the number of Eqstra shares which will be held by Imperial will be the same number of ordinary shares as the issued share capital of Imperial at that date. Following the fulfilment of the suspensive conditions of the unbundling, each Imperial ordinary shareholder will receive one Eqstra share for each Imperial ordinary share held on the record date of the unbundling.

Due to its holding of treasury shares Imperial will receive 23 864 456 Eqstra shares upon unbundling.

4.3. BEE transactions

Imperial has implemented two BEE transactions with Ukhamba and Lereko Mobility ("existing Imperial BEE shareholders"). It is the intention that both Ukhamba and Lereko Mobility will be placed in the same position as before the unbundling.

In addition to the existing BEE shareholders, Nozala, a BEE shareholder in MCC, will convert its holding MCC Contracts (Proprietary) Limited and Mutual Construction Company (Transvaal) (Proprietary) Limited into 8 272 000 Eqstra shares upon listing. This transaction is dealt with in more detail under section 4.1.

Immediately after unbundling, Ukhamba will subscribe for 16 781 968 "A" deferred ordinary shares in Eqstra and Lereko Mobility will subscribe for 14 516 617 "B" deferred ordinary shares. These two classes of shares will give the existing Imperial BEE shareholders a 11% interest in Eqstra. The terms and conditions of these two classes of shares will be substantially similar to the terms and conditions they have in Imperial.

4.3.1. Ukhamba

At the last practicable date Ukhamba held 5 973 421 and 16 781 968 Imperial ordinary shares and deferred ordinary shares respectively. In terms of the unbundling, Ukhamba will receive 5 973 421 ordinary shares in Eqstra.

In order for Ukhamba to be placed in the same position as it presently is, Ukhamba will subscribe for 16 781 968 "A" deferred ordinary shares in Eqstra at their par value of 0.1 cent each. As a consequence, the hurdle rate which regulates the conversion of the Imperial deferred ordinary shares to Imperial ordinary shares will be amended to exclude Eqstra. As a consequence, the hurdle rate which regulates the conversion of the deferred ordinary shares to Imperial ordinary shares will be amended to exclude Eqstra while an equivalent hurdle rate, based on Eqstra's performance, will apply to the Eqstra "A" deferred ordinary shares..

The salient terms and conditions of the "A" deferred ordinary shares will be substantially the same as the current Imperial deferred ordinary shares except for the hurdle rates that govern their conversion into ordinary shares.

4.3.2. Lereko Mobility

Lereko Mobility currently holds 14 516 617 preferred ordinary shares in Imperial. These preferred ordinary shares currently pay a fixed annual coupon of 535 cents per preferred ordinary share.

As part of the unbundling and in order to ensure that Lereko Mobility is not disadvantaged by the unbundling, Eqstra will allot and issue to Lereko Mobility 14 516 617 "B" deferred ordinary shares in Eqstra at their par value of 0.1 cent each.

The terms and conditions, including the preferred dividend, of the current Imperial preferred ordinary shares will not be amended. Therefore, Imperial will still pay the fixed dividend coupon in respect of the preferred ordinary shareholders.

The salient terms and conditions of the "B" deferred ordinary shares will be substantially the same as the preferred ordinary shares except that the "B" deferred ordinary shares will not pay a dividend until 30 September 2010. As such, the "B" deferred ordinary shares to be issued by Eqstra to Lereko Mobility will have the following key features:

- will not pay any dividend until 30 September 2010;

- will convert on a one for one basis into Eqstra shares on 30 September 2010; and
- will rank pari passu with Eqstra ordinary shares in terms of voting.

4.3.3. Lereko Debenture holders

In order for the redeemable equity-linked debenture holders ("debenture holders"), to be placed in the same position as they presently are after the unbundling, the terms of the debentures will be amended such that they remain as one single instrument, but with the equity-linked interest bonus being split, so as to be determined based on the performance of the Imperial ordinary shares as well as the Eqstra ordinary shares. The calculation of the equity linked interest bonus will be split based on the relative Volume Weighted Average Price ("VWAP") of both an Imperial and Eqstra ordinary share on the first day of trading immediately after the listing of Eqstra. Details on the calculation of the equity-linked interest bonus will be contained in the notice to debenture holders.

The debentures will therefore be backed by 14 516 617 preferred ordinary shares in Imperial and 14 516 617 "B" deferred ordinary shares in Eqstra. Other than the adjustment to the equity-linked interest bonus formula and consequential changes arising therefrom, there are no other adjustments to the terms of the debentures or financial implications to the debenture holders.

5. Conditions precedent

The following are the key conditions precedent to the various transactions:

5.1. Conditions precedent applying to all the transactions

The unbundling is conditional upon the following suspensive conditions being fulfilled:

- the approval of the unbundling by the board of directors of Imperial;
- approval by the Imperial shareholders in a general meeting of the various special and ordinary resolutions required to implement the unbundling and amend the articles of association of Imperial to accommodate the unbundling as set out in the notice of general meeting included in the circular to Imperial shareholders;
- obtaining the requisite regulatory approvals, including JSE approval, and third party opinions;
- listing of Eqstra on the JSE;
- approval of the special resolution by the debenture holders in a general meeting required to effect the amendment of the debenture trust deed to accommodate the unbundling; and
- the registration by the Companies and Intellectual Property Registration Office ("CIPRO") of the special resolutions referred to above.

5.2. Specific conditions precedent applying to the MCC minority transaction

The MCC minority transaction is subject to and conditional upon the fulfilment of the following conditions precedent:

- the approval of the MCC minority transaction by the shareholders of Imperial, excluding the related parties, in general meeting; and
- the final pre-listing statement to be issued to Imperial shareholders on or about 19 March 2008 does not differ in any material respect from the draft pre-listing

statement which was provided to the MCC minority shareholders, so as to impact adversely on the value of the minority specified shares.

Should the conditions precedent not be fulfilled by 25 June 2008, or such later date as the parties may agree to in writing then, the provisions of the agreement shall lapse and be of no force and effect.

6. Fairness opinions

Fairness opinions from an independent professional expert, in terms of the JSE Listings Requirements, are required regarding whether the MCC minority transaction and the issuance of unlisted voting instruments ("A" and "B" deferred ordinary shares) by Eqstra to both Ukhamba and Lereko Mobility are fair to Imperial shareholders.

In addition, an expert's opinion is required in terms of the debenture trust deed on the impact of the LeaseCo unbundling on the redeemable equity-linked debentures.

Deloitte & Touche Corporate Finance has been appointed as independent professional to opine on the fairness to Imperial's shareholders of the MCC minority transaction and the issuance of unlisted voting instruments as well as the impact of the unbundling on the redeemable equity linked debentures. Their opinions will be contained in the respective circulars to shareholders and debenture holders referred to in paragraph 8 below.

7. Cautionary announcement

A further announcement will be released at the appropriate time and when the financial effects have been finalised and a detailed transaction timetable is available.

Accordingly, Imperial shareholders are advised to continue exercising caution when dealing in their Imperial securities until a further announcement is made.

8. Documentation

Pursuant to the aforementioned announcement being released, a circular will be posted to Imperial shareholders which will record the detailed transaction terms and the resolutions the shareholders will be asked to approve in order to implement the transactions.

In addition a circular will be posted to the debenture holders setting out the impact that the unbundling will have on debenture holders and the necessary amendments required to the debenture trust deed to accommodate the unbundling.

Johannesburg
27 February, 2008

www.imperial.co.za

Merchant bank and transaction sponsor to Imperial: Rand Merchant Bank
Legal adviser: Tugendhaft Wapnick Banchetti & Partners
Reporting accountants and auditors: Deloitte & Touche
Independent expert: Deloitte & Touche
Sponsor: Merrill Lynch South Africa (Proprietary) Limited

END